     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 26, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                           UNION PLANTERS CORPORATION
             (Exact name of Registrant as specified in its charter)
                             ---------------------

            TENNESSEE                            6712                           62-0859007
 (State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
  incorporation or organization)     Classification Code Number)           Identification No.)

                          7130 GOODLETT FARMS PARKWAY
                            MEMPHIS, TENNESSEE 38018
                                 (901) 383-6000
  (Address, including zip code, and telephone number of registrant's principal executive offices)
                           E. JAMES HOUSE, JR. ESQ.,
                SECRETARY AND MANAGER OF THE LEGAL DEPARTMENT OF
                           UNION PLANTERS CORPORATION
                          7130 GOODLETT FARMS PARKWAY
                            MEMPHIS, TENNESSEE 38018
                                 (901) 383-6584
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

      LEE A. HARKAVY, ESQUIRE           CATHERINE C. STALLINGS, ESQUIRE            LEONARD S. VOLIN, ESQ.
       WYATT, TARRANT & COMBS                      SECRETARY                HOUSLEY KANTARIAN & BRONSTEIN, P.C.
   6075 POPLAR AVENUE (SUITE 650)         LEADER FINANCIAL CORPORATION       1220 19TH STREET, N.W., SUITE 700
       MEMPHIS, TN 38119-4721                  158 MADISON AVENUE                  WASHINGTON, D.C. 20036
                                               MEMPHIS, TN 38103

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

- -------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------
                                                                                 PROPOSED
                                                                 PROPOSED        MAXIMUM
                                                AMOUNT           MAXIMUM        AGGREGATE
          TITLE OF SECURITIES                    TO BE        OFFERING PRICE     OFFERING       AMOUNT OF
           TO BE REGISTERED                  REGISTERED(1)     PER SHARE(2)      PRICE(2)    REGISTRATION FEE
- -------------------------------------------------------------------------------------------------------------
Common Stock $5.00 par value (including
  associated Preferred Share Rights)...    16,600,000 shares      $43.50       $722,100,000      $249,000
- -------------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------------

(1) This Registration Statement covers the maximum number of shares of the common stock of the Registrant which is expected to be issued in connection with the merger (the "Merger") described herein.
(2) Estimated solely for purposes of calculating the registration fee and based, pursuant to Rule 457(c) and (f) under the Securities Act of 1933, as amended, on the average of the high and low sales prices of Leader common stock as reported on the NASDAQ National Market System on July 24, 1996.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), SHALL DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           UNION PLANTERS CORPORATION

                             CROSS-REFERENCE SHEET


                                                       CAPTION OR LOCATION IN JOINT PROXY
         ITEMS IN PART I OF FORM S-4                               STATEMENT
- --------------------------------------------------  -------------------------------------
 A.    INFORMATION ABOUT THE TRANSACTION
 1.    Forepart of registration statement and       Outside Front Cover of Joint Proxy
         outside front cover page of prospectus...    Statement; Facing Page of Registration
                                                      Statement; Cross-Reference Sheet
 2.    Inside front and outside back cover of
         prospectus...............................  AVAILABLE INFORMATION; DOCUMENTS
                                                      INCORPORATED BY REFERENCE; TABLE OF
 3.    Risk factors, ratio of earnings to fixed       CONTENTS
         charges and other information............  SUMMARY; COMPARATIVE MARKET PRICES AND DIVIDENDS
 4.    Terms of the transaction...................  SUMMARY; DESCRIPTION OF TRANSACTION; EFFECT
                                                      OF THE MERGER ON RIGHTS OF SHAREHOLDERS;
                                                      DESCRIPTION OF UPC COMMON AND PREFERRED
                                                      STOCK
 5.    Pro forma financial information............  SUMMARY
 6.    Material contacts with the company being
         acquired.................................  SUMMARY; DESCRIPTION OF TRANSACTION
 7.    Additional information required for
         re-offering by persons and parties deemed
         to be underwriters.......................  Not Applicable
 8.    Interest of named experts and counsel......  OPINIONS
 9.    Disclosure of Commission position on
         indemnification for Securities Act
         liabilities..............................  Not applicable (See Part II, Item 20)
 B.    INFORMATION ABOUT THE REGISTRANT
10.    Information with respect to S-3
         registrants..............................  AVAILABLE INFORMATION; DOCUMENTS
                                                      INCORPORATED BY REFERENCE; SUMMARY;
11.    Incorporation of certain information by        BUSINESS OF UPC
         reference................................  DOCUMENTS INCORPORATED BY REFERENCE
12.    Information with respect to S-2 or S-3
         registrants..............................  Not Applicable
13.    Incorporation of certain information by
         reference................................  Not Applicable
14.    Information with respect to registrants
         other than S-2 or S-3 registrants........  Not Applicable

                                                        CAPTION OR LOCATION IN JOINT PROXY
           ITEMS IN PART I OF FORM S-4                               STATEMENT
- --------------------------------------------------  -------------------------------------------
 C.    INFORMATION ABOUT THE COMPANY BEING
         ACQUIRED
15.    Information with respect to S-3
         companies................................  AVAILABLE INFORMATION; DOCUMENTS
                                                      INCORPORATED BY REFERENCE; SUMMARY;
16.    Information with respect to S-2 or S-3         BUSINESS OF LEADER
         companies................................  Not Applicable
17.    Information with respect to companies other
         than S-2 or S-3 companies................  Not Applicable
 D.    VOTING AND MANAGEMENT INFORMATION
18.    Information if proxies, consents, or
         authorizations are to be solicited.......  DOCUMENTS INCORPORATED BY REFERENCE;
                                                      SUMMARY; MEETINGS OF SHAREHOLDERS;
                                                      DESCRIPTION OF TRANSACTION; DESCRIPTION
19.    Information if proxies, consents, or           OF UPC COMMON AND PREFERRED STOCK
         authorizations are not to be solicited or
         in an exchange offer...................... Not Applicable


                        [LETTERHEAD OF LEADER FINANCIAL]

                                 August 8, 1996

To the Shareholders of Leader Financial Corporation:

     You are cordially invited to attend a Special Meeting of the Shareholders (the "Special Meeting") of Leader Financial Corporation ("Leader") to be held at the Dixon Gallery & Gardens, 4339 Park Avenue, Memphis, Tennessee, on Thursday, September 26, 1996, at 10:00 a.m., local time, notice of which is enclosed.

     At the Special Meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Merger (the "Agreement") by and between Leader and Union Planters Corporation ("UPC") and a related Plan of Merger pursuant to which a newly formed subsidiary of UPC ("UPC Merger Subsidiary") would be merged with and into Leader (the "Merger"). Upon consummation of the Merger, each share of Leader common stock issued and outstanding immediately prior to the effective time of the Merger (except for certain shares held by Leader or UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted) will be exchanged for 1.525 shares of UPC common stock (subject to possible adjustment as described in the accompanying Joint Proxy Statement/Prospectus), with cash being paid in lieu of issuing fractional shares.

     The accompanying Joint Proxy Statement/Prospectus includes a description of the proposed Merger and provides other specific information concerning the Special Meeting. Please read these materials carefully and consider thoughtfully the information set forth in them.

     The Merger has been approved by your Board of Directors and is recommended by the Board to you for approval. Your Board believes that, among other benefits, the Merger will result in a company with greater financial strength and increased opportunity and flexibility for profitable expansion and diversification. Consummation of the Merger is subject to certain conditions, including approval of the Agreement and the related Plan of Merger by the Leader shareholders, approval of the issuance of shares of UPC common stock pursuant to the Agreement by the UPC shareholders, approval of the Merger by various regulatory agencies, and satisfaction or waiver of certain other contractual conditions to closing.

     It is important to understand that approval of the Agreement and the related Plan of Merger will require the affirmative vote of a majority of the votes entitled to be cast at the Special Meeting by the holders of the issued and outstanding shares of Leader common stock. Accordingly, whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger of UPC Merger Subsidiary with and into Leader is a significant step for Leader and your vote on this matter is of great importance.

     ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO VOTE FOR APPROVAL OF THE AGREEMENT AND THE RELATED PLAN OF MERGER BY MARKING THE ENCLOSED PROXY CARD "FOR" PROPOSAL 1.

     We look forward to seeing you at the Special Meeting.

                                          Sincerely,

                                          Edgar H. Bailey
                                          Chairman and Chief Executive Officer

                          LEADER FINANCIAL CORPORATION
                               158 Madison Avenue
                            Memphis, Tennessee 38103

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD SEPTEMBER 26, 1996

     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Special Meeting") of Leader Financial Corporation ("Leader") will be held at the Dixon Gallery & Gardens located at 4339 Park Avenue, Memphis, Tennessee, on Thursday, September 26, 1996, at 10:00 a.m., local time, for the following purposes:

          1. Merger. To consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of March 8, 1996, (the "Agreement"), by and between Leader and Union Planters Corporation, a Tennessee corporation ("UPC"), and the related Plan of Merger (the "Plan of Merger"), by and between Leader and a wholly owned subsidiary of UPC to be formed under the laws of the State of Tennessee ("UPC Merger Subsidiary"), pursuant to which (i) UPC Merger Subsidiary would merge (the "Merger") with and into Leader; (ii) each share of the $1.00 par value common stock of UPC Merger Subsidiary issued and outstanding immediately prior to the effective time of the Merger would cease to be outstanding and would be converted into one share of the $1.00 par value common stock of Leader ("Leader Common Stock"); (iii) each share of Leader Common Stock (except for certain shares held by UPC or Leader, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted) issued and outstanding immediately prior to the effective time of the Merger would be exchanged for 1.525 shares of the $5.00 par value common stock of UPC, including the associated "Preferred Share Rights" (as defined in the accompanying Joint Proxy Statement/Prospectus), subject to possible adjustment, and cash in lieu of any fractional share; and (iv) UPC would assume the obligations of Leader under various stock plans and programs and adopt substitute plans where appropriate, all as more fully described in the accompanying Joint Proxy Statement/Prospectus.

          2. Other Business. To transact such other business as may come properly before the Special Meeting.

     Only shareholders of record at the close of business on July 26, 1996, will be entitled to receive notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof. Approval of the Agreement and the Plan of Merger requires the affirmative vote of a majority of the votes entitled to be cast at the Special Meeting by holders of the issued and outstanding shares of Leader Common Stock.

     THE BOARD OF DIRECTORS OF LEADER RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT AND THE PLAN OF MERGER.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          Catherine C. Stallings
                                          Corporate Secretary

Memphis, Tennessee
August 8, 1996

     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE IN ORDER TO ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING.

                              [LETTERHEAD OF UPC]

                                 August 8, 1996

To the Shareholders of Union Planters Corporation:

     You are cordially invited to attend a Special Meeting of the Shareholders (the "Special Meeting") of Union Planters Corporation ("UPC") to be held at the Union Planters Administrative Center located at 7130 Goodlett Farms Parkway, Memphis, Tennessee, on Thursday, September 26, 1996, at 10:00 a.m., local time, notice of which is enclosed.

     At the Special Meeting, you will be asked to consider and vote on a proposal to approve the issuance of shares of UPC common stock in connection with the proposed acquisition of Leader Financial Corporation ("Leader") by UPC pursuant to the merger (the "Merger") of a newly formed subsidiary of UPC with and into Leader in accordance with the terms of the Agreement and Plan of Merger (the "Agreement") by and between UPC and Leader. Upon consummation of the Merger, each share of Leader common stock issued and outstanding immediately prior to the effective time of the Merger (except for certain shares held by UPC or Leader, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted) will be exchanged for 1.525 shares of UPC common stock (subject to possible adjustment as described in the accompanying Joint Proxy Statement/Prospectus), with cash being paid in lieu of issuing fractional shares.

     The accompanying Joint Proxy Statement/Prospectus includes a description of the proposed Merger and provides other specific information concerning the Special Meeting. Please read these materials carefully and consider thoughtfully the information set forth in them.

     The Merger has been approved by your Board of Directors and is recommended by the Board to you for approval of the issuance of shares of UPC common stock incident thereto. Your Board believes that, among other benefits, the Merger will result in a company with greater financial strength and increased opportunity and flexibility for profitable expansion and diversification. Consummation of the Merger is subject to certain conditions, including approval of the Agreement and the related Plan of Merger by the Leader shareholders, approval of the issuance of shares of UPC common stock pursuant to the Agreement by the UPC shareholders, approval of the Merger by various regulatory agencies, and satisfaction or waiver of certain other contractual conditions to closing.

     Like UPC, Leader has built its franchise on community banking, local relationships, and sound lending principles. UPC's management believes that the addition of Leader's 23 Tennessee branches and one Mississippi branch to the UPC banking system can only enhance UPC's expansion strategy in its market area.

     It is important to understand that approval of the Agreement will require the affirmative vote of a majority of the votes cast in person or by proxy at the Special Meeting, assuming a quorum is present. Accordingly, whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger with Leader is a significant step for UPC and your vote on this matter is of great importance.

     ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO VOTE FOR APPROVAL OF THE ISSUANCE OF SHARES OF UPC COMMON STOCK PURSUANT TO THE AGREEMENT BY MARKING THE ENCLOSED PROXY CARD "FOR" PROPOSAL 1.

     We look forward to seeing you at the Special Meeting.

                                          Sincerely,

                                          Benjamin W. Rawlins, Jr.
                                          Chairman and Chief Executive Officer

                           UNION PLANTERS CORPORATION
                          7130 Goodlett Farms Parkway
                            Memphis, Tennessee 38018

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD SEPTEMBER 26, 1996

     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Special Meeting") of Union Planters Corporation ("UPC") will be held at the Union Planters Administrative Center located at 7130 Goodlett Farms Parkway, Memphis, Tennessee, on Thursday September 26, 1996, at 10:00 a.m., local time, for the following purposes:

          1. Issuance of Shares. To consider and vote upon a proposal to approve the issuance of shares of the $5.00 par value common stock of UPC ("UPC Common Stock") in connection with the proposed acquisition of Leader Financial Corporation, a Tennessee corporation ("Leader"), by UPC in accordance with the Agreement and Plan of Merger, dated as of March 8, 1996, (the "Agreement"), by and between UPC and Leader, pursuant to which
     (i) a wholly owned subsidiary of UPC to be formed under the laws of the State of Tennessee ("UPC Merger Subsidiary") would merge (the "Merger") with and into Leader; (ii) each share of the $1.00 par value common stock of UPC Merger Subsidiary issued and outstanding immediately prior to the effective time of merger would cease to be outstanding and would be converted into one share of the $1.00 par value common stock of Leader ("Leader Common Stock"); (iii) each share of Leader Common Stock (except for certain shares held by UPC or Leader, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted) issued and outstanding immediately prior to the effective time of the Merger would be exchanged for 1.525 shares of UPC Common Stock, including the associated "Preferred Share Rights" (as defined in the accompanying Joint Proxy Statement/Prospectus), subject to possible adjustment, and cash in lieu of any fractional share; and (iv) UPC would assume the obligations of Leader under various stock plans and programs and adopt substitute plans where appropriate, all as more fully described in the accompanying Joint Proxy Statement/Prospectus.

          2. Other Business. To transact such other business as may come properly before the Special Meeting.

     Only shareholders of record at the close of business on July 26, 1996, will be entitled to receive notice of, and to vote at the Special Meeting or any adjournment or postponement thereof. Approval of the issuance of shares of UPC Common Stock pursuant to the Agreement requires the affirmative vote of a majority of the votes cast in person or by proxy by the holders of UPC Common Stock at the Special Meeting, assuming a quorum is present.

     THE BOARD OF DIRECTORS OF UPC RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE ISSUANCE OF SHARES OF UPC COMMON STOCK PURSUANT TO THE AGREEMENT.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          E.J. House, Jr.
                                          Corporate Secretary

Memphis, Tennessee
August 8, 1996

     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE IN ORDER TO ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING.

PROSPECTUS

                           UNION PLANTERS CORPORATION
                         COMMON STOCK, $5.00 PAR VALUE
                               ------------------
                             JOINT PROXY STATEMENT

             UNION PLANTERS CORPORATION                 LEADER FINANCIAL CORPORATION
            7130 Goodlett Farms Parkway                      158 Madison Avenue
              Memphis, Tennessee 38018                    Memphis, Tennessee 38103

     This Joint Proxy Statement/Prospectus of Union Planters Corporation, a multi-state bank holding company and savings and loan holding company, organized and existing under the laws of the State of Tennessee ("UPC"), relates to approximately 16,600,000 shares of UPC common stock, having a par value of $5.00 per share (together with the associated "Preferred Share Rights" (as hereinafter defined), "UPC Common Stock") which are issuable to the shareholders of Leader Financial Corporation, a savings and loan holding company organized and existing under the laws of the State of Tennessee ("Leader"), upon consummation of the proposed merger (the "Merger") described herein by which a wholly owned subsidiary of UPC to be formed under the laws of the State of Tennessee ("UPC Merger Subsidiary") would merge with and into Leader pursuant to the terms of the Agreement and Plan of Merger dated as of March 8, 1996 [together with the Supplemental Letter (the "Supplemental Letter") dated as of March 8, 1996, between UPC and Leader, the "Agreement"] by and between UPC and Leader, and the related Plan of Merger (the "Plan of Merger"), by and between UPC Merger Subsidiary and Leader.

     At the effective time of the Merger (the "Effective Time"), except as described herein, each issued and outstanding share of common stock, par value $1.00 per share, of Leader ("Leader Common Stock") outstanding immediately prior to the Effective Time would be converted into and exchanged for 1.525 shares of UPC Common Stock, subject to certain possible adjustments described herein (the "Exchange Ratio").

     The Exchange Ratio is adjustable upward only if certain conditions are met concerning the quoted price of UPC Common Stock, and then only with the concurrence of both Leader and UPC. The Board of Directors of Leader has the right to elect to terminate the Agreement if such conditions should occur, in which case UPC would be required to determine whether to proceed with the Merger at a higher Exchange Ratio. In making this determination, the principal factors UPC would consider include without limitation the projected effect of the Merger on UPC's pro forma earnings and book value per share and whether UPC's assessment of Leader's earning potential as part of UPC justifies the issuance of a greater number of UPC's shares. If UPC should decline to adjust the Exchange Ratio, Leader may elect to proceed without adjustment. In making such determination, the principal factors the Board of Directors of Leader would consider include, without limitation, whether the Merger remains in the best interest of Leader and its shareholders, despite a decline in the UPC Common Stock price, and whether the consideration to be received by the holders of Leader Common Stock remains fair from a financial point of view. In the event UPC should decline to adjust the Exchange Ratio and Leader should determine to proceed without adjustment, UPC and Leader intend to review the circumstances prevailing at the time to determine whether to resolicit the Leader shareholders at such time. See "DESCRIPTION OF THE TRANSACTION -- Possible Adjustment of Exchange Ratio."

     This Prospectus also serves as a Joint Proxy Statement of Leader and UPC and is being furnished to the shareholders of Leader and UPC in connection with the solicitation of proxies by the Board of Directors of Leader for use at its special meeting of shareholders (including any adjournments or postponements thereof, the "Leader Special Meeting"), and by the Board of Directors of UPC for use at its special meeting of shareholders (including any adjournments or postponements thereof, the "UPC Special Meeting"), each to be held on Thursday, September 26, 1996, to consider and vote upon the Agreement and the Plan of Merger in the case of Leader and upon the issuance of shares of UPC Common Stock pursuant to the Agreement in the case of UPC (collectively, the "Special Meetings"). This Joint Proxy Statement/Prospectus ("Joint Proxy Statement") is being mailed to shareholders of Leader and UPC on or about August 8, 1996.
                               ------------------

THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS, OR OTHER
       OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE
             FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                   GOVERNMENTAL AGENCY OR INSTRUMENTALITY.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION
    NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
      THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           THE DATE OF THIS JOINT PROXY STATEMENT IS AUGUST   , 1996.

                             AVAILABLE INFORMATION

     UPC and Leader are each subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, are required to file reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports, proxy statements, and other information can be obtained, at prescribed rates, from the Commission by addressing written requests for such copies to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements, and other information can be inspected at the public reference facilities referred to above, at the regional offices of the Commission at Room 1024, 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, or, if such reports or proxy statements have been filed electronically, through the Internet Web site maintained by the Commission at (http://www.sec.gov.). In addition, UPC Common Stock and Leader Common Stock are listed and traded on the New York Stock Exchange and NASDAQ National Market System, respectively. Reports, proxy statements, and other information concerning UPC and Leader may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006, respectively.

     This Joint Proxy Statement constitutes part of the Registration Statement on Form S-4 of UPC (including any exhibits, appendices and amendments thereto, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Joint Proxy Statement does not include all of the information in the Registration Statement, certain portions of which have been omitted consistent with the rules and regulations of the Commission. For further information about UPC and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the Commission's public reference facilities at the addresses set forth above.

     Certain financial and other information relating to UPC and Leader is contained in the documents indicated below under "DOCUMENTS INCORPORATED BY REFERENCE."

     All information contained in this Joint Proxy Statement or incorporated herein by reference with respect to UPC was supplied by UPC and all information contained in this Joint Proxy Statement or incorporated herein by reference with respect to Leader was supplied by Leader. Although neither UPC nor Leader has actual knowledge that would indicate that any statements or information (including financial statements) relating to the other party contained or incorporated herein are inaccurate or incomplete, neither UPC nor Leader warrants the accuracy or completeness of such statements or information as they relate to the other party.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES BEING OFFERED PURSUANT TO THIS JOINT PROXY STATEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF UPC OR LEADER OR THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS JOINT PROXY STATEMENT.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the Commission by UPC pursuant to the Exchange Act (Commission File No. 1-10160 except as otherwise indicated) are hereby incorporated by reference herein:

          (a) UPC's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

          (b) UPC's Quarterly Report on Form 10-Q for the three months ended March 31, 1996;

          (c) UPC's Current Reports on Form 8-K dated January 5, 1996, March 8, 1996, April 1, 1996, April 2, 1996, April 18, 1996, May 21, 1996, May 22,
     1996, and July 18, 1996;

          (d) The description of the current management and Board of Directors contained in the Proxy Statement pursuant to Section 14(a) of the Exchange Act for UPC's Annual Meeting of Shareholders held April 25, 1996;

          (e) UPC's Registration Statement on Form 8-A dated January 19, 1989, filed on February 1, 1989 (Commission File Number 0-6919), in connection with UPC's designation and authorization of its Series A Preferred Stock; and

          (f) The description of the UPC Common Stock contained in UPC's Registration Statement under Section 12(b) of the Exchange Act and any amendment or report filed for the purpose of updating such description.

     UPC's Annual Report on Form 10-K for the year ended December 31, 1995, incorporates by reference specific portions of UPC's Annual Report to Shareholders for that year (UPC's "Annual Report to Shareholders" which is Exhibit 13 to said Form 10-K) but does not incorporate other portions of UPC's Annual Report to Shareholders. The portion of UPC's Annual Report to Shareholders captioned "Letter to Shareholders" and certain other portions of UPC's Annual Report to Shareholders not specifically incorporated into UPC's Annual Report on Form 10-K are not incorporated herein and are not a part of the Registration Statement.

     The following documents previously filed with the Commission by Leader pursuant to the Exchange Act (Commission File No. 0-22484) are hereby incorporated by reference herein:

          (a) Leader's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

          (b) Leader's Quarterly Report on Form 10-Q for the three months ended March 31, 1996; and

          (c) Leader's Current Report on Form 8-K dated March 8, 1996.

     Leader's Annual Report on Form 10-K for the year ended December 31, 1995, incorporates by reference certain specific portions of Leader's Annual Report to Shareholders for that year (the "Leader Annual Report to Shareholders" which is Exhibit 13 to said Form 10-K), but does not incorporate other portions of the Leader Annual Report to Shareholders. The portion of the Leader Annual Report to Shareholders captioned "Shareholders' Letter" and other portions of the Leader Annual Report to Shareholders not specifically incorporated into Leader's Annual Report on Form 10-K are not incorporated herein and are not a part of the Registration Statement.

     All documents filed by UPC and Leader pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Joint Proxy Statement and prior to the date of the Special Meetings shall be deemed to be incorporated by reference in this Joint Proxy Statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

     THIS JOINT PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE, UPON THE WRITTEN OR ORAL REQUEST OF ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS JOINT PROXY STATEMENT IS DELIVERED. SUCH REQUESTS FOR DOCUMENTS RELATING TO UPC SHOULD BE DIRECTED TO UNION PLANTERS CORPORATION, POST OFFICE BOX 387, MEMPHIS, TENNESSEE 38147 (TELEPHONE (901) 383-6584), ATTENTION: E. JAMES HOUSE, JR., SECRETARY. SUCH REQUESTS FOR DOCUMENTS RELATING TO LEADER SHOULD BE DIRECTED TO LEADER FINANCIAL CORPORATION, 158 MADISON AVENUE, MEMPHIS, TENNESSEE 38103 (TELEPHONE (901) 578-2414), ATTENTION: CATHERINE C. STALLINGS, SECRETARY. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY SEPTEMBER 19, 1996.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
SUMMARY...............................................................................    1
  The Parties.........................................................................    1
  Meetings of Shareholders............................................................    2
  The Merger..........................................................................    3
  Selected Consolidated Financial Data................................................    7
  Equivalent and Pro Forma Per Share Data.............................................   11
  Selected Pro Forma Consolidated Financial Data for UPC and Leader...................   13
  Pro Forma Condensed Consolidated Financial Information..............................   15
MEETINGS OF SHAREHOLDERS..............................................................   21
  Date, Place, Time, and Purpose......................................................   21
  Record Dates, Voting Rights, Required Votes, and Revocability of Proxies............   21
  Proxy Solicitation..................................................................   23
DESCRIPTION OF TRANSACTION............................................................   23
  General.............................................................................   23
  Possible Adjustment of Exchange Ratio...............................................   24
  Effect of the Merger on Stock Rights................................................   26
  Background of and Reasons for the Merger............................................   27
  Opinion of Leader's Financial Advisor...............................................   31
  Opinion of UPC's Financial Advisor..................................................   36
  Effective Time of the Merger........................................................   39
  Distribution of UPC Stock Certificates..............................................   40
  Conditions to Consummation of the Merger............................................   40
  Representations and Warranties......................................................   41
  Regulatory Approvals................................................................   41
  Waiver, Amendment, and Termination..................................................   42
  Dissenters' Rights..................................................................   43
  Conduct of Business Pending the Merger..............................................   43
  Management and Operations after the Merger..........................................   45
  Effect on Certain Employees and Benefit Plans.......................................   45
  Interests of Certain Persons in the Merger..........................................   47
  Certain Federal Income Tax Consequences.............................................   51
  Accounting Treatment................................................................   51
  Expenses and Fees...................................................................   52
  Resales of UPC Common Stock.........................................................   52
  Option Agreement....................................................................   52
  Other Related Transactions..........................................................   54
EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS........................................   55
  Antitakeover Provisions Generally...................................................   55
  Authorized Capital Stock............................................................   55
  Amendment of Charter and Bylaws.....................................................   56
  Classified Board of Directors and Absence of Cumulative Voting......................   57
  Director Removal and Vacancies......................................................   57
  Limitations on Director Liability...................................................   57
  Indemnification.....................................................................   57
  Special Meetings of Shareholders....................................................   58
  Business Combinations with Certain Persons..........................................   58
  Mergers, Consolidations, and Sales of Assets Generally..............................   60
COMPARATIVE MARKET PRICES AND DIVIDENDS...............................................   61

                                                                                        PAGE
                                                                                        ----
BUSINESS OF LEADER....................................................................   62
  General.............................................................................   62
  Recent Developments.................................................................   63
BUSINESS OF UPC.......................................................................   64
  General.............................................................................   64
  Recent Developments.................................................................   65
CERTAIN REGULATORY CONSIDERATIONS.....................................................   69
  General.............................................................................   69
  Payment of Dividends................................................................   70
  Capital Adequacy....................................................................   71
  Support of Subsidiary Banks.........................................................   72
  Prompt Corrective Action............................................................   72
  FDIC Insurance Assessments..........................................................   74
  Proposed Legislation................................................................   74
DESCRIPTION OF UPC COMMON AND PREFERRED STOCK.........................................   75
  UPC Common Stock....................................................................   75
  UPC Preferred Stock.................................................................   76
SHAREHOLDER PROPOSALS.................................................................   76
EXPERTS...............................................................................   76
OPINIONS..............................................................................   77
INDEX TO APPENDICES...................................................................

APPENDICES:

Appendix I -- Agreement and Plan of Merger between Union Planters Corporation and Leader Financial Corporation, dated as of March 8, 1996, together with the Supplemental Letter, dated as of March 8, 1996, and the Stock Option Agreement dated March 9, 1996

Appendix II -- Form of Plan of Merger of UPC Merger Subsidiary, Inc. with and into Leader Financial Corporation

Appendix III -- Fairness opinion of Sandler O'Neill & Partners, L.P.

Appendix IV -- Fairness opinion of Stifel, Nicolaus & Company, Incorporated

                                    SUMMARY

     The following is a summary of certain information contained in this Joint Proxy Statement and the documents incorporated herein by reference. This summary is not intended to be a complete description of the matters covered in this Joint Proxy Statement and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Joint Proxy Statement. Shareholders are urged to read carefully the entire Joint Proxy Statement, including the Appendices. As used in this Joint Proxy Statement, the terms "UPC" and "Leader" refer to those entities, respectively and, where the context requires, to those entities and their respective subsidiaries.

THE PARTIES

     Union Planters Corporation. UPC is a multi-state bank holding company and savings and loan holding company headquartered in Memphis, Tennessee. At March 31, 1996, UPC had total consolidated assets of approximately $11.4 billion, total consolidated loans of approximately $7.1 billion, total consolidated deposits of approximately $9.5 billion and total consolidated shareholders' equity of approximately $993 million. As of that date, UPC was the second-largest independent bank holding company headquartered in Tennessee as measured by total consolidated assets.

     UPC conducts its business activities through its principal bank subsidiary, the $2.2-billion asset Union Planters National Bank, founded in 1869 and headquartered in Memphis, Tennessee, 33 other bank subsidiaries and two savings bank subsidiaries located in Tennessee, Mississippi, Missouri, Arkansas, Louisiana, Alabama and Kentucky (collectively, the "UPC Banking Subsidiaries"). Through the UPC Banking Subsidiaries, UPC provides a diversified range of financial services in the communities in which it operates, including traditional banking services, consumer, commercial and corporate lending, retail banking and mortgage banking. UPC also is engaged in mortgage servicing, investment management and trust services, the issuance and servicing of credit and debit cards, and the origination, packaging and securitization of the government-guaranteed portions of Small Business Administration loans.

     Through the UPC Banking Subsidiaries, UPC operates approximately 402 banking offices. UPC's assets are allocable by state to its banking offices (before consolidating adjustments) approximately as follows: $6.0 billion in Tennessee, $2.4 billion in Mississippi, $1.0 billion in Missouri, $915 million in Arkansas, $548 million in Louisiana, $249 million in Alabama and $110 million in Kentucky.

     Acquisitions have been, and are expected to continue to be, an important part of the expansion of UPC's business. UPC completed four acquisitions in 1992, 12 in 1993, 13 in 1994, and three in 1995 adding approximately $1.6 billion in total assets in 1992, $1.3 billion in 1993, $3.8 billion in 1994, and $1.3 billion in 1995. UPC has completed two acquisitions in 1996 (the "Recently Completed Acquisitions"), adding approximately $122 million in assets. Prior to the date hereof, UPC had entered into definitive agreements to acquire five additional financial institutions with total assets of $966 million (collectively, the "Other Pending Acquisitions"). For additional information regarding the Other Pending Acquisitions, see "-- Pro Forma Condensed Consolidated Financial Information" and "BUSINESS OF UPC -- Recent Developments." For a discussion of UPC's acquisition program and UPC management's philosophy on that subject, see the caption "Acquisitions" (on page
6) and Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1995, 1994 and 1993 (on pages 41 through 43) contained in UPC's Annual Report to Shareholders which is Exhibit 13 to UPC's Annual Report on Form 10-K for the year ended December 31, 1995, which Exhibit 13 is incorporated by reference herein to the extent indicated.

     UPC expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions. Future acquisitions may entail the payment by UPC of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of UPC capital stock or the incurring of additional indebtedness by UPC, and could have a dilutive effect on the earnings or book value per share of UPC Common Stock. Moreover, significant charges against earnings are sometimes required incidental to acquisitions. For a description of acquisitions which are currently pending and a discussion of potential significant charges against earnings, see "BUSINESS OF UPC -- Recent Developments."

     UPC's corporate office is located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and its telephone number is (901) 383-6000. Additional information concerning UPC is included in the documents incorporated by reference in this Joint Proxy Statement. See "AVAILABLE INFORMATION" and "DOCUMENTS INCORPORATED BY REFERENCE."

     Leader Financial Corporation. Leader was incorporated under the laws of the State of Tennessee in March 1993 to become a savings and loan holding company with Leader Federal Bank for Savings ("Leader Federal") as its sole first tier subsidiary. In September 1993, Leader acquired all of the capital stock of Leader Federal issued in connection with Leader Federal's conversion from mutual to stock form. In conjunction with Leader Federal's conversion, Leader issued 10,752,500 shares of Leader Common Stock at a price of $10.00 per share. Leader is classified as a unitary savings and loan holding company and is subject to regulation by the Office of Thrift Supervision ("OTS"). Its principal business is the business of Leader Federal and its subsidiaries, which is described below.

     Leader Federal was incorporated as a Tennessee building and loan association in 1928 and converted to a federal mutual savings and loan association in 1934 and to a federal mutual savings bank in 1989. Leader Federal's conversion from mutual to stock form was completed on September 30, 1993. Leader Federal is headquartered in Memphis, Tennessee and operates through 24 retail branch offices of which 16 are located in and around Memphis, four are located in the Nashville area and four are located in upper east Tennessee (Johnson City, Bristol and Kingsport). One branch office in the Memphis area is located in DeSoto County, Mississippi. Leader Federal also has two operations centers in Memphis. Leader Federal Mortgage Inc. ("Leader Mortgage"), a wholly owned mortgage banking subsidiary of Leader Federal, is active in Memphis and Nashville, Tennessee, DeSoto County, Mississippi and in Orlando and Melbourne, Florida. In addition, Leader Mortgage also participates in the Birmingham, Alabama market through its investment in a mortgage banking limited liability company located in Birmingham, Alabama and plans to invest in a mortgage banking limited liability company headquartered in Indianapolis, Indiana prior to the Effective Time. Based on total assets at March 31, 1996, Leader Federal was the largest thrift institution headquartered in the State of Tennessee and the fifth largest depository institution in Tennessee.

     Leader Federal and its subsidiaries offer a broad range of financial services and products including retail banking services and products, a variety of one- to four-family mortgage loans, commercial real estate, executive banking, warehouse and construction and consumer lending products. Through its wholly owned subsidiary, Leader Services, Inc. ("Leader Services"), Leader Federal offers various types of insurance products.

     As of March 31, 1996, Leader had total consolidated assets of $3.2 billion, total consolidated deposits of $1.6 billion and total consolidated shareholders' equity of $255 million. Leader's principal executive office is located at 158 Madison Avenue, Memphis, Tennessee 38103 and its telephone number at such address is (901) 578-2000.

     Additional information with respect to Leader and its subsidiaries is included in documents incorporated by reference in this Joint Proxy Statement. See "AVAILABLE INFORMATION" and "DOCUMENTS INCORPORATED BY REFERENCE."

MEETINGS OF SHAREHOLDERS

     Leader. This Joint Proxy Statement is being furnished to the holders of Leader Common Stock in connection with the solicitation by the Leader Board of Directors of proxies for use at the Leader Special Meeting at which Leader shareholders will be asked to vote upon a proposal to approve the Agreement and the Plan of Merger. The Leader Special Meeting will be held at the Dixon Gallery & Gardens, 4339 Park Avenue, Memphis, Tennessee, on Thursday, September 26, 1996, at 10:00 a.m. local time. See "MEETINGS OF SHAREHOLDERS -- Date, Place, Time, and Purpose."

     Leader's Board of Directors has fixed the close of business on July 26, 1996, as the record date (the "Leader Record Date") for determination of the shareholders entitled to notice of, and to vote at the Leader Special Meeting. Only holders of record of shares of Leader Common Stock on the Leader Record Date will be entitled to notice of, and to vote at the Leader Special Meeting. Each share of Leader Common Stock is entitled to one vote. Shareholders who execute proxies retain the right to revoke them at any time prior to being voted at the Leader
Special Meeting. On the Leader Record Date, there were        shares of Leader
Common Stock issued and outstanding. See "MEETINGS OF SHAREHOLDERS -- Record Dates, Voting Rights, Required Votes, and Revocability of Proxies."

     Approval of the Agreement and the Plan of Merger requires the affirmative vote of a majority of the votes entitled to be cast at the Leader Special Meeting by the holders of the issued and outstanding shares of Leader Common Stock. See "MEETINGS OF SHAREHOLDERS -- Record Dates, Voting Rights, Required Votes, and Revocability of Proxies."

     UPC. This Joint Proxy Statement is likewise being furnished to the holders of UPC Common Stock in connection with the solicitation by the UPC Board of Directors of proxies for use at the UPC Special Meeting at which UPC shareholders will be asked to vote upon a proposal to approve the issuance of shares of UPC Common Stock pursuant to the Agreement. The UPC Special Meeting will be held at the Union Planters Administrative Center located at 7130 Goodlett Farms Parkway, Memphis, Tennessee, on Thursday, September 26, 1996, at 10:00 a.m. local time. See "MEETINGS OF SHAREHOLDERS -- Date, Place, Time, and Purpose."

     UPC's Board of Directors has fixed the close of business on July 26, 1996, as the record date (the "UPC Record Date") for determination of the shareholders entitled to notice of, and to vote at the UPC Special Meeting. Only holders of record of shares of UPC Common Stock on the UPC Record Date will be entitled to notice of, and to vote at the UPC Special Meeting. Each share of UPC Common Stock is entitled to one vote. Shareholders who execute proxies retain the right to revoke them at any time prior to being voted at the UPC Special Meeting. On
the UPC Record Date, there were        shares of UPC Common Stock issued and
outstanding. See "MEETINGS OF SHAREHOLDERS -- Record Dates, Voting Rights, Required Votes, and Revocability of Proxies."

     Approval of the issuance of shares of UPC Common Stock pursuant to the Agreement requires the affirmative vote of a majority of the votes cast at the UPC Special Meeting by the holders of the issued and outstanding shares of UPC Common Stock. See "MEETINGS OF SHAREHOLDERS -- Record Dates, Voting Rights, Required Votes, and Revocability of Proxies."

THE MERGER

     General. The Agreement provides for the acquisition of Leader by UPC through the merger of UPC Merger Subsidiary with and into Leader which would survive the Merger. At the Effective Time, each share of Leader Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares held by Leader, UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted) will be converted into, and exchanged for 1.525 shares of UPC Common Stock (subject to possible adjustment as described in the following paragraph) (the "Exchange Ratio").

     In the event (i) the "Average Closing Price," defined in the Agreement as the average of the daily last sale prices of UPC Common Stock on the New York Stock Exchange ("NYSE") (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as selected by UPC) for the twenty consecutive full trading days on which such shares are traded on the NYSE ending at the close of trading on the date on which the consent of the Board of Governors of the Federal Reserve System ("Federal Reserve") or the OTS to the Merger (whichever shall be the later to occur) shall become effective (the "Determination Date"), shall be less than $26.39 and (ii) (1) the quotient obtained by dividing the Average Closing Price by $29.50 (the "UPC Ratio") shall be less than (2) the quotient obtained by dividing the weighted average of the closing prices (the "Index Price") of 16 bank holding companies designated in the Agreement (the "Index Group") on the Determination Date by the Index Price on March 14, 1996, less 0.15 (the "Index Ratio"), then Leader would have the right to terminate the Agreement unless UPC should elect to adjust the Exchange Ratio in the manner described under "DESCRIPTION OF TRANSACTION -- Possible Adjust-ment of Exchange Ratio." Under no circumstances would the Exchange Ratio be less than 1.525 shares of UPC Common Stock for each share of Leader Common Stock. The possible upward adjustment of the Exchange Ratio depends on the factors mentioned above and is not subject to a contractual limit. See "DESCRIPTION OF TRANSACTION -- Possible Adjustment of Exchange Ratio."

     No fractional shares of UPC Common Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share interest remaining after aggregating all shares and fractional shares to which any Leader shareholder would be entitled upon consummation of the Merger, in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the market value of one share of UPC Common Stock at the Effective Time. The market value of one share of UPC Common Stock at the Effective Time shall be the closing price of the UPC Common Stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, by another authoritative source as selected by UPC) on the last trading day preceding the Effective Time. See "DESCRIPTION OF TRANSACTION -- General."

     The Agreement also contemplates that at the Effective Time each award, option, or other right to purchase or acquire shares of Leader Common Stock pursuant to stock options, stock appreciation rights, or restricted stock awards ("Leader Rights") granted by Leader under the Leader Stock Plans, as that term is defined in the Agreement, which are outstanding at the Effective Time, whether or not exercisable, will be converted into and become rights with respect to UPC Common Stock on a basis adjusted to reflect the Exchange Ratio. See "DESCRIPTION OF TRANSACTION -- Effect of the Merger on Stock Rights."

     As of the Leader Record Date, Leader had        shares of Leader Common
Stock issued and outstanding and        additional shares of Leader Common Stock
were subject to Leader Rights. Taking into account the Exchange Ratio of 1.525 shares of UPC Common Stock for each share of Leader Common Stock, it is anticipated that upon consummation of the Merger, UPC would issue approximately shares of UPC Common Stock excluding shares subject to options, grants or other Leader Rights assumed by UPC. Accordingly, UPC would then have issued and
outstanding approximately             shares of UPC Common Stock based on the
number of shares of UPC Common Stock issued and outstanding on the UPC Record Date and without taking into account any additional shares of UPC Common Stock subject to Leader Rights assumed by UPC or issuable in connection with consummating the Other Pending Acquisitions.

     Reasons for the Merger; Recommendations of the Boards of Directors of Leader and UPC. The Board of Directors of Leader believes that the Agreement, the Plan of Merger, and the Merger are in the best interests of Leader and its shareholders, and the Board of Directors of UPC believes that the Agreement, the Merger, and the issuance of shares of UPC Common Stock pursuant to the Agreement are in the best interests of UPC and its shareholders. Each Board has approved the matters to be approved by its respective shareholders. The Leader directors recommend that Leader shareholders vote FOR approval of the Agreement and the Plan of Merger. The UPC directors recommend that UPC shareholders vote FOR the issuance of shares of UPC Common Stock pursuant to the Agreement. The Boards of Directors of Leader and UPC believe that, among other things, the Merger will result in a company with expanded opportunities for profitable growth and that the combined resources and capital of Leader and UPC will provide an enhanced ability to compete in the changing and competitive financial services industry. See "DESCRIPTION OF TRANSACTION -- Background of and Reasons for the Merger."

     In approving the Agreement and the Plan of Merger and the issuance of UPC Common Stock pursuant to the Agreement, respectively, Leader's directors and UPC's directors considered, among other things, Leader's and UPC's financial condition, respectively, the financial terms and the income tax consequences of the Merger, the likelihood of the Merger being approved by regulatory authorities without undue conditions or delay, legal advice concerning the proposed Merger, the views of Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") and Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), respectively, as to the fairness of the Exchange Ratio, from a financial point of view, to the shareholders of Leader and the shareholders of UPC, and in general the fairness of the terms of the Merger to Leader shareholders and UPC shareholders, respectively. See "DESCRIPTION OF TRANSACTION -- Background of and Reasons for the Merger."

     Opinion of Financial Advisors. Sandler O'Neill has rendered an opinion to Leader that, based on and subject to the procedures, matters, and limitations described in its opinion and such other matters as it considered relevant as of the date of its opinion, the Exchange Ratio is fair, from a financial point of view, to the shareholders of Leader. The opinion of Sandler O'Neill is attached as Appendix III to this Joint Proxy Statement. Leader shareholders are urged to read the opinion in its entirety. For a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith, see "DESCRIPTION OF TRANSACTION -- Opinion of Leader's Financial Advisor."

     Similarly, Stifel Nicolaus has rendered an opinion to UPC that, based on and subject to the procedures, matters, and limitations described in its opinion and such other matters as it considered relevant, as of the date of its opinion, the Exchange Ratio is fair, from a financial point of view, to the shareholders of UPC. The opinion of Stifel Nicolaus is attached as Appendix IV to this Joint Proxy Statement. UPC shareholders are urged to read the opinion in its entirety. For a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith, see "DESCRIPTION OF TRANSACTION -- Opinion of UPC's Financial Advisor."

     Effective Time. Subject to the satisfaction of the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time that the Tennessee Articles of Merger become effective with the Tennessee Secretary of State. Unless otherwise agreed upon by Leader and UPC, and subject to the satisfaction of the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Time to occur within thirty days (as designated by UPC) following the last to occur of (i) the effective date (including the expiration of any applicable waiting period) of the last consent of any regulatory authority required lawfully to consummate the Merger; (ii) the date on which the shareholders of Leader and UPC shall have approved the matters relating to the Agreement and the Plan of Merger required to be approved by such shareholders by applicable law or regulation; and (iii) the date on which all other conditions precedent to each party's obligations under the Agreement shall have been satisfied or waived (to the extent waivable by such party), provided the Effective Time may not occur prior to October 1, 1996. See "DESCRIPTION OF TRANSACTION -- Effective Time of the Merger," "-- Conditions to Consummation of the Merger," and "-- Waiver, Amendment, and Termination."

     Notwithstanding the foregoing, the parties have agreed to cooperate in selecting the Effective Time to ensure that, with respect to the quarterly period in which the Effective Time occurs, the holders of Leader Common Stock will not be entitled to receive both a dividend in respect of their Leader Common Stock and a dividend in respect of UPC Common Stock or fail to receive any dividend. See "DESCRIPTION OF TRANSACTION -- Conduct of Business Pending the Merger."

     NO ASSURANCE CAN BE PROVIDED THAT THE NECESSARY SHAREHOLDER AND REGULATORY APPROVALS CAN BE OBTAINED OR THAT THE OTHER CONDITIONS PRECEDENT TO THE MERGER CAN OR WILL BE SATISFIED. LEADER AND UPC ANTICIPATE THAT ALL CONDITIONS TO THE CONSUMMATION OF THE MERGER WILL BE SATISFIED SO THAT THE MERGER CAN BE CONSUMMATED DURING THE LAST QUARTER OF 1996. HOWEVER, DELAYS IN THE CONSUMMATION OF THE MERGER COULD OCCUR.

     Exchange of Stock Certificates. Promptly after the Effective Time, UPC will cause Union Planters National Bank, Memphis, Tennessee, acting in its capacity as exchange agent for UPC (the "Exchange Agent"), to mail to each holder of record of a certificate or certificates (collectively, the "Certificates"), which, immediately prior to the Effective Time, represented outstanding shares of Leader Common Stock, a letter of transmittal and instructions for use in effecting the surrender and cancellation of the Certificates in exchange for certificates representing shares of UPC Common Stock. Cash will be paid to the holders of Leader Common Stock in lieu of the issuance of any fractional shares of UPC Common Stock. In no event will the holder of any surrendered Certificate(s) be entitled to receive interest on any cash to be paid to such holder and in no event will Leader, UPC, or the Exchange Agent be liable to any holder of Leader Common Stock for any UPC Common Stock or dividends thereon or cash delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.

     Regulatory Approvals And Other Conditions. The Merger is subject to approval by the Federal Reserve and the OTS. Applications have been filed with each of these agencies for the requisite approvals. THERE CAN

BE NO ASSURANCE THAT SUCH REGULATORY APPROVALS WILL BE OBTAINED OR AS TO THE TIMING OF ANY SUCH APPROVALS. THERE ALSO CAN BE NO ASSURANCE THAT ANY SUCH APPROVALS WILL NOT IMPOSE CONDITIONS THAT WOULD BE DEEMED MATERIALLY BURDENSOME BY UPC (AS DEFINED IN THE AGREEMENT). As of the date hereof, a number of protests to the Merger have been submitted to the Federal Reserve and the OTS in connection with the applications. Such protests are under consideration. The effect of such protests may be to delay the processing of the applications. See "DESCRIPTION OF TRANSACTION -- Regulatory Approvals."

     Consummation of the Merger is subject to various other conditions, including receipt of the required approval of Leader shareholders, receipt of the required approval of UPC shareholders, receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger, receipt of a letter from the independent accountants of UPC that the Merger will qualify for pooling of interests accounting treatment, and certain other conditions. See "DESCRIPTION OF TRANSACTION -- Conditions to Consummation of the Merger."

     Waiver, Amendment, And Termination. The Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by mutual action of the Boards of Directors of Leader and UPC, or by the action of the Board of Directors of either company under certain circumstances, including (i) if the Merger is not consummated by March 1, 1997, unless the failure to consummate by such time is due to a breach of the Agreement by the party seeking to terminate or (ii) in certain circumstances, if adjustments are not made to the Exchange Ratio. If for any reason the Merger should not be consummated, Leader will continue to operate as a savings and loan holding company under its present management. See "DESCRIPTION OF TRANSACTION -- Possible Adjustment of Exchange Ratio" and "-- Waiver, Amendment, and Termination."

     Dissenters' Rights. The Tennessee Business Corporation Act ("Tennessee Act") denies the holders of Leader Common Stock and the holders of UPC Common Stock dissenters' rights with respect to the Merger or to the issuance of shares of UPC Common Stock, as applicable, pursuant to the Agreement. See "DESCRIPTION OF TRANSACTION -- Dissenters' Rights."

     Interests of Certain Persons in the Merger. Certain members of Leader's management and Board of Directors have interests in the Merger in addition to their interests as shareholders of Leader generally. Those interests relate to, among other things, certain liquidating payments and severance arrangements, employment agreements and provisions in the Agreement regarding indemnification and eligibility for certain UPC employee benefits. See "DESCRIPTION OF TRANSACTION -- Interests of Certain Persons in the Merger."

     Certain Federal Income Tax Consequences of the Merger. It is intended that the Merger will be treated as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, no gain or loss will be recognized by a Leader shareholder upon the exchange of such shareholder's Leader Common Stock solely for shares of UPC Common Stock. Subject to the provisions and limitations of Section 302(a) of the Code, gain or loss will be recognized with respect to cash received in lieu of fractional shares. Gain recognition, if any, will not be in excess of the amount of cash received. See "DESCRIPTION OF TRANSACTION -- Certain Federal Income Tax Consequences." Consummation of the Merger is conditioned upon receipt by Leader and UPC of an opinion of Alston & Bird substantially to this effect. DUE TO THE INDIVIDUAL NATURE OF THE TAX CONSEQUENCES OF THE MERGER, LEADER SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE EFFECT OF THE MERGER ON THEM UNDER FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS. For a further discussion of the federal income tax consequences of the Merger, see "DESCRIPTION OF TRANSACTION -- Certain Federal Income Tax Consequences."

     Accounting Treatment. It is intended that the Merger will be accounted for as a pooling of interests for accounting and financial reporting purposes. See "DESCRIPTION OF TRANSACTION -- Accounting Treatment."

     Certain Differences in Shareholders' Rights. At the Effective Time, Leader shareholders, whose rights are governed by Leader's Charter and Bylaws will automatically become UPC shareholders, and their rights as UPC shareholders will be determined by UPC's Restated Charter ("UPC's Charter") and Amended and

Restated Bylaws ("UPC's Bylaws"). The rights of UPC shareholders differ from the rights of Leader shareholders in certain important respects. See "EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS."

     Option Agreement. Leader, as issuer, and UPC, as grantee, entered into a stock option agreement (the "Option Agreement") pursuant to which Leader granted UPC an option to purchase, under certain circumstances and subject to certain adjustments and limitations, up to 1,973,600 shares of Leader Common Stock at a price of $41.50 per share. The Option Agreement is exercisable upon the occurrence of certain events that create the potential for another party to acquire control of Leader. To the best knowledge of Leader, no such event which would permit exercise of the Option Agreement had occurred as of the date of this Joint Proxy Statement. The Option Agreement was granted by Leader as a condition of, and in consideration for, UPC's entering into the Agreement and is intended to increase the likelihood that the Merger will be effected by making it more difficult and more expensive for a third party to acquire control of Leader. See "DESCRIPTION OF TRANSACTION -- Option Agreement."

     Comparative Market Prices Of Common Stock. UPC Common Stock is traded on the NYSE. Leader Common Stock is traded in the over-the-counter market and quoted on the NASDAQ National Market System. The following table sets forth the reported closing sale prices per share for Leader Common Stock and UPC Common Stock and the equivalent per share prices (as explained below) for Leader Common Stock on March 7, 1996, the last full business day preceding the public
announcement of the execution of the Agreement, and on August   , 1996, the
latest practicable date prior to the mailing of this Joint Proxy Statement.

                                                                                      LEADER
                                                       LEADER          UPC        EQUIVALENT PER
              MARKET PRICE PER SHARE AT:            COMMON STOCK   COMMON STOCK    SHARE PRICE
    ----------------------------------------------  ------------   ------------   --------------
    March 7, 1996.................................     $38.00         $31.50          $48.04
    August   , 1996...............................     $              $               $

     The "Leader Equivalent Per Share Price" of a share of Leader Common Stock at each specified date represents the closing sale price of a share of UPC Common Stock on such date multiplied by the Exchange Ratio (or 1.525). See "COMPARATIVE MARKET PRICES AND DIVIDENDS."

     There can be no assurance as to what the market price of the UPC Common Stock will be if and when the Merger is consummated.

SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables present for both UPC and Leader, selected consolidated financial data for the five year period ended December 31, 1995, and for the three month periods ended March 31, 1996 and 1995. The information for UPC has been derived from the consolidated financial statements of UPC, including the unaudited consolidated financial statements of UPC incorporated in this Joint Proxy Statement by reference to UPC's Quarterly Report on Form 10-Q for the three months ended March 31, 1996 and the audited consolidated financial statements of UPC incorporated in this Joint Proxy Statement by reference to UPC's 1995 Annual Report on Form 10-K for the year ended December 31, 1995, and should be read in conjunction therewith and with the notes thereto. The information for Leader has been derived from the consolidated financial statements of Leader, including the unaudited consolidated financial statements of Leader incorporated in this Joint Proxy Statement by reference to Leader's Quarterly Report on Form 10-Q for the three months ended March 31, 1996, and the audited consolidated financial statements of Leader incorporated in this Joint Proxy Statement by reference to Leader's 1995 Annual Report on Form 10-K for the year ended December 31, 1995 and should be read in conjunction therewith and with the notes thereto. See "DOCUMENTS INCORPORATED BY REFERENCE." Historical results are not necessarily indicative of results to be expected for any future period. In the opinions of the management of both UPC and Leader, all adjustments, consisting only of normal recurring adjustments necessary to arrive at a fair statement of interim results of operations of UPC and Leader, have been included. See "BUSINESS OF UPC -- Recent Developments" for information concerning UPC's recently completed and pending acquisitions.

                    UPC SELECTED CONSOLIDATED FINANCIAL DATA

                                      THREE MONTHS ENDED
                                         MARCH 31,(1)                              YEARS ENDED DECEMBER 31,
                                   -------------------------   ----------------------------------------------------------------
                                      1996          1995          1995          1994          1993         1992         1991
                                   -----------   -----------   -----------   -----------   ----------   ----------   ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Net interest income............  $   115,473   $   108,839   $   447,431   $   423,114   $  375,033   $  305,211   $  256,537
  Provision for losses on
    loans........................        7,981         2,222        22,231         4,894       17,950       29,071       35,960
  Investment securities gains
    (losses).....................           60           (21)          476       (20,298)       4,506       14,019        2,633
  Other noninterest income.......       40,137        36,100       157,176       121,103      123,056      103,506       95,415
  Noninterest expense............       89,152        90,665       382,164       427,697      346,450      297,665      255,906
                                   -----------   -----------   -----------   -----------   ----------   ----------   ----------
  Earnings before income taxes,
    extraordinary item, and
    accounting
    changes......................       58,537        52,031       200,688        91,328      138,195       96,000       62,719
  Applicable income taxes........       19,393        16,374        65,286        25,467       41,168       27,048       14,443
                                   -----------   -----------   -----------   -----------   ----------   ----------   ----------
  Earnings before extraordinary
    item and accounting
    changes......................       39,144        35,657       135,402        65,861       97,027       68,952       48,276
  Extraordinary
    item -- defeasance of debt,
    net
    of taxes.....................           --            --            --            --       (3,206)          --           --
  Accounting changes, net of
    taxes........................           --            --            --            --        5,782           --           --
                                   -----------   -----------   -----------   -----------   ----------   ----------   ----------
  Net earnings...................  $    39,144   $    35,657   $   135,402   $    65,861   $   99,603   $   68,952   $   48,276
                                    ==========    ==========    ==========    ==========    =========    =========    =========
PER COMMON SHARE DATA
  Primary
    Earnings before extraordinary
      item and accounting
      changes....................  $      0.82   $      0.75   $      2.82   $      1.28   $     2.24   $     1.75   $     1.35
    Extraordinary
      item -- defeasance of debt,
      net of taxes...............           --            --            --            --        (0.08)          --           --
    Accounting changes, net of
      taxes......................           --            --            --            --         0.15           --           --
    Net earnings.................         0.82          0.75          2.82          1.28         2.31         1.75         1.35
  Fully diluted
    Earnings before extraordinary
      item and accounting
      changes....................         0.78          0.72          2.70          1.28         2.18         1.73         1.35
    Extraordinary
      item -- defeasance of debt,
      net of taxes...............           --            --            --            --        (0.07)          --           --
    Accounting changes, net of
      taxes......................           --            --            --            --         0.13           --           --
    Net earnings.................         0.78          0.72          2.70          1.28         2.24         1.73         1.35
  Cash dividends.................         0.27          0.23          0.98          0.88         0.72         0.60         0.48
  Book value.....................        19.76         17.13         19.24         16.08        16.25        14.08        12.88
BALANCE SHEET DATA (AT PERIOD
  END)
  Total assets...................  $11,368,682   $10,784,332   $11,277,116   $10,985,020   $9,919,944   $8,331,073   $6,566,973
  Loans, net of unearned
    income.......................    7,091,737     6,797,363     7,069,853     6,721,597    5,293,850    4,193,149    3,613,945
  Allowance for losses on
    loans........................      136,277       135,410       133,487       133,966      125,499      100,282       74,739
  Investment securities..........    2,951,092     2,836,777     2,774,890     3,084,110    3,431,081    2,935,665    1,864,871
  Deposits.......................    9,522,876     9,133,076     9,447,736     9,253,165    8,445,760    7,171,191    5,698,062
  Short-term borrowings..........      236,220       222,415       241,023       455,010      300,414      343,452      244,513
  Long-term debt(3)
    Parent company...............      214,761       114,803       214,758       114,790      114,729       74,292       38,163
    Subsidiary banks.............      257,705       321,074       270,500       241,218      212,149       38,463       18,790
  Total shareholders' equity.....      992,865       860,488       966,331       805,147      751,844      595,106      475,128
  Average assets.................   11,275,752    10,853,933    10,954,895    10,948,979    9,706,356    7,586,827    6,555,009
  Average shareholders' equity...      956,499       850,666       899,615       850,934      707,788      551,650      442,756
  Average shares outstanding (in
    thousands)
    Primary......................       45,752        44,515        45,008        43,741       38,914       35,463       34,569
    Fully diluted................       50,463        48,995        49,618        44,083       43,144       38,307       34,922
(continued on following page)

                                      THREE MONTHS ENDED
                                         MARCH 31,(1)                              YEARS ENDED DECEMBER 31,
                                   -------------------------   ----------------------------------------------------------------
                                      1996          1995          1995          1994          1993         1992         1991
                                   -----------   -----------   -----------   -----------   ----------   ----------   ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets.......         1.40%         1.33%         1.24%         0.60%        1.03%        0.91%        0.74%
  Return on average common
    equity.......................        17.35         18.16         15.92          7.61        15.10        13.11        10.95
  Net interest income (taxable-
    equivalent) to average
    earning assets(2)............         4.61          4.57          4.59          4.36         4.40         4.57         4.48
  Loans/deposits.................        74.47         74.43         74.83         72.64        62.68        58.47        63.42
  Common and preferred dividend
    payout ratio.................        36.07         30.44         37.55         62.50        32.64        36.12        34.51
  Equity/assets (period end).....         8.73          7.98          8.57          7.33         7.58         7.14         7.24
  Average shareholders'
    equity/average total
    assets.......................         8.48          7.84          8.21          7.77         7.29         7.27         6.75
  Leverage ratio(4)..............         8.22          7.61          8.09          7.15         7.21         7.07         7.06
  Tier 1 capital to risk-weighted
    assets(4)....................        12.89         12.46         12.64         11.88        13.10        12.85        11.66
  Total capital to risk-weighted
    assets(4)....................        16.58         14.84         16.35         14.27        15.74        14.83        13.80
ASSET QUALITY RATIOS
  Allowance/period end loans.....         1.92          1.99          1.89          1.99         2.37         2.39         2.07
  Nonperforming loans/
    total loans(5)...............         0.50          0.38          0.48          0.32         0.58         1.22         1.01
  Allowance/nonperforming
    loans(5).....................          387           521           391           614          411          196          205
  Nonperforming assets/loans and
    foreclosed properties(6).....         0.59          0.48          0.59          0.43         0.78         1.58         1.60
  Provision/average loans........         0.45          0.13          0.32          0.08         0.35         0.72         0.95
  Net charge-offs/average
    loans........................         0.33          0.08          0.36          0.09         0.28         0.55         0.92

- ---------------

(1) Interim period ratios have been annualized where applicable.
(2) Average balances and calculations do not include the impact of the net unrealized gain or loss on available for sale securities.
(3) Long-term debt includes subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, and notes payable with maturities greater than one year. Subsidiary banks' long-term debt is primarily Federal Home Loan Bank ("FHLB") advances.
(4) The risk-based capital ratios are based upon capital guidelines prescribed by Federal bank regulatory authorities. Under those guidelines, the required minimum Tier 1 and Total capital to risk-weighted assets ratios are 4% and 8%, respectively. The required minimum leverage ratio of Tier 1 capital to total adjusted assets is 3% to 5% (5% for bank holding companies effecting acquisitions).
(5) Nonperforming loans include loans on nonaccrual status and restructured loans.
(6) Nonperforming assets include nonperforming loans and foreclosed properties.

                  LEADER SELECTED CONSOLIDATED FINANCIAL DATA

                                           THREE MONTHS ENDED
                                              MARCH 31,(1)                            YEARS ENDED DECEMBER 31,
                                         -----------------------   --------------------------------------------------------------
                                            1996         1995         1995         1994         1993         1992         1991
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Net interest income..................  $   26,207   $   20,367   $   88,510   $   82,491   $   64,257   $   52,154   $   38,165
  Provision for losses on loans........       1,511        1,206        5,150        4,767        4,710        8,296        8,900
  Investment securities gains
    (losses)...........................          --           --          (67)      (2,217)        (998)      (2,139)       1,067
  Other noninterest income.............       6,185        5,844       23,558       25,638       11,999        9,823       19,081
  Noninterest expense..................      13,042       11,123       48,135       46,876       43,239       41,729       42,534
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Earnings before income taxes,
    extraordinary item, and accounting
    changes............................      17,839       13,882       58,716       54,269       27,309        9,813        6,879
  Applicable income taxes..............       6,379        5,135       21,363       19,707       10,696        3,171        2,186
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Earnings before extraordinary item
    and accounting changes.............      11,460        8,747       37,353       34,562       16,613        6,642        4,693
  Extraordinary item -- early
    extinguishment of debt.............          --           --           --           --       (1,054)          94         (761)
  Accounting changes, net of taxes.....          --           --           --           --         (885)       2,952           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net earnings.........................  $   11,460   $    8,747   $   37,353   $   34,562   $   14,674   $    9,688   $    3,932
                                          =========    =========    =========    =========    =========    =========    =========
PER COMMON AND COMMON EQUIVALENT SHARE
  DATA
  Earnings before extraordinary item
    and accounting changes(6)..........  $     1.11   $     0.87   $     3.70   $     3.33   $     0.57   $       --   $       --
  Extraordinary item -- early
    extinguishment of debt.............          --           --           --           --        (0.06)          --           --
  Accounting changes, net of taxes.....          --           --           --           --           --           --           --
  Net earnings(6)......................        1.11         0.87         3.70         3.33         0.51           --           --
  Cash dividends.......................        0.18         0.15         0.60           --           --           --           --
  Book value...........................       25.71        21.44        24.95        20.58        17.27           --           --
BALANCE SHEET DATA (AT PERIOD END)
  Total assets.........................  $3,177,812   $2,529,574   $3,098,577   $2,440,043   $1,946,665   $1,849,302   $1,919,326
  Loans, net of unearned income........   2,067,571    1,799,668    1,964,022    1,715,053    1,318,812    1,174,203    1,163,385
  Allowance for losses on loans........      23,127       21,089       22,901       20,165       16,500       13,848        9,573
  Investment securities................     721,911      466,269      766,826      485,872      410,382      421,188      480,591
  Deposits.............................   1,582,691    1,500,614    1,577,230    1,449,404    1,434,020    1,543,115    1,596,062
  Short-term borrowings................     589,120      317,063      597,260      244,828           --           --           --
  Long-term debt
    Parent company.....................          --           --           --           --           --           --           --
    Subsidiary banks...................     592,760      372,860      541,318      451,784      250,906      164,384      168,625
  Total shareholders' equity...........     255,171      212,293      246,830      203,447      183,886       75,161       65,473
Average assets.........................   3,139,402    2,495,967    2,704,289    2,156,200    1,859,149    1,888,222    2,029,561
Average shareholders' equity...........     251,642      206,789      219,617      192,056      105,352       72,219       64,100
Average shares outstanding (in
  thousands)(6)
  Primary..............................      10,323       10,033       10,083       10,391        2,805           --           --
  Fully Diluted........................      10,357       10,039       10,083       10,391        2,805           --           --
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets.............        1.47%        1.42%        1.38%        1.60%        0.79%        0.51%        0.19%
  Return on average common equity......       18.32        17.15        16.82        17.64        13.98        13.41         6.13
  Net interest income
    (taxable-equivalent) to average
    earning assets(2)..................        3.60         3.51         3.53         4.11         3.71         3.00         2.08
  Loans/deposits.......................      130.64       119.72       124.52       118.33        91.97        76.09        72.89
  Common and preferred dividend payout
    ratio..............................       14.95        17.00        16.20           --           --           --           --
  Equity/assets (period end)...........        8.03         8.39         7.97         8.34         9.45         4.06         3.41
  Average shareholders' equity/average
    total assets.......................        8.02         8.28         8.12         8.91         5.67         3.82         3.17
  Leverage ratio(3)....................        7.89         8.48         8.77         9.45         9.78         3.18         2.41
  Tier 1 capital to risk-weighted
    assets(3)..........................       17.68        19.78        17.26        17.77        19.74         6.18         4.48
  Total capital to risk-weighted
    assets(3)..........................       18.73        20.84        18.37        19.02        20.99         7.96         7.08
ASSET QUALITY RATIOS
  Allowance/period end loans...........        1.12         1.17         1.17         1.18         1.25         1.18         0.82
  Nonperforming loans/total loans(4)...        0.46         0.37         0.57         0.75         0.79         0.78         1.57
  Allowance/nonperforming loans(4).....         242          313          203          156          158          151           53
  Nonperforming assets/loans and
    foreclosed properties(5)...........        0.54         0.55         0.65         0.93         1.41         2.42         4.57
  Provision/average loans..............        0.30         0.28         0.28         0.32         0.38         0.70         0.75
  Net charge-offs/average loans........        0.26         0.07         0.13         0.07         0.16         0.34         0.73

- ---------------

(1) Interim period ratios have been annualized where applicable.
(2) Average balances and calculations do not include the impact of the net unrealized gain or loss on available for sale securities.
(3) The risk-based capital ratios are based upon capital guidelines prescribed by Federal bank regulatory authorities. Under those guidelines, the required minimum Tier 1 and Total capital to risk-weighted assets ratios are 4% and 8%, respectively. The required minimum leverage ratio of Tier 1 capital to total adjusted assets is 3% to 5%.
(4) Nonperforming loans include loans on nonaccrual status and restructured loans.
(5) Nonperforming assets include nonperforming loans and foreclosed properties.
(6) The 1993 computation of earnings per common share is based on fourth quarter income, since the stock conversion occurred on September 30, 1993.

EQUIVALENT AND PRO FORMA PER SHARE DATA

     The following table presents selected, comparative, unaudited per share data for: (i) UPC Common Stock and Leader Common Stock on an historical basis;
(ii) UPC Common Stock on a pro forma basis, giving effect only to the Merger;
(iii) UPC Common Stock on a pro forma basis, including the Merger, all Recently Completed Acquisitions and the Other Pending Acquisitions, except for the acquisition of Financial Bancshares, Inc. (the "FBI Acquisition") in St. Louis, Missouri (See "BUSINESS OF UPC -- Recent Developments -- Pending Acquisitions");
(iv) Leader Common Stock on an equivalent pro forma basis; and (v) Leader Common Stock on an equivalent pro forma basis, including all Recently Completed Acquisitions and the Other Pending Acquisitions, except for the FBI Acquisition, for the periods indicated.

     The pro forma data for 1995 and the three month period ended March 31, 1996 reflect the assumed acquisition of Leader, all Recently Completed Acquisitions and all Other Pending Acquisitions, except for the FBI Acquisition, as of January 1, 1995. The pro forma data for 1994 and 1993 reflect only the assumed acquisition of Leader because the Other Pending Acquisitions and Recently Completed Acquisitions are not considered significant to UPC. Reference is made to UPC's Current Reports on Form 8-K dated March 8, 1996, April 1, 1996, May 21, 1996 and May 22, 1996 for information regarding Leader and the pro forma financial statements which are incorporated by reference herein. See "DOCUMENTS INCORPORATED BY REFERENCE."

     The pro forma information is not necessarily indicative of the results of the future operations of either UPC, Leader, the Recently Completed Acquisitions or the Other Pending Acquisitions or the actual results that would have occurred had the Merger been consummated on January 1, 1993. The information is derived from, and should be read in conjunction with, the historical consolidated financial statements of UPC (including related notes thereto) which are incorporated by reference, the historical consolidated financial statements of Leader (including related notes thereto) which are incorporated by reference, and the pro forma consolidated financial statements (including related notes thereto) which are incorporated by reference herein. See "DOCUMENTS INCORPORATED BY REFERENCE," "--Selected Consolidated Financial Data," "-- Selected Pro Forma Consolidated Financial Data for UPC and Leader," "-- Pro Forma Condensed Consolidated Financial Information," and "BUSINESS OF UPC -- Recent Developments."

                           UNION PLANTERS CORPORATION

              HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA

                                                                            YEARS ENDED DECEMBER
                                                           THREE MONTHS            31,(1)
                                                           ENDED MARCH     -----------------------
                                                             31, 1996      1995     1994     1993
                                                           ------------    -----    -----    -----
EARNINGS BEFORE EXTRAORDINARY ITEMS AND ACCOUNTING
  CHANGES
  UPC
     Primary.............................................     $ 0.82       $2.82    $1.28    $2.24
     Fully diluted.......................................       0.78        2.70     1.28     2.18
  UPC pro forma (Leader only)
     Primary.............................................       0.79        2.72     1.52     2.17
     Fully diluted.......................................       0.76        2.64     1.52     2.11
  UPC pro forma (all Recently Completed Acquisitions and
     Other Pending Acquisitions, including Leader)(2)
     Primary.............................................       0.79        2.65     1.52     2.17
     Fully diluted.......................................       0.76        2.57     1.52     2.11
  Leader.................................................       1.11        3.70     3.33     0.51
  Leader equivalent pro forma (Leader only)(1)
     Primary.............................................       1.20        4.15     2.32     3.31
     Fully diluted.......................................       1.16        4.03     2.32     3.22
  Leader equivalent pro forma (all Recently Completed
     Acquisitions and Other Pending Acquisitions,
     including Leader)(1)
     Primary.............................................       1.20        4.04     2.32     3.31
     Fully diluted.......................................       1.16        3.92     2.32     3.22
CASH DIVIDENDS PER SHARE
  UPC....................................................       0.27        0.98     0.88     0.72
  UPC pro forma (Leader only)............................       0.27        0.98     0.88     0.72
  Leader.................................................       0.18        0.60       --       --
  Leader equivalent pro forma(1).........................       0.41        1.49     1.34     1.10

                                                                   THREE MONTHS
                                                                   ENDED MARCH        DECEMBER 31,
                                                                     31, 1996             1995
                                                                   ------------       ------------
BOOK VALUE PER COMMON SHARE
  UPC............................................................     $19.76             $19.24
  UPC pro forma (Leader only)....................................      19.05              18.55
  UPC pro forma (all Recently Completed Acquisitions and Other
     Pending Acquisitions, including Leader).....................      19.32              18.63
  Leader.........................................................      25.71              24.95
  Leader equivalent pro forma (Leader only)(1)...................      29.05              28.29
  Leader equivalent pro forma (all Recently Completed
     Acquisitions and Other Pending Acquisitions, including
     Leader)(1)..................................................      29.46              28.41

- ---------------

(1) The equivalent pro forma per share data for Leader are computed by multiplying UPC's pro forma information by 1.525, the Exchange Ratio.
(2) See also, "BUSINESS OF UPC -- Recent Developments."

SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA FOR UPC AND LEADER

     The following selected pro forma consolidated financial data for the five year period ended December 31, 1995, and for the three months ended March 31, 1996 and 1995 give effect to the Merger as of the date or at the beginning of the periods indicated, with the Merger treated as a pooling of interests for accounting purposes. The selected pro forma consolidated financial data are presented for informational purposes only and are not necessarily indicative of the consolidated financial position or results of operations which actually would have occurred if the Merger had been consummated at the date or at the beginning of the periods indicated or which may be obtained in the future. The information should be read in conjunction with the unaudited pro forma consolidated financial information appearing elsewhere in this Joint Proxy Statement and included in UPC's Current Report on Form 8-K dated May 22, 1996. See "-- Pro Forma Condensed Consolidated Financial Information" and "DOCUMENTS INCORPORATED BY REFERENCE."

               UPC SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

                                  THREE MONTHS ENDED MARCH
                                           31,(1)                                  YEARS ENDED DECEMBER 31,
                                  -------------------------   ------------------------------------------------------------------
                                     1996          1995          1995          1994          1993          1992          1991
                                  -----------   -----------   -----------   -----------   -----------   -----------   ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Net interest income............ $   141,680   $   129,206   $   535,941   $   505,605   $   439,290   $   357,365   $  294,702
  Provision for losses on
    loans........................       9,492         3,428        27,381         9,661        22,660        37,367       44,860
  Investment securities gains
    (losses).....................          60           (21)          409       (22,515)        3,508        11,880        3,700
  Other noninterest income.......      48,885        44,044       193,640       159,004       154,254       136,162      125,051
  Noninterest expense............     104,757       103,888       443,205       486,836       408,888       362,028      309,421
                                  -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Earnings before income taxes,
    extraordinary items, and
    accounting changes...........      76,376        65,913       259,404       145,597       165,504       106,012       69,172
  Applicable income taxes........      25,772        21,509        86,649        45,174        51,864        30,219       16,629
                                  -----------   -----------   -----------   -----------   -----------   -----------   ----------
  Earnings before extraordinary
    items and accounting
    changes......................      50,604        44,404       172,755       100,423       113,640        75,793       52,543
  Extraordinary items............          --            --            --            --        (4,260)         (105)        (335)
  Accounting changes, net of
    taxes........................          --            --            --            --         4,897         2,952           --
                                  -----------   -----------   -----------   -----------   -----------   -----------   ----------
        Net earnings............. $    50,604   $    44,404   $   172,755   $   100,423   $   114,277   $    78,640   $   52,208
                                   ==========    ==========    ==========    ==========    ==========    ==========    =========
PER COMMON SHARE DATA(7)
  Primary
    Earnings before extraordinary
      items and accounting
      changes.................... $      0.79   $      0.71   $      2.72   $      1.52   $      2.17   $      1.75   $     1.35
    Extraordinary items..........          --            --            --            --         (0.10)           --           --
    Accounting changes, net of
      taxes......................          --            --            --            --          0.11            --           --
    Net earnings.................        0.79          0.71          2.72          1.52          2.18          1.75         1.35
  Fully diluted
    Earnings before extraordinary
      items and accounting
      changes....................        0.76          0.69          2.64          1.52          2.11          1.73         1.35
    Extraordinary items..........          --            --            --            --         (0.09)           --           --
    Accounting changes, net of
      taxes......................          --            --            --            --          0.10            --           --
    Net earnings.................        0.76          0.69          2.64          1.52          2.12          1.73         1.35
  Cash dividends.................        0.27          0.23          0.98          0.88          0.72          0.60         0.48
  Book value.....................       19.05         16.34         18.55         15.42         14.80         14.08        12.88

(continued on the following page)

                                  THREE MONTHS ENDED MARCH
                                           31,(1)                                  YEARS ENDED DECEMBER 31,
                                  -------------------------   ------------------------------------------------------------------
                                     1996          1995          1995          1994          1993          1992          1991
                                  -----------   -----------   -----------   -----------   -----------   -----------   ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA (AT PERIOD END)
  Total assets................... $14,547,501   $13,313,906   $14,377,035   $13,425,063   $11,866,609   $10,180,375   $8,486,299
  Loans, net of unearned
    income.......................   9,159,308     8,597,031     9,033,875     8,436,650     6,612,662     5,367,352    4,777,330
  Allowance for losses on
    loans........................     159,404       156,499       156,388       154,131       141,999       114,130       84,312
  Investment securities..........   3,707,083     3,326,988     3,575,755     3,592,482     3,854,767     3,370,321    2,359,447
  Deposits.......................  11,105,567    10,633,690    11,024,966    10,702,569     9,879,780     8,714,306    7,294,124
  Short-term borrowings..........     825,340       539,478       838,283       699,838       300,414       343,452      244,513
  Long-term debt(3)
    Parent company...............     214,761       114,803       214,758       114,790       114,729        74,292       38,163
    Subsidiary banks.............     850,465       693,934       811,818       693,002       463,055       202,847      187,415
  Total shareholders' equity.....   1,249,043     1,072,781     1,214,503     1,008,594       935,730       670,267      540,601
  Average assets.................  14,415,154    13,349,900    13,659,184    13,105,179    11,565,505     9,475,049    8,584,570
  Average shareholders' equity...   1,208,141     1,057,455     1,119,232     1,042,990       813,140       623,869      506,856
  Average shares outstanding (in
    thousands)
    Primary......................      61,494        59,816        60,384        59,587        43,192        35,463       34,569
    Fully Diluted................      66,258        64,305        64,994        59,929        47,422        38,307       34,922
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets.......        1.41%         1.35%         1.26%         0.77%         0.99%         0.83%        0.61%
  Return on average common
    equity.......................       17.57         17.94         16.16          9.76         14.92         13.15        10.32
  Net interest income (taxable-
    equivalent) to average
    earning assets(2)............        4.39          4.38          4.38          4.32          4.29          4.26         3.92
  Loans/deposits.................       82.47         80.82         81.94         78.83         66.93         61.59        65.50
  Common and preferred dividend
    payout ratio.................       31.29         30.18         32.71         41.29         28.34         32.95        31.45
  Equity/assets (period end).....        8.59          8.06          8.45          7.51          7.89          6.58         6.37
  Average shareholders'
    equity/average total
    assets.......................        8.38          7.92          8.19          7.96          7.03          6.58         5.90
  Leverage ratio(4)..............        8.16          7.77          8.23          7.53          7.62          6.36         5.97
  Tier 1 capital to risk-weighted
    assets(4)....................       13.69         13.48         13.41         12.75         14.07         11.70        10.12
  Total capital to risk-weighted
    assets(4)....................       16.94         15.68         16.70         14.97         16.51         13.64        12.36
ASSET QUALITY RATIOS
  Allowance/period end loans.....        1.74          1.82          1.73          1.83          2.15          2.13         1.76
  Nonperforming loans/total
    loans(5).....................        0.49          0.38          0.50          0.41          0.62          1.12         1.14
  Allowance/nonperforming
    loans(5).....................         356           479           344           444           346           189          154
  Nonperforming assets/loans and
    foreclosed properties(6).....        0.58          0.49          0.60          0.53          0.91          1.77         2.34
  Provision/average loans........        0.42          0.16          0.31          0.13          0.36          0.72         0.90
  Net charge-offs/average
    loans........................        0.31          0.07          0.31          0.09          0.26          0.50         0.87

- ---------------

(1) Interim period ratios have been annualized where applicable.
(2) Average balances and calculations do not include the impact of the net unrealized gain or loss on available for sale securities.
(3) Long-term debt includes subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, and notes payable with maturities greater than one year. Subsidiary banks' long-term debt is primarily FHLB advances.
(4) The risk-based capital ratios are based upon capital guidelines prescribed by Federal bank regulatory authorities. Under those guidelines, the required minimum Tier 1 and Total capital to risk-weighted assets ratios are 4% and 8%, respectively. The required minimum leverage ratio of Tier 1 capital to total adjusted assets is 3% to 5% (5% for bank holding companies effecting acquisitions).
(5) Nonperforming loans include loans on nonaccrual status and restructured loans.
(6) Nonperforming assets include nonperforming loans and foreclosed properties.
(7) Earnings per share for the years ended December 31, 1992 and 1991 are for UPC only. Leader was organized on March 18, 1993 in connection with the conversion of its principal subsidiary, Leader Federal from a federal mutual savings bank to a federally-chartered capital stock savings bank. Accordingly, the calculation of pro forma earnings per share for the year ended December 31, 1993 on a pooled basis is based on Leader's fourth quarter net income since the stock conversion occurred on September 30, 1993.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following tables contain unaudited pro forma condensed consolidated financial statements including a balance sheet at March 31, 1996 and statements of earnings for the three months ended March 31, 1996 and for the years ended December 31, 1995, 1994 and 1993. These statements present on a pro forma basis historical results for (i) UPC for all periods, (ii) UPC and Leader for all periods, and (iii) UPC, Leader, the Recently Completed Acquisitions, and the Other Pending Acquisitions, except for the FBI Acquisition (see "BUSINESS OF UPC -- Recent Developments -- Pending Acquisitions") as of March 31, 1996, and for the three months ended March 31, 1996 and for the twelve months ended December 31, 1995.

     The unaudited pro forma condensed consolidated financial statements also reflect UPC's Recently Completed Acquisitions: (i) First Bancshares of Eastern Arkansas, Inc. and its subsidiary, First National Bank of West Memphis, Arkansas, with total assets of $60 million and (ii) First Bancshares of N.E. Arkansas, Inc. and its subsidiary, First National Bank of Osceola, Arkansas, with total assets of $62 million. Both acquisitions were accounted for using the purchase method of accounting. Additionally, these statements reflect the Merger and certain of UPC's Other Pending Acquisitions: (i) Valley Federal Savings Bank ("Valley Federal") in Sheffield, Alabama, with total assets of $119 million which is expected to be accounted for using the pooling of interests method of accounting; (ii) Eastern National Bank ("ENB"), a $286 million bank located in Miami, Florida, which is expected to be accounted for using the purchase method of accounting; (iii) Franklin Financial Group, Inc. ("FFGI"), in Morristown, Tennessee, a savings and loan holding company and its subsidiary, Franklin Federal Savings Bank ("Franklin Federal"), with total assets of $137 million which is expected to be accounted for using the pooling of interests method of accounting; and (iv) BancAlabama, Inc. ("BancAlabama"), Huntsville, Alabama, a bank holding company and its subsidiary BankAlabama-Huntsville, with total assets of $98 million, which is expected to be accounted for using the pooling of interests method of accounting. As noted above, the FBI Acquisition is not included.

     The operating results for Valley Federal and FFGI included in the unaudited pro forma statement of earnings have been converted from their respective fiscal year end (September 30) to UPC's fiscal year end (December 31) by adding their respective first quarter operating results for the current year and subtracting first quarter operating results for the previous year.

     The Recently Completed Acquisitions and the Other Pending Acquisitions are not considered significant to UPC from a financial statement presentation standpoint. Therefore, the financial information for the transactions expected to be accounted for using the pooling of interests method of accounting will be restated only for the current period.

     The unaudited pro forma condensed consolidated financial statements include adjustments necessary to record the entities that have been or are expected to be acquired using the purchase method of accounting. Eliminations have been made for significant intercompany transactions.

     The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the consolidated historical financial statements of UPC and Leader which are incorporated by reference herein, and in conjunction with the information presented in UPC's Current Reports on Form 8-K dated March 8, 1996, April 1, 1996, May 21, 1996 and May 22, 1996, which are incorporated by reference herein. Pro forma results are not necessarily indicative of future operating results. Certain nonrecurring charges as discussed in "BUSINESS OF
UPC -- Recent Developments -- Earnings Considerations Related to Pending Acquisitions" have not been included in the unaudited pro forma condensed consolidated financial statements. See "DOCUMENTS INCORPORATED BY REFERENCE."

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1996

                                                                                      UPC, LEADER
                                                                                      AND RECENTLY
                                                                           UPC       COMPLETED AND
                                                                           AND       OTHER PENDING
                                                             UPC         LEADER       ACQUISITIONS
                                                         -----------   -----------   --------------
                                                                   (DOLLARS IN THOUSANDS)
                                              ASSETS
Cash and due from banks................................  $   475,211   $   504,180    $    529,275
Interest-bearing deposits at financial institutions....        3,820         4,279           4,968
Federal funds sold and securities purchased under
  agreements to resell.................................      182,199       275,199         295,593
Trading account assets.................................      134,926       134,926         134,926
Loans held for resale..................................       91,007       121,146         121,146
Available for sale securities, at fair value...........    2,951,092     3,707,083       3,830,916
Loans..................................................    7,123,637     9,200,349       9,632,384
  Less: Unearned income................................      (31,900)      (41,041)        (42,617)
        Allowance for losses on loans..................     (136,277)     (159,404)       (163,573)
                                                         -----------   -----------   --------------
     Net loans.........................................    6,955,460     8,999,904       9,426,194
Premises and equipment.................................      229,725       248,999         268,903
Accrued interest receivable............................      100,811       175,219         179,396
Goodwill and other intangibles.........................       62,141        62,141          70,877
Other assets...........................................      182,290       314,425         320,749
                                                         -----------   -----------   --------------
          Total assets.................................  $11,368,682   $14,547,501    $ 15,182,943
                                                          ==========    ==========     ===========
                               LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
  Noninterest-bearing..................................  $ 1,364,399   $ 1,565,921    $  1,629,387
  Certificates of deposit of $100,000 and over.........      784,327       944,410       1,012,358
  Other interest-bearing...............................    7,374,150     8,595,236       9,020,196
                                                         -----------   -----------   --------------
          Total deposits...............................    9,522,876    11,105,567      11,661,941
Short-term borrowings..................................      236,220       825,340         832,433
FHLB advances..........................................      256,178       836,756         847,610
Long-term debt.........................................      216,288       228,470         242,304
Accrued interest, expenses, and taxes..................      104,846       142,704         145,987
Other liabilities......................................       39,409       159,621         162,835
                                                         -----------   -----------   --------------
          Total liabilities............................   10,375,817    13,298,458      13,893,110
                                                         -----------   -----------   --------------
Shareholders' equity
  Preferred stock
     Convertible.......................................       91,810        91,810          98,262
     Nonconvertible....................................           --            --              --
  Common stock.........................................      228,012       303,682         308,445
  Additional paid-in capital...........................      117,044       129,217         149,030
  Net unrealized gain on available for sale
     securities........................................       19,145        27,500          27,164
  Retained earnings....................................      536,854       696,834         706,932
  Treasury stock.......................................           --            --              --
                                                         -----------   -----------   --------------
          Total shareholders' equity...................      992,865     1,249,043       1,289,833
                                                         -----------   -----------   --------------
          Total liabilities and shareholders' equity...  $11,368,682   $14,547,501    $ 15,182,943
                                                          ==========    ==========     ===========

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                                                                                     UPC, LEADER
                                                                                    AND RECENTLY
                                                                                    COMPLETED AND
                                                                       UPC AND      OTHER PENDING
                                                            UPC         LEADER      ACQUISITIONS
                                                          --------     --------     -------------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income
  Interest and fees on loans............................  $164,033     $210,344       $ 220,679
  Interest on investment securities
     Taxable............................................    35,735       49,546          51,575
     Tax-exempt.........................................     7,550        7,666           7,666
  Interest on deposits at financial institutions........        57           62              91
  Interest on federal funds sold and securities
     purchased under agreements to resell...............     4,818        6,169           6,328
  Interest on trading account assets....................     2,387        2,387           2,387
  Interest on loans held for resale.....................     1,427        1,793           1,793
                                                          --------     --------     -------------
          Total interest income.........................   216,007      277,967         290,519
                                                          --------     --------     -------------
Interest expense
  Interest on deposits..................................    89,994      108,919         114,310
  Interest on short-term borrowings.....................     2,934       11,303          11,353
  Interest on FHLB advances and long-term debt..........     7,606       16,065          16,527
                                                          --------     --------     -------------
          Total interest expense........................   100,534      136,287         142,190
                                                          --------     --------     -------------
          Net interest income...........................   115,473      141,680         148,329
Provision for losses on loans...........................     7,981        9,492           9,962
                                                          --------     --------     -------------
          Net interest income after provision for losses
            on loans....................................   107,492      132,188         138,367
Noninterest income
  Service charges on deposit accounts...................    16,641       17,770          18,410
  Bank card income......................................     5,159        5,389           5,389
  Mortgage servicing income.............................     2,443        8,043           8,073
  Trust service income..................................     2,290        2,290           2,290
  Profits and commissions from trading activities.......     2,207        2,207           2,207
  Investment securities gains...........................        60           60              57
  Other income..........................................    11,397       13,186          13,930
                                                          --------     --------     -------------
          Total noninterest income......................    40,197       48,945          50,356
                                                          --------     --------     -------------
Noninterest expense
  Salaries and employee benefits........................    43,428       50,577          53,286
  Net occupancy expense.................................     6,816        7,645           8,465
  Equipment expense.....................................     7,260        8,375           8,375
  Other expense.........................................    31,648       38,160          40,144
                                                          --------     --------     -------------
          Total noninterest expense.....................    89,152      104,757         110,270
                                                          --------     --------     -------------
          Earnings before income taxes..................    58,537       76,376          78,453
Applicable income taxes.................................    19,393       25,772          26,669
                                                          --------     --------     -------------
          Net earnings..................................  $ 39,144     $ 50,604       $  51,784
                                                          ========     ========     ===========
Earnings per common share
  Primary...............................................  $   0.82     $   0.79       $    0.79
  Fully diluted.........................................      0.78         0.76            0.76
Weighted average shares outstanding (in thousands)
  Primary...............................................    45,752       61,494          62,994
  Fully diluted.........................................    50,463       66,258          68,081

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                      UPC, LEADER
                                                                                     AND RECENTLY
                                                                         UPC         COMPLETED AND
                                                                         AND         OTHER PENDING
                                                           UPC          LEADER       ACQUISITIONS
                                                        ---------     ----------     -------------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income
  Interest and fees on loans..........................  $ 636,769     $  804,420      $   853,145
  Interest on investment securities
     Taxable..........................................    137,453        177,272          188,736
     Tax-exempt.......................................     31,816         32,313           32,576
  Interest on deposits at financial institutions......      1,910          1,936            2,067
  Interest on federal funds sold and securities
     purchased under agreements to resell.............     12,095         17,041           17,503
  Interest on trading account assets..................     12,774         12,774           12,774
  Interest on loans held for resale...................      3,865          5,318            5,318
                                                        ---------     ----------     -------------
          Total interest income.......................    836,682      1,051,074        1,112,119
                                                        ---------     ----------     -------------
Interest expense
  Interest on deposits................................    347,859        422,360          449,182
  Interest on short-term borrowings...................     12,825         33,856           34,076
  Interest on FHLB advances and long-term debt........     28,567         58,917           61,949
                                                        ---------     ----------     -------------
          Total interest expense......................    389,251        515,133          545,207
                                                        ---------     ----------     -------------
          Net interest income.........................    447,431        535,941          566,912
Provision for losses on loans.........................     22,231         27,381           30,898
                                                        ---------     ----------     -------------
          Net interest income after provision for
            losses on loans...........................    425,200        508,560          536,014
Noninterest income
  Service charges on deposit accounts.................     71,611         75,694           79,583
  Bank card income....................................     20,103         20,740           20,740
  Mortgage servicing income...........................      9,835         36,645           36,645
  Trust service income................................      8,010          8,010            8,010
  Profits and commissions from trading activities.....     10,441         10,441           10,441
  Investment securities gains.........................        476            409              373
  Other income........................................     37,176         42,110           45,485
                                                        ---------     ----------     -------------
          Total noninterest income....................    157,652        194,049          201,277
                                                        ---------     ----------     -------------
Noninterest expense
  Salaries and employee benefits......................    171,325        197,855          212,104
  Net occupancy expense...............................     27,192         30,447           34,044
  Equipment expense...................................     30,156         34,405           34,405
  Other expense.......................................    153,491        180,498          193,512
                                                        ---------     ----------     -------------
          Total noninterest expense...................    382,164        443,205          474,065
                                                        ---------     ----------     -------------
          Earnings before income taxes................    200,688        259,404          263,226
Applicable income taxes...............................     65,286         86,649           89,467
                                                        ---------     ----------     -------------
          Net earnings................................  $ 135,402     $  172,755      $   173,759
                                                        =========      =========      ===========
Earnings per common share
  Primary.............................................  $    2.82     $     2.72      $      2.65
  Fully diluted.......................................       2.70           2.64             2.57
Weighted average shares outstanding (in thousands)
  Primary.............................................     45,008         60,385           61,879
  Fully diluted.......................................     49,618         64,995           67,053

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                        UPC
                                                                                        AND
                                                                           UPC         LEADER
                                                                         --------     --------
                                                                              (DOLLARS IN
                                                                              THOUSANDS,
                                                                           EXCEPT PER SHARE
                                                                                 DATA)
Interest income
  Interest and fees on loans...........................................  $517,032     $644,690
  Interest on investment securities
     Taxable...........................................................   162,012      193,276
     Tax-exempt........................................................    32,999       33,415
  Interest on deposits at financial institutions.......................       734          748
  Interest on federal funds sold and securities purchased under
     agreements to resell..............................................     4,472        6,862
  Interest on trading account assets...................................     9,143        9,143
  Interest on loans held for resale....................................     1,573        2,396
                                                                         --------     --------
          Total interest income........................................   727,965      890,530
                                                                         --------     --------
Interest expense
  Interest on deposits.................................................   262,572      317,721
  Interest on short-term borrowings....................................    21,300       28,277
  Interest on FHLB advances and long-term debt.........................    20,979       38,927
                                                                         --------     --------
          Total interest expense.......................................   304,851      384,925
                                                                         --------     --------
          Net interest income..........................................   423,114      505,605
Provision for losses on loans..........................................     4,894        9,661
                                                                         --------     --------
          Net interest income after provision for losses on loans......   418,220      495,944
Noninterest income
  Service charges on deposit accounts..................................    55,551       59,564
  Bank card income.....................................................    10,953       11,386
  Mortgage servicing income............................................     9,621       31,060
  Trust service income.................................................     7,990        7,990
  Profits and commissions from trading activities......................     6,639        6,639
  Investment securities losses.........................................   (20,298)     (22,515)
  Other income.........................................................    30,349       42,365
                                                                         --------     --------
          Total noninterest income.....................................   100,805      136,489
                                                                         --------     --------
Noninterest expense
  Salaries and employee benefits.......................................   175,218      201,532
  Net occupancy expense................................................    28,041       31,638
  Equipment expense....................................................    28,698       32,618
  Other expense........................................................   195,740      221,048
                                                                         --------     --------
          Total noninterest expense....................................   427,697      486,836
                                                                         --------     --------
          Earnings before income taxes.................................    91,328      145,597
Applicable income taxes................................................    25,467       45,174
                                                                         --------     --------
          Net earnings.................................................  $ 65,861     $100,423
                                                                         ========     ========
Earnings per common share
  Primary..............................................................  $   1.28     $   1.52
  Fully diluted........................................................      1.28         1.52
Weighted average shares outstanding (in thousands)
  Primary..............................................................    43,741       59,587
  Fully diluted........................................................    44,083       59,929

                  UNION PLANTERS CORPORATION AND SUBSIDIARIES

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                                                 UPC
                                                                                                 AND
                                                                                    UPC         LEADER
                                                                                  --------     --------
                                                                                       (DOLLARS IN
                                                                                       THOUSANDS,
                                                                                    EXCEPT PER SHARE
                                                                                          DATA)
Interest income
  Interest and fees on loans....................................................  $425,967     $531,417
  Interest on investment securities
     Taxable....................................................................   157,403     186,966
     Tax-exempt.................................................................    30,507      30,596
  Interest on deposits at financial institutions................................     1,862       1,884
  Interest on federal funds sold and securities purchased under agreements to
     resell.....................................................................     6,175       8,569
  Interest on trading account assets............................................     6,194       6,194
  Interest on loans held for resale.............................................     7,438       8,163
                                                                                  --------     --------
          Total interest income.................................................   635,546     773,789
                                                                                  --------     --------
Interest expense
  Interest on deposits..........................................................   238,019     298,312
  Interest on short-term borrowings.............................................     8,203       8,203
  Interest on FHLB advances and long-term debt..................................    14,291      27,984
                                                                                  --------     --------
          Total interest expense................................................   260,513     334,499
                                                                                  --------     --------
          Net interest income...................................................   375,033     439,290
Provision for losses on loans...................................................    17,950      22,660
                                                                                  --------     --------
          Net interest income after provision for losses on loans...............   357,083     416,630
Noninterest income
  Service charges on deposit accounts...........................................    49,490      53,723
  Bank card income..............................................................    10,393      10,884
  Mortgage servicing income.....................................................     9,595      28,266
  Trust service income..........................................................     7,643       7,643
  Profits and commissions from trading activities...............................    13,787      13,787
  Investment securities gains...................................................     4,506       3,508
  Other income..................................................................    32,148      39,951
                                                                                  --------     --------
          Total noninterest income..............................................   127,562     157,762
                                                                                  --------     --------
Noninterest expense
  Salaries and employee benefits................................................   163,711     186,703
  Net occupancy expense.........................................................    25,393      28,476
  Equipment expense.............................................................    25,989      30,345
  Other expense.................................................................   131,357     163,364
                                                                                  --------     --------
          Total noninterest expense.............................................   346,450     408,888
                                                                                  --------     --------
          Earnings before income taxes, extraordinary items, and accounting
          changes...............................................................   138,195     165,504
Applicable income taxes.........................................................    41,168      51,864
                                                                                  --------     --------
          Earnings before extraordinary items and accounting changes............  $ 97,027     $113,640
                                                                                  ========     ========
Earnings per common share before extraordinary items and accounting changes(1)
  Primary.......................................................................  $   2.24     $  2.17
  Fully diluted.................................................................      2.18        2.11
Weighted average shares outstanding (in thousands)
  Primary.......................................................................    38,914      43,192
  Fully diluted.................................................................    43,144      47,422

- ---------------

(1) Leader was organized on March 18, 1993 in connection with the conversion of its principal subsidiary, Leader Federal, from a federal mutual savings bank to a federally-chartered capital stock savings bank. Accordingly, the calculation of pro forma earnings per share on a pooled basis is based on Leader's fourth quarter net income since the stock conversion occurred on September 30, 1993.

                            MEETINGS OF SHAREHOLDERS

DATE, PLACE, TIME, AND PURPOSE

     Leader. This Joint Proxy Statement is being furnished to the holders of Leader Common Stock in connection with the solicitation by the Leader Board of Directors of proxies for use at the Leader Special Meeting at which Leader shareholders will be asked to vote upon a proposal to approve the Agreement and the Plan of Merger. The Leader Special Meeting will be held at the Dixon Gallery & Gardens, 4339 Park Avenue, Memphis, Tennessee, on Thursday, September 26, 1996, at 10:00 a.m. local time. See "DESCRIPTION OF TRANSACTION."

     UPC. This Joint Proxy Statement is being furnished to the holders of UPC Common Stock in connection with the solicitation by the UPC Board of Directors of proxies for use at the UPC Special Meeting at which UPC shareholders will be asked to vote upon a proposal to approve the issuance of shares of UPC Common Stock pursuant to the Agreement. The UPC Special Meeting will be held at the Union Planters Administrative Center located at 7130 Goodlett Farms Parkway, Memphis, Tennessee, on Thursday, September 26, 1996, at 10:00 a.m. local time. See "DESCRIPTION OF TRANSACTION."

RECORD DATES, VOTING RIGHTS, REQUIRED VOTES, AND REVOCABILITY OF PROXIES

     Leader. The close of business on July 26, 1996, has been fixed as the Leader Record Date for determining holders of outstanding shares of Leader Common Stock entitled to notice of, and to vote at the Leader Special Meeting. Only holders of Leader Common Stock of record on the books of Leader at the close of business on the Leader Record Date are entitled to notice of, and to vote at the Leader Special Meeting. As of the Leader Record Date, there were shares of Leader Common Stock issued and outstanding and held by holders of record.

     Holders of Leader Common Stock are entitled to one vote on each matter considered and voted upon at the Leader Special Meeting for each share of Leader Common Stock held of record as of the Leader Record Date. To hold a vote on any proposal, a quorum must be assembled, which requires that a majority of the shares of Leader Common Stock issued and outstanding and entitled to vote be present in person or represented by proxy. In determining whether a quorum exists at the Leader Special Meeting for purposes of all matters to be voted on, all votes "for" or "against," as well as all abstentions, with respect to the proposal receiving the most such votes, will be counted. The vote required for the approval of the Agreement and the Plan of Merger is a majority of the shares of Leader Common Stock entitled to be cast at the Leader Special Meeting by holders of the issued and outstanding shares of Leader Common Stock. Consequently, with respect to the proposal to approve the Agreement and the Plan of Merger, abstentions and broker non-votes will be counted as part of the number of votes to be used in determining if the proposal has received the requisite number of votes for approval. Thus, an abstention or a broker non-vote will have the same effect as a vote "against" such proposal.

     Shares of Leader Common Stock represented by properly executed proxies, if such proxies are received in time for exercise and not revoked, will be voted in accordance with the instructions indicated on the proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR APPROVAL OF THE AGREEMENT AND THE PLAN OF MERGER AND, IN THE DISCRETION OF THE PROXY HOLDER, AS TO ANY OTHER MATTER WHICH MAY COME PROPERLY BEFORE THE LEADER SPECIAL MEETING. IF NECESSARY, THE PROXY HOLDER MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE LEADER SPECIAL MEETING IN ORDER TO PERMIT FURTHER SOLICITATION OF PROXIES IN THE EVENT THERE SHOULD NOT BE SUFFICIENT VOTES TO APPROVE THE FOREGOING PROPOSAL AT THE TIME OF THE LEADER SPECIAL MEETING. HOWEVER, NO PROXY HOLDER WILL VOTE ANY PROXIES VOTED "AGAINST" APPROVAL OF THE AGREEMENT AND THE PLAN OF MERGER "FOR" A PROPOSAL TO ADJOURN THE LEADER SPECIAL MEETING FOR THAT PURPOSE.

     FAILURE TO RETURN THE PROXY CARD OR TO VOTE IN PERSON AT THE LEADER SPECIAL MEETING WILL HAVE THE EFFECT OF A VOTE CAST AGAINST APPROVAL OF THE AGREEMENT AND THE PLAN OF MERGER.

     A Leader shareholder who has given a proxy may nevertheless revoke it at any time prior to its exercise at the Leader Special Meeting by (i) giving written notice of revocation to the Secretary of Leader, (ii) properly submitting to Leader a duly executed proxy bearing a later date, or (iii) attending the Leader Special Meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Leader Financial Corporation, 158 Madison Avenue, Memphis, Tennessee 38103; Attention: Catherine C. Stallings, Corporate Secretary.

     The directors and executive officers of Leader and their affiliates
beneficially owned, as of the Leader Record Date,           shares (or
approximately      % of the issued and outstanding shares) of Leader Common
Stock, exclusive of shares which may be acquired pursuant to the exercise of stock options or other rights or awards. Each director and executive officer of Leader has indicated such person's intention to vote those Leader shares over which such person has voting authority (other than in a fiduciary capacity) in favor of the Agreement and the Plan of Merger. The directors and executive officers of UPC and their affiliates beneficially owned, as of the Leader Record
Date,        shares of Leader Common Stock. Each director and executive officer of UPC has indicated such person's intention to vote those Leader shares over which such person has voting authority (other than in a fiduciary capacity) in favor of the Agreement and the Plan of Merger.

     In addition, as of the Leader Record Date, Leader Federal, as a fiduciary, custodian, or agent, had sole or shared voting power over 1,066,690 shares, or
     %, of the issued and outstanding shares of Leader Common Stock, under trust agreements and other instruments and agreements, including shares held as trustee or agent of various Leader employee benefit and stock purchase plans. It is the policy of Leader Federal not to vote such shares in the absence of instructions from other appropriate parties having an interest in such stock, such as co-fiduciaries and participants in such plans, unless Leader Federal has sole voting authority with respect to such shares.

     UPC. The close of business on July 26, 1996, has been fixed as the UPC Record Date for determining holders of outstanding shares of UPC Common Stock entitled to notice of, and to vote at the UPC Special Meeting. Only holders of UPC Common Stock of record on the books of UPC at the close of business on the UPC Record Date are entitled to notice of, and to vote at the UPC Special
Meeting. As of the UPC Record Date, there were        shares of UPC Common Stock
issued and outstanding and held by        holders of record of UPC Common Stock.

     Holders of UPC Common Stock are entitled to one vote on each matter considered and voted upon at the UPC Special Meeting for each share of UPC Common Stock held of record as of the UPC Record Date. To hold a vote on any proposal, a quorum must be assembled, which requires that a majority of the shares of UPC Common Stock issued and outstanding be present in person or represented by proxy. In determining whether a quorum exists at the UPC Special Meeting for purposes of all matters to be voted on, all votes "for" or "against," as well as all abstentions, with respect to the proposal receiving the most such votes, will be counted. The vote required for approval of the issuance of shares of UPC Common Stock pursuant to the Agreement is a majority of the shares of UPC Common Stock cast at the UPC Special Meeting. Consequently, with respect to the proposal to approve the issuance of shares of UPC Common Stock pursuant to the Agreement, abstentions and broker non-votes will not be counted as part of the number of votes to be used in determining if the proposal has received the requisite number of votes for approval. Thus, an abstention or a broker non-vote will have no effect on the vote with respect to the proposal.

     Shares of UPC Common Stock represented by properly executed proxies, if such proxies are received in time for exercise and not revoked, will be voted in accordance with the instructions indicated on the proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR APPROVAL OF THE ISSUANCE OF SHARES OF UPC COMMON STOCK PURSUANT TO THE AGREEMENT AND, IN THE DISCRETION OF THE PROXY HOLDER, AS TO ANY OTHER MATTER WHICH MAY COME PROPERLY BEFORE THE UPC SPECIAL MEETING. IF NECESSARY, THE PROXY HOLDER MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE UPC SPECIAL MEETING IN ORDER TO PERMIT FURTHER SOLICITATION OF PROXIES IN THE EVENT THERE SHOULD NOT BE SUFFICIENT VOTES TO APPROVE THE FOREGOING PROPOSALS AT THE TIME OF THE UPC SPECIAL MEETING. HOWEVER, NO PROXY HOLDER WILL VOTE ANY PROXIES VOTED "AGAINST" APPROVAL OF THE ISSUANCE OF SHARES OF UPC COMMON STOCK PURSUANT TO THE AGREEMENT "FOR" A PROPOSAL TO ADJOURN THE UPC SPECIAL MEETING FOR THAT PURPOSE.

     A UPC shareholder who has given a proxy may nevertheless revoke it at any time prior to its exercise at the UPC Special Meeting by (i) giving written notice of revocation to the Secretary of UPC, (ii) properly submitting to UPC a duly executed proxy bearing a later date, or (iii) attending the UPC Special Meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Union Planters Corporation, 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018; Attention: E. James House, Jr., Corporate Secretary.

     The directors and executive officers of UPC and their affiliates
beneficially owned, as of the UPC Record Date,        shares (or approximately
     % of the issued and outstanding shares) of UPC Common Stock. Each director and executive officer of UPC has indicated such person's intention to vote those UPC shares over which such person has voting authority (other than in a fiduciary capacity) in favor of the issuance of shares of UPC Common Stock pursuant to the Agreement. The directors and executive officers of Leader and their affiliates beneficially owned, as of the UPC Record Date, 18,286 shares
(or approximately      % of the issued and outstanding shares) of UPC Common
Stock. Each director and executive officer of Leader has indicated such person's intention to vote those UPC shares over which such person has voting authority (other than in a fiduciary capacity) in favor of the issuance of shares of UPC Common Stock pursuant to the Agreement.

     In addition, as of the UPC Record Date, various subsidiaries of UPC, as fiduciaries, custodians, or agents, had sole or shared voting power over
shares, or      %, of the issued and outstanding shares of UPC Common Stock, under trust agreements and other instruments and agreements, including shares held as trustee or agent of various UPC employee benefit and stock purchase
plans. Such subsidiaries also held        shares, or      %, of the issued and
outstanding shares of Leader Common Stock as of the Leader Record Date. It is the policy of these subsidiaries not to vote such shares in the absence of instructions from other appropriate parties having an interest in such stock, such as co-fiduciaries and participants in such plans, unless the subsidiary has sole voting authority with respect to such shares.

PROXY SOLICITATION

     Proxies may be solicited by the directors, officers and employees of UPC and Leader, respectively, by mail, in person, or by telephone or telegraph. Such persons will not be specially compensated for such services. In addition, Leader has engaged Morrow & Company, Inc. ("Morrow") to act as a proxy solicitor in connection with the Leader Special Meeting. Leader's agreement with Morrow provides that Leader will pay Morrow a fee of $4,500, plus a fee of $3.50 per actual direct solicitation made of record and beneficial holders of Leader Common Stock to cover all related expenses. Each of UPC and Leader will bear its own respective costs associated with soliciting proxies.

                           DESCRIPTION OF TRANSACTION

     The following information describes the material aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement and the Plan of Merger, which are attached as Appendices I and II, respectively, to this Joint Proxy Statement and incorporated herein by reference. All shareholders are urged to read the Appendices in their entirety.

GENERAL

     The Agreement provides for the acquisition of Leader by UPC through the merger of UPC Merger Subsidiary, a newly formed corporation organized under the laws of the State of Tennessee and a wholly owned subsidiary of UPC, with and into Leader, which would survive the Merger. At the Effective Time, each share of Leader Common Stock issued and outstanding immediately prior to the Effective Time of the Merger (excluding shares held by Leader, UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted) would be converted exclusively into, and exchanged for 1.525 shares of UPC Common Stock (subject to possible adjustment as described in "-- Possible Adjustment of Exchange Ratio" below).

     No fractional shares of UPC Common Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share interest remaining after aggregating all shares and fractional shares to which any Leader shareholder would be entitled upon consummation of the Merger, in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the market value of one share of UPC Common Stock at the Effective Time. The market value of one share of UPC Common Stock at the Effective Time shall be the closing price of the UPC Common Stock on the NYSE-Composite Transactions List (as reported in The Wall Street Journal or, if not reported therein, another authoritative source as selected by UPC) on the last trading day preceding the Effective Time.

     As of the Leader Record Date, Leader had        shares of Leader Common
Stock issued and outstanding and        additional shares of Leader Common Stock
had been reserved to satisfy Leader Rights. Taking into the account the Exchange Ratio of 1.525 shares of UPC Common Stock for each share of Leader Common Stock, it is anticipated that upon consummation of the Merger UPC would issue
approximately        shares of UPC Common Stock excluding shares subject to
assumed options or grants or other Leader Rights. UPC would then have issued and
outstanding approximately        shares of UPC Common Stock based on the number
of shares of UPC Common Stock issued and outstanding on the UPC Record Date and without taking into account any additional shares of UPC Common Stock subject to those Leader Rights assumed by UPC or issuable in connection with consummating the other acquisitions.

POSSIBLE ADJUSTMENT OF EXCHANGE RATIO

     Under certain circumstances, the Exchange Ratio could be adjusted pursuant to certain provisions of the Agreement; under no circumstances would the Exchange Ratio be less than 1.525 shares of UPC Common Stock for each share of Leader Common Stock. An adjustment to the Exchange Ratio could occur only if Leader's Board of Directors should elect by majority vote to terminate the Agreement pursuant to the provisions of the Agreement described below, and if UPC then elects to avoid termination of the Agreement by adjusting the Exchange Ratio.

     Leader is not obligated to consummate the Merger with UPC if both:

          (a) the "Average Closing Price," defined in the Agreement as the average of the daily last sale prices of UPC Common Stock on the NYSE (as reported in The Wall Street Journal or, if not reported therein, another authoritative source as selected by UPC) for the 20 consecutive full trading days on which such shares are traded on the NYSE ending at the close of trading on the date on which the consent to the Merger of the Federal Reserve or the OTS (whichever shall be the later to occur) shall become effective (the "Determination Date"), should be less than $26.39;

        and

          (b) (i) the quotient obtained by dividing the Average Closing Price by $29.50 (the "UPC Ratio") should be less than (ii) the quotient obtained by dividing the weighted average of the closing prices of the common stock (the "Index Price") of 16 bank holding companies designated in the Agreement (the "Index Group") on the Determination Date by the Index Price on March 14, 1996, less 0.15 (the "Index Ratio").

     In such case, Leader would have the right to terminate the Agreement during the ten-day period commencing two days after the Determination Date by giving UPC prompt notice of that decision. Leader may withdraw its termination notice at any time during that ten-day period. During the five-day period after receipt of such notice, UPC has the option to increase the consideration payable to Leader shareholders by increasing the Exchange Ratio to equal the lesser of (i) the quotient obtained by dividing (1) the product of $26.39 and the Exchange Ratio (as then in effect) by (2) the Average Closing Price, and (ii) the quotient obtained by dividing (1) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (2) the UPC Ratio. UPC IS UNDER NO OBLIGATION TO ADJUST THE EXCHANGE RATIO. If UPC should elect to adjust the Exchange Ratio, it must give Leader prompt notice of that election and of the adjusted Exchange Ratio, in which case Leader must proceed with the Merger.

     These conditions reflect the parties' agreement that Leader's shareholders will assume certain risks of decline in the value of UPC Common Stock to the extent that the Average Closing Price shall be less than $26.39. If the value of UPC Common Stock should decline so that the Average Closing Price shall be less than $26.39, but the Average Closing Price does not reflect a decline in the price of UPC Common Stock, as measured on March 14, 1996 ($29.50) (the "Starting Price"), of more than 15% in comparison to the stock prices of the group of comparable bank holding company stocks (the Index Group referenced above) as measured from the same date to the Determination Date, then Leader's shareholders would continue to assume the risk of decline in the value of UPC Common Stock. Leader has the right to terminate the Agreement only when both the Average Closing Price of UPC Common Stock is less than $26.39 and the decline from the value of the Starting Price to such Average Closing Price exceeds by more than 15% the decline in value for the group of comparable bank holding companies from March 14, 1996 to the Determination Date.

     If the Average Closing Price is less than $26.39 per share and the UPC Ratio is less than the Index Ratio, the Board of Directors of Leader has the right to elect to terminate the Agreement so as to require UPC to consider increasing the Exchange Ratio. UPC would then determine whether to proceed with the Merger at the higher adjusted Exchange Ratio. In making this determination, the principal factors UPC would consider include, without limitation, the projected effect of the Merger on UPC's pro forma earnings and book value per share and whether UPC's assessment of Leader's earning potential as part of UPC justifies the issuance of a greater number of UPC's shares. If UPC should decline to adjust the Exchange Ratio, Leader may elect to withdraw its election to terminate and to proceed without adjustment, provided it does so within 12 days of the Determination Date. In making such determination, the principal factors the Board of Directors of Leader would consider include, without limitation, whether the Merger remains in the best interest of Leader and its shareholders, despite a decline in the UPC Common Stock price, and whether the consideration to be received by the holders of Leader Common Stock remains fair from a financial point of view.

     If (i) Leader is entitled to and gives UPC notice of termination and UPC declines to adjust the Exchange Ratio and (ii) the Board of Directors of Leader should elect to proceed with the Merger without an adjustment to the Exchange Ratio, then UPC and Leader intend to review the circumstances prevailing at the time to determine whether to resolicit the Leader shareholders at such time.

     The operation of the adjustment mechanism can be illustrated by three scenarios. (For purposes of the numerical examples, the Exchange Ratio is 1.525 and the Index Price is, as of March 14, 1996, $100.)

          (a) The first scenario would apply if the Average Closing Price of the UPC Common Stock is not less than $26.39. Under this scenario, regardless of any comparison between the UPC Ratio and the Index Ratio, there would be no right on the part of Leader to terminate the Agreement due to a decline in value of the UPC Common Stock and therefore no potential adjustment to the Exchange Ratio, even though the value of the consideration to be received by Leader shareholders would have fallen from a pro forma $44.99 per share (as of March 14, 1996) to as little as $40.24 per share (as of the Determination Date), assuming that the value at the Determination Date equals the Average Closing Price.

          (b) The second scenario would apply if the Average Closing Price is less than $26.39, but the UPC Ratio is above the Index Ratio. Under this scenario, there again would be no right on the part of Leader to terminate the Agreement due to a decline in value of the UPC Common Stock and therefore no potential adjustment to the Exchange Ratio, even though the consideration received by Leader shareholders would have fallen from a pro forma $44.99 per share (as of March 14, 1996) to something less than $40.24 per share (as of the Determination Date), assuming that the value at the Determination Date equals the Average Closing Price.

          (c) The third scenario arises where both the Average Closing Price is below $26.39 and the UPC Ratio is below the Index Ratio (i.e., UPC's stock price has declined by more than 15% relative to the price of shares of the Index Group). Under this scenario, Leader would have the right to terminate the Agreement and UPC would have the right, but not the obligation, to remove such termination right by adjusting the Exchange Ratio. In this case, the potential adjustment in the Exchange Ratio is designed to ensure that the Leader shareholders would receive shares of UPC Common Stock having a value (based upon the Average Closing Price) that corresponds to not more than $40.24 or a 15% decline from the stock performance reflected by the Index Group.

          For example, if the Average Closing Price were $20.00, and the Index Price on the Determination Date were $95, the UPC Ratio would be 0.68 and would be below the Index Ratio (0.80, or 0.95 - 0.15). In such a case, Leader could terminate the Agreement unless UPC should elect within five days to increase the Exchange Ratio to equal 1.794, which represents the lesser of (a) 2.012 [the result of dividing $40.24 (the product of $26.39 and the 1.525 Exchange Ratio) by the Average Closing Price ($20.00), rounded to the nearest thousandth] and (b) 1.794 [the result of dividing the Index Ratio (0.80) times 1.525 by the UPC Ratio (0.68), rounded to the nearest thousandth]. Based upon the assumed $20.00 Average Closing Price, the new Exchange Ratio would represent a value to the Leader shareholders of $35.88 per share.

          If the Average Closing Price were $20.00, and the ending Index Price were $105, the UPC Ratio would be 0.68 and would be below the Index Ratio (0.90, or 1.05 - 0.15). In such a case, Leader would have the right to terminate the Agreement unless UPC elected within five days to increase the Exchange Ratio to equal 2.012, which represents the lesser of (a) 2.012 [the result of dividing $40.24 (the product of $26.39 and the 1.525 Exchange Ratio) by the Average Closing Price ($20.00), rounded to the nearest thousandth] and (b) 2.018 [the result of dividing the Index Ratio (0.90) times 1.525 by the UPC Ratio (0.68), rounded to the nearest thousandth]. Based upon the assumed $20.00 Average Closing Price, the new Exchange Ratio would represent a value to the Leader shareholders of $40.24 per share.

     Leader shareholders should be aware that the actual market value of a share of UPC Common Stock at the Effective Time and at the time certificates for those shares are delivered following surrender and exchange of certificates for shares of Leader Common Stock may be more or less than the Average Closing Price. Leader shareholders are urged to obtain information on the trading value of UPC Common Stock that is more recent than that provided in this Joint Proxy Statement. See "COMPARATIVE MARKET PRICES AND DIVIDENDS."

EFFECT OF THE MERGER ON STOCK RIGHTS

     The Agreement contemplates that at the Effective Time, all Leader Rights granted by Leader under the Leader Stock Plans, as that term is defined in the Agreement, which are outstanding at the Effective Time, whether or not exercisable, will be converted into, and become rights with respect to UPC Common Stock and UPC will assume each Leader Right, in accordance with the terms of the Leader Stock Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) UPC and its Salary and Benefits Committee would be substituted for Leader and the Committee of Leader's Board of Directors (including, if applicable, the entire Board of Directors of Leader) administering such Leader Stock Plan; (ii) each Leader Right assumed by UPC would be exercisable solely for shares of UPC Common Stock (or for cash in the case of stock appreciation rights); (iii) the number of shares of UPC Common Stock subject to such Leader Right would be equal to the number of shares of Leader Common Stock subject to such Leader Right immediately prior to the Effective Time multiplied by the Exchange Ratio; and (iv) the per share exercise price (or similar threshold price, in the case of stock awards) under each such Leader Right would be adjusted by dividing the per share exercise (or threshold) price under each such Leader Right by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the provisions of clause
(iii) of the preceding sentence, UPC will not be obligated to issue any fraction of a share of UPC Common Stock upon exercise of Leader Rights and any fraction of a share of UPC Common Stock that otherwise would be subject to a converted Leader Right will represent the right to receive a cash payment equal to the product of such fraction and the difference between the market value of one share of UPC Common Stock and the per share exercise price of such Leader Right. The market value of one share of UPC Common Stock will be the closing price of the UPC Common Stock on the NYSE-Composite Transactions List (as reported in The Wall Street Journal or, if not reported therein, any other authoritative source selected by UPC) on the last trading day preceding the Effective Time. In addition, notwithstanding any other term in the Agreement, each Leader Right which is an "incentive stock option" will be adjusted as required by Section 424 of the Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension, or renewal of the option, within the meaning of Section 424(h) of the Code.

     All contractual restrictions or limitations on transfer with respect to Leader Common Stock awarded under the Leader Stock Plans or any other plan, program, or arrangement of any Leader company, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, would remain in full force and effect with respect to shares of UPC Common Stock into which such restricted stock or right is converted pursuant to the Agreement.

BACKGROUND OF AND REASONS FOR THE MERGER

     Background of the Merger. Prior to Leader's initial public offering in September 1993, representatives of Leader had discussions with various parties, including UPC, regarding Leader's interest in exploring a merger conversion pursuant to which Leader would convert from mutual to stock form and simultaneously be acquired. All such discussions were preliminary in nature and Leader subsequently decided to pursue a stand-alone conversion accompanied by the formation of a holding company which was consummated in September 1993.

     From time to time since late 1994, representatives of Leader have been approached on an informal basis by various regional financial institution holding companies regarding a possible business combination. Additionally, in early 1995, Leader, through a third party, had discussions with a regional bank holding company regarding its interest in a possible affiliation. All such discussions were preliminary and no price terms were ever discussed.

     On January 15, 1996, at a regularly scheduled meeting of the Leader Board of Directors, the Board of Directors reviewed Leader's results of operations for the fiscal year ended December 31, 1995 as part of its ongoing analysis of Leader's business plan. This analysis recognized that Leader had experienced continued growth in net income and assets in fiscal year 1995 as compared to the prior fiscal year 1994. The Board of Directors also reviewed three year financial projections under three scenarios which had been prepared as the basis for Leader's 1996-1998 business plan. The Board noted that the projections indicated that if Leader were able to continue to successfully pursue its strategy of acquiring delinquent FHA/VA mortgage loans and interest rates did not increase significantly, Leader was projected to outperform most of its bank and thrift competitors in terms of return on equity and earnings per share growth. However, if Leader were to experience increased competition in its acquisition of delinquent FHA/VA loans or if interest rates were to increase above projected levels, earnings were projected to flatten. The Board further noted that Leader was already experiencing some liquidity pressures as a result of its purchases of FHA/VA delinquent loans and management did not anticipate being able to significantly increase retail deposits as a source of funding. While noting that there were no immediate threats to its FHA/VA strategy or to Leader's ability to continue to produce sufficient returns to its shareholders by pursuing a strategy of independence, the Board of Directors acknowledged the risks inherent in Leader's increased reliance on wholesale funding and further acknowledged the benefits of developing a more diverse revenue stream. Various strategic alternatives to enhance shareholder value were discussed, including the possibility of a business combination provided that such a transaction would provide a substantial capital base for future growth and complement the business operations of Leader by solving liquidity issues and by providing a more balanced revenue stream. At this meeting the Board of Directors authorized management to explore strategic alternatives for enhancing shareholder value, including a possible business combination.

     Following the Leader Board of Directors meeting, Leader management met and analyzed various business combination candidates and determined that UPC was an attractive merger candidate based upon the perceived synergy created by an inmarket merger with an institution that had a complementary balance sheet to that of Leader and more readily available sources of liquidity.

     Soon thereafter, Mr. Edgar H. Bailey, Chairman and Chief Executive Officer of Leader, and Mr. Benjamin W. Rawlins, Jr., Chairman and Chief Executive Officer of UPC, had a telephone conversation regarding a possible business combination. An initial meeting with UPC was held on January 17, 1996 at which time the parties discussed preliminarily various issues related to a possible merger of Leader and UPC, including the structure of such a merger and various social issues. At that meeting, the parties also discussed a possible price range for such a transaction. Mr. Rawlins indicated that a price range of $40-44 was appropriate while Mr. Bailey stated that a price in excess of $45 was more equitable. Subsequent to that meeting, Mr. Bailey informed Mr. Rawlins in a telephone conversation that, after further analysis, a price range of $47-50 per share was more appropriate. The parties agreed to undertake further discussions.

     On January 24, 1996, Mr. Bailey and Ronald W. Stimpson, President of Leader, met with Mr. Rawlins and Jackson W. Moore, President of UPC, to further discuss a possible business combination. At that meeting, a preliminary agreement was reached regarding the number of members of the Board of Directors of Leader that would be added to the Board of Directors of UPC. The parties discussed a price range of between $47-50 although a specific price was not reached. Various other issues also remained unresolved. The parties agreed to continue their discussions.

     On January 31, 1996, a meeting of the members of the Mergers and Acquisitions Committee of the Leader Board of Directors was held. The members of the Executive Committee had been appointed on September 19, 1994 to serve as the Board's Mergers and Acquisitions Committee. The purpose of the meeting was to update the Committee on the status of management's ongoing discussions with UPC. The Committee instructed management to continue their discussions with UPC in order to obtain sufficient information to enable the Committee to determine whether a possible business combination with UPC was in the shareholders' best interests and to determine whether to recommend to the full Board of Directors that Leader enter into more formal negotiations with UPC.

     Further discussions between representatives of UPC and Leader were held in early February 1996. The members of the Mergers and Acquisitions Committee met again on February 6, 1996 at which time the Committee received an update from management on the status of these discussions.

     On February 19, 1996, the Mergers and Acquisitions Committee met again. At this meeting management informed the Committee that negotiations with UPC were proceeding and it appeared that UPC would be willing to pay a significant premium to Leader's shareholders. Management advised the Committee that it was necessary to retain a financial advisor and legal counsel to assist in the structuring and negotiating of a potential business combination. The Committee authorized management to retain a financial advisor and legal counsel at that meeting. Legal counsel was engaged and, in late February, Sandler O'Neill was retained to act as Leader's financial advisor. Subsequent to this meeting, two members of the Mergers and Acquisitions Committee, Thomas R. Dyer and Spence L. Wilson, resigned from the committee. Mr. Dyer's law firm served as counsel to UPC and Mr. Wilson was related to a senior officer of UPC. These directors believed that these relationships created the appearance of a conflict of interest. An additional outside director was appointed to replace these individuals on the Mergers and Acquisition Committee.

     On February 26, 1996, members of management of Leader met with representatives of Sandler O'Neill, Leader's special counsel and other parties, to discuss various issues related to a possible business combination with UPC, including the process of negotiating a definitive agreement, due diligence, impact of the proposed transaction on employees of Leader and various related issues. Although Leader had previously reviewed publicly available financial information regarding UPC, Leader still needed to conduct on-site due diligence of UPC.

     Both Leader and UPC conducted on-site due diligence examinations of each other during the period of March 1-3. On March 1, 1996, the Mergers and Acquisition Committee met again. Also present at this meeting were representatives from Leader's special counsel and Sandler O'Neill. The Committee was updated on the status of negotiations and Leader's legal counsel advised the members of the Board's fiduciary duties with respect to a possible business combination. The process of negotiating a definitive agreement was also described. The representatives from Sandler O'Neill made a detailed presentation to the Committee which consisted of an analysis of Leader and its strengths and weaknesses as compared to its peers and an update on the environment for financial institution mergers. Sandler O'Neill noted that Leader's earnings outlook was healthy and it was, in most instances, performing at or above highly valued institutions. However, Sandler O'Neill stated that it may be difficult to sustain Leader's current growth rate due to retail funding constraints.

Sandler O'Neill also provided a pro forma analysis of a merger between Leader and UPC. The Committee then discussed the operating synergies which could be realized in such a business combination, as well as the increased dividend yield to Leader's shareholders. The Sandler O'Neill representatives also analyzed UPC's operating performance over the past five years as well as its financial condition, in particular, UPC's lower-than-average loan-to-deposit ratio and high liquidity levels which would complement Leader's need for additional funding to support its FHA/VA delinquent loan acquisition strategy. Sandler O'Neill also reviewed other possible merger candidates, noting that, while some other institutions may have the capacity to pay a greater price for Leader, those institutions have not in the past demonstrated a willingness to pay above-market multiples. The Committee discussed the prospects of a business combination with those other potential acquirors, including the relative value of the stock of each company, the ability of each to consummate a business combination with Leader and the pro forma effect of such a transaction on such companies. Sandler O'Neill advised that, due to the complementary nature of Leader's and UPC's balance sheets, a merger with UPC could produce significantly increased value for shareholders of the combined entity. The Committee instructed management to proceed to resolve all issues remaining with UPC.

     Extensive negotiations occurred over the next several days regarding the terms of the definitive agreement including the resolution of the final price, the management of the combined entity and various employee benefit plan and related social issues.

     On March 7, 1996, the full Board of Directors held a special meeting which was also attended by legal counsel and representatives of Sandler O'Neill and other parties. Leader reviewed a report on the results of its due diligence investigation of UPC. The terms of the definitive agreement were discussed in detail. Legal counsel further reviewed with the Board of Directors its fiduciary obligations. Sandler O'Neill provided detailed information concerning the financial terms of the Merger and reviewed other possible merger candidates. Sandler O'Neill advised the Board of Directors that the proposed Exchange Ratio was fair to holders of the Leader Common Stock from a financial point of view. The Board agreed to adjourn its meeting and reconvene the following day so as to allow sufficient time to review the materials distributed to them. On March 8, 1996, the Board of Directors reconvened its meeting. After discussion and questions and answers, the Board of Directors approved the Agreement and the Supplemental Letter, to be attached thereto, and authorized management to execute the Agreement and the Supplemental Letter on behalf of Leader. Directors Dyer and Wilson abstained from voting because their relationships (the former's law firm served as counsel to UPC and the latter was related to a senior officer of UPC) created the appearance of a conflict of interest. The Agreement and the Supplemental Letter were executed on March 8, 1996. The Board of Directors also authorized management to execute and deliver the Option Agreement on the following day. The Option Agreement was executed as of March 9, 1996.

     Leader's Reasons for the Merger. The Leader Board of Directors has determined that the Agreement, the Plan of Merger and the Merger are in the best interests of Leader and its shareholders. In evaluating the Agreement, the Plan of Merger and the Merger, the Leader Board of Directors considered a variety of factors including:

          (a) the value being offered the shareholders of Leader by UPC in relation to the market value, book value and earnings per share of the Leader Common Stock;

          (b) information concerning the financial condition, results of operations and prospects of UPC and Leader, including the long term equity growth potential of Leader as compared to, and in connection with UPC and, in particular, UPC's dividend yield, earnings per share and stock price history;

          (c) the competitive environment for financial institutions generally and the increased market share penetration resulting from the Merger;

          (d) the compatibility of the respective business management philosophies of Leader and UPC;

          (e) the perceived synergy created by an in-market merger with an institution that had a complementary balance sheet to that of Leader;

          (f) the ability of UPC and its subsidiary banks to provide comprehensive financial services in relevant markets;

          (g) the financial terms of other recent business combinations in the local financial services industry;

          (h) the fact that the consideration to be received in the Merger by the shareholders of Leader reflects a premium for the Leader Common Stock over the values at which it has traded in the market during the last year; and

          (i) the opinion of Sandler O'Neill that the Exchange Ratio to be received by the shareholders of Leader in the Merger is fair to such shareholders from a financial point of view.

     The foregoing discussion includes all of the material factors considered by the Leader Board of Directors in determining to recommend that Leader shareholders approve the Agreement and the Plan of Merger. The Leader Board of Directors did not quantify or otherwise attempt to assign relative weights to the factors considered in reaching its determination that the Agreement, the Plan of Merger and the Merger are in the best interests of Leader shareholders.

     Leader's Board of Directors recommends that Leader shareholders vote FOR approval of the Agreement and the Plan of Merger.

     UPC's Reasons for the Merger. In approving the Agreement and the Merger, the UPC Board considered a number of factors concerning the benefits of the Merger. The UPC Board of Directors considered the following material factors:

          (a) the information presented to the directors by the management of UPC concerning the business, operations, earnings, asset quality, and financial condition of Leader, including the composition of the earning assets portfolio of Leader;

          (b) the financial terms of the Merger, including the relationship of the value of the consideration issuable in the Merger to the market value, tangible book value, and earnings per share of Leader Common Stock;

          (c) the nonfinancial terms of the Merger, including the treatment of the Merger as a tax-free exchange of Leader Common Stock for UPC Common Stock for federal income tax purposes;

          (d) the likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay;

          (e) the opportunity for reducing the noninterest expense of the operations of Leader and the ability of the operations of Leader after the Effective Time to contribute to the earnings of UPC;

          (f) the attractiveness of the Leader franchise, the market position of Leader in each of the markets in which it operates, and the compatibility of the franchise of Leader with the operations of UPC in the State of Tennessee;

          (g) the compatibility of the community bank orientation of the operations of Leader to that of UPC;

          (h) the report of Stifel Nicolaus reviewing a comparison of Leader to selected peer banks and of premiums paid in other merger transactions; and

          (i) the opinion rendered by Stifel Nicolaus as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of UPC Common Stock.

     The foregoing discussion includes all of the material factors considered by the UPC Board of Directors in determining to recommend that shareholders approve the issuance of shares of UPC Common Stock pursuant to the Agreement and the Plan of Merger. The UPC Board of Directors did not quantify or otherwise attempt to assign relative or specific weights to the factors considered in reaching its determination that the Agreement, the Plan of Merger and the Merger are in the best interests of shareholders.

     UPC's Board of Directors recommends that UPC shareholders vote FOR approval of the issuance of shares of UPC Common Stock pursuant to the Agreement.

OPINION OF LEADER'S FINANCIAL ADVISOR

     Pursuant to a letter agreement dated as of February 26, 1996 (the "Sandler O'Neill Agreement"), Leader retained Sandler O'Neill as an independent financial advisor in connection with strategic planning and merger and acquisition transactions. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is banks and savings institutions and, in that connection, is regularly engaged in the valuation of such businesses and their securities in connection with mergers and acquisitions and other corporate transactions.

     Pursuant to the terms of the Sandler O'Neill Agreement, Sandler O'Neill acted as financial advisor to Leader in connection with the Merger. In connection therewith, at the March 8, 1996 meeting at which Leader's Board approved and adopted the Merger Agreement, Sandler O'Neill delivered a written opinion (the "Fairness Opinion") to Leader's Board that, as of March 8, 1996, the Exchange Ratio to be received by the holders of shares of Leader Common Stock pursuant to the Agreement was fair, from a financial point of view, to such shareholders. Such Fairness Opinion was updated as of the date of this Joint Proxy Statement. THE FULL TEXT OF SANDLER O'NEILL'S OPINION AS OF THE DATE HEREOF, WHICH SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX III TO THIS JOINT PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF SANDLER O'NEILL'S OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX III. THE FAIRNESS OPINION DATED AS OF MARCH 8, 1996 WAS SUBSTANTIALLY IDENTICAL TO THE OPINION ATTACHED HERETO. HOLDERS OF LEADER COMMON STOCK ARE URGED TO READ THE ATTACHED FAIRNESS OPINION IN ITS ENTIRETY IN CONNECTION WITH THEIR CONSIDERATION OF THE PROPOSED MERGER. SANDLER O'NEILL'S FAIRNESS OPINION SHOULD NOT BE CONSTRUED BY THE HOLDERS OF SHARES OF LEADER COMMON STOCK AS A RECOMMENDATION AS TO HOW THEY SHOULD VOTE AT THE SPECIAL MEETING OR AS TO ANY OTHER MATTER.

     In connection with rendering the Fairness Opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of such analyses, but does not purport to be a complete description of Sandler O'Neill's analyses. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of such analyses and the facts considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying the fairness opinion. In performing its analyses, Sandler O'Neill made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Leader, UPC and Sandler O'Neill. Any estimates contained in Sandler O'Neill's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Because such estimates are inherently subject to uncertainty, neither Leader nor Sandler O'Neill assumes responsibility for their accuracy.

     The following is a summary of the financial analyses performed by Sandler O'Neill in connection with its Fairness Opinion dated March 8, 1996.

     Stock Trading History. Sandler O'Neill examined the history of the trading prices and the volume of the Leader Common Stock and UPC Common Stock, and the relationship between the movements in the prices of Leader Common Stock and UPC Common Stock, respectively, to movements in certain stock indices, including the Standard & Poor's 500 Index, the NASDAQ Banking Index and a composite group of publicly traded savings institutions (in the case of Leader) and publicly traded commercial banks (in the case of UPC) in geographic proximity and of similar asset size.

     Analysis of Selected Publicly Traded Companies. In preparing its presentation, Sandler O'Neill used publicly available information to compare selected financial and market trading information, including book value, tangible book value, earnings, asset quality ratios, loan-loss-reserve levels, profitability and capital adequacy, for Leader and certain other institutions. The seven publicly-traded regional savings institutions (the "Southeastern Group") to which Sandler O'Neill compared Leader were: BankAtlantic Bancorp, Inc., First Financial Holdings, Inc., American Federal Bank, Magna Bancorp, Inc., Home Financial Corp., First Palm Beach Bancorp, Inc., and Life Bancorp, Inc. Sandler O'Neill also compared Leader to a group of 14 publicly-traded savings institutions which were considered to be highly-valued (the "Highly-Valued Group") by investors because their price to tangible book value was greater than 125%. The Highly-Valued Group was comprised of: Washington Federal, Inc., Peoples Heritage Financial Group, Westcorp, MAF Bancorp, Inc., BankAtlantic Bancorp, Inc., Anchor BanCorp Wisconsin, North Side Savings Bank, First Indiana Corporation, American Federal Bank, InterWest Bancorp, Inc., Eagle Financial Corp., Magna Bancorp, Inc., WSFS Financial Corporation, and D&N Financial Corp. The analysis compared publicly available year-end financial information as of and for the years ended December 31, 1991 through December 31, 1995. The following comparisons are based upon the December 31, 1995 financial information. The data described below with respect to the Southeastern Group and the Highly-Valued Group consists of the median data for such groups.

     The total assets of Leader were approximately $3.1 billion, compared to approximately $1.3 billion for the Southeastern Group and approximately $1.5 billion for the Highly-Valued Group. The annual growth rate of assets for Leader was positive 27.27%, compared to a positive growth rate of approximately 12% for the Southeastern Group and approximately 15% for the Highly-Valued Group. The total equity of Leader was approximately $247 million, compared to approximately $120 million for the Southeastern Group and approximately $120 million for the Highly-Valued Group. The tangible equity to total assets ratio was 7.93% for Leader, compared to approximately 8.1% for the Southeastern Group and approximately 7.5% for the Highly-Valued Group. The net loans to assets ratio for Leader was approximately 63%, compared to approximately 62% for the Southeastern Group and approximately 64% for the Highly-Valued Group. The cash and securities to total assets ratio was approximately 29% for Leader, compared to approximately 33% for the Southeastern Group and approximately 31% for the Highly-Valued Group. Total deposits were approximately $1.6 billion for Leader, compared to approximately $950 million for the Southeastern Group and approximately $1.2 billion for the Highly-Valued Group. Leader had a gross loans to total deposits ratio of approximately 126%, compared to approximately 86% for the Southeastern Group and approximately 98% for the Highly-Valued Group. The total borrowings to total asset ratio for Leader was approximately 37%, compared to approximately 16% for the Southeastern Group and approximately 18% for the Highly-Valued Group. The ratio of nonperforming loans to total assets for Leader was 0.34%, compared to approximately 0.60% for the Southeastern Group and approximately 0.65% for the Highly-Valued Group. The ratio of nonperforming assets to total assets for Leader was 0.38%, compared to approximately 0.70% for the Southeastern Group and approximately 1.20% for the Highly-Valued Group. The ratio of loan loss reserves to nonperforming loans for Leader was 219.11%, compared to approximately 120% for the Southeastern Group and approximately 125% for the Highly-Valued Group. The net interest margin of Leader was 3.48%, compared to approximately 3.6% for the Southeastern Group and 3.5% for the Highly-Valued Group. The ratio of noninterest income to average assets for Leader was 0.85%, compared to approximately 0.75% for the Southeastern Group and approximately 0.70% for the Highly-Valued Group. The ratio of noninterest expense to average assets was 1.73% for Leader, compared to approximately 2.30% for the Southeastern Group and approximately 2.60% for the Highly-Valued Group. The efficiency ratio of Leader was 42.98%, compared to approximately 60% for the Southeastern Group and approximately 60% of the Highly-Valued Group. The overhead ratio of Leader was 27.84%, compared to approximately 46% for the Southeastern Group and approximately 51% for the Highly-Valued Group. The return on average assets for Leader was 1.34%, compared to approximately 1.18% for the Southeastern Group and approximately 1.05% for the Highly-Valued Group. The return on average equity for Leader was 16.59%, compared to approximately 13% for the Southeastern Group and approximately 14% for the Highly-Valued Group. The price to tangible book value for Leader was 158.6%, compared to approximately 130% for the Southeastern Group and approximately 145% for the Highly-Valued Group. The price to earnings per share multiple for Leader was 10.00x, which was approximately the same as the ratio for the Southeastern Group and the Highly-Valued Group. Historical results of Leader were significantly affected by its strategy of purchasing FHA/VA delinquent loans. This strategy greatly increased the loan to deposit ratio of Leader and, as the loans were funded using wholesale sources, its borrowings to asset ratio. The profitability of this strategy is reflected in Leader's noninterest income to average assets ratio, its efficiency ratio, its overhead ratio, its return on average assets, its return on average equity, its price to tangible book value, and its price to earnings per share multiple.

     Sandler O'Neill also used publicly available information to perform a similar comparison of selected financial and market trading information for UPC and certain other institutions. The 17 publicly-traded commercial banks (the "Southeastern Bank Group") to which Sandler O'Neill compared UPC were:
SouthTrust Corporation, Southern National Corporation, Crestar Financial Corporation, AmSouth Financial Bancorporation, Regions Financial Corp., First Tennessee National Corp., Signet Banking Corporation, Central Fidelity Banks, Inc., Compass Bancshares, Inc., First American Corporation, First Virginia Banks, Inc., Synovus Financial Corp., First Citizens BancShares, Inc., Deposit Guaranty Corp., First Commercial Corporation, Centura Banks, Inc., and CCB Financial Corporation. Sandler O'Neill also compared UPC to a group of 20 publicly-traded commercial banks which were considered to be highly-valued (the "Highly-Valued Bank Group") by investors because their price to tangible book value was greater than 150%. The Highly-Valued Bank Group was comprised of:
SouthTrust Corporation, Huntington Bancshares, Inc., Northern Trust Corporation, Firstar Corporation, Fifth Third Bancorp, Mercantile Bancorporation, Inc., Regions Financial Corp., Marshall & Ilsley Corporation, Old Kent Financial Corporation, First Empire State Corporation, Signet Banking Corporation, First American Corporation, Star Banc Corporation, Synovus Financial Corp., Provident Bancorp, Inc., Zions Bancorporation, Wilmington Trust Corporation, First Commercial Corporation, Centura Banks, Inc., and CCB Financial Corporation. The analysis compared publicly available year-end financial information as of and for the years ended December 31, 1991 through December 31, 1995. The following comparisons are based upon the December 31, 1995 financial information. The data described below with respect to the Southeastern Bank Group and the Highly-Valued Bank Group consists of the median data for such groups.

     The total assets of UPC were approximately $11.3 billion, compared to $10.5 billion for the Southeastern Bank Group and $11.2 billion for the Highly-Valued Bank Group. The annual growth rate of assets for UPC was positive 1.66%, compared to a positive growth rate of approximately 10% for the Southeastern Bank Group and approximately 10% for the Highly-Valued Bank Group. The total equity of UPC was approximately $966 million, compared to approximately $850 million for the Southeastern Bank Group and approximately $890 million for the Highly-Valued Bank Group. The tangible equity to total assets ratio was 8.05% for UPC, compared to approximately 7.5% for the Southeastern Bank Group and approximately 7.5% for the Highly-Valued Bank Group. The net loans to total assets ratio for UPC was approximately 62%, compared to approximately 63% for the Southeastern Bank Group and approximately 65% for the Highly-Valued Bank Group. The cash and securities to total assets ratio was approximately 33% for UPC, compared to approximately 32% for the Southeastern Bank Group and approximately 33% for the Highly-Valued Bank Group. Total deposits were approximately $9.4 billion for UPC, compared to approximately $7.6 billion for the Southeastern Bank Group and approximately $9.4 billion for the Highly-Valued Bank Group. UPC had a gross loans to total deposits ratio of approximately 75%, compared to approximately 82% for the Southeastern Bank Group and approximately 87% for the Highly-Valued Bank Group. The total borrowings to total assets ratio for UPC was approximately 6%, compared to approximately 13% for the Southeastern Bank Group and approximately 14% for the Highly-Valued Bank Group. The total nonperforming loans to total assets ratio for UPC was 0.30%, compared to approximately 0.30% for the Southeastern Bank Group and approximately 0.37% for the Highly-Valued Bank Group. The nonperforming assets to total assets ratio for UPC was 0.37%, compared to approximately 0.36% for the Southeastern Bank Group and approximately 0.41% for the Highly-Valued Bank Group. The ratio of loan loss reserves to nonperforming loans for UPC was 391%, compared to approximately 325% for the Southeastern Bank Group and approximately 350% for the Highly-Valued Bank Group. The ratio of loan loss reserves to nonperforming assets for UPC was 329%, compared to approximately 250% for the Southeastern Bank Group and approximately 360% for the Highly-Valued Bank Group. The net interest margin of UPC was 4.59%, compared to approximately 4.30% for the Southeastern Bank Group and approximately 4.45% for the Highly-Valued Bank Group. The ratio of noninterest income to average assets for UPC was 1.43%, compared to approximately 1.28% for the Southeastern Bank Group and approximately 1.55% for the Highly-Valued Bank Group. The ratio of noninterest expense to average assets was 3.38% for UPC, compared to approximately 3.40% for the Southeastern Bank Group and approximately 3.30% for the Highly-Valued Bank Group. The efficiency ratio of UPC was 57.85%, compared to approximately 61% for the

Southeastern Bank Group and approximately 58% for the Highly-Valued Bank Group. The overhead ratio of UPC was 43.60%, compared to approximately 45% of the Southeastern Bank Group and approximately 43% for the Highly-Valued Bank Group. The return on average assets for UPC was 1.24%, compared to approximately 1.20% for the Southeastern Bank Group and approximately 1.25% for the Highly-Valued Bank Group. The return on average total equity for UPC was 15.05%, compared to approximately 15% for the Southeastern Bank Group and approximately 16% for the Highly-Valued Bank Group. The price to tangible book value for UPC was 171.31%, compared to approximately 190% for the Southeastern Bank Group and approximately 210% for the Highly-Valued Bank Group. The price to earnings per share multiple for UPC was 11.39x, compared to approximately 12.5x for the Southeastern Bank Group and approximately 13.0x for the Highly-Valued Bank Group.

     Analysis of Selected Merger Transactions. Sandler O'Neill reviewed 59 transactions announced from January 1, 1995 to January 26, 1996 involving public savings institutions nationwide as targets with transaction values over $15 million ("All Transactions"), 21 transactions announced from January 1, 1995 to January 26, 1996 involving public savings institutions nationwide as targets with transaction values over $100 million ("All Large Transactions"), 18 transactions announced from January 1, 1995 to January 26, 1996 involving public savings institutions in Alabama, Arkansas, Georgia, Kentucky, Missouri, Mississippi, North Carolina, Tennessee, and Virginia as targets with transaction values over $15 million ("Regional Transactions"), and 27 transactions announced from January 1, 1994 to January 26, 1996 involving public savings institutions nationwide as targets with a return on average equity of 14% or greater ("High ROAE Transactions"). Sandler O'Neill reviewed the ratios of price to earnings, price to book value, price to tangible book value, price to deposits, price to assets, and deposit premium paid in each such transaction and computed high, low, mean, and median ratios and premiums for the respective groups of transactions. Based on the median multiples for All Transactions, Sandler O'Neill derived an imputed range of values per share of Leader Common Stock of $31.02 to $60.02. Based upon the median multiples for All Large Transactions, Sandler O'Neill derived an imputed range of values per share of Leader Common Stock of $29.48 to $55.89. Based upon the median range of multiples for Regional Transactions, Sandler O'Neill derived an imputed range of values per share of Leader Common Stock of $34.80 to $59.27. Based upon the median multiples for High ROAE Transactions, Sandler O'Neill derived an imputed range of values per share of Leader Common Stock of $25.00 to $46.94.

     Discounted Dividend Stream and Terminal Value Analysis. Sandler O'Neill also performed an analysis which estimated the future stream of after-tax dividend flows of Leader through the year 2000 under various circumstances, assuming Leader performed in accordance with the earnings forecasts of its management and certain variations thereof (including variation with respect to the growth of assets, net interest spread, noninterest income, noninterest expense and dividend payout ratio). To approximate the terminal value of Leader Common Stock at the end of the five year period, Sandler O'Neill applied price to earnings multiples ranging from 8x to 17x and applied multiples of book value ranging from 140.0% to 230.0%. The dividend income streams and terminal values were then discounted to present values using different discount rates (ranging from 9.0% to 14.0%) chosen to reflect different assumptions regarding required rates of return of holders of prospective buyers of Leader Common Stock. This analysis, assuming the current dividend payout ratio, indicated an imputed range of values per share of Leader Common Stock of between $37.55 and $60.36 when applying the price to earnings multiples, and an imputed range of values per share of Leader Common Stock of between $45.72 and $58.23 when applying multiples of book value. In connection with its analysis, Sandler O'Neill extensively used sensitivity analyses to illustrate the effects changes in the underlying assumptions would have on the resulting present value and discussed these changes with Leader's Board of Directors.

     In addition, Sandler O'Neill performed an analysis which estimated the future stream of after-tax dividend flows of UPC on a pro-forma basis, assuming consummation of the Merger (the "Combined Company") through the year 2001 under various circumstances, assuming (i) the operations of the Combined Company attributable to Leader performed in accordance with the earnings forecasts of Leader's management and certain variations thereof, as described in the previous paragraph; (ii) the operations of the Combined Company attributable to UPC performed in accordance with certain publicity available earnings forecasts prepared by financial analysts and certain variations thereof (including variation with respect to the growth rate of assets, net interest spread, noninterest income, noninterest expense and dividend payout ratio); and (iii) the Combined Company realized cost savings equal to 34.5% of Leader's projected noninterest expenses (other than the expense of deposit insurance). To approximate the terminal value of the Combined Company's Common Stock at the end of the five year period, Sandler O'Neill applied price earnings multiples ranging from 8x to 17x and applied multiples of book value ranging from 140.0% to 230.0%. The dividend income streams and terminal values were then discounted to present values using different discount rates (ranging from 9.0% to 14.0%) chosen to reflect different assumptions regarding required rates of return of holders of prospective buyers of the Combined Company's Common Stock. This analysis, assuming the current dividend payout ratio, indicated an imputed range of values of the shares of UPC Common Stock to be received in the Merger for each share of Leader Common Stock of between $48.72 and $76.02 when applying the price to earnings multiples, and an imputed range of values of the shares of UPC Common Stock of between $56.55 and $70.67 when applying multiples of book value. In connection with its analysis, Sandler O'Neill extensively used sensitivity analyses to illustrate the effects changes in the underlying assumptions would have on the resulting present value, and discussed these changes with Leader's Board of Directors.

     In connection with rendering the fairness opinion, Sandler O'Neill also reviewed, among other things: (i) the Agreement and exhibits thereto; (ii) the Option Agreement; (iii) this Joint Proxy Statement; (iv) UPC's audited consolidated financial statements and management's discussion and analysis of the financial condition and results of operations contained in its annual report to shareholders for the year ended December 31, 1995; (v) Leader's audited consolidated financial statements and management's discussion and analysis of the financial condition and results of operations contained in its annual report to shareholders for the year ended December 31, 1995; (vi) certain financial analyses and forecasts of Leader prepared by and reviewed with management of Leader and the views of senior management of Leader regarding Leader's past and current business operations, results thereof, financial condition and future prospects, including: (a) Leader's high level of borrowings/assets and potential future limitations on growth and (b) Leader's dependence on FHA/VA delinquent loan purchases and the potential adverse impact of changes in such program on the future operations and profitability of Leader; (vii) certain financial analyses and forecasts of UPC prepared by and reviewed with management of UPC and the views of senior management of UPC regarding UPC's past and current business operations, results thereof, financial condition and future prospects;
(viii) the pro forma impact of the Merger on UPC; (ix) the historical reported price and trading activity for UPC Common Stock and Leader Common Stock, including a comparison of certain financial information for certain other companies the securities of which are publicly traded; (x) the financial terms of recent business combinations in the savings institution and banking industries; (xi) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O'Neill considered relevant. Sandler O'Neill was not asked to, and did not, solicit indications of interest from other third parties.

     In performing its review, Sandler O'Neill assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information reviewed by and discussed with it, and Sandler O'Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the collectibility of any such assets (relying, where relevant, on the analyses and estimates of UPC and Leader). With respect to the financial projections reviewed with each company's management, Sandler O'Neill assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of UPC and Leader and that such performances will be achieved. Sandler O'Neill also assumed that there has been no material change in UPC's or Leader's assets, financial condition, results of operations, business or prospects since the date of the last financial statements noted above. Sandler O'Neill assumed that the Merger will qualify for pooling of interests accounting treatment and further assumed that UPC will remain as a going concern for all periods relevant to its analyses and that the conditions precedent in the Agreement are not waived.

     Under the Sandler O'Neill Agreement, Leader will pay Sandler O'Neill a transaction fee in connection with the Merger, a substantial portion of which is contingent upon the consummation of the Merger. Under the terms of the Sandler O'Neill Agreement, Leader will pay Sandler O'Neill a transaction fee equal to 0.5%
of the aggregate purchase price in the transaction, or approximately
$               (the "Transaction Fee"), of which 100% of amounts not previously paid shall be payable on the day of closing of the transaction. Leader has paid Sandler O'Neill a fee of $200,000 for rendering the Fairness Opinion, which amount will be credited against the Transaction Fee due and payable upon consummation of the Merger. In addition, Leader has agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement, provided that (i) such expenses shall not exceed $30,000 in the aggregate if the proposed business combination is not subject to a definitive agreement and shall not exceed $100,000 in the aggregate if the Merger is consummated, (ii) such expenses shall be paid at the time it is determined that the transaction will not be consummated or upon the closing of the transaction, as applicable, and (iii) any reimbursement of expenses paid by Leader up to a maximum of $100,000 shall be credited against the Transaction Fee. Leader has also agreed to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

OPINION OF UPC'S FINANCIAL ADVISOR

     UPC has retained Stifel Nicolaus to act as its financial advisor in connection with rendering a fairness opinion with respect to the Merger. Stifel Nicolaus is an investment banking and securities firm with membership on all principal U.S. securities exchanges. As part of its investment banking activities, Stifel Nicolaus is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Stifel Nicolaus has rendered its opinion that, based upon and subject to the various considerations set forth therein, as of March 7, 1996 and the date of this Joint Proxy Statement, the Exchange Ratio to be paid for each share of Leader Common Stock will result in consideration that is fair, from a financial point of view, to the holders of UPC Common Stock. Stifel Nicolaus is familiar with UPC, having acted as its financial advisor in connection with, and having participated in, the negotiations leading to the Agreement. Representatives of Stifel Nicolaus participated in certain portions of the meeting of UPC's Board of Directors on March 7, 1996 where the proposed Merger was considered and certain officers of UPC were authorized to enter into the Agreement.

     THE FULL TEXT OF STIFEL NICOLAUS' OPINION AS OF THE DATE HEREOF, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX IV TO THIS JOINT PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ IN ITS ENTIRETY IN CONNECTION WITH THIS JOINT PROXY STATEMENT. THE SUMMARY OF THE OPINION OF STIFEL NICOLAUS SET FORTH IN THIS JOINT PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. THE OPINION AS OF MARCH 7, 1996 WAS SUBSTANTIALLY IDENTICAL TO THE OPINION ATTACHED HERETO. In connection with its written opinion dated as of the date of this Joint Proxy Statement, Stifel Nicolaus performed procedures to update certain of its analyses and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith. In updating its opinion, Stifel Nicolaus did not utilize any methods of analysis in addition to those described below.

     Stifel Nicolaus' opinion is directed only to the fairness of the Exchange Ratio from a financial point of view and does not constitute a recommendation to any holders of UPC Common Stock as to how such holders of UPC Common Stock should vote at the Special Meeting or as to any other matter.

     In connection with its opinions dated as of March 7, 1996 and the date hereof, Stifel Nicolaus reviewed and analyzed material bearing upon the financial and operating condition of UPC and Leader and material prepared in connection with the Merger, including among other things: (a) the Agreement (excluding the Supplemental Letter) and Plan of Merger and the Option Agreement;
(b) publicly available reports filed with the Commission by UPC and by Leader;
(c) certain other publicly available financial and other information concerning UPC and Leader and the trading markets for the publicly traded securities of UPC and Leader; (d) certain other internal information, including projections for UPC and Leader, relating to UPC and Leader prepared by the managements of UPC and Leader and furnished to Stifel Nicolaus for purposes of its analysis; and
(e) publicly available information concerning certain other banks and bank holding companies, savings banks and savings and loan associations, savings and loan holding companies, the trading markets for their securities and the nature and terms of certain other merger and acquisition transactions believed relevant to its inquiry. Stifel Nicolaus also met with certain officers and representatives of UPC and Leader to discuss the foregoing as well as other matters relevant to its inquiry, including the past and current business operations, results of regulatory examinations, financial condition and future prospects of UPC and Leader, both separately and on a combined basis. In addition, Stifel Nicolaus reviewed the reported price and trading activity for UPC Common Stock and Leader Common Stock, compared certain financial and stock market information for UPC and Leader with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the commercial banking and thrift industries, and performed such other studies and analyses as it considered appropriate. Stifel Nicolaus also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and knowledge of the commercial banking and thrift industries generally.

     In conducting its review and arriving at its opinion, Stifel Nicolaus relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available and did not attempt independently to verify the same. Stifel Nicolaus has relied upon the managements of UPC and Leader as to the reasonableness and achievability of the projections (and the assumptions and basis therefor) provided to Stifel Nicolaus, and assumed that such projections, including, without limitation, projected cost savings and operating synergies resulting from the Merger, reflected the best currently available estimates and judgments of such UPC management and Leader representatives and that such projections would be realized in the amounts and time periods estimated. Stifel Nicolaus also assumed, without independent verification, that the aggregate allowances for loan losses for UPC and Leader were adequate to cover such losses. Stifel Nicolaus did not conduct physical inspections of any of the properties or assets of UPC or Leader, and Stifel Nicolaus did not make or obtain, and was not furnished with, any evaluations or appraisals of any properties, assets or liabilities of UPC and Leader. Stifel Nicolaus was retained by the UPC Board to express an opinion as to the fairness, from a financial point of view, to the holders of UPC Common Stock of the Exchange Ratio to be paid to the holders of the Leader Common Stock.

     In connection with rendering its opinion to the UPC Board, Stifel Nicolaus performed a variety of financial analyses that are summarized below. The summary of the presentations by Stifel Nicolaus to the Board of Directors of UPC as set forth herein does not purport to be a complete description of such presentations. Stifel Nicolaus believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinions. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Stifel Nicolaus made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of UPC or Leader. Any estimates contained in Stifel Nicolaus' analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction utilized in Stifel Nicolaus' analyses was identical to UPC or Leader or the Merger. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant transactions, and prospective buyer interest, as well as other factors that could affect the public trading values of the company or companies to which they are being compared. None of the analyses performed by Stifel Nicolaus was assigned a greater significance by Stifel Nicolaus than any other.

     The following is a summary of the financial analyses performed by Stifel Nicolaus in connection with providing its opinion to UPC's Board of Directors on March 7, 1996, which was dated as of March 7, 1996.

     Contribution Analysis. Stifel Nicolaus reviewed certain financial information for the twelve month period ended December 31, 1995 including net revenues before and after provision for loan losses, net income before preferred dividends and extraordinary items, total assets, loans, total deposits and total equity and compared the percentage contribution of Leader to the pro forma combined figures for UPC and Leader and to the percentage of total outstanding UPC Common Stock that would be owned by the Leader stockholders as a result of the Merger. The contribution analysis showed, among other things, that Leader would contribute 22.3% of combined net revenues before provision for loan losses, 22.6% of combined net revenues after provision for loan losses, 21.6% of combined net income before preferred dividends and extraordinary items, 21.6% of combined total assets, 21.7% of combined loans, 14.3% of combined total deposits, and 20.3% of combined total equity while receiving 24.8% of the outstanding shares in the combined institution. Ownership figures are based on an exchange ratio of 1.525.

     Accretion/Dilution Summary. Stifel Nicolaus reviewed certain estimated future operating and financial information developed by both UPC and Leader for the pro forma combined entity resulting from the Merger for the projected twelve month period ended December 31, 1997. Based on this analysis, Stifel Nicolaus compared UPC's estimated future stand-alone per share earnings with such projected figures for the pro forma combined entity for this twelve month period. The Merger is projected to be accretive on a projected pro forma basis with respect to earnings per share. Stifel Nicolaus also reviewed certain historical financial information developed by both UPC and Leader for the pro forma combined entity resulting from the Merger for the period ended December 31, 1995. Based on this analysis, Stifel Nicolaus compared UPC's stand-alone book value per share and tangible book value with such calculated figures for the pro forma combined entity at December 31, 1995. The Merger is dilutive on a pro forma basis with respect to book value per share and tangible book value per share.

     Present Value Analysis. Applying discounted cash flow analysis to the theoretical future earnings and dividends of UPC and Leader, Stifel Nicolaus compared the calculated value of a share of UPC Common Stock to the calculated value of a share of the combined entity. The analysis was based upon a range of assumed returns on assets, an assumed annual asset growth rate, current dividend rates, a range of assumed price/earnings ratios, and a 10% discount rate. Stifel Nicolaus selected the range of terminal price/earnings ratios on the basis of past and current trading multiples for UPC and other commercial banks. Based on this analysis, Stifel Nicolaus concluded that the Merger would increase the calculated value of a share of UPC Common Stock if the combined entity achieves returns on assets approximately six basis points above the level achieved by UPC on a stand-alone basis.

     Discounted Cash Flow Analysis. Based upon estimates provided by management of the future earnings and the range of profit improvements for the pro forma combined entity, Stifel Nicolaus estimated the present value of future dividends available to be paid to UPC under various scenarios assuming Leader maintains a capital level of approximately 6.5% of assets. Based upon management's estimated profitability ranges and a range of discount rates, under UPC's ownership, Leader could theoretically produce future cash flows to UPC with a present value ranging from $331 million to $715 million.

     Summary Analysis of Thrift Merger Transactions. Stifel Nicolaus analyzed certain information relating to transactions in the thrift industry, including median information for 100 acquisitions announced in the U.S. between February 28, 1995 and February 28, 1996, as well as for 31 thrift acquisitions announced in the Southeast Region of the U.S. during that same time period. Stifel Nicolaus also analyzed 34 thrift acquisitions announced in the U.S. between January 1, 1994 and February 28, 1996 involving sellers with total assets in excess of $1 billion (the "Selected Transactions"). Stifel Nicolaus calculated the following ratios with respect to the Merger (based on the acquisition of 10,881,697 fully diluted common stock equivalents of Leader at an exchange ratio of 1.525 and a stock price of $31.25 for UPC) and the Selected Transactions:

                                              UPC/             SELECTED TRANSACTIONS
                                             LEADER    --------------------------------------
                    RATIOS                   MERGER     MEAN     MEDIAN    MINIMUM    MAXIMUM
    ---------------------------------------  ------    ------    ------    -------    -------
    Deal Price per share/Book Value........  200.57%   141.67%   142.16%    64.99 %   218.60 %
    Deal Price per share/Tangible Book
      Value................................  200.57%   157.24%   150.65%   110.92 %   218.60 %
    Adjusted Deal Price/6.50% Equity.......  229.13%   150.45%   151.17%    69.49 %   224.23 %
    Deal price per share/Last 12 month
      earnings per share...................   12.88x    15.56x    13.37x     8.82 x    33.33 x
    Deal Price/Assets......................   16.74%    11.58%    10.42%     3.68 %    21.98 %
    Premium over Tangible Book
      Value/Deposits.......................   16.49%     5.28%     5.29%    -1.77 %     9.71 %
    Deal price/Deposits....................   32.88%    15.79%    14.84%     4.19 %    29.57 %
                                             ======    ======    ======    =======    =======

     No company or transaction used in the above analyses as a comparison is identical to Leader, UPC, or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared.

     As described above, Stifel Nicolaus' opinion and presentation to the UPC Board of Directors were among the many factors taken into consideration by the UPC Board in making its determination to approve the Merger.

     For Stifel Nicolaus' services in connection with the Merger, UPC has agreed to pay Stifel Nicolaus $500,000 pursuant to the terms of an engagement letter and has agreed to reimburse Stifel Nicolaus for certain out-of-pocket expenses. Pursuant to the engagement letter, UPC has agreed to indemnify Stifel Nicolaus, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

     In the ordinary course of its business, Stifel Nicolaus actively trades equity securities of UPC and Leader for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Stifel Nicolaus has acted and expects to continue acting as a market maker in the securities of Leader.

EFFECTIVE TIME OF THE MERGER

     Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time that the Tennessee Articles of Merger relating to the Merger shall become effective after filing with the Tennessee Secretary of State. Unless otherwise agreed upon by Leader and UPC, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Time to occur within thirty days (as designated by UPC) following the last to occur of (i) the effective date (including the expiration of any applicable waiting period) of the last consent of any regulatory authority required for the Merger; (ii) the date on which the shareholders of Leader and UPC approve the matters relating to the Agreement and the Plan of Merger required to be approved by such shareholders by applicable law; and (iii) the date on which all other conditions precedent to each party's obligations under the Agreement shall have been satisfied or waived (to the extent lawfully waivable by such party), provided, however, the Effective Time may not occur prior to October 1, 1996.

     Notwithstanding the foregoing, the parties have agreed to cooperate in selecting the Effective Time to ensure that, with respect to the quarterly period in which the Effective Time occurs, the holders of Leader Common Stock will not be entitled to receive both a dividend in respect of their Leader Common Stock and a dividend in respect of UPC Common Stock or fail to receive any dividend. See "-- Conduct of Business Pending the Merger."

     No assurance can be provided that the necessary shareholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. Leader and UPC anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the fourth quarter of 1996. However, delays in the consummation of the Merger could occur. See "-- Regulatory Approvals."

     The Board of Directors of either Leader or UPC generally may terminate the Agreement if the Merger is not consummated by March 1, 1997, unless the failure to consummate by that date is the result of a breach of the Agreement by the party seeking termination. See "-- Conditions to Consummation of the Merger" and "-- Waiver, Amendment, and Termination."

DISTRIBUTION OF UPC STOCK CERTIFICATES

     Promptly after the Effective Time, UPC will cause Union Planters National Bank, Memphis, Tennessee, acting in its capacity as Exchange Agent, to mail to the former shareholders of Leader a letter of transmittal, together with instructions for the exchange of the Certificates previously representing shares of Leader Common Stock for certificates representing shares of UPC Common Stock.

     LEADER SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS.

     Upon surrender to the Exchange Agent of Certificates for Leader Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of Leader Common Stock surrendering such items a certificate or certificates representing the whole number of shares of UPC Common Stock, after aggregation of all shares and fractional shares, to which such holder is entitled, if any, and a check for the amount to be paid in lieu of any remaining fractional share (without interest), together with all undelivered dividends or distributions in respect of such shares (in each case, without interest thereon). After the Effective Time, to the extent permitted by law, Leader shareholders of record as of the Effective Time will be entitled to vote at any meeting of UPC shareholders the number of whole shares of UPC Common Stock into which their shares of Leader Common Stock have been converted, regardless of whether such shareholders have surrendered their Leader Common Stock Certificates. Whenever a dividend or other distribution is declared by UPC on UPC Common Stock, the record date for which is at or after the Effective Time, the declaration will include dividends or other distributions on all shares issuable pursuant to the Agreement, but beginning 30 days after the Effective Time no dividend or other distribution payable after the Effective Time with respect to UPC Common Stock will be paid to the holder of any unsurrendered Leader Common Stock Certificate until the holder duly surrenders such certificate. Upon surrender of such Leader Common Stock Certificate however, both the UPC Common Stock certificate, together with all undelivered dividends or other distributions (in each case, without interest) and any undelivered cash payments to be paid in lieu of fractional shares (without interest), will be delivered and paid with respect to each share represented by such certificate.

     After the Effective Time, there will be no transfers of shares of Leader Common Stock on Leader's stock transfer books. If Certificates representing shares of Leader Common Stock should be presented for transfer after the Effective Time, they will be returned to the presenter together with a form of letter of transmittal and exchange instructions.

CONDITIONS TO CONSUMMATION OF THE MERGER

     Consummation of the Merger is subject to various conditions, including (i) receipt of the approval of the Agreement and the Plan of Merger by the shareholders of Leader as required by the Tennessee Act and the rules of the National Association of Securities Dealers, Inc. ("NASD"); (ii) receipt of the approval of the issuance of shares of UPC Common Stock pursuant to the Agreement by the shareholders of UPC as required by the Tennessee Act and the rules of the NYSE; (iii) receipt of certain regulatory approvals required for consummation of the Merger; (iv) receipt of a favorable opinion of Alston & Bird as to the tax-free nature (except for cash received in lieu of fractional shares) of the Merger; (v) receipt of approval of the shares of UPC Common Stock issuable pursuant to the Merger for listing on the NYSE, subject to official notice of issuance; (vi) the Registration Statement being declared effective and all necessary Commission and state approvals relating to the issuance or trading of the shares of UPC Common Stock issuable pursuant to the Merger shall have been received; (vii) the accuracy, as of the date of the Agreement and as of the Effective Time, of the representations and warranties of Leader and UPC as set forth in the Agreement; (viii) the performance of all agreements and the compliance with all covenants of Leader and UPC as set forth in the Agreement;
(ix) receipt of a letter from Price Waterhouse LLP addressed to UPC, dated as of the Effective Time, to the effect that the Merger will qualify for pooling of interests accounting treatment; (x) receipt of all consents required for consummation of the Merger or for the preventing of any default under any contract or permit which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect; (xi) the absence of any law or order or any action taken by any court, governmental, or regulatory authority prohibiting, restricting, or making illegal the consummation of the transaction; and (xii) satisfaction of certain other conditions, including the receipt of agreements of affiliates of Leader and various certificates from the officers of Leader and UPC. See "-- Regulatory Approvals" and "-- Waiver, Amendment, and Termination."

     No assurance can be provided as to when or if all of the conditions precedent to the Merger can or will be satisfied or lawfully waived by the party permitted to do so. In the event the Merger shall not be effected on or before March 1, 1997, the Agreement may be terminated and the Merger abandoned by a vote of a majority of the Board of Directors of either Leader or UPC. See "--Waiver, Amendment, and Termination."

REPRESENTATIONS AND WARRANTIES

     UPC and Leader have made certain representations and warranties to each other in the Agreement relating to, among other things, their respective organization, standing and authority; their respective authority to execute and deliver the Agreement and to consummate the transactions contemplated thereby and the absence of any breaches as a result thereto; capital stock; filings with the Commission and financial statements; the absence of any undisclosed liabilities or certain changes or events; certain tax matters; certain environmental matters; compliance with laws; legal proceedings; reports; the truth and accuracy of various statements; and certain accounting, tax and regulatory matters. Leader has made additional representations and warranties in the Agreement with respect to its subsidiaries; the adequacy of its allowance for possible loan losses; its assets; intellectual property; labor relations; employee benefit plans; material contracts; the applicability of various state takeover laws; and compliance with provisions of Leader's Charter.

REGULATORY APPROVALS

     The Merger may not proceed in the absence of receipt of the requisite regulatory approvals. Applications for the approvals described below have been submitted to the appropriate regulatory agencies. There can be no assurance that such other regulatory approvals will be obtained or as to the timing of any such approvals. There also can be no assurance that any such approvals will not impose conditions or be restricted in a manner (including requirements relating to the raising of additional capital or the disposition of assets) which in the reasonable judgment of the Board of Directors of UPC would so materially and adversely impact the economic or business benefits of the transactions contemplated by the Agreement that, had such condition or requirement been known, UPC would not, in its reasonable judgment, have entered into the Agreement. As of the date of this Joint Proxy Statement, a number of protests to the Merger have been submitted to the Federal Reserve and the OTS in connection with the applications. The OTS has informed UPC and Leader that the merits of such protests are being reviewed by the OTS and that such review may have the effect of delaying the completion of the processing of the OTS application. Although UPC and Leader believe that such protests are wholly without merit, it is possible that, as a result of such protests, the OTS could determine to deny the application filed in connection with the Merger.

     Leader and UPC are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action deemed to be required, it presently is contemplated that such approval or action would be sought.

     The Merger will require the prior approval of the Federal Reserve pursuant to Section 3 of the BHC Act and the prior approval of the OTS pursuant to
Section 10(e) of the Home Owners' Loan Act of 1933, as amended ("HOLA"). The Federal Reserve and the OTS will apply similar standards when considering whether or not to approve the Merger.

     In evaluating the Merger, both the Federal Reserve and the OTS must consider, among other factors, the financial and managerial resources and future prospects of the institutions, the convenience and needs of the communities to be served, and in the case of the OTS, the risk presented to the SAIF. The relevant statutes prohibit the Federal Reserve or the OTS from approving the Merger if (i) it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would result in a restraint of trade in any other manner, unless the Federal Reserve or the OTS, as the case may be, should find that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Merger may not be consummated until the 30th day (which the Federal Reserve may reduce to 15 days) following the date of the Federal Reserve approval, during which time the United States Department of Justice would be afforded the opportunity to challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction should specifically order otherwise.

WAIVER, AMENDMENT, AND TERMINATION

     To the extent permitted by applicable law, Leader and UPC, with the approval of their respective Boards of Directors, may amend the Agreement by written agreement at any time before or after approval of the Agreement by the Leader and UPC shareholders; provided, however, that after the Special Meetings, no amendment may alter the manner or basis in which shares of Leader Common Stock will be exchanged for UPC Common Stock without the requisite approval of the holders of the issued and outstanding shares of Leader Common Stock and UPC Common Stock entitled to vote thereon. In addition, prior to or at the Effective Time, either Leader or UPC, or both, acting through their respective Boards of Directors or chief executive officers or other authorized officers may waive any default in the performance of any term of the Agreement by the other party, may waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the Agreement, and may waive any of the conditions precedent to the obligations of such party under the Agreement, except any condition that, if not satisfied, would result in the violation of any applicable law or governmental regulation. No such waiver will be effective unless in writing and unless executed by a duly authorized officer of Leader or UPC, as the case may be.

     The Agreement and the Plan of Merger may be terminated and the Merger abandoned at any time prior to the Effective Time (i) by the mutual consent of the Boards of Directors of Leader and UPC; (ii) by the Board of Directors of Leader or UPC (provided, in the case of (a), (b) and (e) below only, that the terminating party is not then in breach of any representation or warranty contained in the Agreement under the applicable standards set forth in the Agreement or in material breach of any covenant or other agreement contained in the Agreement) (a) in the event of any inaccuracy of any representation or warranty of the other party contained in the Agreement which cannot be, or has not been, cured within 30 days after giving written notice to the breaching party of such inaccuracy and which inaccuracy would provide the terminating party the ability to refuse to consummate the Merger under the applicable standards set forth in the Agreement, (b) in the event of a material breach by the other party of any covenant or agreement contained in the Agreement which cannot be, or has not been, cured within 30 days after the giving of written notice to the breaching party of such breach, (c) if the Merger is not consummated by March 1, 1997, provided that the failure to consummate is not due to a breach by the party electing to terminate, (d) if any approval of any regulatory authority required for consummation of the Merger and the other transactions contemplated by the Agreement has been denied by final nonappealable action, or if any action taken by such authority is not appealed within the time limit for appeal or the shareholders of Leader or UPC fail to vote their approval of the matters submitted for the approval by such shareholders at the Special Meetings, or (e) if any of the conditions precedent to the obligations of such party to consummate the Merger shall have not been satisfied, fulfilled, or waived by the appropriate party by the Effective Time; (iii) by UPC if a Purchase Event (as such term is defined in the Option Agreement) shall have occurred or by Leader if UPC should exercise its option or repurchase rights granted under the Option Agreement; or (iv) by the Board of Directors of Leader pursuant to the provisions of the Agreement described in "-- Possible Adjustment of Exchange Ratio."

     If the Merger should be terminated as described above, the Agreement and the Plan of Merger will become void and have no effect, except that certain provisions of the Agreement, including those relating to the obligations to share certain expenses, maintain the confidentiality of certain information obtained, and return all documents obtained from the other party under the Agreement, will survive. In addition, termination of the Agreement will not relieve any breaching party from liability for any uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination. Finally, the Option Agreement will be governed by its own terms as to its termination. See "-- Expenses and Fees" and "-- Option Agreement."

DISSENTERS' RIGHTS

     The Tennessee Act denies the holders of Leader Common Stock dissenters' rights with respect to the Merger. Because the Leader Common Stock is a "national market system security" as defined in the Exchange Act, the holders of Leader Common Stock are not entitled to dissent from, and obtain fair value in cash for their shares in the event of, the Merger though such a transaction would normally give rise to such rights. In addition, because UPC Common Stock is listed on the NYSE, a national securities exchange, the holders of UPC Common Stock do not have dissenters' rights with respect to the issuance of shares of UPC Common Stock pursuant to the Agreement. See "DESCRIPTION OF UPC COMMON AND PREFERRED STOCK."

CONDUCT OF BUSINESS PENDING THE MERGER

     Pursuant to the Agreement, Leader has agreed that unless the prior written consent of UPC has been obtained, and except as otherwise expressly contemplated in the Agreement, Leader will (i) operate its business only in the usual, regular, and ordinary course; (ii) preserve intact its business organization and assets and maintain its rights and franchises; and (iii) take no action which would (a) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Agreement without imposition of a condition or restriction of the type referred to in the Agreement, including taking any action which would prevent the Merger from qualifying for pooling of interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Code, or (b) materially adversely affect the ability of any party to perform its covenants and agreements under the Agreement.

     In addition, Leader has agreed that, prior to the earlier of the Effective Time or termination of the Agreement, Leader will not, except with the prior written consent of the Chief Executive Officer, President or Chief Financial Officer of UPC or as expressly contemplated or permitted by the Agreement, agree or commit to do, any of the following: (i) amend the Charter, Bylaws, or other governing instruments of any Leader company; (ii) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a Leader company to another Leader company) in excess of an aggregate of $250,000 (for the Leader companies on a consolidated basis) except in the ordinary course of business of the Leader subsidiaries consistent with past practices (which shall include, for Leader subsidiaries that are depository institutions, the creation of deposit liabilities, purchases of federal funds, obtaining advances from the Federal Home Loan Bank or the Federal Reserve Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any asset of any Leader company any lien or permit any such lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and liens in effect as of the date of the Agreement that were previously disclosed to UPC by Leader); (iii) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans or in their capacity as transfer agent), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any

Leader company, or declare or pay any dividend or make any other distribution in respect of any Leader capital stock; provided that Leader may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay regular quarterly cash dividends on the shares of Leader Common Stock at a rate not in excess of $0.18 per share with such increases and usual and regular record and payment dates in accordance with past practice as previously disclosed to UPC by Leader and such dates may not be changed without the prior written consent of UPC, however the parties shall cooperate in selecting the Effective Time to ensure that, with respect to the quarterly period in which the Effective Time occurs, the holders of Leader Common Stock will not become entitled to receive both a dividend in respect of their Leader Common Stock and a dividend in respect of the UPC Common Stock into which their Leader Common Stock has been converted or fail to receive any dividend; (iv) except pursuant to the Agreement, or pursuant to the Option Agreement or pursuant to the exercise of stock options outstanding as of the date of the Agreement and pursuant to the terms thereof in existence on the date of the Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Leader Common Stock, or any other capital stock of any Leader company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; (v) adjust, split, combine, or reclassify any capital stock of any Leader company or issue or authorize the issuance of any other securities in respect of, or in substitution for shares of Leader Common Stock or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of any Leader subsidiary (unless any such shares of stock are sold or otherwise transferred to another Leader company) or any assets having a book value in excess of $200,000 other than in the ordinary course of business for reasonable and adequate consideration; (vi) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, or Federal Home Loan Bank Stock, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, asset transfers, or purchase of any assets, in any person other than a wholly owned Leader subsidiary, or otherwise acquire direct or indirect control over any person other than in connection with
(a) foreclosures in the ordinary course of business, (b) acquisitions of control by a depository institution subsidiary in its fiduciary capacity, or (c) the creation of new wholly owned subsidiaries organized to conduct or continue activities otherwise permitted by the Agreement; (vii) grant any increase in compensation or benefits to the employees or officers of any Leader company except in the ordinary course of business or as previously disclosed to UPC by Leader or as required by law; pay any bonus except in the ordinary course of business or pursuant to the provisions of any applicable program or plan adopted by its Board of Directors prior to the date of the Agreement and as previously disclosed to UPC by Leader; enter into or amend any severance agreements with officers of any Leader company; grant any material increase in fees or other increases in compensation or other benefits to directors of any Leader company except as previously disclosed to UPC by Leader; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits (other than the acceleration of vesting which occurs under a benefit plan upon a change in control of Leader); (viii) enter into or amend any employment contract between any Leader company and any person (unless such amendment is required by law) that the Leader company does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time; (ix) adopt any new employee benefit plan or program of any Leader company or terminate, withdraw from or make any material change in or to any existing employee benefit plans or programs of any Leader company other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax-qualified status of any such plan, or make distributions from such employee benefit plans, except as required by law, the terms of such plan or consistent with past practice; (x) make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be necessary to conform to changes in tax laws or regulatory accounting requirements or generally accepted accounting principles;
(xi) commence any litigation other than in accordance with past practice or settle any litigation involving any liability of any Leader company for material money damages or restrictions upon the operations of any Leader company; or
(xii) enter into, modify, amend, or terminate any material contract (excluding any loan contract) or waive, release, compromise, or assign any material rights or claims.

     The Agreement also provides that from the date of the Agreement until the earlier of the Effective Time or the termination of the Agreement, UPC has agreed that it will (i) continue to conduct its business and the business of its subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the UPC Common Stock and the business prospects of the UPC companies and (ii) take no action which would (a) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Agreement without imposition of a condition or restriction of the type referred to in the Agreement; (b) materially adversely affect the ability of any party to perform its covenants and agreements under the Agreement; or (c) result in UPC's entering into an agreement with respect to an acquisition proposal with a third party which would result in the Merger not being consummated; provided, that any UPC company may acquire any other assets or businesses or discontinue or dispose of any of its assets or business if such action is, in the judgment of UPC, desirable in the conduct of the business of UPC and its subsidiaries and would not, in the judgment of UPC, likely delay the Effective Time after March 1, 1997.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

     UPC has agreed that at the Effective Time of the Merger the following officers of Leader will become officers of UPC, as designated: Edgar H. Bailey, Vice Chairman of the Board of Directors; Ronald W. Stimpson, Senior Executive Vice President and Chief Administrative Officer (reporting directly to the President of UPC); Catherine C. Stallings, Executive Vice President and General Counsel; and David C. Wadlington, Senior Vice President and Chief Financial Officer of Specialty Banking Operations. In addition, at the first regularly scheduled meeting of the UPC Board of Directors after the Effective Time, UPC shall take all action necessary to elect four individuals who are members of the Board of Directors of Leader at the Effective Time (two of whom shall be Messrs. Bailey and Stimpson) to the Board of Directors of UPC. Information concerning the current management and Board of Directors of UPC is included in the documents incorporated herein by reference. See "DOCUMENTS INCORPORATED BY REFERENCE." For additional information regarding the interests of certain persons in the Merger, see "-- Interests of Certain Persons in the Merger."

     Upon consummation of the Merger, Leader and UPC will continue to operate their businesses and serve the communities and customers of their respective market areas, although UPC intends to contribute all of the outstanding common stock of Union Planters National Bank ("UPNB"), the wholly-owned, principal subsidiary of UPC, to Leader after qualifying Leader as a bank holding company. At some later date, yet to be determined, Leader Federal is expected to be merged with and into UPNB (the "Subsidiary Merger"). In addition, certain branches of Leader and other UPC Banking Subsidiaries may be consolidated with or reassigned to the appropriate UPC Banking Subsidiary doing business in such branch's service area.

     Until the effective time of the Subsidiary Merger, it is expected that substantially all of those individuals serving as executive officers of Leader and Leader Federal will continue in such capacities. UPC has agreed that at the effective time of the Subsidiary Merger the following officers of Leader will become officers of UPNB as designated: Mr. Kirk Bailey, President and Chief Operating Officer; Mr. Stimpson, Vice Chairman; and Brad L. Champlin, Executive Vice President of Retail Branches. In addition, at the first regularly scheduled meeting of the UPNB Board of Directors after the effective time of the Subsidiary Merger, UPNB shall take all action necessary to elect all members of the Board of Directors of Leader Federal at the Effective Time, who indicate a willingness to serve, (other than the two non-employee directors elected to the Board of Directors of UPC) to the Board of Directors of UPNB. For a description of the provisions of the Agreement affecting the operations of Leader and UPC prior to the Effective Time, see "--Conduct of Business Pending the Merger."

EFFECT ON CERTAIN EMPLOYEES AND BENEFIT PLANS

     Employee Severance. Pursuant to the terms of the Supplemental Letter, employees of Leader (other than employees whose severance benefits are provided for in written employment agreements) whose employment is terminated before the Effective Time shall be entitled to receive severance payments in accordance with the provisions of Leader's severance pay plan. Leader employees (other than employees whose severance benefits are provided for in written employment agreements) whose employment is terminated at or after the Effective Time will be entitled to receive severance payments in accordance with the terms of UPC's involuntary severance pay plan. Notwithstanding the foregoing, in the event that UPC contracts with a former employee of Leader to provide services to UPC for a limited period of time after the Effective Time, upon termination of such employee's employment and except as otherwise provided in a written agreement with such employee, such employee will be entitled to the benefits under the severance pay plan of UPC or Leader that provides the greatest benefit to the employee. In addition, prior to the Effective Time, Leader is permitted to establish a special termination program for those employees of Leader whose employment would be terminated as a result of the Merger. The recipients of the benefits of this program shall be identified prior to the Effective Time. None of the executive officers of Leader will participate in this program.

     Pension Plan. Leader currently maintains the Leader Pension Plan (the "Pension Plan"). Pursuant to the terms of the Supplemental Letter, after the Effective Time there shall be no further accrual of benefits under the Pension Plan and, on or before the Effective Time, Leader is required to terminate the Pension Plan. To the extent permitted by law and to the extent that such amendments do not cause the "benefit liabilities" (as defined in the Supplemental Letter) to exceed the actual fair market value of the Pension Plan assets (all determined on the date of the Pension Plan's termination) however, Leader is permitted to amend the Pension Plan so as to permit participants and their beneficiaries to elect to receive their accrued benefits in the form of a lump sum payment rather than an annuity and to adjust the formula and qualifications for determining benefits in any manner so as to ensure that any excess funding in the Pension Plan inures solely to the benefit of individuals who are participants in the Pension Plan at or prior to the Effective Time. Upon termination of the Pension Plan, employees of Leader who are participants in such Pension Plan will, to the extent provided under the Pension Plan and applicable law become fully vested in and eligible to receive benefits under such Pension Plan. To the extent and in the manner permitted by the Pension Plan and the applicable law, Leader will distribute all vested and accrued benefits to plan participants as soon as reasonably practicable following the termination of the Pension Plan. At the election of any participant in the Pension Plan, any vested and accrued benefit that constitutes an "eligible rollover distribution" (as such term is defined in the Internal Revenue Code) may be rolled over to UPC's 401(k) retirement savings plan.

     Employee Stock Ownership Plan. UPC and Leader have agreed that, until such time as the normal contribution for the 1997 fiscal year has been made to Leader's existing employee stock ownership plan (the "ESOP") and to the extent permitted by law, the ESOP will be maintained exclusively for the benefit of those individuals from Leader participating in the ESOP as of the Effective Time. The parties have further agreed to make annual contributions to the ESOP in amounts at least sufficient to repay the principal and interest due annually on the outstanding ESOP loan; to cause the administrative and other authority with respect to the ESOP exercised by the Leader Board of Directors prior to the Effective Time to be administered by a committee consisting of officers of both UPC and Leader; and to not amend the ESOP except to the extent necessary to comply with applicable law or to obtain a favorable determination from the Internal Revenue Service as to the continuing qualified status of the ESOP. After the full 1997 contribution is made to the ESOP, all contributions to the ESOP will cease and participants in the ESOP who continue to be employed by UPC at such time will be entitled to participate in the UPC ESOP to the same extent as other employees of UPC and the Leader ESOP will be merged into the UPC ESOP. Until such time as the two ESOPs shall have been merged, no participant in the Leader ESOP will be entitled to participate in the UPC ESOP.

     Other Employee Benefit Plans. The Agreement also provides that, with certain exceptions, after the Effective Time, UPC will provide to officers and employees of the Leader companies employee benefits under employee benefit and welfare plans on terms and conditions which when taken as a whole are substantially similar to those currently provided by UPC to its similarly situated officers and employees. For purposes of participation, vesting and (except in the case of retirement plans) benefit accrual under such employee benefit plans, the service of the employees of the Leader companies prior to the Effective Time shall be treated as service with UPC. As discussed above, until such time as the ESOP is merged with the UPC ESOP, Leader employees will not be entitled to participate in the UPC ESOP.

     Club Dues. Pursuant to the terms of the Supplemental Letter, any employee of Leader who, as of the date of the Agreement, was entitled to reimbursement of expenses related to memberships in country clubs or luncheon clubs will, subsequent to the Effective Time, only be entitled to reimbursement in accordance with UPC's policies regarding such expenses. UPC has agreed that any Leader employee who, prior to the Effective Time, was entitled to reimbursement of club expenses but is not so entitled under UPC's policies, will be entitled to have his or her base salary permanently increased at the Effective Time by an amount equal to the dues paid (as further increased to reflect the tax expense) for the benefit of the employee for the full fiscal year immediately preceding the Effective Time.

     Automobiles. UPC has agreed that any employee of Leader who, as of the date of the Agreement, was supplied with an automobile at Leader's expense, will be entitled to purchase such automobile during the first 30 days following the Effective Time. In addition, those employees who received an automobile allowance from Leader but who will not be entitled to receive such an allowance as a UPC employee, will be entitled to have their base salary permanently increased at the Effective Time in an amount equal to the reported value (as increased to reflect the tax expense) of such benefit as reflected on the employees' respective W-2s for the full fiscal year immediately preceding the Effective Time.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     General. Certain members of Leader's management and of the Leader Board of Directors have interests in the Merger that are in addition to any interests they may have as shareholders of Leader generally. These interests include, among other things, provisions in the Agreement relating to liquidating payments, employment agreements, stock options, restricted stock and indemnification of Leader directors and officers as described below. See
"-- Management and Operations after the Merger" and "-- Effect on Certain Employees and Benefit Plans."

     Employment Agreements. Leader and/or Leader Federal are party to employment agreements with seven executive officers (the "Employment Agreements"). Pursuant to the terms of the Employment Agreements, the respective officer is entitled to receive certain payments in the event of the termination of his or her Employment Agreement in connection with a change in control of Leader or Leader Federal. UPC is requiring that such Employment Agreements be terminated as of the Effective Time, but that such officers become officers of UPC under new employment agreements consistent with those of other UPC officers. As a result, such officers will be entitled to receive from UPC a liquidating payment of the amount such officers are entitled to receive pursuant to the terms of the Employment Agreements as a result of the change in control and the termination of the Employment Agreements. Assuming the Merger closes in 1996, it is currently estimated that Messrs. Edgar Bailey, Stimpson, Kirk Bailey, Champlin, Wadlington, Larry C. Kershner and Mrs. Stallings will be entitled to liquidating payments under their respective Employment Agreements in the approximate amount of $750,000, $682,000, $488,000, $520,000, $372,000, $172,000
and $369,000, respectively. At the request of Mr. Edgar Bailey, the above-described liquidating payment to be received by him has been reduced by the aggregate amount of compensation he will receive in connection with his proposed consulting agreement with UPC and certain other adjustments. Such liquidating payments would increase significantly in the event the Merger does not close until 1997. See "-- New Employment and Consulting Agreements."

     Leader Federal is also party to severance agreements with four other executive officers (the "Severance Agreements") which provide for lump sum severance payments in the event of an officer's termination in connection with a change in control of Leader Federal. Pursuant to the terms of the Supplemental Letter, UPC has agreed to assume the Severance Agreements and to cause them to be honored in accordance with their terms. In the event of their termination in accordance with the terms of their respective severance agreement, Messrs. Joe
H. Davis Jr., Will E. May, Michael C. Ritz and H. Frederick Romine would be entitled to receive severance payments in the amounts of $251,000, $206,000, $165,000 and $160,000, respectively, assuming such termination should occur in 1996.

     New Employment and Consulting Agreements. In order to ensure the participation of various members of the management of Leader in the management of Leader and Leader Federal and UPC and/or UPNB after the Effective Time, under the terms of the Supplemental Letter, UPC and/or UPNB intends to enter into new employment agreements with Messrs. Stimpson, Kirk Bailey, Champlin, Wadlington, Kershner and

Mrs. Stallings in connection with their election as officers of UPC and/or UPNB. The new employment agreement with Mr. Stimpson provides for an initial term of three years, with one year extensions of the term on each anniversary date of the effective date of the agreement provided that the Board of Directors of UPC or UPNB determines in a duly adopted resolution that Mr. Stimpson's performance has met the Board's requirements and standards and that the employment agreement should be extended. The new agreement provides for an annual base salary in an amount not less than $250,000 (Mr. Stimpson's base salary in effect as of the date of the new agreement) and permits him to participate in an equitable manner with all other senior management employees of UPC and UPNB in discretionary bonuses as their respective Boards may award from time to time and to participate in all employee benefit, retirement and welfare plans that UPC and UPNB maintain.

     The new employment agreement also provides that in the event that Mr. Stimpson's employment should be terminated without "just cause," he will be entitled to receive (i) the salary due to him for the remainder of the term of his employment agreement plus an additional twelve months, but in no event in excess of three years' salary, and (ii) the cost of obtaining all health, life, disability and other benefits which he would have been eligible to receive through the remainder of the term of his agreement. In the event his employment under the agreement should be terminated without his consent within 12 months after a change in control of UPC or UPNB, he will be entitled to receive a payment equal to the excess, if any, of the product of 2.99 times his "base amount" (as such term is defined in Section 280G(b)(3) of the Internal Revenue
Code) over the sum of any other parachute payments he receives as a result of the change in control and the liquidating payment he receives in connection with termination of his Employment Agreement. The agreement permits Mr. Stimpson to voluntarily terminate his employment within 12 months following a change in control of UPC or UPNB and be entitled to receive the above-described payment upon the occurrence of, or within 90 days following any of the following events (which have not been consented to in writing): (i) the requirement that he move his personal residence or perform his principal executive functions more than 35 miles from his primary office as of the effective date of the new agreement;
(ii) a reduction in his base compensation as in effect on the effective date of the new agreement or as may be increased from time to time; (iii) the failure by UPC or UPNB to continue to provide him with compensation and benefits substantially similar to those provided to him under any employee benefit plan in which he becomes a participant, or the taking of any action by UPC or UPNB which would directly or indirectly reduce any of such benefits or deprive him of any material fringe benefit enjoyed by him as of the date of the change in control; (iv) the assignment to him of duties and responsibilities other than those normally associated with his position; (v) the failure to elect or re-elect him to the Board of Directors of UPC or UPNB; or (vi) a material diminution or reduction in his responsibilities or authority.

     The new employment agreements to be entered into between UPC and Messrs. Kirk Bailey, Wadlington, Champlin, Kershner and Mrs. Stallings all provide for a two year term. The individuals will be entitled to a base salary at least equal to their respective base salaries as of the date of the new employment agreements and entitle the officers to participate in all employee and fringe benefits offered to UPC employees. These agreements provide that an officer's employment may be terminated for cause by either the employee or UPC or may be terminated by UPC without cause in which event the officer would be entitled to receive the greater of his or her base salary as then in effect for the remaining term of the agreement or six months' base salary as then in effect. The officers may voluntarily terminate their respective employment provided they give at least 90 days written notice of the officer's intent to terminate employment.

     In addition, Mr. Edgar Bailey has agreed to enter into a three-year consulting agreement providing for annual compensation of $150,000. The amount that Mr. Bailey will be entitled to receive as a result of the termination of his existing employment agreement has been reduced by the aggregate amount of the compensation to be received under such consulting agreement.

     Stock Options. Leader has granted stock options to certain officers and directors pursuant to the Leader Financial Corporation 1993 Stock Option and Incentive Plan (the "Leader Option Plan"). Pursuant to the Agreement, each option issued under the Leader Option Plan that is outstanding at the Effective Time will be converted into an option to purchase that number of whole shares of UPC Common Stock (and cash in lieu of fractional shares as previously described herein) equal to the number of shares of Leader Common Stock subject to such option multiplied by the Exchange Ratio. The per share exercise price under each such option shall be adjusted by dividing the per share exercise price under each such option by the Exchange Ratio and rounding up to the nearest cent. As a result of the change in control of Leader, at the Effective Time, all participants shall become fully vested in all options granted to them pursuant to the provisions of the Leader Option Plan.

     The following table sets forth with respect to the directors and executive officers of Leader (i) the number of options held by such persons, (ii) the number of shares covered by currently exercisable options held by such persons,
(iii) the numbers of shares covered by options held by such persons which will become exercisable upon consummation of the Merger, (iv) the weighted average exercise price of all such options held by such persons, and (v) the aggregate value of all such options based upon the per share value of Leader Common Stock on the Record Date:

                                                                                      WEIGHTED
                                                                        OPTIONS       AVERAGE
                                                          OPTIONS     EXERCISABLE     EXERCISE    AGGREGATE
                                              OPTIONS    CURRENTLY    UPON MERGER    PRICE PER     VALUE OF
                                               HELD     EXERCISABLE   CONSUMMATION     OPTION      OPTIONS
                                              -------   -----------   ------------   ----------   ----------
    DIRECTORS:
      Ronald E. Carrier.....................   30,440      30,440         30,440      $ 10.000    $1,080,620
      Ludwig M. Clymer......................   27,301      27,301         27,301        10.000       969,186
      James H. Daughdrill...................   24,483      24,483         24,483        10.000       869,147
      Thomas R. Dyer........................   23,225      23,225         23,225        10.000       824,488
      Arthur F. Fulmer......................   29,817      29,817         29,817        10.000     1,058,504
      James E. Harwood......................   15,731      15,731         15,731        10.000       558,451
      Spence L. Wilson......................   25,731      25,731         25,731        10.000       913,451
      Arthur N. Seessel.....................    5,000       5,000          5,000        27.313        90,938
      James E. Witherington.................    5,000       5,000          5,000        27.313        90,938
    EXECUTIVE OFFICERS:
      Edgar H. Bailey.......................  161,288     107,525        161,288        10.000     5,725,724
      Kirk P. Bailey........................   53,763      35,842         53,763        10.000     1,908,587
      Brad L. Champlin......................   25,000       7,079         25,000        10.000       887,500
      Joe H. Davis, Jr......................   26,881      17,921         26,881        10.000       954,276
      Larry C. Kershner.....................   12,500       4,167         12,500        26.906       232,422
      Will E. May...........................   26,881      17,921         26,881        10.000       954,276
      Michael C. Ritz.......................   13,441       8,961         13,441        10.000       477,156
      H. Frederick Romine...................   13,441       8,961         13,441        10.000       477,156
      Catherine C. Stallings................   40,322      26,881         40,322        10.000     1,431,431
      Ronald W. Stimpson....................   96,525      60,683         96,525        10.000     3,426,638
      David C. Wadlington...................   39,622      26,181         39,622        10.000     1,406,581

     Restricted Stock Awards. Leader has previously granted shares of Leader Common Stock pursuant to the Leader Financial Corporation Management Recognition Plan (the "MRP") to various directors and executive officers. The MRP restricts the transfer of such shares based on vesting requirements in the plan and also provides for the immediate vesting of such shares upon a change of control of Leader. As a result of the change in control in Leader, directors and executive officers shall become immediately vested in the shares awarded to them pursuant to the MRP.

     The following table sets forth with respect to its directors and executive officers (i) the number of shares of restricted Leader Common Stock held by such individuals and (ii) the dollar value of such shares.

                                                                  RESTRICTED      AGGREGATE
                                                                  SHARES HELD   VALUE OF AWARD
                                                                  -----------   --------------
    DIRECTORS:
      Ronald E. Carrier.........................................      4,408       $  200,564
      Ludwig M. Clymer..........................................      3,700          168,350
      James H. Daughdrill.......................................      3,063          139,367
      Thomas R. Dyer............................................      3,780          126,490
      Arthur F. Fulmer..........................................      4,266          194,103
      James E. Harwood..........................................      3,346          152,243
      Spence L. Wilson..........................................      3,346          152,243
      Arthur N. Seessel.........................................      1,600           72,800
      James E. Witherington.....................................      1,600           72,800
    EXECUTIVE OFFICERS:
      Edgar H. Bailey...........................................     38,709        1,761,260
      Kirk P. Bailey............................................     25,806        1,174,173
      Brad L. Champlin..........................................     25,806        1,174,173
      Joe H. Davis, Jr..........................................      9,677          440,304
      Larry C. Kershner.........................................      8,000          364,000
      Will E. May...............................................      9,677          440,304
      Michael C. Ritz...........................................      5,806          264,173
      H. Frederick Romine.......................................      5,806          264,173
      Catherine C. Stallings....................................     19,355          880,653
      Ronald W. Stimpson........................................     38,709        1,761,260
      David C. Wadlington.......................................     19,355          880,653

     Bonus Plan. UPC has agreed to permit Leader to continue to accrue for and pay cash bonuses through December 31, 1996 (or the Effective Time, if later) in a manner consistent with the requirements of its 1996 bonus plan, provided, however, that any performance or comparative data about Leader or peer companies shall be annualized using the best information reasonably available to Leader as of the Effective Time and without regard for expenses associated with the Merger.

     Indemnification; Insurance. The Agreement provides that UPC will indemnify the present and former directors, officers, employees and agents of the Leader companies (each, an "Indemnified Party") against all liabilities (including reasonable attorneys' fees and amounts paid in settlement) arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Agreement and the Option Agreement) to the full extent permitted by Tennessee law and by Leader's Charter and Bylaws as in effect as of the date of the Agreement, including provisions relating to the advancement of expenses incurred in the defense of any litigation. In any case in which approval by UPC is required to effectuate any indemnification, at the election of the Indemnified Party, the determination of any such approval will be made by independent counsel mutually agreed upon between UPC and the Indemnified Party.

     From and after the Effective Time, UPC has also agreed to use its reasonable efforts to maintain in effect directors' and officers' liability insurance coverage containing terms and conditions which are substantially no less advantageous than the coverage maintained by Leader prior to the Effective Time (unless Leader otherwise consents prior to the Effective Time) with respect to claims arising from facts or circumstances which have occurred prior to the Effective Time and covering persons who were covered by such insurance as of the date of the Agreement. However, in no event is UPC or Leader obligated to make premium payments in excess of an aggregate of $100,000 for the entire period in which such policy or policies are in effect.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material anticipated federal income tax consequences of the Merger. This summary is based on the federal income tax laws as now in effect and as currently interpreted; it does not take into account possible changes in such laws or interpretations, including amendments to applicable statutes or regulations or changes in judicial or administrative rulings, some of which may have retroactive effect. This summary does not purport to address all aspects of the possible federal income tax consequences of the Merger. In particular, and without limiting the foregoing, this summary does not address the federal income tax consequences of the Merger to shareholders in light of their particular circumstances or status (for example, as foreign persons, tax-exempt entities, dealers in securities, insurance companies, and corporations, among others). Nor does this summary address any consequences of the Merger under any state, local, estate, or foreign tax laws. Shareholders, therefore, are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger, including tax-return-reporting requirements, the application and effect of federal, foreign, state, local, and other tax laws, and the implications of any proposed changes in the tax laws.

     A federal income tax ruling with respect to this transaction has not been, and will not be, requested from the Internal Revenue Service. Instead, Alston & Bird, counsel to UPC, has rendered an opinion to Leader and UPC concerning certain federal income tax consequences of the proposed Merger under federal income tax law. It is such firm's opinion that, based upon the assumptions the Merger is consummated in accordance with Tennessee law and the Agreement and in conformity with certain factual representations made by the management of Leader and UPC, the transaction will have the following federal income tax consequences:

          (a) The Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code.

          (b) No gain or loss will be recognized to the Leader shareholders upon the receipt of UPC Common Stock solely in exchange for their shares of Leader Common Stock.

          (c) The basis of the UPC Common Stock to be received by Leader shareholders will be the same as the basis of the Leader Common Stock surrendered in the exchange, less the basis allocated to any fractional share of UPC Common Stock settled by cash payment.

          (d) The holding period of the UPC Common Stock to be received by Leader shareholders will include the holding period of the Leader Common Stock surrendered in exchange therefor, provided that the Leader Common Stock was held as a capital asset on the date of the exchange.

          (e) The payment of cash to a Leader shareholder in lieu of issuing a fractional share interest in UPC will be treated for federal income tax purposes as if the fractional share were distributed as part of the exchange and then was redeemed by UPC. This cash payment will be treated as having been received as a distribution in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Code.

     The tax opinion does not address any state, local, or other tax consequences of the Merger.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a pooling of interests. Under the pooling of interests method of accounting, the recorded amounts of the assets and liabilities of Leader will be carried forward at their previously recorded amounts.

     In order for the Merger to qualify for pooling of interests accounting treatment, substantially all (90% or more) of the outstanding Leader Common Stock must be exchanged for UPC Common Stock with substantially similar terms. There are certain other criteria that must be satisfied in order for the Merger to qualify for pooling of interests accounting treatment.

     For information concerning certain conditions to be imposed on the exchange of Leader Common Stock for UPC Common Stock in the Merger by persons deemed to be "affiliates" of Leader and certain restrictions to be imposed on the transferability of the UPC Common Stock received by those affiliates in the Merger in order, among other things, to ensure the application of pooling of interests accounting treatment, see "-- Resales of UPC Common Stock."

EXPENSES AND FEES

     The Agreement provides, in general, that each of the parties shall bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of UPC and Leader will bear and pay the filing fees and printing costs incurred in connection with the Registration Statement and this Joint Proxy Statement based on the relative asset sizes of the parties at December 31, 1995.

RESALES OF UPC COMMON STOCK

     Shares of UPC Common Stock to be issued to shareholders of Leader in connection with the Merger will be registered under the Securities Act. All shares of UPC Common Stock received by prior holders of Leader Common Stock, and all shares of UPC Common Stock issued and outstanding immediately prior to the Effective Time, upon consummation of the Merger, will be freely transferable by those shareholders of Leader and UPC who are not deemed to be "Affiliates" of Leader or UPC. "Affiliates" generally are defined as persons or entities who control, are controlled by, or are under common control with Leader or UPC (generally, executive officers and directors).

     Rules 144 and 145 promulgated by the Commission under the Securities Act restrict the sale of UPC Common Stock received in the Merger by Affiliates and certain of their family members and related interests. Generally speaking, during the two years following the Effective Time, Affiliates of Leader or UPC may resell publicly the UPC Common Stock received by them in the Merger within certain limitations as to the amount of UPC Common Stock sold in any three-month period and as to the manner of sale. After the two-year period, such Affiliates of Leader who are not affiliates of UPC may resell their shares without restriction. The ability of Affiliates to resell shares of UPC Common Stock received in the Merger under Rules 144 or 145 as summarized herein generally will be subject to UPC's having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale. Affiliates will receive additional information regarding the effect of Rules 144 and 145 on their ability to resell UPC Common Stock received in the Merger. Affiliates also would be permitted to resell UPC Common Stock received in the Merger pursuant to an effective registration statement under the Securities Act or an available exemption from the Securities Act registration requirements. This Joint Proxy Statement does not cover any resales of UPC Common Stock received by persons who may be deemed to be Affiliates of Leader or UPC.

     Leader has agreed to use its reasonable efforts to cause each person who may be deemed to be an Affiliate of Leader to execute and deliver to UPC not later than 30 days prior to the Effective Time, an agreement (each, an "Affiliate Agreement") providing that such Affiliate shall not sell, pledge, transfer, or otherwise dispose of any UPC Common Stock obtained as a result of the Merger (i) except in compliance with the Securities Act and the rules and regulations of the Commission thereunder and (ii) in any case, until after financial results covering 30 days of post-Merger operations of UPC shall have been published. Certificates representing shares of Leader Common Stock surrendered for exchange by any person who is deemed to be an Affiliate of Leader for purposes of Rule 145(c) under the Securities Act shall not be exchanged for certificates representing shares of UPC Common Stock until UPC has received such a written agreement from such person. Prior to publication of such results, UPC will not transfer on its books any shares of UPC Common Stock received by an Affiliate pursuant to the Merger. The stock certificates representing UPC Common Stock issued to Affiliates in the Merger may bear a legend summarizing the foregoing restrictions. See "-- Conditions to Consummation of the Merger."

OPTION AGREEMENT

     As an inducement and a condition to UPC entering into the Agreement, Leader and UPC entered into the Option Agreement, pursuant to which Leader granted UPC an option (the "Option") entitling UPC to purchase up to 1,973,600 shares (representing 19.9% of the shares issued and outstanding before giving effect to the exercise of such Option) of Leader Common Stock under the circumstances described below, at a cash price per share equal to $41.50, subject to adjustment in certain circumstances. This description of the Option Agreement and the Option does not purport to be complete and is qualified in its entirety by reference to the Option Agreement, which is filed as a part of Appendix I hereto and is incorporated herein by reference.

     Subject to applicable law and regulatory restrictions, UPC may exercise the Option, in whole or in part, if, but only if, a "Purchase Event" (as defined below) should occur prior to the Option's termination; provided that UPC, at the time, is not in material breach of the Option Agreement or the Agreement. As defined in the Option Agreement, "Purchase Event" means either of the following events:

          (a) without UPC's prior written consent, Leader shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend, or propose, or entered into an agreement with any third party to effect (i) a merger, consolidation, or similar transaction involving Leader or any of its subsidiaries (other than transactions solely between Leader subsidiaries); (ii) except as permitted by the Agreement, the disposition, by sale, lease, exchange, or otherwise, of 25% or more of the consolidated assets of Leader and its subsidiaries; or (iii) the issuance, sale, or other disposition of (including by way of merger, consolidation, share exchange, or any similar transaction) securities representing 25% or more of the voting power of Leader or any of its subsidiaries; or

          (b) any third party's acquiring beneficial ownership, or the right to acquire beneficial ownership, of 25% or more of the outstanding shares of Leader Common Stock.

          The Option will terminate at or upon the earliest of the following:

          (a) the Effective Time;

          (b) termination of the Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a "Preliminary Purchase Event" (as defined below) (other than a termination of the Agreement by UPC under certain circumstances involving a willful breach by Leader of a representation, warranty, covenant or agreement of Leader contained in the Agreement) (a "Default Termination");

          (c) 12 months after termination of the Agreement by UPC pursuant to a Default Termination; and

          (d) 12 months after termination of the Agreement (other than pursuant to a Default Termination) following the occurrence of a Purchase Event or a "Preliminary Purchase Event."

     As defined in the Option Agreement, "Preliminary Purchase Event" includes either of the following events:

          (a) commencement by any third party of, or filing by any third party of a registration statement under the Securities Act with respect to, a tender offer or exchange offer to purchase any shares of Leader Common Stock such that, upon consummation of such offer, such person would own or control 15% or more of the then outstanding shares of Leader Common Stock (a "Tender Offer" or an "Exchange Offer," respectively); or

          (b) failure of the shareholders of Leader to approve the Agreement at the meeting of such shareholders held for the purpose of voting on the Agreement, the failure to have such meeting prior to termination of the Agreement, or the withdrawal or modification by Leader's Board of Directors in a manner adverse to UPC of the recommendation of the Board of Directors with respect to the Agreement after public announcement that a third party
     (i) made, or disclosed an intention to make, a proposal to engage in an acquisition transaction; (ii) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer; or (iii) filed an application under certain federal statutes for approval to engage in an acquisition transaction.

     In the event of any change in Leader Common Stock by reason of a stock dividend, split-up, recapitalization, exchange of shares, or similar transaction, the type and number of securities subject to the Option, and the purchase price per share, as the case may be, would be adjusted appropriately. In the event that any additional shares of Leader Common Stock should be issued after March 9, 1996 (other than pursuant to an event described in the preceding sentence), the number of shares of Leader Common Stock subject to the Option would be adjusted so that, after such issuance, it, together with any shares of Leader Common Stock previously issued pursuant to the Option Agreement, would equal 19.9% of the number of shares then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

     Upon the occurrence of a "Repurchase Event" (as defined below) that occurs prior to the exercise or termination of the Option, at the request of UPC, delivered within 12 months of the Repurchase Event, Leader will, subject to regulatory restrictions, be obligated to repurchase the Option and any shares of Leader Common Stock theretofore purchased pursuant to the Option Agreement at a specified price.

     As defined in the Option Agreement, a "Repurchase Event" would be deemed to occur if (i) any person (other than UPC or any UPC subsidiary) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 50% or more of the then-outstanding shares of Leader Common Stock or (ii) any of the following transactions should be consummated: (a) Leader consolidates with or merges into any person, other than UPC or one of UPC's subsidiaries, and is not the continuing or surviving corporation of such consolidation or merger; (b) Leader permits any person, other than UPC or one of UPC's subsidiaries, to merge into Leader and Leader shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Leader Common Stock shall be changed into or exchanged for stock or other securities of Leader or any other person or cash or any other property or the outstanding shares of Leader Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (c) Leader sells or otherwise transfers all or substantially all of its assets to any person, other than UPC or one of UPC's subsidiaries.

     In the event that prior to the exercise or termination of the Option, Leader should enter into an agreement to engage in any of the transactions described in clause (ii) of the definition of Repurchase Event above, the agreement governing such transaction must make proper provision so that the Option will, upon consummation of such transaction, be converted into, or exchanged for, an option with terms similar to the Option, at the election of UPC, of either the acquiring person or any person that controls the acquiring person (or in the case of clause (ii)(b) above, Leader).

     After the occurrence of a Purchase Event, UPC may without the consent of Leader assign the Option Agreement and its rights thereunder in whole or in part.

     Upon the occurrence of certain events, Leader has agreed to file with the Commission and to cause to become effective certain registration statements under the Securities Act with respect to dispositions by UPC and its assigns of all or part of the Option and/or any shares of Leader Common Stock into which the Option is exercisable.

OTHER RELATED TRANSACTIONS

     Subsequent to the execution of the Agreement, Leader and UPC (or UPNB) have been discussing certain other transactions. Specifically, UPC is currently in the process of constructing a building to serve as an administrative building for Leader subsequent to the Merger. In the event the Merger is not consummated, Leader has agreed to rent the premises from UPC at a rent equivalent to market rent for similar premises. In addition, UPNB and Leader are exploring the possibility of UPNB's servicing (or acquiring) an approximately $15 million portfolio of financing leases owned by a wholly owned subsidiary of Leader Federal, Leader Leasing, Inc. Such transaction would not be conditioned upon the consummation of the Merger. The parties are also exploring the transfer of the servicing of Leader's $38 million credit card receivable portfolio to UPC.

                 EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS

     As a result of the Merger, holders of Leader Common Stock will be exchanging their shares of a Tennessee corporation governed by the Tennessee Act and Leader's Charter and Bylaws, for shares of UPC, also a Tennessee corporation governed by the Tennessee Act and UPC's Charter and Bylaws. Certain significant differences exist between the rights of Leader shareholders and those of UPC shareholders. The differences deemed material by Leader and UPC are summarized below. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of shareholders and their respective entities, and it is qualified in its entirety by reference to the Tennessee Act, UPC's Charter and Bylaws, and Leader's Charter and Bylaws.

ANTITAKEOVER PROVISIONS GENERALLY

     The provisions of UPC's Charter and Bylaws described below under the headings "-- Authorized Capital Stock," "-- Amendment of Charter and Bylaws," "-- Classified Board of Directors and Absence of Cumulative Voting,"
"-- Director Removal and Vacancies," the provisions of the Tennessee Act described under the heading "-- Business Combinations with Certain Persons," and "-- Mergers, Consolidations, and Sales of Assets Generally" are referred to herein as the "Protective Provisions." In general, one purpose of the Protective Provisions is to assist UPC's Board of Directors in playing a role if any group or person should attempt to acquire control of UPC, so that the Board can further protect the interests of UPC and its shareholders as appropriate under the circumstances, including, if the Board determines that a sale of control is in their best interests, by enhancing the Board's ability to maximize the value to be received by the shareholders upon such a sale.

     Although UPC's management believes the Protective Provisions are beneficial to UPC's shareholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, UPC's shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, UPC may be able to avoid those expenditures of time and money.

     The Protective Provisions also may discourage open market purchases by a potential acquiror. Such purchases may increase the market price of UPC Common Stock temporarily, enabling shareholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of UPC Common Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquiror to obtain control of UPC through replacing the Board of Directors and management. Furthermore, the Protective Provisions may make it more difficult for UPC's shareholders to replace the Board of Directors or management, even if a majority of the shareholders should believe such replacement is in the best interests of UPC. As a result, the Protective Provisions may tend to perpetuate the incumbent Board of Directors and management.

AUTHORIZED CAPITAL STOCK

     UPC. UPC's Charter authorizes the issuance of up to 110,000,000 shares of stock, including 100,000,000 shares of UPC Common Stock having a par value of $5.00 per share and 10,000,000 shares of preferred stock having no par value ("UPC Preferred Stock"), of which 46,120,313 shares and 3,489,336 shares, respectively were issued and outstanding as of June 30, 1996. See "DESCRIPTION OF UPC COMMON AND PREFERRED STOCK." UPC's Board of Directors may authorize the issuance of additional authorized shares of UPC Common Stock or UPC Preferred Stock without further action by UPC's shareholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which UPC's capital stock may be listed. UPC's shareholders do not have the preemptive right to purchase or subscribe to any unissued authorized shares of UPC Common Stock or UPC Preferred Stock or any option or warrant for the purchase thereof.

     The authority to issue additional shares of UPC Common Stock or UPC Preferred Stock provides UPC with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The authorized but unissued shares of UPC Common Stock or UPC Preferred Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of UPC. In addition, the sale of a substantial number of shares of UPC Common Stock or UPC Preferred Stock to persons who have an understanding with UPC concerning the voting of such shares, or the distribution or declaration of a dividend of shares of UPC Common Stock or UPC Preferred Stock (or the right to receive UPC Common Stock or UPC Preferred Stock) to UPC shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of UPC.

     In addition, in 1989, the UPC Board of Directors adopted a Share Purchase Rights Plan and distributed a dividend of one Preferred Share Unit Purchase Right ("Preferred Share Right") for each outstanding share of UPC Common Stock. Moreover, one Preferred Share Right was required to be, automatically and without further action by UPC, distributed in respect to each share of UPC Common Stock issued thereafter. The Preferred Share Rights are generally designed to deter coercive takeover tactics and to encourage all persons interested in potentially acquiring control of UPC to treat each shareholder on a fair and equal basis. Each Preferred Share Right trades in tandem with the share of UPC Common Stock to which it relates until the occurrence of certain events indicating a potential change in control of UPC. Upon the occurrence of such an event, the Preferred Share Rights would separate from UPC Common Stock and each holder of a Preferred Share Right (other than the potential acquiror) would be entitled to purchase certain equity securities at prices below their market value. UPC has authorized 750,000 shares of Series A Preferred Stock for issuance under the Share Purchase Rights Plan, but no shares have been issued as of the date of this Joint Proxy Statement. Until a Preferred Share Right is exercised, the holders thereof, as such, will have no rights as shareholders of UPC, thus they would have no right to vote or to receive dividends on the Series A shares.

     Leader. Leader's authorized capital stock consists of 50,000,000 shares including 35,000,000 shares of Leader Common Stock and 15,000,000 shares of preferred stock, par value of $1.00 per share, ("Leader Preferred Stock"), of which 9,894,078 shares of Leader Common Stock were issued and outstanding as of June 30, 1996. No shares of Leader Preferred Stock are issued or outstanding. Shares of Leader Common Stock can be issued by authorization of the Board of Directors of Leader without the approval of the shareholders except in certain instances prescribed by the Tennessee Act. Leader's shareholders do not have the preemptive right to purchase or subscribe to any unissued authorized shares of Leader Common Stock or any option or warrant for the purchase thereof.

AMENDMENT OF CHARTER AND BYLAWS

     UPC. UPC's Charter requires the affirmative vote of 66 2/3% of the outstanding shares entitled to vote to amend, alter or repeal certain provisions of the Charter regarding the election and number of directors, the approval of certain mergers, consolidations or similar transactions and to amend certain other provisions; otherwise the affirmative vote of a majority of the votes eligible to be cast is required. UPC's Charter provisions may make it more difficult for shareholders of UPC to amend certain provisions of the Charter. UPC's Bylaws may be amended by a vote of a majority of the entire Board of Directors, unless otherwise required by the Charter, or by the affirmative vote of a majority of the outstanding shares eligible to vote.

     Leader. Leader's Charter requires the affirmative vote of 80% of the outstanding shares entitled to vote to repeal, alter, amend or rescind certain provisions of the Charter regarding the shareholders' meeting and voting, election, number and removal of directors, directors' liability and indemnification, and certain antitakeover provisions at a meeting called for such purpose; except that such amendments may be made by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote if the same is first approved by a majority of the "Continuing Directors" (as defined below in "-- Business Combinations with Certain Persons"). For other amendments, the affirmative vote of a majority of the votes eligible to be cast is required. Leader's Charter provisions may make it more difficult for shareholders of Leader to amend certain provisions of the Charter. Leader's Bylaws may be repealed, altered, amended or rescinded by an affirmative vote of a majority of the Board of Directors at a duly held meeting, or by the affirmative vote of at least 80% of the outstanding shares eligible to vote cast at a meeting called for that purpose. However, Leader's Bylaws do not authorize the Board of Directors to amend the Bylaw provision permitting shareholders to amend the Bylaws.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

     UPC. UPC's Charter provides that UPC's Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office. The effect of UPC's having a classified Board of Directors is that only approximately one-third of the members of the Board are elected each year, which effectively requires two annual meetings for UPC's shareholders to change a majority of the members of the Board. The number of UPC directors shall be not less than seven nor more than 25, the exact number of which is 12 as currently specified in the Bylaws. To increase the number of directors, 66 2/3% of the directors then in office must concur.

     Pursuant to the Bylaws, each shareholder generally is entitled to one vote for each share of UPC Common Stock held and is not entitled to cumulative voting rights in the election of directors. Directors are elected by a plurality of the total votes cast by all shareholders. Without cumulative voting, the holders of more than 50% of the shares of UPC Common Stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining UPC Common Stock effectively may not be able to elect any person to the Board of Directors. The absence of cumulative voting thus could make it more difficult for a shareholder who acquires less than a majority of the shares of UPC Common Stock to obtain representation on UPC's Board of Directors.

     Leader. Leader's Charter contains similar provisions with respect to a classified board of directors and the absence of cumulative voting. However, the number of directors constituting the Leader Board of Directors shall not be less than five nor more than 15 persons, the exact number of which is 11 as currently specified in the Bylaws.

DIRECTOR REMOVAL AND VACANCIES

     UPC. UPC's Bylaws provide that directors may be removed with or without cause by the affirmative vote of the holders of 66 2/3% or more of the outstanding shares entitled to vote generally in the election of directors. UPC's Bylaws mirror the Tennessee Act and provide that vacancies on the board of directors may be filled by the board of directors (even if less than a quorum exists) or shareholders.

     Leader. Leader's Charter provides that directors may be removed for cause only upon the affirmative vote of at least 80% of the outstanding shares entitled to vote generally in the election of directors cast at a meeting called for that purpose. In addition, Leader's Charter provides that vacancies, however caused, and newly created directorships shall be filled only by a vote of at least two-thirds of the directors then in office, whether or not a quorum exists.

LIMITATIONS ON DIRECTOR LIABILITY

     UPC. UPC's Charter does not contain a provision limiting the liability of directors.

     Leader. Leader's Charter provides that a director of Leader will have no personal liability to Leader or its shareholders for monetary damages for breach of a fiduciary duty as a director, except liability for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) unlawful distributions under the Tennessee Act.

INDEMNIFICATION

     UPC. UPC's Charter and Bylaws provide for the indemnification of its directors and officers to the fullest extent permitted by Tennessee law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling UPC pursuant to the foregoing provision, UPC has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act.

     Leader. Leader's Charter includes all of the statutory provisions of the Tennessee Act with respect to indemnification of officers and directors of a for-profit business corporation. In addition, it provides for the indemnification of its directors and officers to the fullest extent permitted by Tennessee law, currently in effect or as may be amended.

SPECIAL MEETINGS OF SHAREHOLDERS

     UPC. Under UPC's Bylaws, special meetings of the shareholders of UPC may be called at any time by the Chairman of the Board of Directors, the President, the Secretary or by the holders of not less than one tenth of the shares entitled to vote at such meeting.

     Leader. Leader's Charter provides that special meetings may be called at any time, but only by the Board of Directors or a committee of the Board of Directors that has been duly designated. Leader shareholders do not have the right to call a special meeting or to require that Leader's Board of Directors call such a meeting. This provision, combined with other provisions of the Charter and the restriction on the removal of directors, would prevent a substantial shareholder from compelling shareholder consideration of any proposal (such as a proposal for a business combination) over the opposition of Leader's Board of Directors by calling a special meeting of shareholders at which such shareholder could replace the entire Board with nominees who were in favor of such proposal.

BUSINESS COMBINATIONS WITH CERTAIN PERSONS

     Tennessee Antitakeover Statutes. The Tennessee Business Combination Act (the "Tennessee BCA") generally prohibits a "business combination" (generally defined to include mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions) by a corporation or a subsidiary with an "Interested Shareholder" (generally defined as any person or entity which beneficially owns 10% or more of the voting power of any class or series of the corporation's stock then outstanding) for a period of five years after the date the person becomes an Interested Shareholder unless, prior to such date, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an Interested Shareholder and the business combination satisfies any other applicable requirements imposed by law or by the corporation's charter or bylaws. The Tennessee BCA also severely limits the extent to which a corporation or any of its officers or directors could be held liable for resisting any business combination.

     The Tennessee Control Share Acquisition Act (the "Tennessee CSAA") generally provides that any person or group of persons that acquires the power to vote more than specified levels (one-fifth, one-third or a majority) of the shares of certain domestic corporations will not have the right to vote such shares unless granted voting rights by the holders of a majority of the votes entitled to be cast, excluding "interested shares." Interested shares are those shares held by the acquiring person, officers of the corporation and employees of the corporation who are also directors of the corporation. If approval of voting power for the shares is obtained at one of the specified levels, additional shareholder approval is required when a shareholder seeks to acquire the power to vote shares at the next level. In the absence of such approval, the additional shares acquired by the shareholder may not be voted until they are transferred to another person in a transaction other than a control share acquisition. The Tennessee CSAA applies only to those Tennessee corporations whose charters or bylaws contain an express declaration that control share acquisitions in respect of the shares of such corporations are governed by and subject to the provisions of such act.

     The Tennessee Greenmail Act ("Tennessee GA") prohibits a Tennessee corporation having a class of voting stock registered or traded on a national securities exchange or registered with the Commission pursuant to Section 12(g) of the Exchange Act from purchasing, directly or indirectly, any of its shares at a price above the market value of such shares (defined as the average of the highest and lowest closing market price of such shares during the 30 trading days preceding the purchase or preceding the commencement or announcement of a tender offer if the seller of such shares has commenced a tender offer or announced an intention to seek control of the corporation) from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by such corporation or the corporation makes an offer, of at least equal value per share, to all holders of shares of such class.

     The Tennessee Act provides that no resident domestic corporation having any class of voting stock registered or traded on a national securities exchange or registered with the Commission pursuant to Section 12(g) of the Exchange Act or any of its officers or directors may be held liable at law or in equity for either having failed to approve the acquisition of shares by an interested shareholder on or before the date such shareholder became an interested shareholder, or for seeking to enforce or implement the provisions of the Tennessee BCA or the Tennessee CSAA, or for failing to adopt or recommend any charter or bylaw amendment or provision in respect of any one or more of these Acts or the Tennessee GA, or for opposing any merger, exchange, tender offer or significant disposition of the assets of the resident domestic corporation or any subsidiary of such corporation because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation's employees, customers, suppliers, the communities in which the corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the corporation's charter in connection with the merger, exchange, tender offer or significant disposition of assets.

     UPC. UPC is subject to the Tennessee BCA and the Tennessee GA. UPC's Charter and Bylaws do not contain a declaration adopting the Tennessee CSAA and, accordingly, the Tennessee CSAA will not apply to shares of UPC unless and until the Charter or the Bylaws should be amended to so provide. In addition, UPC's Charter does not include a provision authorizing its Board of Directors to consider any additional relevant factors in connection with a merger, exchange, tender offer or significant disposition of assets.

     The foregoing provisions to which UPC is subject might be deemed to make UPC less attractive as a candidate for acquisition by another company than would otherwise be the case in the absence of such provisions. For example, if another company should seek to acquire a controlling interest of less than 66 2/3% of the outstanding shares of UPC Common Stock, the acquiror would not thereby obtain the ability to replace a majority of the UPC Board until at least the second annual meeting of shareholders following the acquisition, and furthermore the acquiror would not obtain the ability immediately to effect a merger, consolidation or other similar business combination unless the described conditions were met. As a result, UPC's shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices in a takeover context. The provisions described above also may make it more difficult for UPC's shareholders to promptly replace the UPC Board or management, even if the holders of a majority of the UPC Common Stock should believe that such replacement is in the interests of UPC. As a result, such provisions may tend to perpetuate the incumbent UPC Board and management.

     Leader. Leader's Charter specifically sets forth prohibitions on the acquisition of capital stock similar to the Tennessee BCA and Tennessee CSAA. Under the Charter, for a period of five years after the completion of the conversion of Leader Federal from mutual to stock form (September 30, 1993), no person may directly or indirectly offer to acquire or acquire (which term should include every type of acquisition, whether effected by purchase, exchange, operation of law or otherwise) the beneficial ownership of more than 10% of any class of Leader's equity securities, unless prior to such date, the Continuing Directors (as defined below) approved such acquisition or offer by a two-thirds vote. In the event that such acquisition is completed, notwithstanding the foregoing, the securities beneficially owned in excess of 10% shall not be counted as shares entitled to vote, shall not be voted by any person or counted as voting shares in connection with any matter submitted to the shareholders for a vote, and shall not be counted as outstanding for purposes of determining a quorum or the affirmative vote necessary to approve any matter submitted for a shareholders' vote.

     If after the five-year period described above, any person should acquire the beneficial ownership of more than 10% of any class of Leader's equity securities without the prior approval by a two-thirds vote of the Continuing Directors, then each vote in excess of 10% of the voting power of the outstanding shares of Leader's voting stock with respect to the record holders of such voting stock in the aggregate would be entitled to cast only 1/100 of a vote, and the aggregate voting power of such record holders, so limited for all shares of

Leader's voting stock beneficially owned by such acquiring person, shall be allocated proportionately among such record holders.

     The foregoing restrictions shall not apply in certain circumstances involving an underwriting or selling group for a public sale or resale, a proxy or proxies granted to a Continuing Director, or any employee benefit plans. "Continuing Director" means any member of the Board of Directors who is unaffiliated with the "Related Person" (one who beneficially owns in the aggregate 10% or more of the outstanding Leader Common Stock or its affiliates) and was a director prior to the time that the Related Person became a Related Person, and any successor of a Continuing Director who was recommended by a majority of the Continuing Directors then on the Board of Directors.

     In addition, Leader's Charter permits the Board of Directors in determining the best interests of Leader and its shareholders when evaluating a Business Combination or tender or exchange offer to consider (in addition to the adequacy of the consideration) other factors, including social and economic effects, business and financial condition and earnings prospects of the acquiring person, and competency, experience and integrity of the acquiring person.

MERGERS, CONSOLIDATIONS, AND SALES OF ASSETS GENERALLY

     UPC. UPC's Charter generally requires the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of UPC to effect (i) any merger or consolidation with or into any other corporation, or (ii) any sale or lease or other disposition of all or substantially all of the assets of UPC to any party that beneficially owns 10% or more of the outstanding shares of UPC voting stock at the time of entering into a binding agreement for such transaction, unless UPC or a subsidiary owns a majority of the outstanding shares of all classes of capital stock entitled to vote of the other party to the transaction. This provision does not apply to the Merger because a wholly owned subsidiary of UPC is being merged with and into Leader, and Leader is not being merged with UPC directly.

     Leader. Under Leader's Charter, a Business Combination (as defined in the Charter, but limited to agreements or transactions with Related Persons) generally requires the affirmative vote of the holders of (i) at least 80% of the outstanding shares entitled to vote thereon (and, if any class or series of shares is entitled to vote thereon separately, the affirmative vote of the holders of at least two-thirds of the outstanding shares of each such class or series) and (ii) a majority of the outstanding shares entitled to vote thereon excluding shares deemed beneficially owned by a Related Person. However, only an affirmative vote of a majority of the outstanding voting shares (or as is otherwise required by any provision of Tennessee law or any agreement with any federal regulatory agency or NASDAQ) is required for a Business Combination that has been approved by at least two-thirds of the Continuing Directors at a meeting containing a quorum of such Directors (meaning two-thirds of the Continuing Directors capable of exercising the powers conferred on them). The Merger has been approved by at least two-thirds of the Continuing Directors. As a result, such super-majority vote provision is not applicable to the shareholder vote on the Merger.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

     The UPC Common Stock is traded on the NYSE under the symbol "UPC." The Leader Common Stock is quoted on the NASDAQ National Market System under the symbol "LFCT." The following table sets forth, for the indicated periods, the high and low closing sale prices for the UPC Common Stock and the Leader Common Stock as reported by the NYSE and NASDAQ National Market System, respectively, and the cash dividends declared per share of UPC Common Stock and Leader Common Stock for the indicated periods.

                                                     UPC                              LEADER
                                        ------------------------------   --------------------------------
                                                              CASH                               CASH
                                          PRICE RANGE      DIVIDENDS        PRICE RANGE       DIVIDENDS
                                        ---------------   DECLARED PER   -----------------   DECLARED PER
                                         HIGH     LOW        SHARE        HIGH       LOW        SHARE
                                        ------   ------   ------------   -------   -------   ------------
1996
  First Quarter.......................  $31.75   $29.00      $ 0.27      $44.75    $36.14       $ 0.18
  Second Quarter......................   31.25    29.63        0.27       46.38     43.50         0.18
  Third Quarter
     Through August   , 1996..........                         0.27                                 --
                                                             ------                             ------
          Total.......................                       $ 0.81                             $ 0.36
                                                             ======                             ======
1995
  First Quarter.......................  $24.50   $20.88      $ 0.23      $27.38    $20.75       $ 0.15
  Second Quarter......................   28.13    23.13        0.25       28.63     26.19         0.15
  Third Quarter.......................   30.75    26.13        0.25       36.25     28.50         0.15
  Fourth Quarter......................   32.25    29.63        0.25       39.50     38.38         0.15
                                                             ------                             ------
          Total.......................                       $ 0.98                             $ 0.60
                                                             ======                             ======
1994
  First Quarter.......................  $26.25   $23.13      $ 0.21      $21.25    $17.25           --
  Second Quarter......................   28.75    24.75        0.21       28.00     18.63           --
  Third Quarter.......................   26.00    23.50        0.23       29.63     25.50           --
  Fourth Quarter......................   24.50    19.63        0.23       26.13     19.13           --
                                                             ------                             ------
          Total.......................                       $ 0.88                                 --
                                                             ======                             ======

     On August   , 1996, the last sale prices of UPC Common Stock and Leader
Common Stock as reported on the NYSE and NASDAQ National Market System,
respectively, were $          and $          per share, respectively. On March
7, 1996, the last business day prior to public announcement of the proposed Merger, the last sale prices of the UPC Common Stock and the Leader Common Stock as reported by the NYSE and NASDAQ National Market System, respectively, were $31.50 and $38.00, respectively.

     The holders of UPC Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Although UPC currently intends to continue to pay quarterly cash dividends on the UPC Common Stock, there can be no assurance that UPC's dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors. For information with respect to provisions of the Agreement pertaining to Leader's ability to pay dividends on the Leader Common Stock during the pendency of the Merger, see "DESCRIPTION OF TRANSACTION -- Conduct of Business Pending the Merger."

     UPC is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends and fees from its subsidiary depository institutions. UPC's subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "SUPERVISION AND REGULATION -- Payment of Dividends."

                               BUSINESS OF LEADER

GENERAL

     Leader was incorporated under the laws of the State of Tennessee in March 1993 to become a savings and loan holding company with Leader Federal as its sole first tier subsidiary. Leader acquired all of the capital stock of Leader Federal issued in connection with Leader Federal's conversion from mutual to stock form in September 1993. In conjunction with Leader Federal's conversion, Leader issued 10,752,500 shares of Leader Common Stock at a price of $10.00 per share. Leader is classified as a unitary savings and loan holding company and is subject to regulation by the OTS. Its principal business is the business of Leader Federal and its subsidiaries.

     Leader Federal was incorporated as a Tennessee building and loan association in 1928 and converted to a federal mutual savings and loan association in 1934 and a federal mutual savings bank in 1989. Leader Federal's conversion from mutual to stock form was completed on September 30, 1993. Leader Federal is headquartered in Memphis, Tennessee and operates through 24 retail branch offices of which 16 are located in and around Memphis, four are located in the Nashville area and four are located in upper east Tennessee (Johnson City, Bristol and Kingsport). One branch office in the Memphis area is located in DeSoto County, Mississippi. Leader Federal also has two operations centers in Memphis. Leader Mortgage, a wholly owned mortgage banking subsidiary of Leader Federal, is active in Memphis and Nashville, Tennessee, DeSoto County, Mississippi and in Orlando and Melbourne, Florida. In addition, Leader Mortgage also participates in the Birmingham, Alabama market through its investment in a mortgage banking limited liability company located in Birmingham, Alabama and plans to invest in a mortgage banking limited liability company headquartered in Indianapolis, Indiana prior to the Effective Time. Based on total assets at March 31, 1996, Leader Federal was the largest thrift institution headquartered in the State of Tennessee and the fifth largest depository institution in Tennessee.

     Leader Federal and its subsidiaries offer a broad range of financial services and products including retail banking services and products, a variety of one- to four-family mortgage loans, commercial real estate, executive banking, warehouse and construction lending products. Through its wholly owned subsidiary, Leader Services, Leader Federal also offers a range of insurance products.

     As of March 31, 1996, Leader had total consolidated assets of $3.2 billion, total consolidated deposits of $1.6 billion and total consolidated stockholders' equity of $255 million. Leader's principal executive office is located at 158 Madison Avenue, Memphis, Tennessee 38103 and its telephone number at such address is (901) 578-2000. Additional information with respect to Leader and its subsidiaries is included in documents incorporated by reference in this Joint Proxy Statement. See "AVAILABLE INFORMATION" and "DOCUMENTS INCORPORATED BY REFERENCE."

RECENT DEVELOPMENTS

     Leader's Second Quarter 1996 Operating Results. The following table presents certain unaudited information for Leader for the three and six month periods ended June 30, 1996 and 1995.

                                                         THREE MONTHS
                                                             ENDED            SIX MONTHS ENDED
                                                          JUNE 30,(1)            JUNE 30,(1)
                                                       -----------------   -----------------------
                                                        1996      1995        1996         1995
                                                       -------   -------   ----------   ----------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                          DATA)
INCOME STATEMENT DATA
  Net interest income................................  $28,088   $21,348   $   54,295   $   41,715
  Provision for losses on loans......................    1,410     1,356        2,921        2,562
  Noninterest income.................................    7,241     5,988       13,426       11,832
  Noninterest expense................................   12,705    11,248       25,747       22,371
  Earnings before income taxes.......................   21,214    14,732       39,053       28,614
  Applicable income taxes............................    7,530     5,635       13,909       10,770
  Net earnings.......................................   13,684     9,097       25,144       17,844
PER COMMON SHARE DATA
  Net earnings
     -- primary......................................  $  1.34   $  0.90   $     2.46   $     1.78
     -- fully diluted................................     1.34      0.90         2.46         1.78
  Cash dividends.....................................     0.18      0.15         0.36         0.30
  Book value.........................................                           26.78        22.26
PROFITABILITY RATIOS
  Return on average assets...........................     1.71%     1.39%        1.59%        1.40%
  Return on average common equity....................    20.99     16.85        19.63        16.83
  Net interest income as a percentage of average
     earning assets (taxable-equivalent basis)(3)....     3.73      3.50         3.63         3.50
ASSET QUALITY DATA
  Allowance for losses on loans......................                      $   22,407   $   21,980
  Nonperforming loans................................                          12,293        8,167
  Nonperforming assets...............................                          14,291       10,651
  Allowance for losses on loans to loans.............                            1.14%        1.14%
  Nonperforming loans to loans.......................                            0.62         0.42
  Nonperforming assets to loans and foreclosed
     properties......................................                            0.72         0.55
  Allowance/nonperforming loans......................                             182          269
BALANCE SHEET DATA (AT PERIOD END)
  Total assets.......................................                      $3,211,064   $2,689,897
  Loans, net of unearned income......................                       1,972,485    1,926,189
  Investment securities
     Available for sale (Amortized cost: $707,856
       and $67,286)..................................                         717,419       69,050
     Held to maturity (Fair value: $137,376
       and $400,576).................................                         136,922      395,686
  Total deposits.....................................                       1,569,722    1,524,695
  Long-term debt (2).................................                         542,814      365,348
  Total stockholders' equity.........................                         266,390      219,739
CAPITAL RATIOS
  Equity/assets......................................                            8.30%        8.17%
  Leverage(3)........................................                            7.95         7.99

- ---------------

(1) Interim period ratios are annualized.
(2) Primarily FHLB advances to Leader Federal.
(3) Excludes the impact of the fair value adjustment for available for sale securities.

                                BUSINESS OF UPC

GENERAL

     UPC is a multi-state bank holding company and savings and loan holding company headquartered in Memphis, Tennessee. At March 31, 1996, UPC had total consolidated assets of approximately $11.4 billion, total consolidated loans of approximately $7.1 billion, total consolidated deposits of approximately $9.5 billion and total consolidated shareholders' equity of approximately $993 million. As of that date, UPC was the second-largest independent bank holding company headquartered in Tennessee as measured by total consolidated assets.

     UPC conducts its business activities through its principal bank subsidiary, the $2.2 billion asset Union Planters National Bank, founded in 1869 and headquartered in Memphis, Tennessee, and 33 other bank subsidiaries and two savings bank subsidiaries located in Tennessee, Mississippi, Missouri, Arkansas, Louisiana, Alabama and Kentucky. Through the UPC Banking Subsidiaries, UPC provides a diversified range of financial services in the communities in which it operates, including traditional banking services, consumer, commercial and corporate lending, retail banking and mortgage banking. UPC also is engaged in mortgage servicing, investment management and trust services, the issuance and servicing of credit and debit cards, and the origination, packaging and securitization of the government-guaranteed portions of Small Business Administration loans.

     Through the UPC Banking Subsidiaries, UPC operates approximately 402 banking offices. UPC's assets are allocable by state to its banking offices (before consolidating adjustments) approximately as follows: $6.0 billion in Tennessee, $2.4 billion in Mississippi, $1.0 billion in Missouri, $915 million in Arkansas, $548 million in Louisiana, $249 million in Alabama and $110 million in Kentucky.

     Acquisitions have been, and are expected to continue to be, an important part of the expansion of UPC's business. UPC completed four acquisitions in 1992, 12 in 1993, 13 in 1994, and three in 1995 adding approximately $1.6 billion in total assets in 1992, $1.3 billion in 1993, $3.8 billion in 1994, and $1.3 billion in 1995. UPC has completed two acquisitions in 1996, adding approximately $122 million in assets. Prior to the date hereof, UPC had entered into definitive agreements to acquire five additional financial institutions with total assets of $966 million. For additional information regarding these pending acquisitions, see "-- Recent Developments" below. For a discussion of UPC's acquisition program and UPC Management's philosophy on that subject, see the caption "Acquisitions" (on page 6) and Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1995, 1994 and 1993 (on pages 41 through 43) contained in UPC's Annual Report to Shareholders which is
Exhibit 13 to UPC's Annual Report on Form 10-K for the year ended December 31, 1995, which Exhibit 13 is incorporated by reference herein to the extent indicated herein.

     UPC expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions. Future acquisitions may entail the payment by UPC of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of UPC capital stock or the incurring of additional indebtedness by UPC, and could have a dilutive effect on the earnings or book value per share of UPC Common Stock. Moreover, significant charges against earnings are sometimes required incidental to acquisitions. For a description of acquisitions which are currently pending, see "-- Recent Developments -- Pending Acquisitions" below.

     UPC's corporate office is located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and its telephone number is (901) 383-6000. Additional information concerning UPC is included in the documents incorporated by reference in this Joint Proxy Statement. See "AVAILABLE INFORMATION" and "DOCUMENTS INCORPORATED BY REFERENCE."

RECENT DEVELOPMENTS

     Recently Completed Acquisitions. Since December 31, 1995, UPC has completed the acquisition of the following institutions (collectively, the "Recently Completed Acquisitions").

                                                                                    CONSIDERATION
                                                                                ---------------------
                                                                                 APPROXIMATE
                           INSTITUTION                             ASSET SIZE       VALUE       TYPE
- -----------------------------------------------------------------  ----------   -------------   -----
                                                                             (IN MILLIONS)
First Bancshares of Eastern Arkansas, Inc., West Memphis,
  Arkansas, and its subsidiary, First National Bank of West
  Memphis, Arkansas..............................................     $ 60         $ 10.9       Cash
First Bancshares of N.E. Arkansas, Inc., Osceola, Arkansas, and
  its subsidiary, First National Bank of Osceola, Arkansas.......       62            9.2       Cash
                                                                   -------         ------
          Total..................................................     $122          $20.1
                                                                   =======         ======

     Pending Acquisitions. UPC has entered into definitive agreements to acquire the following five financial institutions in addition to Leader, which UPC's management considers probable of consummation and which are expected to close in 1996 or the first quarter of 1997 (collectively, the "Other Pending Acquisitions").

                  INSTITUTION                       ASSET SIZE          TYPE OF CONSIDERATION
- -----------------------------------------------  ----------------   ------------------------------
                                                 (IN MILLIONS)(1)
Eastern National Bank, Miami, Florida(2).......        $286         Cash, Notes and UPC Series E
                                                                      Preferred Stock(3)
Valley Federal Savings Bank in Sheffield,
  Alabama......................................         119         Approximately 435,000 shares
                                                                    of UPC Common Stock
Franklin Financial Group, Inc., Morristown,
  Tennessee, and its subsidiary, Franklin
  Federal Savings Bank.........................         137         Approximately 738,000 shares
                                                                    of UPC Common Stock
BancAlabama, Inc. in Huntsville, Alabama and
  its subsidiary BankAlabama -- Huntsville.....          98         Approximately 415,000 shares
                                                                    of UPC Common Stock
Financial Bancshares, Inc., St. Louis, Missouri
  and its subsidiaries, First Financial Bank of
  St. Louis, Missouri; Citizens First Financial
  Bank in Dexter, Missouri; First Financial
  Bank of Southeast Missouri in Sikeston,
  Missouri; First Financial Bank of Mississippi
  County in East Prairie, Missouri; and First
  Financial Bank of Ste. Genevieve, Missouri
  ("FBI")(4)...................................         326         Approximately 1,220,000 shares
                                                                      of UPC Common Stock
                                                     ------
                                                       $966
                                                     ======

- ---------------

(1) At March 31, 1996.
(2) UPC's management expects to complete the acquisition of Eastern National Bank ("ENB") on or before December 31, 1996, provided that disputes between ENB's shareholders and agencies of the Republic of Venezuela and others in the United States District Court for the Southern District of Florida shall have been resolved to the satifaction of UPC by that date.
(3) Cash in the amount of $4.5 million, UPC Promissory Notes in the aggregate original principal amount of $14.5 million, and up to 317,458 shares of Series E Preferred Stock of UPC.
(4) The FBI Acquisition is not included in the "Equivalent and Pro Forma Per Share Data" or the "Pro Forma Condensed Consolidated Financial Information" and was not included in UPC's pro forma financial statements in UPC's Current Report on Form 8-K dated May 22, 1996. The definitive agreement was executed June 27, 1996 and was subject to a 30-day due diligence period ending July 27, 1996. Since this definitive agreement was executed after the pro forma financial statements were filed and this acquisition is not considered significant to the overall pro forma financial information of UPC, the pro formas were not amended to include FBI.

     Earnings Considerations Related to Pending Acquisitions. It is expected that either UPC or the institutions to be acquired in connection with the Merger and the Other Pending Acquisitions will incur charges arising from such acquisitions and to the assimilation of those institutions into the UPC organization.

Anticipated charges would normally arise from matters such as, but not limited to, legal and accounting fees, financial advisory fees, consulting fees, payment of contractual benefits triggered by a change of control, early retirement and involuntary separation and related benefits, costs associated with elimination of duplicate facilities and branch closures, data processing charges, cancellation of vendor contracts, the potential for additional provisions for loan losses and similar costs which normally arise from the consolidation of operational activities.

     Aggregate charges expected to arise with respect to the acquisition of Leader and the Other Pending Acquisitions have been preliminarily estimated to be in the range of $17 million to $22 million after taxes, which does not include a potential after-tax charge of approximately $6 million for the recapture of Leader Federal's thrift bad debt reserve, which, under existing law, would be triggered by the assimilation of Leader Federal's branches into UPC's principal subsidiary, UPNB, and certain other banking subsidiaries. If enacted by the Congress, pending legislation would eliminate or substantially decrease the federal income taxes associated with a recapture of a thrift institution's bad debt reserve. There is no assurance that such pending legislation will in fact be passed this year although both the House and Senate have approved the content of the legislation. As of this date, the pending legislation relative to the recapture of a savings institution's bad debt reserves has not been submitted for independent consideration, but has been attached to other bills which contain provisions on which the House and Senate are still debating. Should the bad debt reserve legislation not pass this year, UPC may still merge Leader Federal into UPNB, thereby triggering a recapture of Leader Federal's bad debt reserve and incurring expense of approximately $6 million, should it be determined that the cost savings associated with the consolidation of Leader Federal's and UPNB's banking operations would exceed the tax expense. UPC is unable to predict if or when such bad debt reserve recapture legislation will be passed. In addition, the range of estimated potential charges set forth above does not take into account any potential assessment for recapitalization of the Savings Association Insurance Fund discussed below under the heading " -- Earnings Considerations Relating to Potential Special Regulatory Assessment." To the extent that UPC's recognition of these acquisition-related charges is contingent upon consummation of a particular transaction, those charges would be recognized in the period in which such transaction closes. This range of potential charges is based on currently available information as well as preliminary estimates and is subject to change. The range is provided as a preliminary estimate of the significant charges which may in the aggregate be required and should be viewed accordingly. These charges are not reflected in the pro forma consolidated financial statements.

     Earnings Considerations Relating to Potential Special Regulatory Assessment. There are several proposals currently under consideration by the U.S. Congress, the purpose of which is to provide additional financing for the Savings Association Insurance Fund ("SAIF") and to provide for interest payments on the Financing Corporation ("FICO") bonds issued in connection with earlier Congressional efforts to support the then failing thrift industry. A common feature of these proposals is a one-time special assessment of from 70 to 85 basis points on all deposits insured by the SAIF ($0.70 to $0.85 per $100 of covered deposits) ("SAIF-Insured Deposits"). All SAIF-Insured Deposits may not be subject to an assessment at the 70 to 85 basis point level. Those SAIF-Insured Deposits which have been acquired by banks in so-called Oakar transactions ("Oakar Deposits") may be assessed at a lower rate, (one proposal suggests 20% lower.) In addition to the special assessment on SAIF-Insured Deposits, the proposals also contemplate annual assessments on deposits which are insured by the Bank Insurance Fund ("BIF") ("BIF Deposits"). The assessment on BIF Deposits would be for the purpose of providing financial support to pay approximately $600 million annually in interest on the FICO bonds until they mature in 2017. It is unknown at this time what the assessment level will be on BIF Deposits, but it has been suggested that the assessment will be approximately 2.4 basis points ($0.024 per $100 of covered deposits). The proposals generally provide that such assessments will reduce the paying institution's taxable income. At March 31, 1996, UPC's Banking Subsidiaries held approximately $1.4 billion in SAIF-Insured Deposits, approximately $1.0 billion of which are Oakar Deposits. At March 31, 1996, Leader held approximately $1.6 billion in SAIF-Insured Deposits and the Other Pending Acquisitions held approximately $217 million in SAIF-Insured Deposits. If the Leader Merger, all Recently Completed and

Other Pending Acquisitions had been consummated by March 31, 1996, then UPC's subsidiaries would have held approximately $3.2 billion in SAIF-Insured Deposits, approximately $1.0 billion of which would have been Oakar Deposits, assuming the savings associations to be acquired (Leader, Valley Federal and Franklin Federal) had not been merged into other UPC Banking Subsidiaries. Should the proposed legislation be adopted at levels indicated, both UPC and Leader, as well as all other financial institutions with insured deposits, would be required to take significant charges in relation to these special assessments. These proposals to recapitalize the SAIF have not passed and are under strong criticism by the banking industry. It is questionable whether any such legislation will actually pass in 1996, however UPC does expect some form of legislation to be passed in the near future relative to the recapitalization of the SAIF and that such legislation will provide for special assessments at or above the levels discussed above against both SAIF-Insured Deposits and BIF Deposits.

     A number of other related proposals are also under consideration relating to the elimination of the thrift charter and the conversion of all federally-chartered thrifts to state-chartered banks or national banks, the merger of the OTS into the Office of the Comptroller of the Currency ("OCC"), and the recapture of the post-1987 bad debt reserves of savings institutions. It is not expected that any such proposals would have a material adverse impact on UPC, either before or after considering the pending acquisitions, except to the extent such proposals are tied to the recapitalization of the SAIF as discussed above. However, none of these proposals are currently in a definitive form, are subject to amendment, and UPC is unable to predict with any accuracy the impact any such proposals will have on UPC and its subsidiaries when and if actually passed. See "CERTAIN REGULATORY CONSIDERATIONS."

     UPC's Second Quarter 1996 Operating Results. The following table presents certain unaudited information for UPC for the three and six month periods ended June 30, 1996 and 1995. Reference is made to UPC's press release dated July 18, 1996, which is included in UPC's Current Report on Form 8-K dated July 18, 1996. See "DOCUMENTS INCORPORATED BY REFERENCE."

                                                 THREE MONTHS ENDED          SIX MONTHS ENDED
                                                    JUNE 30,(1)                JUNE 30,(1)
                                                --------------------    --------------------------
                                                  1996        1995         1996           1995
                                                --------    --------    -----------    -----------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
  Net interest income.........................  $116,843    $110,725    $   232,316    $   219,564
  Provision for losses on loans...............     7,870       2,316         15,851          4,538
  Investment securities gains (losses)........         6          18             66             (3)
  Other noninterest income....................    41,267      39,607         81,404         75,707
  Noninterest expense.........................    89,210      93,706        178,362        184,371
  Earnings before income taxes................    61,036      54,328        119,573        106,359
  Applicable income taxes.....................    20,393      17,877         39,786         34,251
  Net earnings................................    40,643      36,451         79,787         72,108
PER COMMON SHARE DATA
  Net earnings
     -- primary...............................  $   0.84    $   0.77    $      1.66    $      1.52
     -- fully diluted.........................      0.80        0.73           1.58           1.45
  Cash dividends..............................      0.27        0.25           0.54           0.48
  Book value..................................                                19.96          17.87
PROFITABILITY RATIOS
  Return on average assets....................      1.45%       1.35%          1.42%          1.34%
  Return on average common equity.............     17.44       17.88          17.40          18.01
  Net interest income as a percentage of
     average earning assets
     (taxable-equivalent basis)(3)............      4.65        4.60           4.63           4.58
ASSET QUALITY DATA
  Allowance for losses on loans...............                          $   136,255    $   132,884
  Nonperforming loans.........................                               38,346         32,896
  Nonperforming assets........................                               45,264         39,947
  Allowance for losses on loans to loans......                                 1.90%          1.91%
  Nonperforming loans to loans................                                 0.53           0.47
  Nonperforming assets to loans and foreclosed
     properties...............................                                 0.63           0.57
  Allowance/nonperforming loans...............                                  355            404
BALANCE SHEET DATA (AT PERIOD END)
  Total assets................................                          $11,367,625    $10,921,482
  Loans, net of unearned income...............                            7,169,872      6,960,602
  Investment securities
     Available for sale (Amortized cost:
       $3,049,657 and $1,531,222).............                            3,053,759      1,532,593
     Held to maturity (Fair value: $1,130,005
       at June 30, 1995)......................                                   --      1,106,952
  Total deposits..............................                            9,343,893      9,291,329
  Long-term debt(2)...........................                              473,144        440,814
  Total shareholders' equity..................                            1,007,608        897,066
CAPITAL RATIOS
  Equity/assets...............................                                 8.86%          8.21%
  Leverage(3).................................                                 8.49           7.88

- ---------------

(1) Interim period ratios are annualized.
(2) Includes subsidiary banks' long-term debt (primarily FHLB advances) of $259.7 million and $325.4 million at June 30, 1996 and 1995, respectively.
(3) Excludes the impact of the fair value adjustment for available for sale securities.

                       CERTAIN REGULATORY CONSIDERATIONS

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to UPC and Leader. For additional information regarding community reinvestment, transactions with affiliates, brokered deposits, safety and soundness standards, and depositor preference, see
Part I, Item 1 of UPC's Annual Report on Form 10-K for the year ended December 31, 1995, under the caption GOVERNMENTAL SUPERVISION AND REGULATION OF FINANCIAL INSTITUTIONS which information is hereby incorporated by reference in this Joint Proxy Statement.

GENERAL

     UPC is a bank holding company registered with the Federal Reserve under the BHC Act. As such, UPC and its non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve. In addition, as savings and loan holding companies, both UPC and Leader are registered with the OTS under the HOLA and are subject to regulation, supervision, examination, and reporting requirements of the OTS (Leader is not a bank holding company).

     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company. Similar federal statutes require savings and loan holding companies and other companies to obtain the prior approval of the OTS before acquiring direct or indirect ownership or control of a savings association.

     The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977, as amended (the "CRA"), discussed below and in Part I, Item 1 of UPC's Annual Report on Form 10-K.

     The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Banking Act"), which became effective on September 29, 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that UPC and any other bank holding company located in Tennessee may now acquire a bank located in any other state, and any bank holding company located outside of Tennessee may lawfully acquire any Tennessee-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. As of the date of this Joint Proxy Statement, Tennessee has not "opted in" nor "opted out." Assuming no state action prior to June 1, 1997, UPC would be able to consolidate all of its bank subsidiaries into a single bank with interstate branches following that date, however its present intention is to maintain separately chartered regional banks to serve each of UPC's significant geographical service areas.

     The BHC Act generally prohibits UPC from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of

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

any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible non-banking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

     Each of the banking and thrift subsidiaries of UPC and Leader is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and as such, its deposits are insured by the FDIC to the maximum extent provided by law. Each such subsidiary is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

     All of UPC's Banking Subsidiaries that are state-chartered banks which are not members of the Federal Reserve System, are subject to regulation, supervision, and examination by the FDIC and the state banking authorities of the states in which they are located. The banking subsidiaries of UPC that are national banking associations are subject to regulation, supervision, and examination by the OCC and the FDIC. The thrift subsidiaries of UPC and Leader are subject to regulation, supervision, and examination by the OTS and the FDIC. The federal banking regulator for each of the banking and thrift subsidiaries of UPC and Leader, as well as the appropriate state banking authorities in the case of those depository institution subsidiaries that are state-chartered, regularly examine the operations of each of the banking and thrift subsidiaries of UPC and Leader and are given authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

     UPC and Leader are legal entities separate and distinct from their banking, thrift, and other subsidiaries. The principal sources of cash flow of both UPC and Leader, including the cash flow required to pay dividends to their respective shareholders, are dividends and management fees received from their banking and thrift subsidiaries. There are statutory and regulatory limitations on the payment of dividends by these depository-institution subsidiaries to UPC and Leader, as well as by UPC and Leader to their shareholders.

     All of UPC's Banking Subsidiaries are subject to the respective laws and regulations of the states in which they are chartered as to the payment of dividends. Each national banking association subsidiary of UPC is required by federal law to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared by the bank in any year would exceed the total of (i) such bank's net profits (as defined and interpreted by regulation) for that year, plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers to surplus. In addition, national banks may lawfully pay only dividends to the extent that their retained net profits (including the portion transferred to surplus) exceed statutory bad debts (as defined by regulation).

     If, in the opinion of its federal banking regulator, a bank or thrift under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "-- Prompt Corrective Action." Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

     At March 31, 1996, under dividend restrictions imposed under federal and state laws, the banking and thrift subsidiaries of UPC and Leader, without obtaining governmental approvals, could have lawfully declared aggregate dividends to UPC and Leader of approximately $30.9 million and $53.4 million, respectively.

     The payment of dividends by UPC and Leader and their banking and thrift subsidiaries may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

     UPC, Leader, and their respective banking and thrift subsidiaries are required to comply with the capital adequacy standards established by the Federal Reserve and OTS in the case of UPC and Leader, respectively, and by the appropriate federal banking regulator in the case of each of their banking and thrift subsidiaries. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered to be "well-capitalized."

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weighting. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

     The minimum guideline for the ratio ("Risk-Based Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least one-half of Total Capital must consist of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At March 31, 1996, UPC's consolidated Risk-Based Capital Ratio and its Tier 1 Risk-Based Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 16.58% and 12.89%, respectively, and Leader's consolidated Risk-Based Capital and Tier 1 Risk-Based Capital Ratios were 18.73% and 17.68% respectively.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. UPC's and Leader's respective Leverage Ratios at March 31, 1996, were 8.22% and 7.89%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

     Each of UPC's and Leader's banking and thrift subsidiaries is subject to risk-based and leverage capital requirements adopted by its federal banking regulator, which are substantially similar to those adopted by the

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

Federal Reserve for bank holding companies. Each of the banking and thrift subsidiaries was deemed to be "well-capitalized" under applicable capital guidelines as of March 31, 1996. Neither UPC, Leader, nor any of their banking and thrift subsidiaries has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

     Failure to meet capital guidelines could subject a bank (or thrift) to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "-- Prompt Corrective Action."

     The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve, the OCC, and the FDIC have, pursuant to FDICIA, proposed an amendment to the risk-based capital standards that would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The OTS has already included an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

SUPPORT OF SUBSIDIARY BANKS

     Under Federal Reserve policy, UPC is expected to act as a source of financial strength for, and to commit resources to support, each of its banking subsidiaries. This support may be required at times when, absent such Federal Reserve policy, UPC may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary would be assumed by the bankruptcy trustee and entitled to priority of payment.

     Under the Federal Deposit Insurance Act ("FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with
(i) the default of a commonly controlled FDIC-insured depository institution or
(ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The banking and thrift subsidiaries of UPC and Leader are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of these subsidiaries would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the banks' or the thrifts' depository institution affiliates, and a potential loss of UPC's investments in such other banking and thrift subsidiaries.

PROMPT CORRECTIVE ACTION

     FDICIA establishes a system of "prompt corrective action" to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the appropriate banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

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

     Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a Risk-Based Capital Ratio of 10% or greater, a Tier 1 Risk-Based Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be "well capitalized." An institution with a Risk-Based Capital Ratio of 8.0% or greater, a Tier 1 Risk-Based Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Risk-Based Capital Ratio of less than 8.0%, a Tier 1 Risk-Based Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be "undercapitalized." A depository institution that has a Risk-Based Capital Ratio of less than 6.0%, a Tier 1 Risk-Based Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be "significantly undercapitalized," and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution will meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to, or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

     For those institutions that are significantly undercapitalized or undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" exception to the requirements of Section 23A of the Federal Reserve Act did not exist; (iv) otherwise restrict transactions with bank or non-bank affiliates; (v) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region"; (vi) restrict asset growth or reduce total assets; (vii) alter, reduce, or terminate activities; (viii) hold a new election of directors; (ix) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution; (x) employ "qualified" senior executive officers; (xi) cease accepting deposits from correspondent depository institutions; (xii) divest certain nondepository affiliates which pose a danger to the institution; or
(xiii) be divested by a parent holding company. In addition, without the prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer.

     At March 31, 1996, all of the banking and thrift subsidiaries of both UPC and Leader had the requisite capital levels to qualify as "well capitalized."

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

FDIC INSURANCE ASSESSMENTS

     In July 1993, the FDIC adopted a new risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system, which went into effect on January 1, 1994, and replaced a transitional system that the FDIC had utilized for the 1993 calendar year, assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the categories described above under "Prompt Corrective Action," with the undercapitalized category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, as well as the prior transitional system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for members of both the BIF and the SAIF for the first half of 1995, as they had been during 1994, ranged from 23 basis points (0.23% of deposits) for an institution in the highest category (i.e., "well capitalized" and "healthy") to 31 basis points (0.31% of deposits) for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern"). These rates were established for both funds to achieve a designated ratio of reserves to insured deposits (i.e., 1.25%) within a specified period of time.

     Once the designated ratio for the BIF was reached, which appears to have occurred some time during May 1995, the FDIC was authorized to reduce the minimum assessment rate below 23 basis points and to set future assessment rates at such levels that would maintain a fund's reserve ratio at the designated level. More recently, on November 14, 1995, the FDIC announced that, beginning in 1996, it would reduce the deposit insurance premiums for BIF members in the highest capital and supervisory categories to $2,000 per year, regardless of deposit size. The FDIC has also elected to retain the existing assessment rate of 23 to 31 basis points for SAIF members for the foreseeable future given the undercapitalized status of that insurance fund.

     Several proposed bills have been introduced into the United States legislature, the main purpose of which is to provide additional capitalization of the SAIF and to provide funds to pay interest and/or principal on bonds issued to finance governmental costs associated with the savings and loan industry. A common feature of the proposed legislation is a one-time payment to the SAIF and BIF by both savings associations and banks. The consideration of these proposed bills is ongoing, and at this time it is impossible to state with accuracy the amounts, if any, Leader and UPC, or any of their subsidiaries, will be required to pay in connection with any such legislation should it be passed, or the effect such payments, if any, will have on the financial condition of Leader or UPC. See "BUSINESS OF UPC -- Recent Developments -- Earnings Considerations Relating to Potential Special Regulatory Assessment".

     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

PROPOSED LEGISLATION

     Because of concerns relating to the competitiveness and the safety and soundness of the industry, the Congress continues to consider a number of wide-ranging proposals for altering the structure, regulation, and competitive relationships of the nation's financial institutions. Among such bills are proposals to combine banks and thrifts into a unified charter, to alter the statutory separation of commercial and investment banking, and to further expand the powers of depository institutions, bank holding companies, and competitors of depository institutions. It cannot be predicted whether or in what form any of these proposals will be adopted or the extent to which the business of UPC or Leader may be affected thereby.

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

                 DESCRIPTION OF UPC COMMON AND PREFERRED STOCK

     UPC's Charter currently authorizes the issuance of 100,000,000 shares of UPC Common Stock and 10,000,000 shares of UPC Preferred Stock. As of June 30, 1996, 46,120,313 shares of UPC Common Stock were issued and outstanding and approximately 1,125,000 shares were subject to issuance through the exercise of options granted pursuant to UPC's 1992 and 1983 Stock Option Plans and other employee, officer and director benefit plans; approximately 500,000 shares were authorized for issuance pursuant to said plans but not yet subject to option grants or otherwise issued; and approximately 4,758,492 shares were authorized for issuance and reserved for conversion of certain outstanding shares of UPC Preferred Stock. In addition, as of June 30, 1996, 3,489,336 shares of UPC's 8% Cumulative, Convertible Preferred Stock, Series E (the "Series E Preferred Stock") were issued and outstanding. As of June 30, 1996, none of UPC's authorized shares of Series A Preferred Stock were issued and outstanding nor is management aware of the existence of circumstances from which it may be inferred that such issuance is imminent. THE CAPITAL STOCK OF UPC DOES NOT REPRESENT OR CONSTITUTE A DEPOSIT ACCOUNT AND IS NOT INSURED BY THE FDIC, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY GOVERNMENTAL AGENCY.

UPC COMMON STOCK

     General. Shares of UPC Common Stock may be issued at such time, or times and for such consideration (not less than the par value thereof) as the UPC Board may deem advisable, subject to such limitations as may be set forth in the laws of the State of Tennessee, UPC's Charter or Bylaws or the rules of the NYSE. Union Planters National Bank, a wholly-owned subsidiary of UPC, is the Registrar, Transfer Agent and Dividend Disbursing Agent for shares of UPC Common Stock. Its street address is Union Planters National Bank, Corporate Trust Department, 6200 Poplar Avenue, Third Floor, Memphis, Tennessee 38119. Its mailing address is P.O. Box 387, Memphis, Tennessee 38147.

     Dividends. Subject to the preferential dividend rights applicable to outstanding shares of the UPC Preferred Stock and subject to applicable requirements, if any, with respect to the setting aside of sums for purchase, retirement or sinking funds, if any, for all outstanding UPC Preferred Stock, the holders of the UPC Common Stock are entitled to receive, to the extent permitted by law, only such dividends as may be declared from time to time by the UPC Board.

     UPC has the right to, and may from time to time, enter into borrowing arrangements or issue other debt instruments, the provisions of which may contain restrictions on payment of dividends and other distributions on UPC Common Stock and UPC Preferred Stock; however, UPC has no such arrangements in effect at the date hereof.

     Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of UPC, after distribution in full of the preferential amounts required to be distributed to the holders of UPC Preferred Stock, holders of UPC Common Stock will be entitled to receive all of the remaining assets of UPC, of whatever kind, available for distribution to shareholders ratably in proportion to the number of shares of UPC Common Stock held. The UPC Board may distribute in kind to the holders of UPC Common Stock such remaining assets of UPC or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other person or entity and receive payment therefor in cash, stock or obligations of such other person or entity, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of UPC Common Stock. Neither the merger or consolidation of UPC into or with any other corporation, nor the merger of any other corporation into UPC, nor any purchase or redemption of shares of stock of UPC of any class, shall be deemed to be a dissolution, liquidation or winding-up of UPC for purposes of this paragraph.

     Because UPC is a holding company, its right and the rights of its creditors and shareholders, including the holders of UPC Preferred Stock and UPC Common Stock, to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of such subsidiary's creditors except to the extent that UPC itself may be a creditor having recognized claims against such subsidiary.

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

     For a further description of UPC Common Stock, see "EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS."

UPC PREFERRED STOCK

     Series A Preferred Stock. UPC's Charter was amended on July 18, 1996 to increase the number of shares of Series A Preferred Stock authorized and currently provides for the issuance of up to 750,000 shares (subject to adjustment by action of the UPC Board) of Series A Preferred Stock under certain circumstances involving a potential change in control of UPC. None of such shares are outstanding and management is aware of no facts suggesting that issuance of such shares may be imminent. The Series A Preferred Stock is described in more detail in UPC's Registration Statement on Form 8-A dated January 19, 1989, and filed February 1, 1989 (Commission File No. 0-6919) which is incorporated by reference herein. On July 18, 1996 the UPC Board of Directors authorized the amendment of UPC's Charter to designate an additional 500,000 shares of Series A Preferred Stock. The amendment will become effective upon filing with the Tennessee Secretary of State.

     Series B Preferred Stock. All 44,000 outstanding shares of Series B Preferred Stock were converted by the holder into 339,765 shares of UPC Common Stock on April 30, 1996, such that no Series B Preferred Stock remains outstanding at the date hereof.

     Series E Preferred Stock. 3,489,336 shares of Series E Preferred Stock were outstanding as of June 30, 1996. Up to 317,458 shares of Series E Preferred Stock are expected to be issued upon consummation of UPC's pending acquisition of ENB, if and when adverse claims to ENB's stock shall have been resolved to UPC's satisfaction in pending court proceedings. See "BUSINESS OF UPC -- Recent Developments -- Other Pending Acquisitions." All shares of Series E Preferred Stock have a stated value of $25.00 per share. Dividends are payable at the rate of $0.50 per share per quarter and are cumulative. The Series E Preferred Stock is convertible at the election of the holder at the rate of 1.25 shares of UPC Common Stock for each share of Series E Preferred Stock. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25.00 per share plus unpaid dividends accrued thereon and, at UPC's option and with the prior approval of the Federal Reserve, are subject to redemption by UPC at any time or from time to time after March 31, 1997 at a redemption price of $25.00 per share plus any unpaid dividend. Holders of Series E Preferred Stock have no voting rights except as required by law and in certain other limited circumstances.

                             SHAREHOLDER PROPOSALS

     UPC expects to hold its next annual meeting of shareholders after the Merger during April 1997. Under Commission rules proposals of UPC shareholders intended to be presented at that meeting must be received by UPC at its principal executive offices no later than the date specified in UPC's 1996 annual meeting proxy statement. It is not currently anticipated that Leader will hold its 1997 annual meeting unless the Merger should not be consummated. In the event the Merger is not consummated, proposals of Leader shareholders intended to be presented at that meeting must be received by Leader at its principal executive offices no later than November 24, 1996.

                                    EXPERTS

     The consolidated financial statements of Union Planters Corporation incorporated in this Joint Proxy Statement by reference to the Annual Report on Form 10-K of Union Planters Corporation for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated statements of financial position of Leader and its subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995, incorporated in this Joint Proxy Statement by reference to the Annual Report on Form 10-K of Leader Financial Corporation for the year ended

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

December 31, 1995 and UPC's Current Report on Form 8-K, dated April 1, 1996, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their report which is incorporated herein by reference and in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

     The report of KPMG Peat Marwick LLP refers to changes in the accounting principles related to the adoption in 1994 of the provisions of the American Institute of Certified Public Accountants' Statement of Position 93-6, Employer's Accounting for Employee Stock Ownership Plans, and in 1993 of the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, and No. 115, Accounting for Certain Investments in Debt and Equity Securities.

                                    OPINIONS

     The validity of the shares of the UPC Common Stock offered hereby will be passed upon by E. James House, Jr., Secretary and Manager of the Legal Department of UPC. E. James House, Jr. is an officer of, and receives compensation from UPC.

     Certain tax consequences of the transaction have been passed upon by Alston & Bird, Atlanta, Georgia.

                              INDEX TO APPENDICES

APPENDIX
- --------
     I      --   Agreement and Plan of Merger between Union Planters Corporation and Leader
                 Financial Corporation, dated as of March 8, 1996, together with the
                 Supplemental Letter dated March 8, 1996 and Stock Option Agreement dated March
                 9, 1996
    II      --   Form of Plan of Merger of UPC Merger Subsidiary, Inc. with and into Leader
                 Financial Corporation
   III      --   Fairness Opinion of Sandler O'Neill & Partners, L.P.
    IV      --   Fairness Opinion of Stifel, Nicolaus & Company, Incorporated

                                                                      APPENDIX I

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                          LEADER FINANCIAL CORPORATION

                                      AND

                           UNION PLANTERS CORPORATION

                           DATED AS OF MARCH 8, 1996

                               TABLE OF CONTENTS

                                                                                           PAGE
                                                                                           ----
Parties..................................................................................    1
Preamble.................................................................................    1
ARTICLE 1 -- TRANSACTIONS AND TERMS OF MERGER............................................    1
       1.1  Merger.......................................................................    1
       1.2  Time and Place of Closing....................................................    1
       1.3  Effective Time...............................................................    1
       1.4  Execution of Stock Option Agreement..........................................    2
ARTICLE 2 -- TERMS OF MERGER.............................................................    2
       2.1  Charter......................................................................    2
       2.2  By-laws......................................................................    2
       2.3  Directors and Officers.......................................................    2
ARTICLE 3 -- MANNER OF CONVERTING SHARES.................................................    2
       3.1  Conversion of Shares.........................................................    2
       3.2  Anti-Dilution Provisions.....................................................    2
       3.3  Shares Held by Leader or UPC.................................................    3
       3.4  Fractional Shares............................................................    3
       3.5  Conversion of Stock Options; Restricted Stock................................    3
ARTICLE 4 -- EXCHANGE OF SHARES..........................................................    4
       4.1  Exchange Procedures..........................................................    4
       4.2  Rights of Former Leader Shareholders.........................................    4
ARTICLE 5 -- REPRESENTATIONS AND WARRANTIES OF LEADER....................................    5
       5.1  Organization, Standing, and Power............................................    5
       5.2  Authority; No Breach By Agreement............................................    5
       5.3  Capital Stock................................................................    6
       5.4  Leader Subsidiaries..........................................................    6
       5.5  SEC Filings; Financial Statements............................................    7
       5.6  Absence of Undisclosed Liabilities...........................................    7
       5.7  Absence of Certain Changes or Events.........................................    7
       5.8  Tax Matters..................................................................    7
       5.9  Allowance for Possible Loan Losses...........................................    8
      5.10  Assets.......................................................................    8
      5.11  Intellectual Property........................................................    9
      5.12  Environmental Matters........................................................    9
      5.13  Compliance With Laws.........................................................    9
      5.14  Labor Relations..............................................................   10
      5.15  Employee Benefit Plans.......................................................   10
      5.16  Material Contracts...........................................................   11
      5.17  Legal Proceedings............................................................   12
      5.18  Reports......................................................................   12
      5.19  Statements True and Correct..................................................   12
      5.20  Accounting, Tax, and Regulatory Matters......................................   13
      5.21  State Takeover Laws..........................................................   13
      5.22  Charter Provisions...........................................................   13
ARTICLE 6 -- REPRESENTATIONS AND WARRANTIES OF UPC.......................................   13
       6.1  Organization, Standing, and Power............................................   13
       6.2  Authority; No Breach By Agreement............................................   13
       6.3  Capital Stock................................................................   14
       6.4  SEC Filings; Financial Statements............................................   14

                                       (1)

                                                                                           PAGE
                                                                                           ----
       6.5  Absence of Undisclosed Liabilities...........................................   14
       6.6  Absence of Certain Changes or Events.........................................   15
       6.7  Tax Matters..................................................................   15
       6.8  Environmental Matters........................................................   15
       6.9  Compliance With Laws.........................................................   15
      6.10  Legal Proceedings............................................................   16
      6.11  Reports......................................................................   16
      6.12  Statements True and Correct..................................................   16
      6.13  Accounting, Tax, and Regulatory Matters......................................   17
ARTICLE 7 -- CONDUCT OF BUSINESS PENDING CONSUMMATION....................................   17
       7.1  Affirmative Covenants of Leader..............................................   17
       7.2  Negative Covenants of Leader.................................................   17
       7.3  Covenants of UPC.............................................................   19
       7.4  Adverse Changes in Condition.................................................   19
       7.5  Reports......................................................................   19
ARTICLE 8 -- ADDITIONAL AGREEMENTS.......................................................   19
       8.1  Registration Statement; Joint Proxy Statement; Shareholder Approvals.........   19
       8.2  Exchange Listing.............................................................   20
       8.3  Applications.................................................................   20
       8.4  Filings with State Offices...................................................   20
       8.5  Agreement as to Efforts to Consummate........................................   20
       8.6  Investigation and Confidentiality............................................   20
       8.7  Press Releases...............................................................   21
       8.8  Certain Actions..............................................................   21
       8.9  Accounting and Tax Treatment.................................................   21
      8.10  State Takeover Laws..........................................................   21
      8.11  Charter Provisions...........................................................   21
      8.12  Agreements of Affiliates.....................................................   21
      8.13  Employee Benefits and Contracts..............................................   22
      8.14  Indemnification..............................................................   22
      8.15  UPC Merger Subsidiary Organization...........................................   23
ARTICLE 9 -- CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE...........................   23
       9.1  Conditions to Obligations of Each Party......................................   23
       9.2  Conditions to Obligations of UPC.............................................   24
       9.3  Conditions to Obligations of Leader..........................................   25
ARTICLE 10 -- TERMINATION................................................................   26
      10.1  Termination..................................................................   26
      10.2  Effect of Termination........................................................   28
      10.3  Non-Survival of Representations and Covenants................................   28
ARTICLE 11 -- MISCELLANEOUS..............................................................   29
      11.1  Definitions..................................................................   29
      11.2  Expenses.....................................................................   35
      11.3  Brokers and Finders..........................................................   35
      11.4  Entire Agreement.............................................................   35
      11.5  Amendments...................................................................   35
      11.6  Waivers......................................................................   35
      11.7  Assignment...................................................................   36
      11.8  Notices......................................................................   36
      11.9  Governing Law................................................................   36

                                       (2)

                                                                                           PAGE
                                                                                           ----
     11.10  Counterparts.................................................................   37
     11.11  Captions.....................................................................   37
     11.12  Interpretations..............................................................   37
     11.13  Enforcement of Agreement.....................................................   37
     11.14  Severability.................................................................   37
Signatures...............................................................................   37

                                       (3)

                                LIST OF EXHIBITS

EXHIBIT
NUMBER                                          DESCRIPTION
- ------      ------------------------------------------------------------------------------------
  1.   --   Plan of Merger. (Section 1.1).
  2.   --   Form of Stock Option Agreement. (Sections 1.4, 11.1).
  3.   --   Form of Supplemental Letter. (Sections 7.2, 11.1).
  4.   --   Form of agreement of affiliates of Leader. (Sections 8.12, 9.2(d)).

                                       (4)

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of March 8, 1996, by and between LEADER FINANCIAL CORPORATION ("Leader"), a Tennessee corporation having its principal office located in Memphis, Tennessee; and UNION PLANTERS CORPORATION ("UPC"), a Tennessee corporation having its principal office located in Memphis, Tennessee.

                                    PREAMBLE

     The Boards of Directors of Leader and UPC are of the opinion that the transactions described herein are in the best interests of the parties and their respective shareholders. This Agreement provides for the acquisition of Leader by UPC pursuant to the merger of a wholly owned subsidiary of UPC to be organized under the Laws of the State of Tennessee ("UPC Merger Subsidiary") with and into Leader. At the effective time of such merger, the outstanding shares of the common stock of Leader shall be converted into the right to receive shares of the common stock of UPC (except as provided in Sections 3.3 and 3.4 of this Agreement). As a result, shareholders of Leader shall become shareholders of UPC and Leader shall continue to conduct its business and operations as a wholly owned subsidiary of UPC. The transactions described in this Agreement are subject to the approvals of the shareholders of UPC and Leader, the Board of Governors of the Federal Reserve System, the Office of Thrift Supervision, and other applicable federal and state regulatory authorities, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and for accounting purposes shall qualify for treatment as a pooling of interests.

     Immediately after the execution and delivery of this Agreement, as a condition and inducement to UPC's willingness to enter into this Agreement, Leader and UPC are entering into a stock option agreement pursuant to which Leader is granting to UPC an option to purchase shares of Leader Common Stock.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

                                   ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

     1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, UPC Merger Subsidiary shall be merged with and into Leader in accordance with the provisions of Section 48-21-102 of the TBCA and with the effect provided in Section 48-21-108 of the TBCA (the "Merger"). Leader shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Tennessee. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Leader and UPC and the Plan of Merger, in substantially the form of Exhibit 1, which has been approved and adopted by the Board of Directors of Leader and will be approved and adopted by the Board of Directors of UPC Merger Subsidiary and UPC (in its capacity as sole shareholder of UPC Merger Subsidiary) upon the organization of UPC Merger Subsidiary.

     1.2 Time and Place of Closing. The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their chief executive officers or chief financial officers, may mutually agree. The Closing shall be held at such place as may be mutually agreed upon by the Parties.

     1.3 Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Tennessee (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers or chief financial officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on such date as may be designated by UPC within 30 days following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of UPC and Leader approve this Agreement and the Plan of Merger to the extent such approval is required by applicable Law, and
(iii) the date on which all other conditions precedent to each Party's obligations hereunder shall have been satisfied or waived (to the extent waivable by such Party), provided the Effective Time may not occur prior to October 1, 1996.

     1.4 Execution of Stock Option Agreement. Simultaneously with the execution of this Agreement by the Parties and as a condition thereto, Leader is executing and delivering to UPC a stock option agreement (the "Stock Option Agreement"), in substantially the form of Exhibit 2, pursuant to which Leader is granting to UPC an option to purchase shares of Leader Common Stock.

                                   ARTICLE 2

                                TERMS OF MERGER

     2.1 Charter. The Charter of Leader in effect immediately prior to the Effective Time shall be the Charter of the Surviving Corporation until otherwise amended or repealed.

     2.2 By-Laws. The By-laws of Leader in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until otherwise amended or repealed.

     2.3 Directors and Officers. The directors of Leader in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the By-laws of the Surviving Corporation. The officers of Leader in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the By-laws of the Surviving Corporation.

                                   ARTICLE 3

                          MANNER OF CONVERTING SHARES

     3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of UPC, UPC Merger Subsidiary, Leader, or the shareholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of UPC Capital Stock, including any associated UPC Rights, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (b) Each share of UPC Merger Subsidiary Common Stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for one share of Leader Common Stock.

          (c) Each share of Leader Common Stock (excluding shares held by any Leader Company or any UPC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 1.525 of a share of UPC Common Stock (as subject to possible adjustment as set forth in Section 10.1(i) of this Agreement, the "Exchange Ratio"). Pursuant to the UPC Rights Agreement, each share of UPC Common Stock issued in connection with the Merger upon conversion of Leader Common Stock shall be accompanied by a UPC Right.

     3.2 Anti-Dilution Provisions. In the event UPC changes the number of shares of UPC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.3 Shares Held by Leader or UPC. Each of the shares of Leader Common Stock held by any Leader Company or by any UPC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.4 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Leader Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of UPC Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the market value of one share of UPC Common Stock at the Effective Time. The market value of one share of UPC Common Stock at the Effective Time shall be the closing price of such common stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by UPC) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

     3.5 Conversion of Stock Options; Restricted Stock. (a) At the Effective Time, each option to purchase or other right with respect to shares of Leader Common Stock pursuant to stock options, stock appreciation rights or other rights, including stock awards ("Leader Options") granted by Leader under the Leader Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to UPC Common Stock, and UPC shall assume each Leader Option, in accordance with the terms of the Leader Stock Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) UPC and its Salary and Benefits Committee shall be substituted for Leader and the Committee of Leader's Board of Directors (including, if applicable, the entire Board of Directors of Leader) administering such Leader Stock Plan, (ii) each Leader Option assumed by UPC may be exercised solely for shares of UPC Common Stock (or cash in the case of stock appreciation rights), (iii) the number of shares of UPC Common Stock subject to such Leader Option shall be equal to the number of shares of Leader Common Stock subject to such Leader Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iv) the per share exercise price under each such Leader Option shall be adjusted by dividing the per share exercise price under each such Leader Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the provisions of clause (iii) of the preceding sentence, UPC shall not be obligated to issue any fraction of a share of UPC Common Stock upon exercise of Leader Options and any fraction of a share of UPC Common Stock that otherwise would be subject to a converted Leader Option shall represent the right to receive a cash payment upon exercise of such converted Leader Option equal to the product of such fraction and the difference between the market value of one share of UPC Common Stock at the time of exercise of such Option and the per share exercise price of such Option. The market value of one share of UPC Common Stock at the time of exercise of an Option shall be the closing price of such common stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by UPC) on the last trading day preceding the date of exercise. In addition, notwithstanding the clauses (iii) and (iv) of the first sentence of this Section 3.5, each Leader Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the Internal Revenue Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code. UPC and Leader agree to take all necessary steps to effectuate the foregoing provisions of this Section 3.5.

     (b) As soon as practicable after the Effective Time, UPC shall deliver to the participants in each Leader Stock Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants subject to such Leader Stock Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.5(a) after giving effect to the Merger), and UPC shall comply with the terms of each Leader Stock Plan to ensure, to the extent required by, and subject to the provisions of, such

Leader Stock Plan, that Leader Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. Within 30 days after the Effective Time, UPC shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of UPC Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

     (c) All contractual restrictions or limitations on transfer with respect to Leader Common Stock awarded under the Leader Stock Plans or any other plan, program, or Contract of any Leader Company, to the extent that such restrictions or limitations shall not have already lapsed (whether as a result of the Merger or otherwise), and except as otherwise expressly provided in such plan, program, or Contract, shall remain in full force and effect with respect to shares of UPC Common Stock into which such restricted stock is converted pursuant to Section
3.1 of this Agreement.

     (d) In approving this Agreement, Leader and the Stock Option Committee appointed by the Board of Directors of Leader in accordance with paragraph 5(a) of the Leader Financial Corporation 1993 Stock Option and Incentive Plan agree not to permit the holders of options outstanding under such plan to receive cash upon the "Change in Control" of Leader in an amount equal to the excess of the "Market Value" of the Leader Common Stock subject to such option over the "Exercise Price" of the shares subject to such option in accordance with Section 12 of the Leader Financial Corporation 1993 Stock Option and Incentive Plan.

                                   ARTICLE 4

                               EXCHANGE OF SHARES

     4.1 Exchange Procedures. Promptly after the Effective Time, UPC and Leader shall cause the exchange agent selected by UPC (the "Exchange Agent") to mail to the former shareholders of Leader appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Leader Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). The Exchange Agent may establish reasonable and customary rules and procedures in connection with its duties. After the Effective Time, each holder of shares of Leader Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.4 of this Agreement, each holder of shares of Leader Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of UPC Common Stock to which such holder may be otherwise entitled (without interest). UPC shall not be obligated to deliver the consideration to which any former holder of Leader Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of Leader Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of Leader Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither UPC nor the Exchange Agent shall be liable to a holder of Leader Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law. Adoption of this Agreement by the shareholders of Leader shall constitute ratification of the appointment of the Exchange Agent.

     4.2 Rights of Former Leader Shareholders. At the Effective Time, the stock transfer books of Leader shall be closed as to holders of Leader Common Stock immediately prior to the Effective Time and no transfer of Leader Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of Leader Common Stock (other than shares to be canceled pursuant to Section 3.3 of this

Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Agreement in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Leader in respect of such shares of Leader Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. Whenever a dividend or other distribution is declared by UPC on the UPC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of UPC Common Stock issuable pursuant to this Agreement, but beginning 30 days after the Effective Time no dividend or other distribution payable to the holders of record of UPC Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Leader Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such Leader Common Stock certificate, both the UPC Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such certificate.

                                   ARTICLE 5

                    REPRESENTATIONS AND WARRANTIES OF LEADER

     Leader hereby represents and warrants to UPC as follows:

     5.1 Organization, Standing, and Power. Leader is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Tennessee, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Leader is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Leader.

     5.2 Authority; No Breach by Agreement. (a) Leader has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and the Plan of Merger and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance of this Agreement and the Plan of Merger, as appropriate, and the consummation of the transactions contemplated herein and therein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Leader, subject to the approval of this Agreement and the Plan of Merger by the holders of a majority of the outstanding shares of Leader Common Stock, which is the only shareholder vote required for approval of this Agreement and the Plan of Merger and consummation of the Merger by Leader. Subject to such requisite shareholder approval, this Agreement and the Plan of Merger (which for purposes of this sentence shall not include the Stock Option Agreement) represent legal, valid, and binding obligations of Leader, enforceable against Leader in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement or the Plan of Merger, as appropriate, by Leader, nor the consummation by Leader of the transactions contemplated hereby or thereby, nor compliance by Leader with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of Leader's Charter or By-laws, or (ii) except as disclosed in Section 5.2 of the Leader Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material Asset of any Leader Company under, any Contract or Permit of any Leader Company, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this

Agreement, violate any Law or Order applicable to any Leader Company or any of their respective material Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Leader, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Leader of the Merger and the other transactions contemplated in this Agreement and the Plan of Merger.

     5.3 Capital Stock.  (a) The authorized capital stock of Leader consists of
(i) 35,000,000 shares of Leader Common Stock, of which 9,917,916 shares are issued and outstanding as of the date of this Agreement (exclusive of treasury shares) and not more than 10,879,697 shares will be issued and outstanding at the Effective Time, and (ii) 15,000,000 shares of preferred stock, $1.00 par value, of which no shares are, or will be, issued and outstanding as of the date of this Agreement or at the Effective Time, respectively. All of the issued and outstanding shares of capital stock of Leader are duly and validly issued and outstanding and are fully paid and nonassessable under the TBCA. None of the outstanding shares of capital stock of Leader has been issued in violation of any preemptive rights of the current or past shareholders of Leader. Leader has reserved 1,075,250 shares of Leader Common Stock for issuance under the Leader Stock Plans, pursuant to which options to purchase not more than 961,781 shares of Leader Common Stock are outstanding.

     (b) Except as set forth in Section 5.3(a) of this Agreement, or as provided in the Stock Option Agreement there are no shares of capital stock or other equity securities of Leader outstanding and no outstanding Rights relating to the capital stock of Leader.

     5.4 Leader Subsidiaries. Leader has disclosed in Section 5.4 of the Leader Disclosure Memorandum all of the Leader Subsidiaries that are corporations (identifying its jurisdiction of incorporation, each jurisdiction in which character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and all of the Leader Subsidiaries that are general or limited partnerships or other non-corporate entities (identifying the Law under which such entity is organized, each jurisdiction in which character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein of all Leader Companies). Leader or one of its wholly owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Leader Subsidiary. No capital stock (or other equity interest) of any Leader Subsidiary are or may become required to be issued (other than to another Leader Company) by reason of any Rights, and there are no Contracts by which any Leader Subsidiary is bound to issue (other than to another Leader Company) additional shares of its capital stock (or other equity interests) or Rights or by which any Leader Company is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Leader Subsidiary (other than to another Leader Company). There are no Contracts relating to the rights of any Leader Company to vote or to dispose of any shares of the capital stock (or other equity interests) of any Leader Subsidiary. All of the shares of capital stock (or other equity interests) of each Leader Subsidiary held by a Leader Company are fully paid and nonassessable under the applicable corporation or similar Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Leader Company free and clear of any Lien. Each Leader Subsidiary is either a bank, a savings association, partnership, limited liability corporation, or a corporation, and each such Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Leader Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Leader. The only

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

Leader Subsidiary that is a depository institution is Leader Federal. Leader Federal is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Savings Association Insurance Fund. The minute book and other organizational documents for each Leader Subsidiary have been made available to UPC for its review, and are true and complete as in effect as of the date of this Agreement and accurately reflect all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

     5.5 SEC Filings; Financial Statements. (a) Leader has filed and made available to UPC all SEC Documents required to be filed by Leader since December 31, 1992 (the "Leader SEC Reports"). The Leader SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Leader SEC Reports or necessary in order to make the statements in such Leader SEC Reports, in light of the circumstances under which they were made, not misleading. None of Leader's Subsidiaries is required to file any SEC Documents.

     (b) Each of the Leader Financial Statements (including, in each case, any related notes) contained in the Leader SEC Reports, including any Leader SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Leader and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

     5.6 Absence of Undisclosed Liabilities. No Leader Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Leader, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Leader as of December 31, 1994 and September 30, 1995, included in the Leader Financial Statements made available prior to the date of this Agreement or reflected in the notes thereto. No Leader Company has incurred or paid any Liability since September 30, 1995, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Leader or (ii) in connection with the transactions contemplated by this Agreement.

     5.7 Absence of Certain Changes or Events. Since December 31, 1994, except as disclosed in the Leader Financial Statements made available prior to the date of this Agreement, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Leader, and (ii) the Leader Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Leader contained in this Agreement.

     5.8 Tax Matters. (a) All Tax Returns required to be filed by or on behalf of any of the Leader Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1994, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and all Tax Returns filed are complete and accurate. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the Leader Financial Statements made available prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of the Leader Companies.

     (b) None of the Leader Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

     (c) Adequate provision for any Taxes due or to become due for any of the Leader Companies for the period or periods through and including the date of the respective Leader Financial Statements has been made and is reflected on such Leader Financial Statements.

     (d) Deferred Taxes of the Leader Companies have been provided for in accordance with GAAP.

     (e) Each of the Leader Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

     (f) Except as set forth in Section 5.8 of the Leader Disclosure Memorandum, none of the Leader Companies has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

     (g) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the Leader Companies that occurred during or after any Taxable Period in which the Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1994.

     (h) Except as set forth in Section 5.8 of the Leader Disclosure Memorandum, none of the Leader Companies is a party to any tax allocation or sharing agreement and none of the Leader Companies has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was Leader) has any Liability for taxes of any Person (other than Leader and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law) as a transferee or successor or by Contract or otherwise.

     5.9 Allowance for Possible Loan Losses. The allowance for possible loan or credit losses (the "Allowance") shown on the consolidated balance sheets of Leader included in the most recent Leader Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of Leader included in the Leader Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, in the reasonable opinion of management of Leader adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known and reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Leader Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the Leader Companies as of the dates thereof.

     5.10 Assets. Except as disclosed or reserved against in the Leader Financial Statements made available prior to the date of this Agreement, the Leader Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets. All tangible properties used in the businesses of the Leader Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Leader's past practices. All Assets which are material to Leader's business on a consolidated basis, held under leases or subleases by any of the Leader Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The Leader Companies currently maintain insurance similar in amounts, scope, and coverage to that maintained by other peer banking organizations. None of the Leader Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as set forth in Section 5.10 of the Leader Disclosure Memorandum, there are presently no claims pending under any such policies of insurance and no notices have been given by any Leader Company under such policies.

     5.11 Intellectual Property. All of the Intellectual Property rights of the Leader Companies are in full force and effect and constitute legal, valid, and binding obligations of the respective parties thereto, and there have not been, and, to the Knowledge of Leader, there currently are not, any Defaults thereunder by Leader. A Leader Company owns or is the valid licensee of all such Intellectual Property rights free and clear of all Liens or claims of infringement. None of the Leader Companies or, to the Knowledge of Leader, their respective predecessors has misused the Intellectual Property rights of others and none of the Intellectual Property rights as used in the business conducted by any such Leader Company infringes upon or otherwise violates the rights of any Person, nor has any Person asserted a claim of such infringement. Except as disclosed in Section 5.11 of the Leader Disclosure Memorandum, no Leader Company is obligated to pay any royalties to any Person with respect to any such Intellectual Property. Each Leader Company owns or has the valid right to use all of the Intellectual Property rights which it is presently using, or in connection with performance of any material Contract to which it is a party. No officer, director, or employee of any Leader Company is party to any Contract which requires such officer, director or employee to assign any interest in any Intellectual Property or keep confidential any trade secrets, proprietary data, customer information, or other business information or except as disclosed in
Section 5.11 of the Leader Disclosure Memorandum, which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, including any Leader Company.

     5.12 Environmental Matters. Except as set forth in Section 5.12 of the Leader Disclosure Memorandum:

          (a) To the Knowledge of Leader, each Leader Company, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Leader.

          (b) To the Knowledge of Leader, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which any Leader Company or any of its Operating Properties or Participation Facilities (or Leader in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any Leader Company or any of its Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Leader, nor is there any reasonable basis for any Litigation of a type described in this sentence.

          (c) During the period of (i) any Leader Company's ownership or operation of any of their respective current properties, (ii) any Leader Company's participation in the management of any Participation Facility, or
     (iii) any Leader Company's holding of a security interest in a Operating Property, to the Knowledge of Leader, there have been no releases of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Leader. Prior to the period of (i) any Leader Company's ownership or operation of any of their respective current properties, (ii) any Leader Company's participation in the management of any Participation Facility, or
     (iii) any Leader Company's holding of a security interest in a Operating Property, to the Knowledge of Leader, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Leader.

     5.13 Compliance With Laws. Leader is duly registered as a savings and loan holding company under the HOLA. Each Leader Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. Except as set forth in Section 5.13 of the Leader Disclosure Memorandum, none of the Leader Companies:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Leader Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, or (iii) requiring any Leader Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     5.14 Labor Relations. No Leader Company is the subject of any Litigation asserting that it or any other Leader Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other Leader Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any Leader Company, pending or threatened, or to the Knowledge of Leader, is there any activity involving any Leader Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     5.15 Employee Benefit Plans. (a) Leader has disclosed in Section 5.15 of the Leader Disclosure Memorandum, and has delivered or made available to UPC prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Leader Company or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "Leader Benefit Plans"). Any of the Leader Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Leader ERISA Plan." Each Leader ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "Leader Pension Plan." No Leader Pension Plan is or has been a multiemployer plan within the meaning of
Section 3(37) of ERISA.

     (b) All Leader Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Leader. Each Leader ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and Leader is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No Leader Company has engaged in a transaction with respect to any Leader Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Leader Company to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.

     (c) No Leader Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any Leader Pension Plan, (ii) no change in the actuarial assumptions with respect to any Leader

Pension Plan, and (iii) no increase in benefits under any Leader Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Leader or materially adversely affect the funding status of any such plan. Neither any Leader Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Leader Company, or the single-employer plan of any entity which is considered one employer with Leader under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of
Section 412 of the Internal Revenue Code or Section 302 of ERISA. No Leader Company has provided, or is required to provide, security to a Leader Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

     (d) Within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any Leader Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No Leader Company has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Leader Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

     (e) Except as disclosed in Section 5.15 of the Leader Disclosure Memorandum, no Leader Company has any Liability for retiree health and life benefits under any of the Leader Benefit Plans and there are no restrictions on the rights of such Leader Company to amend or terminate any such retiree health or benefit Plan without incurring Liability thereunder.

     (f) Except as disclosed in Section 5.15 of the Leader Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Leader Company from any Leader Company under any Leader Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Leader Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

     (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Leader Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the Leader Financial Statements to the extent required by and in accordance with GAAP.

     5.16 Material Contracts. Except as disclosed in the Leader SEC Reports or as disclosed in Section 5.16 of the Leader Disclosure Memorandum, none of the Leader Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $100,000,
(ii) any Contract relating to the borrowing of money by any Leader Company or the guarantee by any Leader Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contracts which prohibit or restrict any Leader Company from engaging in any business activities in any geographic area, line of business, or otherwise in competition with any other Person, (iv) any Contracts between or among Leader Companies, (v) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract (not disclosed in the Leader Financial Statements delivered prior to the date of this Agreement) which is a financial derivative Contract (including various combinations thereof), and (vi) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Leader SEC Report filed by Leader with the SEC prior to the date of this Agreement that has not been filed as an exhibit to a Leader SEC Report (together with all Contracts referred to in Sections 5.10 and 5.15(a) of this Agreement, the "Leader Contracts"). With respect to each Leader Contract: (i) the Contract is in full force and effect;
(ii) no Leader Company is in Default thereunder; (iii) no Leader Company has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Leader, in Default in any respect or has repudiated or waived any material provision thereunder. Except as set forth in Section 5.16 of the Leader Disclosure Memorandum, all of the indebtedness of any Leader Company for money borrowed is prepayable at any time by such Leader Company without penalty or premium.

     5.17 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of Leader, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Leader Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Leader, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Leader Company.
Section 5.17 of the Leader Disclosure Memorandum includes a summary report of all material Litigation as of the date of this Agreement to which any Leader Company is a party and which names a Leader Company as a defendant or cross-defendant.

     5.18 Reports. Since January 1, 1992, or the date of organization if later, each Leader Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Leader). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     5.19 Statements True and Correct. No statement, certificate, instrument, or other writing furnished or to be furnished by any Leader Company or any Affiliate thereof to UPC pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Leader Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by UPC with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Leader Company or any Affiliate thereof for inclusion in the Joint Proxy Statement to be mailed to UPC's and Leader's shareholders in connection with the Shareholders' Meetings, and any other documents to be filed by a Leader Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement, when first mailed to the shareholders of UPC and Leader, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meetings, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meetings. All documents that any Leader Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     5.20 Accounting, Tax, and Regulatory Matters. No Leader Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance relating to Leader that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such section.

     5.21 State Takeover Laws. Each Leader Company has taken all necessary action to exempt the transactions contemplated by this Agreement and the Plan of Merger from, or if necessary challenge the validity or applicability of, any applicable "moratorium," "fair price," "business combination," "control share," or other anti-takeover Laws (collectively, "Takeover Laws"), including Section 48-35-101 through 48-35-406 of the TBCA.

     5.22 Charter Provisions. Each Leader Company has taken all action so that the entering into of this Agreement and the Plan of Merger and the consummation of the Merger and the other transactions contemplated by this Agreement and the Plan of Merger do not and will not result in the grant of any rights to any Person under the Charter, By-laws or other governing instruments of any Leader Company or restrict or impair the ability of UPC or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Leader Company that may be directly or indirectly acquired or controlled by it.

                                   ARTICLE 6

                     REPRESENTATIONS AND WARRANTIES OF UPC

     Except as disclosed in the UPC Disclosure Memorandum, UPC hereby represents and warrants to Leader as follows:

     6.1 Organization, Standing, and Power. UPC is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Tennessee, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. UPC is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

     6.2 Authority; No Breach by Agreement. (a) UPC has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of UPC. Subject to such requisite shareholder approval, this Agreement (which for purposes of this sentence shall not include the Stock Option Agreement) represents a legal, valid, and binding obligation of UPC, enforceable against UPC in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by UPC, nor the consummation by UPC of the transactions contemplated hereby, nor compliance by UPC with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of UPC's Restated Charter of Incorporation or By-laws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any UPC Company under, any Contract or Permit of any UPC Company, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any UPC Company or any of their respective material Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by UPC of the Merger and the other transactions contemplated in this Agreement.

     6.3 Capital Stock. The authorized capital stock of UPC consists of (i) 100,000,000 shares of UPC Common Stock, of which 45,565,914 shares are issued and outstanding as of February 29, 1996, and (ii) 10,000,000 shares of UPC Preferred Stock, of which no shares of UPC Series A Preferred Stock, 44,000 shares of UPC Series B Preferred Stock, and 3,496,419 shares of UPC Series E Preferred Stock are issued and outstanding. All of the issued and outstanding shares of UPC Capital Stock are, and all of the shares of UPC Common Stock to be issued in exchange for shares of Leader Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the TBCA. None of the outstanding shares of UPC Capital Stock has been, and none of the shares of UPC Common Stock to be issued in exchange for shares of Leader Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of UPC. UPC has reserved for issuance a sufficient number of shares of UPC Common Stock for the purpose of issuing shares of UPC Common Stock in accordance with the provisions of Sections 3.1 and 3.5 of this Agreement.

     6.4 SEC Filings; Financial Statements. (a) UPC has filed and made available to Leader all SEC Documents required to be filed by UPC since December 31, 1992 (the "UPC SEC Reports"). The UPC SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such UPC SEC Reports or necessary in order to make the statements in such UPC SEC Reports, in light of the circumstances under which they were made, not misleading. Except for UPC Subsidiaries that are registered as a broker, dealer, or investment advisor, none of UPC's Subsidiaries is required to file any SEC Documents.

     (b) Each of the UPC Financial Statements (including, in each case, any related notes) contained in the UPC SEC Reports, including any UPC SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of UPC and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

     6.5 Absence of Undisclosed Liabilities. No UPC Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, except Liabilities which are accrued or reserved against in the consolidated balance sheets of UPC as of December 31, 1994 and September 30, 1995, included in the UPC Financial Statements made available prior to the date of this Agreement or reflected in the notes thereto. No UPC Company has incurred or paid any Liability since September 30, 1995, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC or (ii) in connection with the transactions contemplated by this Agreement.

     6.6 Absence of Certain Changes or Events. Since December 31, 1994, except as disclosed in the UPC Financial Statements delivered prior to the date of this Agreement or contemplated by pending federal legislation applicable to financial institutions generally, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, and (ii) the UPC Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of UPC provided in Article 7 of this Agreement.

     6.7 Tax Matters. (a) All Tax Returns required to be filed by or on behalf of any of the UPC Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1994, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and all Tax Returns filed are complete and accurate. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the UPC Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of the UPC Companies.

     (b) Adequate provision for any Taxes due or to become due for any of the UPC Companies for the period or periods through and including the date of the respective UPC Financial Statements has been made and is reflected on such UPC Financial Statements.

     (c) Deferred Taxes of the UPC Companies have been provided for in accordance with GAAP.

     6.8 Environmental Matters. (a) To the Knowledge of UPC, each UPC Company, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

     (b) To the Knowledge of UPC, there is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which any UPC Company or any of its Operating Properties or Participation Facilities (or UPC in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any UPC Company or any of its Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, nor is there any reasonable basis for any Litigation of a type described in this sentence.

     (c) During the period of (i) any UPC Company's ownership or operation of any of their respective current properties, (ii) any UPC Company's participation in the management of any Participation Facility, or (iii) any UPC Company's holding of a security interest in a Operating Property, to the Knowledge of UPC, there have been no releases of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC. Prior to the period of (i) any UPC Company's ownership or operation of any of their respective current properties, (ii) any UPC Company's participation in the management of any Participation Facility, or (iii) any UPC Company's holding of a security interest in a Operating Property, to the Knowledge of UPC, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

     6.9 Compliance With Laws. UPC is duly registered as a bank holding company under the BHC Act and as a savings and loan holding company under the HOLA. Each UPC Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. No UPC Company:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any UPC Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, or (iii) requiring any UPC Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     6.10 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of UPC, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any UPC Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any UPC Company.

     6.11 Reports. Since January 1, 1992, or the date of organization if later, each UPC Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     6.12 Statements True and Correct. No statement, certificate, instrument or other writing furnished or to be furnished by any UPC Company or any Affiliate thereof to Leader pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any UPC Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by UPC with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any UPC Company or any Affiliate thereof for inclusion in the Joint Proxy Statement to be mailed to UPC's and Leader's shareholders in connection with the Shareholders' Meetings, and any other documents to be filed by any UPC Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement, when first mailed to the shareholders of UPC and Leader, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meetings, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meetings. All documents that any UPC Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     6.13 Accounting, Tax, and Regulatory Matters. No UPC Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance relating to UPC that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

                                   ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 Affirmative Covenants of Leader. Unless the prior written consent of UPC shall have been obtained, and except as otherwise expressly contemplated herein, Leader shall and shall cause each of its Subsidiaries to (i) operate its business only in the usual, regular, and ordinary course (which shall include matters of the type set forth in Section 7.1 of the Leader Disclosure Memorandum), (ii) preserve intact its business organization and Assets and maintain its rights and franchises, and (iii) take no action which would (a) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement or prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (b) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

     7.2 Negative Covenants of Leader. Except as specifically permitted by this Agreement or the Supplemental Letter, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Leader covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president, or chief financial officer of UPC, which consent shall not be unreasonably withheld:

          (a) amend the Charter, By-laws, or other governing instruments of any Leader Company, or

          (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a Leader Company to another Leader Company) in excess of an aggregate of $250,000 (for the Leader Companies on a consolidated basis) except in the ordinary course of the business of Leader Subsidiaries consistent with past practices (which shall include, for Leader Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any Leader Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Leader Disclosure Memorandum); or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Leader Company, or declare or pay any dividend or make any other distribution in respect of Leader's capital stock, provided that Leader may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay regular quarterly cash dividends on the shares of Leader Common Stock at a rate not in excess of $.18 per share with usual and regular record and payment dates in accordance with past practice disclosed in Section 7.2(c) of the Leader Disclosure Memorandum and such dates may not be changed without the prior written consent of

     UPC, provided, that, notwithstanding the provisions of Section 1.3, the Parties shall cooperate in selecting the Effective Time to ensure that, with respect to the quarterly period in which the Effective Time occurs, the holders of Leader Common Stock do not become entitled to receive both a dividend in respect of their Leader Common Stock and a dividend in respect of UPC Common Stock or fail to be entitled to receive any dividend; or

          (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, or pursuant to the Stock Option Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Leader Common Stock or any other capital stock of any Leader Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

          (e) adjust, split, combine or reclassify any capital stock of any Leader Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Leader Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of capital stock of any Leader Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Leader Company) or any Asset having a book value in excess of $200,000 other than in the ordinary course of business for reasonable and adequate consideration; or

          (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less or Federal Home Loan Bank Stock, purchase any securities or make any material investment, either by purchase of stock of securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Leader Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

          (g) grant any increase in compensation or benefits to the employees or officers of any Leader Company, except in accordance with past practice disclosed in Section 7.2(g) of the Leader Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the Leader Disclosure Memorandum; and enter into or amend any severance agreements with officers of any Leader Company; grant any material increase in fees or other increases in compensation or other benefits to directors of any Leader Company except in accordance with past practice disclosed in Section 7.2(g) of the Leader Disclosure Memorandum; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits (other than the acceleration of vesting which occurs under a benefit plan upon a change of control of Leader); or

          (h) enter into or amend any employment Contract between any Leader Company and any Person (unless such amendment is required by Law) that the Leader Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

          (i) adopt any new employee benefit plan of any Leader Company or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of any Leader Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by Law, the terms of such plans or consistent with past practice; or

          (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

          (k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any Leader Company for material money damages or restrictions upon the operations of any Leader Company; or

          (l) enter into, modify, amend, or terminate any material Contract (excluding any loan Contract) or waive, release, compromise, or assign any material rights or claims.

     7.3 Covenants of UPC. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, UPC covenants and agrees that it shall (i) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the UPC Common Stock and the business prospects of the UPC Companies, and (ii) take no action which would (a) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement or prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (b) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement, or (c) result in UPC entering into an agreement with respect to an Acquisition Proposal with a third party which would result in the Merger not being consummated; provided, that the foregoing shall not prevent any UPC Company from acquiring any other Assets or businesses or from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of UPC, desirable in the conduct of the business of UPC and its Subsidiaries and would not, in the judgment of UPC, likely delay the Effective Time to a date subsequent to the date set forth in Section 10.1(e) of this Agreement.

     7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                   ARTICLE 8

                             ADDITIONAL AGREEMENTS

     8.1 Registration Statement; Joint Proxy Statement; Shareholder
Approvals. UPC shall file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of UPC Common Stock upon consummation of the Merger. Leader shall furnish all information concerning it and the holders of its capital stock as UPC may reasonably request in connection with such action. Leader shall call a Shareholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and the Plan of Merger and such other related matters as it deems appropriate. UPC shall call a Shareholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon the issuance of shares of UPC Common Stock pursuant to the Merger and such other related matters as it deems appropriate. In connection with the Shareholders' Meetings, (i) UPC and Leader shall prepare and file with the SEC a Joint Proxy Statement and mail such Joint Proxy Statement to their respective shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Joint Proxy Statement, (iii) the Boards of Directors of UPC and Leader shall recommend (subject to compliance with their fiduciary duties as advised by counsel) to their respective shareholders the approval of the matters submitted for approval, and (iv) the Boards of Directors and officers of UPC and Leader shall (subject to compliance with their fiduciary duties as advised by counsel) use their reasonable efforts to obtain such shareholders' approvals.

     8.2 Exchange Listing. UPC shall use its reasonable efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of UPC Common Stock to be issued to the holders of Leader Common Stock or Leader Options pursuant to the Merger, and UPC shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

     8.3 Applications. UPC shall prepare and file, and Leader shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. At least three business days prior to filing, UPC shall provide Leader and its counsel with copies of such applications. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby as soon as practicable upon their becoming available.

     8.4 Filings With State Offices. Upon the terms and subject to the conditions of this Agreement, UPC and Leader shall execute and file the Articles of Merger with the Secretary of State of the State of Tennessee in connection with the Closing.

     8.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in
Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement or the Stock Option Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.6 Investigation and Confidentiality. (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

     (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

     (c) Leader shall use its reasonable efforts to exercise its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Transaction with Leader to preserve the confidentiality of the information relating to Leader provided to such Persons and their Affiliates and Representatives.

     8.7 Press Releases. Prior to the Effective Time, Leader and UPC shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

     8.8 Certain Actions. Except with respect to this Agreement and the Plan of Merger and the transactions contemplated hereby and thereby, after the date of this Agreement, no Leader Company nor any Affiliate thereof nor any Representatives thereof retained by any Leader Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of Leader's Board of Directors as advised by counsel, no Leader Company or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but Leader may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel. Leader shall promptly notify UPC orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. Leader shall (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing.

     8.9 Accounting and Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for pooling-of-interests accounting treatment and treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

     8.10 State Takeover Laws. Each Leader Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law.

     8.11 Charter Provisions. Each Leader Company shall take all necessary action to ensure that the entering into of this Agreement and the Plan of Merger and the consummation of the Merger and the other transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any Person under the Charter, By-laws, or other governing instruments of any Leader Company or restrict or impair the ability of UPC or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Leader Company that may be directly or indirectly acquired or controlled by it.

     8.12 Agreement of Affiliates. Leader has disclosed in Section 8.12 of the Leader Disclosure Memorandum all Persons whom it reasonably believes is an "affiliate" of Leader for purposes of Rule 145 under the 1933 Act. Leader shall use its reasonable efforts to cause each such Person to deliver to UPC not later than 30 days prior to the Effective Time, a written agreement, substantially in the form of Exhibit 4, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Leader Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of UPC Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of UPC and Leader have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. If the Merger will qualify for pooling-of-interests accounting treatment, shares of UPC Common Stock issued to such affiliates of Leader in exchange for shares of Leader Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of UPC and Leader have been published within the meaning of Section
201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.12 (and UPC shall be entitled to place restrictive legends upon certificates for shares of UPC Common Stock issued to affiliates of Leader pursuant to this Agreement to enforce the provisions of this Section 8.12). UPC shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of UPC Common Stock by such affiliates.

     8.13 Employee Benefits and Contracts. Subject to the terms of the Supplemental Letter following the Effective Time, UPC shall provide to officers and employees of the Leader Companies employee benefits under employee benefit and welfare plans, on terms and conditions which when taken as a whole are substantially similar to those currently provided by the UPC Companies to their similarly situated officers and employees. For purposes of participation, vesting, and (except in the case of retirement plans) benefit accrual under such employee benefit plans, the service of the employees of the Leader Companies prior to the Effective Time shall be treated as service with a UPC Company participating in such employee benefit plans.

     8.14 Indemnification. (a) After the Effective Time, UPC shall indemnify, defend and hold harmless the present and former directors, officers, employees, and agents of the Leader Companies (each, an "Indemnified Party") (including any person who becomes a director, officer, employee, or agent prior to the Effective Time) against all Liabilities (including reasonable attorneys' fees and amounts paid in settlement) arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement and the Stock Option Agreement) to the full extent permitted under Tennessee Law and by Leader's Charter and By-laws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation. Without limiting the foregoing, in any case in which approval by UPC is required to effectuate any indemnification, UPC shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between UPC and the Indemnified Party.

     (b) UPC shall use its reasonable efforts (and Leader shall cooperate prior to the Effective Time in these efforts) to maintain in effect Leader's existing directors' and officers' liability insurance policy (provided that UPC may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or
(ii) with the Consent of Leader given prior to the Effective Time, any other policy) with respect to claims arising from facts or circumstances which occur prior to the Effective Time and covering persons who are currently covered by such insurance; provided that neither UPC nor Leader shall be obligated to make premium payments in excess of an aggregate of $100,000 for the entire period in which such policy or policies are in effect.

     (c) Any Indemnified Party wishing to claim indemnification under paragraph
(a) of this Section 8.14, upon learning of any such Liability or Litigation, shall promptly notify UPC thereof, provided that the failure so to notify shall not affect the obligations of UPC under this Section 8.14 unless and to the extent such failure materially increases UPC's liability under this Section
8.14. In the event of any such Litigation (whether arising before or after the Effective Time), (i) UPC or the Surviving Corporation shall have the right to assume the defense thereof and UPC shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if UPC or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between UPC or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and UPC or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that UPC shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation, and (iii) UPC shall not be liable for any settlement effected without its prior written consent; and provided further that the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

     (d) The Surviving Corporation shall not be liable for any settlement effected without its prior written consent which shall not be unreasonably withheld. The Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

     (e) If the Surviving Corporation or any of its successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 8.14.

     (f) UPC shall pay all reasonable costs, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 8.14. The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under applicable Law.

     8.15 UPC Merger Subsidiary Organization. UPC shall organize UPC Merger Subsidiary under the Laws of the State of Tennessee. Prior to the Effective Time, the outstanding capital stock of UPC Merger Subsidiary shall consist of 1,000 shares of UPC Merger Subsidiary Common Stock, all of which shares shall be owned by UPC. Prior to the Effective Time, UPC Merger Subsidiary shall not (i) conduct any business operations whatsoever or (ii) enter into any Contract or agreement of any kind, acquire any assets or incur any Liability, except as may be specifically contemplated by this Agreement or the Plan of Merger or as the Parties may otherwise agree. UPC, as the sole stockholder of UPC Merger Subsidiary, shall vote prior to the Effective Time the shares of UPC Merger Subsidiary Common Stock in favor of the Plan of Merger.

                                   ARTICLE 9

               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

          (a) Shareholder Approvals. The shareholders of Leader shall have approved this Agreement and the Plan of Merger, and the consummation of the transactions contemplated hereby and thereby, including the Merger, as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of the NASD. The shareholders of UPC shall have approved the issuance of shares of UPC Common Stock pursuant to the Merger as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of the NYSE or the NASD.

          (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (other than matters relating to the raising of additional capital or the disposition of Assets or deposit Liabilities) which in the reasonable judgment of the Board of Directors of UPC would so materially adversely impact the financial or economic benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, UPC would not, in its reasonable judgment, have entered into this Agreement.

          (c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party.

          (d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary,

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

     preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement and the Plan of Merger.

          (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of UPC Common Stock issuable pursuant to the Merger shall have been received.

          (f) Exchange Listing. The shares of UPC Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

          (g) Pooling Letters. Each of the Parties shall have received copies of the letters, dated as of the date of filing of the Registration Statement with the SEC and as of the Effective Time, addressed to UPC, from Price Waterhouse LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment.

          (h) Tax Matters. Each Party shall have received a written opinion of counsel from Alston & Bird, in form reasonably satisfactory to such Parties (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of Leader Common Stock for UPC Common Stock will not give rise to gain or loss to the shareholders of Leader with respect to such exchange (except to the extent of any cash received), and
     (iii) none of Leader or UPC will recognize gain or loss as a consequence of the Merger (except for the inclusion in income of the amount of the bad-debt reserve maintained by Leader and any other amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code). In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Leader and UPC reasonably satisfactory in form and substance to such counsel.

     9.2 Conditions to Obligations of UPC. The obligations of UPC to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by UPC pursuant to Section 11.6(a) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of Leader set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Leader set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of Leader set forth in Sections 5.20, 5.21, and 5.22 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Leader set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.20, 5.21, and 5.22) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Leader; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Leader to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. Leader shall have delivered to UPC (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Leader's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement and the Plan of Merger, and the consummation of the transactions contemplated hereby and thereby, all in such reasonable detail as UPC and its counsel shall request.

          (d) Affiliates Agreements. UPC shall have received from each affiliate of Leader the affiliates letter referred to in Section 8.12 of this Agreement, to the extent necessary to assure in the reasonable judgment of UPC that the transactions contemplated hereby will qualify for pooling-of-interests accounting treatment.

     9.3 Conditions to Obligations of Leader. The obligations of Leader to perform this Agreement and the Plan of Merger and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Leader pursuant to Section 11.6(b) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of UPC set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of UPC set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of UPC set forth in Section 6.13 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of UPC set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.13) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on UPC; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of UPC to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. UPC shall have delivered to Leader (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by UPC's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Leader and its counsel shall request.

          (d) Exchange Agent Certification. The Exchange Agent shall have delivered to Leader a certificate, dated as of the Effective Time, to the effect that the Exchange Agent has received from UPC appropriate instructions and authorization for the Exchange Agent to issue a sufficient number of shares of UPC Common Stock in exchange for all outstanding shares of Leader Common Stock and has deposited with the Exchange Agent sufficient funds to pay a reasonable estimate of the cash payments necessary to make all fractional share payments as required by Section 3.4 of this Agreement.

                                   ARTICLE 10

                                  TERMINATION

     10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of UPC or Leader, this Agreement and the Plan of Merger may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the Board of Directors of UPC and the Board of Directors of Leader; or

          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of Leader and Section 9.3(a) in the case of UPC or in material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of Leader and Section 9.3(a) of this Agreement in the case of UPC; or

          (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of Leader and Section 9.3(a) in the case of UPC or in material breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

          (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of UPC or Leader fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the TBCA and the rules of the NYSE or NASD at the Shareholders' Meetings where the transactions were presented to such shareholders for approval and voted upon; or

          (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by March 1, 1997, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any willful breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

          (f) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of Leader and Section 9.3(a) in the case of UPC or in material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement; or

          (g) By UPC, if a "Purchase Event" as such term is defined in the Stock Option Agreement, shall have occurred or by Leader, if UPC (or its assignee) exercises the Stock Option Agreement pursuant to Section 3 thereof or exercises its repurchase rights pursuant to Section 8 thereof; or

          (h) By UPC, if, prior to 8:00 a.m. on March 9, 1996, Leader does not execute and deliver to UPC the Stock Option Agreement; or

          (i) By the Board of Directors of Leader, if it determines by a vote of a majority of the members of its entire Board, at any time during the ten-day period commencing two days after the Determination Date, if both of the following conditions are satisfied:

             (1) the Average Closing Price shall be less than $26.39; and

             (2) (i) the quotient obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the "UPC Ratio") shall be less than (ii) the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from the quotient in this clause (2)(ii) (such number being referred to herein as the "Index Ratio");

subject, however, to the following three sentences. If Leader refuses to consummate the Merger pursuant to this Section 10.1(i), it shall give prompt written notice thereof to UPC; provided, that such notice of election to terminate may be withdrawn at any time within the aforementioned ten-day period. During the five-day period commencing with its receipt of such notice, UPC shall have the option to elect to increase the Exchange Ratio to equal the lesser of
(i) the quotient obtained by dividing (1) the product of $26.39 and the Exchange Ratio (as then in effect) by (2) the Average Closing Price, and (ii) the quotient obtained by dividing (1) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (2) the UPC Ratio. If UPC makes an election contemplated by the preceding sentence, within such five-day period, it shall give prompt written notice to Leader of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this
Section 10.1(i) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 10.1(i).

     For purposes of this Section 10.1(i), the following terms shall have the meanings indicated:

          "Average Closing Price" shall mean the average of the daily last sales prices of UPC Common Stock as reported on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by UPC) for the 20 consecutive full trading days in which such shares are traded on the NYSE ending at the close of trading on the Determination Date.

          "Determination Date" shall mean the date on which the last Consent of the Board of Governors of the Federal Reserve System or the Office of Thrift Supervision shall be received.

          "Index Group" shall mean the 16 bank holding companies listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization. In the event that any such company or companies are removed from the Index Group, the weights (which shall be determined based upon the number of outstanding shares of common stock) shall be redistributed proportionately for purposes of determining the Index Price. The 16 bank holding companies and the weights attributed to them are as follows:

                              BANK HOLDING COMPANIES                             WEIGHTING
    ---------------------------------------------------------------------------  ---------
    AmSouth Bancorporation.....................................................      7.66%
    Central Fidelity Banks, Inc................................................      5.25
    Compass Bancshares, Inc....................................................      4.99
    Crestar Financial Corporation..............................................      4.93
    Deposit Guaranty Corporation...............................................      2.56
    Fifth Third Bancorp........................................................     13.14
    First American Corporation.................................................      3.65
    First Commerce Corporation.................................................      4.95
    First Tennessee National Corporation.......................................      4.53
    First Virginia Banks, Inc..................................................      4.44
    Mercantile Bancorporation, Inc.............................................      7.24
    Mercantile Bancshares Corporation..........................................      6.14
    National Commerce Bancorp..................................................      3.24
    Regions Financial Corporation..............................................      6.03
    Signet Banking Corporation.................................................      7.73
    Southern National Corporation..............................................     13.52
                                                                                 ---------
              Total............................................................    100.00%
                                                                                  =======

          "Index Price" on a given date shall mean the weighted average (weighted in accordance with the factors listed above) of the closing prices of the companies composing the Index Group.

          "Starting Date" shall mean the fourth full trading day after the announcement by press release of the Merger.

          "Starting Price" shall mean the closing price per share of UPC Common Stock as reported on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by UPC) on the Starting Date.

     If any company belonging to the Index Group or UPC declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company or UPC shall be appropriately adjusted for the purposes of applying this Section 10.1(i).

     10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement, the Plan of Merger, and the Supplemental Letter shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b), 10.1(c) or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination. The Stock Option Agreement shall be governed by its own terms as to its termination.

     10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4 and 11 and Sections 8.12, 8.13, and 8.14 of this Agreement and the provisions of the Supplemental Letter.

                                   ARTICLE 11

                                 MISCELLANEOUS

     11.1 Definitions. (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

          "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

          "Affiliate" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

          "Agreement" shall mean this Agreement and Plan of Merger, including the Stock Option Agreement and the Exhibits delivered pursuant hereto and incorporated herein by reference.

          "Assets" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

          "BHC Act" shall mean the federal Bank Holding Company Act of 1956, as amended.

          "Articles of Merger" shall mean the Articles of Merger to be executed by Leader and filed with the Secretary of State of the State of Tennessee relating to the Merger as contemplated by Section 1.1 of this Agreement.

          "Closing Date" shall mean the date on which the Closing occurs.

          "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

          "Default" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or
     (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

          "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "Exhibits" 1 through 4, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

          "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

          "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

          "HOLA" shall mean the Home Owners' Loan Act of 1933, as amended.

          "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "Intellectual Property" shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

          "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

          "Joint Proxy Statement" shall mean the joint proxy statement used by UPC and Leader to solicit the approval of their respective shareholders of the transactions contemplated by this Agreement and the Plan of Merger, which shall include the prospectus of UPC relating to the issuance of the UPC Common Stock to holders of Leader Common Stock.

          "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are known by the Chairman, President, Chief Financial Officer, Chief Accounting Officer, Chief Credit Officer, or General Counsel of such Person.

          "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.

          "Leader Common Stock" shall mean the $1.00 par value common stock of Leader.

          "Leader Companies" shall mean, collectively, Leader and all Leader Subsidiaries.

          "Leader Disclosure Memorandum" shall mean the written information entitled "Leader Financial Corporation Disclosure Memorandum" delivered prior to the date of this Agreement to UPC describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

          "Leader Federal" shall mean Leader Federal Bank for Savings, a federal stock savings bank and a Leader Subsidiary.

          "Leader Financial Statements" shall mean (i) the consolidated statements of financial position (including related notes and schedules, if any) of Leader as of September 30, 1995, and as of December 31, 1994 and 1993, and the related statements of operations, stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1995, and for each of the three fiscal years ended December 31, 1994, 1993 and 1992, as filed by Leader in SEC Documents, (ii) the consolidated statements of financial position of Leader (including related notes and schedules, if any) and related statements of operations, stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1995, and (iii) the consolidated statements of financial position (including related notes) of Leader as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity, and cash flows (including related notes) for each of the three fiscal years ended December 31, 1995, 1994 and 1993 included in the Leader Disclosure Memorandum.

          "Leader Stock Plans" shall mean the existing stock option and other stock-based compensation plans of Leader designated as follows: (i) Leader Financial Corporation 1993 Stock Option and Incentive Plan and (ii) Leader Financial Corporation Management Recognition Plans "A" through "Q".

          "Leader Subsidiaries" shall mean the Subsidiaries of Leader, which shall include the Leader Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Leader in the future and owned by Leader at the Effective Time.

          "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

          "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business.

          "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

          "material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

          "Material Adverse Effect" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" and "material adverse impact" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities (including changes in insurance deposit assessment rates and changes requiring the recapture of bad debt reserves but excluding changes in Federal Housing Authority/Veterans Association regulations or policies that have a material adverse impact on the results of operations of a Party), (b) changes in

     GAAP or regulatory accounting principles generally applicable to banks, savings associations, and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed written consent of the other Party in contemplation of the transaction contemplated hereby, (d) changes in economic conditions generally affecting Southeastern financial institutions, and (e) the direct effects of compliance with this Agreement (including the expense associated with the vesting of benefits under the various employee benefit plans of Leader as a result of the Merger constituting a change of control) on the operating performance of the Parties, including expenses incurred by the Parties in consummating the transactions contemplated by the Agreement.

          "NASD" shall mean the National Association of Securities Dealers, Inc.

          "Nasdaq National Market" shall mean the National Market System of the National Association of Securities Dealers Automated Quotations System.

          "NYSE" shall mean the New York Stock Exchange, Inc.

          "1933 Act" shall mean the Securities Act of 1933, as amended.

          "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

          "Operating Property" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

          "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

          "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

          "Party" shall mean either Leader or UPC, and "Parties" shall mean both Leader and UPC.

          "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

          "Plan of Merger" shall mean the plan of merger providing for the Merger, in substantially the form of Exhibit 1.

          "Person" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

          "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by UPC under the 1933 Act with respect to the shares of UPC Common Stock to be issued to the shareholders of Leader in connection with the transactions contemplated by this Agreement.

          "Regulatory Authorities" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of Thrift Supervision (including its predecessor, the Federal Home Loan Bank Board), the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NYSE, the NASD, and the SEC.

          "Representative" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative of a Person.

          "Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

          "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

          "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

          "Shareholders' Meetings" shall mean the respective meetings of the shareholders of UPC and Leader to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

          "Stock Option Agreement" shall mean the Stock Option Agreement of even date herewith issued to UPC by Leader, substantially in the form of Exhibit 1.

          "Subsidiaries" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 10% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 10% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

          "Supplemental Letter" shall mean the supplemental letter of even date herewith relating to certain understandings and agreements in addition to those included in this Agreement, substantially in the form of Exhibit 3.

          "Surviving Corporation" shall mean Leader as the surviving corporation resulting from the Merger.

          "Tax" or "Taxes" shall mean any federal, state, county, local, or foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy, and other taxes, assessments, charges, fares, or impositions, including interest, penalties, and additions imposed thereon or with respect thereto.

          "TBCA" shall mean the Tennessee Business Corporation Act.

          "UPC Capital Stock" shall mean, collectively, the UPC Common Stock, the UPC Preferred Stock and any other class or series of capital stock of UPC.

          "UPC Common Stock" shall mean the $5.00 par value common stock of UPC.

          "UPC Companies" shall mean, collectively, UPC and all UPC
     Subsidiaries.

          "UPC Disclosure Memorandum" shall mean the written information entitled "Union Planters Corporation Disclosure Memorandum" delivered prior to the date of this Agreement to Leader describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

          "UPC Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of UPC as of September 30, 1995, and as of December 31, 1994 and 1993, and the related statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1995, and for each of the three years ended December 31, 1994, 1993 and 1992, as filed by UPC in SEC Documents, (ii) the consolidated balance sheets of UPC (including related notes and schedules, if any) and related statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1995, and (iii) the consolidated balance sheets (including related notes) of UPC as of December 31, 1995 and 1994, and the related statements of earnings, changes in shareholders' equity, and cash flows (including related notes) for each of the three fiscal years ended December 31, 1995, 1994 and 1993 included in the UPC Disclosure Memorandum.

          "UPC Merger Subsidiary" shall mean the wholly owned subsidiary of UPC to be organized to effect the Merger under the Laws of the State of Tennessee and with the name of UPC Merger Subsidiary, Inc.

          "UPC Merger Subsidiary Common Stock" shall mean the $1.00 par value common stock of UPC Merger Subsidiary.

          "UPC Preferred Stock" shall mean the no par value preferred stock of UPC and shall include the (i) Series A Preferred Stock, (ii) Series B, $8.00 Nonredeemable, Cumulative, Convertible Preferred Stock ("UPC Series B Preferred Stock"), and (iii) Series E, 8% Cumulative, Convertible Preferred Stock, of UPC ("UPC Series E Preferred Stock").

          "UPC Rights" shall mean the preferred stock purchase rights issued pursuant to the UPC Rights Agreement.

          "UPC Rights Agreement" shall mean that certain Rights Agreement, dated January 19, 1989, between UPC and UPNB, as Rights Agent.

          "UPC Subsidiaries" shall mean the Subsidiaries of UPC.

     (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

    Allowance...........................................................  Section 5.9
    Average Closing Price...............................................  Section 10.1(i)
    Bank Merger.........................................................  Section 1.5
    Closing.............................................................  Section 1.2
    Determination Date..................................................  Section 10.1(i)
    Effective Time......................................................  Section 1.3
    ERISA Affiliate.....................................................  Section 5.15(c)
    Exchange Agent......................................................  Section 4.1
    Exchange Ratio......................................................  Section 3.1(c)
    Indemnified Party...................................................  Section 8.14(a)
    Index Group.........................................................  Section 10.1(i)
    Index Price.........................................................  Section 10.1(i)
    Index Ratio.........................................................  Section 10.1(i)
    Leader Benefit Plans................................................  Section 5.15(a)
    Leader Contracts....................................................  Section 5.16
    Leader ERISA Plan...................................................  Section 5.15(a)
    Leader Options......................................................  Section 3.5(a)
    Leader Pension Plan.................................................  Section 5.15(a)
    Leader SEC Reports..................................................  Section 5.5(a)
    Merger..............................................................  Section 1.1
    Starting Date.......................................................  Section 10.1(i)
    Starting Price......................................................  Section 10.1(i)
    Takeover Laws.......................................................  Section 5.21
    Tax Opinion.........................................................  Section 9.1(h)
    UPC Ratio...........................................................  Section 10.1(i)
    UPC SEC Reports.....................................................  Section 6.4(a)

     (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

     11.2 Expenses. (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement based on the relative Asset sizes of the Parties at December 31, 1995.

     (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

     11.3 Brokers and Finders. Except for Sandler O'Neill & Partners, L.P. as to Leader and except for Stifel, Nicolaus & Company, Incorporated as to UPC, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Leader or UPC, each of Leader and UPC, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

     11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement and the Supplemental Letter (including the other documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.14 of this Agreement.

     11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties, whether before or after shareholder approval of this Agreement and the Plan of Merger has been obtained; provided, that after any such approval by the holders of UPC Common Stock or Leader Common Stock, there shall be made no amendment that modifies in any material respect the consideration to be received by the holders of Leader Common Stock without the further approval of such shareholders.

     11.6 Waivers. (a) Prior to or at the Effective Time, UPC, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Leader, to waive or extend the time for the compliance or fulfillment by Leader of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of UPC under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of UPC.

     (b) Prior to or at the Effective Time, Leader, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by UPC, to waive or extend the time for the compliance or fulfillment by UPC of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Leader under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Leader.

     (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this

Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

     11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

     11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Leader:            Leader Financial Corporation
                   158 Madison Avenue
                   Memphis, Tennessee 38103
                   Telecopy Number: (901) 578-2049
                   Attention: Edgar H. Bailey
                              Chairman of the Board and
                              Chief Executive Officer
Copy to Counsel:   Leader Financial Corporation
                   158 Madison Avenue
                   Memphis, Tennessee 38103
                   Telecopy Number: (901) 578-2049
                   Attention: Catherine C. Stallings
                              General Counsel
                   Housley Kantarian & Bronstein
                   1220 19th Street, N.W., Suite 700
                   Washington, D.C. 20036
                   Telecopy Number: (202) 822-0140
                   Attention: Harry K. Kantarian
UPC:               Union Planters Corporation
                   7130 Goodlett Farms Parkway
                   Memphis, Tennessee 38018
                   Telecopy Number: (901) 383-2877
                   Attention: Jackson W. Moore
                              President
Copy to Counsel:   Alston & Bird
                   601 Pennsylvania Avenue
                   North Building, Suite 250
                   Washington, D.C. 20004
                   Telecopy Number: (202) 508-3333
                   Attention: Frank M. Conner III

     11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Tennessee, without regard to any applicable conflicts of Laws.

     11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.12 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

     11.13 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     11.14 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                          LEADER FINANCIAL CORPORATION

By:        /s/  CATHERINE C. STALLINGS           By:       /s/  EDGAR H. BAILEY
    -----------------------------------------    -----------------------------------------
               Catherine C. Stallings                        Edgar H. Bailey
                    Secretary                           Chairman of the Board and
                                                         Chief Executive Officer
[CORPORATE SEAL]
ATTEST:                                          UNION PLANTERS CORPORATION

By:          /s/  E.J. HOUSE, Jr.                By:      /s/  JACKSON W. MOORE
    -----------------------------------------    -----------------------------------------
                E.J. House, Jr.                             Jackson W. Moore
                                                               President
    Secretary

[CORPORATE SEAL]

Leader Financial Corporation                                       March 8, 1996
158 Madison Avenue
Memphis, Tennessee 38103

Ladies and Gentlemen:

     We have, today, entered into an Agreement and Plan of Merger (the "Agreement") between Union Planters Corporation ("UPC") and Leader Financial Corporation ("Leader"). This Supplemental Letter is intended to set forth certain additional agreements and understandings of UPC and Leader. Each of such parties agrees that this letter is an integral part of the Agreement and is being entered into separately, solely as an accommodation to UPC. All terms used herein without definition shall have the same meaning as ascribed to such terms in the Agreement.

     Accordingly, in consideration of the Parties having entered into the Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is further agreed that:

     A. Representation on Boards of Directors

          1. UPC Board of Directors. Not later than the first regularly scheduled meeting of the Board of Directors of UPC following the Effective Time, UPC shall take all action necessary to elect four individuals who are members of the Board of Directors of Leader at the Effective Time (two of whom shall include Edgar H. Bailey and Ronald W. Stimpson) to the Board of Directors of UPC. Such individuals will serve as members of the Board of Directors of UPC in accordance with the practice and policies (including applicable age limitations) applicable to all other directors of UPC, will serve for the full term for which such director is initially elected, and will be renominated for election as directors and receive director fees in accordance with such policies and practices. In the case of Edgar H. Bailey, Mr. Bailey shall be elected for a term expiring at the 1998 annual meeting of shareholders of UPC, notwithstanding the application of UPC's mandatory retirement policy.

          2. UPC Board Committees. The four individuals who are elected to the Board of Directors of UPC as described above shall serve on committees of the Board of Directors (currently consisting of the Audit Committee, the Executive Committee (which shall include Edgar H. Bailey and Ronald W. Stimpson), and the Salary and Benefits Committee, only two of which, the Audit Committee and the Salary and Benefits Committee, meet regularly) as determined by the Board in accordance with the practice and policies (including applicable age limitations) applicable to all other directors of UPC, subject to applicable legal limitations.

          3. UPNB Board of Directors. Not later than the first regularly scheduled meeting of the Board of Directors of Union Planters National Bank ("UPNB"), UPNB shall take all action necessary to elect all members of the Board of Directors of Leader Federal at the Effective Time (other than the two non-employee directors elected to the Board of Directors of UPC as described above) to serve on the Board of Directors of UPNB. Such individuals will serve as members of the Board of Directors of UPNB in accordance with the practice and policies (including applicable age limitations) applicable to all other directors of UPNB and will be renominated for election as directors and receive director fees in accordance with such policies and practices.

     B. Officer Positions

          1. UPC. At the Effective Time, the following officers of Leader shall be appointed to the designated officer positions in UPC:

             Edgar H. Bailey -- Vice Chairman of the Board of Directors

             Ronald W. Stimpson -- Senior Executive Vice President and Chief Administrative Officer (reporting directly to the President of UPC)

             Catherine C. Stallings -- Executive Vice President and General Counsel

             David C. Wadlington -- Senior Vice President and Chief Financial Officer of Specialty Banking Operations

          2. UPNB. At the Effective Time, the following officers of Leader shall be appointed to the designated officer positions in UPNB:

             Kirk P. Bailey -- President and Chief Operating Officer (reporting directly to the Chairman of UPNB)

             Ronald W. Stimpson -- Vice Chairman with functional responsibility for Specialty Banking Operations (reporting directly to the Chief Executive Officer of UPNB)

             Brad L. Champlin -- Executive Vice President of Retail Branches

          In addition, at the Effective Time, Kenneth W. Plunk shall be appointed to the position of Chairman of UPNB and Benjamin W. Rawlins, Jr. shall be appointed to the position of Vice Chairman and remain Chief Executive Officer of UPNB.

     C. Consolidation Coordination Committee. As soon as reasonably practicable after execution of the Agreement, UPC and Leader shall establish a consolidation committee that will be composed of Benjamin W. Rawlins, Jr., Jackson W. Moore, Kenneth W. Plunk, Edgar H. Bailey, Ronald W. Stimpson, and Kirk P. Bailey. Such committee will have general oversight responsibility for all matters relating to the consolidation of Leader Federal with UPC. Such committee shall also have responsibility for structuring and awarding any necessary incentive compensation to the employees of UPC and Leader to encourage the continued employment of key operational employees through the Effective Time.

     D. Benefit Plans

          1. ESOP. To the extent not prohibited by applicable Law, after the Effective Time and until such time as the normal contribution for the 1997 fiscal year to Leader's Employee Stock Ownership Plan (the "ESOP") shall be made, UPC shall (i) maintain the ESOP for the exclusive benefit of individuals who have become participants in the ESOP prior to the Effective Time, (ii) make annual contributions to the ESOP in amounts at least sufficient to repay the principal and interest due annually on the outstanding ESOP loan, (iii) cause the administrative and other authority previously exercised by Leader's Board of Directors with respect to the ESOP to be exercised by the Coordination Consolidation Committee, which authority shall include the authority to appoint the ESOP's trustees, and
     (iv) not amend the ESOP except to the extent necessary to comply with applicable Law or to obtain a favorable determination from the Internal Revenue Service as to the continuing qualified status of the ESOP. Notwithstanding the foregoing, UPC agrees that, to the extent not prohibited by applicable Law, until the full normal 1997 contribution is made to the ESOP, the ESOP shall not, under any circumstances whatsoever, be merged into any other tax-qualified retirement plan or be amended to permit participation by anyone who had not become a participant in the ESOP prior to the Effective Time. After the full normal 1997 contribution is made to the ESOP, all contributions under the ESOP shall cease and participants in the ESOP who at that time continue to be employed by UPC shall be entitled to participate in UPC's ESOP to the same extent as other employees of UPC, and UPC shall take such steps as are necessary to merge Leader's ESOP with and into UPC's ESOP and shall obtain such regulatory determinations regarding the merger of the Leader ESOP into the UPC ESOP as may be appropriate to ensure the qualified status of such plans and related trust under the Internal Revenue Code. Until the merger of the Leader ESOP into the UPC ESOP, no participant in the Leader ESOP shall be entitled to participate in the UPC ESOP. At the Effective Time, Leader shall reserve all costs reasonably anticipated for the separate operation of the Leader ESOP until such time as the Leader ESOP may be merged into the UPC ESOP as provided herein.

          2. Pension Plan. After the Effective Time there shall be no further accrual of benefits under Leader's Pension Plan as in effect on the date of the Agreement (the "Pension Plan") and Leader shall take such steps as are necessary or practicable to terminate the Pension Plan on or before the Effective Time. Leader represents that the actual fair market value of Pension Plan assets exceeds the Pension

     Plan's "benefit liabilities" (as defined in ERISA Section 4001(a)(16)) assuming the Pension Plan had terminated. Only to the extent permitted by applicable Law and only to the extent that any of the following amendments do not cause the benefit liabilities (as defined in the preceding sentence) to exceed the actual fair market value of Pension Plan assets (all determined as of the date of the Pension Plan's termination), Leader may at any time before the Effective Time take the necessary steps with respect to the Pension Plan to permit participants and their beneficiaries to elect to receive their accrued benefits in the form of a lump sum payment rather than an annuity, and to adjust the formula and qualifications for determining benefits under the Pension Plan in any manner associated with assuring that any excess funding in such plan inures solely to the benefit of individuals who have become participants in the Pension Plan at or prior to the Effective Time. Prior to the Effective Time, Leader shall take such steps as are appropriate or necessary to determine the cost of terminating the Pension Plan, including, but not limited to, the amount needed to satisfy all "benefit liabilities" (as defined in ERISA Section 4001(a)(16)) under the Pension Plan in the event of the anticipated termination and any penalties or termination fees associated therewith or in connection with the assets held therein ("Costs of Termination"). Leader shall coordinate with the Human Resources Department of UPC to ascertain, as close as reasonably practicable, the Costs of Termination and prior to the Effective Time, Leader shall fully reserve all such Costs of Termination. Upon termination of the Leader Pension Plan, employees of Leader who are participants in such Pension Plan will, to the extent provided under such Pension Plan and by applicable Law, become fully vested in and eligible to receive benefits under such Pension Plan to the extent required therein and by applicable Law. To the extent permitted by the Pension Plan and applicable Law, Leader shall distribute all vested accrued benefits to plan participants as soon as reasonably practicable following the termination of the Pension Plan in the manner required by applicable Law. Leader shall obtain such regulatory determinations regarding the termination of the Pension Plan as may be appropriate to ensure the qualified status of such plan and related trust under the Internal Revenue Code. Upon the election of any participant, any vested accrued benefit under the Pension Plan that constitutes an "eligible rollover distribution" (as defined in Internal Revenue Code Section 402(f)(2)(A) may be rolled over to UPC's 401(k) retirement savings plan.

          3. 401(k) Plan. Notwithstanding anything to the contrary in the Agreement, after the Effective Time, all contributions under Leader's 401(k) Plan as in effect on the date of the Agreement (the "401(k) Plan") shall cease and employees of Leader who continue their employment with Leader after the Effective Time shall be entitled to participate in UPC's 401(k) Plan to the same extent as other employees of UPC as of immediately after the Effective Time. Leader, in coordination with UPC's Human Resources Department, shall take such steps as are necessary to merge Leader's 401(k) Plan with and into UPC's 401(k) Plan as of the Effective Time or as soon as reasonably practicable after the Effective Time, but any delay in effectuating such merger shall not delay Leader's employees' right to participate in UPC's 401(k) Plan as of the Effective Time. Prior to the Effective Time, Leader shall fully reserve for all anticipated costs and expenses related to its 401(k) Plan and the merger thereof into UPC's 401(k) Plan. Leader, in coordination with UPC's Human Resources Department, shall obtain such regulatory determinations regarding the merger of its 401(k) Plan into the UPC 401(k) Plan as may be appropriate to ensure the qualified status of such plans and related trusts under the Internal Revenue Code.

     E. Other Benefit Matters

          1. Employment/Severance Agreements. Due to the inconsistency of the terms and benefits of the respective employment agreements between Leader and each of Ronald W. Stimpson, Kirk P. Bailey, Brad L. Champlin, Catherine
     C. Stallings, David C. Wadlington, and Larry Kirschner with the corporate policies and practices of UPC, UPC has requested that each of such employment agreements be terminated at the Effective Time. Such individuals who are parties to the employment agreements with Leader have agreed to the termination of such contracts, and accordingly at the Effective Time, each of such contracts shall terminate and be of no further force and effect in consideration of a cash payment respecting a change of control to each party to the respective agreements in an amount calculated in accordance with such party's employment agreement. As such individuals are critical to the successful assimilation of Leader and UPC and will be elected to senior management positions in UPC and UPNB, UPC is further requesting that such individuals enter into employment arrangements at the Effective Time appropriate for their respective positions in UPC and UPNB.

          At the Effective Time, the employment agreement between Leader and Edgar H. Bailey shall terminate and be of no further force and effect. UPC acknowledges and agrees that consummation of the Merger would constitute a change of control under Mr. Bailey's employment contract and, therefore, Mr. Bailey would be entitled to the payment determined pursuant to the terms of such contract upon consummation of the Merger and termination of his employment contract. Prior to the Effective Time, Leader shall fully accrue all payments due or which may be due to Mr. Bailey under such employment contract upon consummation of the Merger, including, but not limited to, such payments due Mr. Bailey upon the change of control, change in conditions, and termination of his employment contract. In lieu of receiving a lump sum payment for the full amount due under the employment agreement between Leader and Edgar H. Bailey, Mr. Bailey and UPC agree to enter into a three-year consulting agreement mutually agreed upon by such parties and reduce the amount otherwise payable to Mr. Bailey under the terms of his employment agreement with Leader as a result of the Merger constituting a change in control by the amounts payable under such consulting agreement.

          All other severance agreements disclosed in Section 5.15 of the Leader Disclosure Memorandum shall be assumed by UPC in accordance with their terms and UPC shall, and shall cause Leader to, abide by such agreements in accordance with the terms.

          2. Leader Severance Benefits. Prior to the Effective Time, Leader will provide severance payments to employees of Leader (other than employees whose severance benefits are provided for in written employment agreements) whose employment is terminated as a result of situations covered under the current Leader severance pay plan disclosed in the Leader Disclosure Memorandum. Such payment shall be consistent with the terms and conditions of the Leader severance pay plan. At and subsequent to the Effective Time, UPC will provide severance payments to employees of Leader (other than employees whose severance benefits are provided for in written employment agreements) whose employment is terminated as a result of situations covered under the current UPC involuntary severance pay plan. Such payments shall be consistent with the terms and conditions of the UPC involuntary severance pay plan. Notwithstanding the foregoing, in the event that UPC contracts with a former employee of Leader to provide services to UPC for a limited period of time after the Effective Time, upon termination of such employee's employment and except as otherwise provided in a written agreement with such employee, such employee shall be entitled to the benefits under the severance pay plan of UPC or Leader that provides the greater benefit to such employee. Prior to the Effective Time, Leader shall fully reserve for all anticipated severance benefits to be paid at or subsequent to the Effective Time.

          3. Leader Termination Program. Prior to the Effective Time, Leader shall establish a special termination program for those employees of Leader whose employment is terminated as a result of the Merger. The recipients of the benefits of the termination program shall be identified prior to the Effective Time and shall receive cash payments not to exceed in aggregate $4 million on a pre-tax basis. Prior to the Effective Time, Leader shall fully reserve for all anticipated costs and expenses related to the special termination program. Leader shall have full responsibility for structuring and implementing the special termination program.

          4. 1996 Bonus Plan.  UPC acknowledges that Leader has disclosed in
     Section 7.2 of the Leader Disclosure Memorandum, the 1996 bonus plan of Leader. Through December 31, 1996 (or the Effective Time, if later), Leader may continue to accrue for and pay cash bonuses in a manner consistent with the methodology heretofore established for 1996; provided that any performance or comparative data about Leader or peer companies shall be annualized using the best information reasonably available to Leader as of the Effective Time and without regard for expenses associated with the Merger (including without limitation the costs allocated with respect to the resolution of any Leader benefit plan or arrangement as is contemplated herein); and provided further that such cash bonuses shall be paid on the Effective Time and be calculated on a 12-month basis.

          5. Automobiles. Any employee of Leader who, as of the date of the Agreement, is supplied an automobile at Leader's expense, shall be entitled to purchase such automobile during the first 30 days following the Effective Time at a price equal to the book value of such automobile at the Effective Time. For those employees of Leader who receive an automobile allowance from Leader and who become employees of UPC but are not provided an automobile allowance under UPC's policies, such employees will have at the Effective Time their base salary permanently increased on a one-time basis by an amount equal to the reported value (as further increased to reflect the tax expense) of such benefit on the employee's W-2 for the full fiscal year immediately preceding the Effective Time.

          6. Club Dues. Reimbursement of expenses related to memberships in country clubs or luncheon clubs incurred by employees of Leader who become employees of UPC after the Effective Time shall, after the Effective Time, be effected in accordance with the policies of UPC with respect to such matter for similarly positioned officers and employees. For those employees of Leader who receive club dues allowance from Leader and who become employees of UPC but are not provided a club dues allowance under UPC's policies, such employees will have at the Effective Time their base salary permanently increased on a one-time basis by an amount equal to the dues paid (as further increased to reflect the tax expense) for the benefit of the employee for the full fiscal year immediately preceding the Effective Time.

          7. SERA. On or before the Effective Time, Leader may amend its supplemental executive retirement agreement ("SERA") with Edgar H. Bailey in order to permit him to defer the commencement of benefit payments thereunder until on or after January 1, 1997. UPC agrees to honor the SERA, Leader's supplemental retirement obligation to Mr. Grady Marlow and Leader's split-dollar life insurance arrangements, in accordance with their terms as in effect at the Effective Time.

          8. VEBA. Except as provided in the following sentence, on or before the Effective Time, Leader shall be permitted to contribute, to the trust associated with the voluntary employees' beneficiary association ("VEBA") established by Leader pursuant to Internal Revenue Code Section 501(c)(9), an amount of funds sufficient to permit the trust to meet its pre-Effective Time obligations under the VEBA, including but not limited to its obligations that will arise from the retirement of Edgar H. Bailey from his full-time employment with Leader. However, such contribution will not exceed the amount that may be deductible under Internal Revenue Code Sections 419 and 419A or under any other applicable limitation of Law. On and after the Effective Time, UPC shall maintain the trust associated with Leader's VEBA for the exclusive benefit of Leader's employees who had become trust beneficiaries on or before the Effective Time.

          9. MRP. UPC agrees to honor Leader's Management Recognition Plan, the trust associated therewith, and any deferred compensation agreements made pursuant to the plan, according to their respective terms as in effect at the Effective Time.

          10. Rabbi Trust. Except as provided in the following sentence, on or before the Effective Time, Leader may take the necessary steps in order to provide the trustee with specific directions as to (i) the circumstances under which the assets of the trust (the "Rabbi Trustee") established by its trust agreement may be paid to Trust beneficiaries, and (ii) the timing and amount of said payments; provided that the benefits that Leader may provide through said Trust shall be limited to any severance benefits that may become payable pursuant to this Supplemental Letter and pursuant to Leader's deferred compensation plans (pursuant to which participants may defer compensation prior to the Effective Time). UPC agrees to honor said trust agreement and deferred compensation plans in accordance with their terms as in effect at the Effective Time, and to change the Trustee only to an independent fiduciary with institutional trustee powers. In no event may the rabbi trust deviate from the IRS model trust described in Revenue Procedure 92-64.

          11. Other Rules Applicable to Paragraphs 7 -- 10 of Section E. The following restrictions apply in addition to any limitations or conditions contained in paragraphs 7 through 10 of this Section E.

             (a) Unless specifically provided otherwise in this Supplemental Letter, neither Leader nor its Affiliates may amend any of the benefit arrangements referred to in paragraphs 7 through 10 above.

             (b) UPC and its Affiliates are not bound by any of the conditions and terms of paragraphs 7 through 10 of this Section E to the extent Leader, UPC, or any of their Affiliates would be required to violate any requirement of Law.

             (c) Unless specifically provided otherwise in this Supplemental Letter, neither Leader nor its Affiliates may additionally fund any of the benefit arrangements referred to in paragraphs 7 through 10 above.

     F. General Concerns. Notwithstanding anything in this Supplemental Letter to the contrary, the rights granted by UPC to Leader employees in connection with the Merger shall not in and of themselves be construed in any way to be an employment contract with, or right to employment by, Leader, UPC, or any other subsidiary of UPC after the Effective Time.

     G. Timing. Notwithstanding anything in this Supplemental Letter or in the Agreement to the contrary, Leader may take such actions on or before the Effective Time as are necessary or appropriate to effectuate the purposes of this Supplemental Letter, including, but not limited to (i) the adoption and execution of agreements and amendments relating to the plans, programs, and agreements referenced herein, and (ii) the adoption and execution of any amendment required by applicable Law.

     IN WITNESS WHEREOF, the Parties intending to be legally bound have caused this Supplemental Letter to be executed.

                                          UNION PLANTERS CORPORATION

                                          By:     /s/  JACKSON W. MOORE
                                            ------------------------------------
                                                      Jackson W. Moore
                                                         President

                                          LEADER FINANCIAL CORPORATION

                                          By:      /s/  EDGAR H. BAILEY
                                            ------------------------------------
                                                      Edgar H. Bailey
                                              Chairman of the Board and Chief
                                                      Executive Officer

                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT, dated as of March 9, 1996 (the "Agreement"), by and between Leader Financial Corporation, a Tennessee corporation ("Issuer"), and Union Planters Corporation, a Tennessee corporation ("Grantee").

     WHEREAS, Grantee and Issuer have entered into that certain Agreement and Plan of Merger, dated as of March 8, 1996 (the "Merger Agreement"), providing for, among other things, the merger of Issuer with a wholly-owned subsidiary of Grantee, with Issuer as the surviving entity; and

     WHEREAS, as a condition and inducement to Grantee's execution of the Merger Agreement, Grantee has required that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below);

     NOW, THEREFORE, in consideration of the respective representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, Issuer and Grantee agree as follows:

     1. Defined Terms. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

     2. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 1,973,600 shares (as adjusted as set forth herein) (the "Option Shares," which shall include the Option Shares before and after any transfer of such Option Shares) of Common Stock, par value $1.00 per share ("Issuer Common Stock"), of Issuer at a purchase price per Option Share (the "Purchase Price") equal to $41.50.

     3. Exercise of Option. (a) Provided that (i) Grantee shall not be in material breach of the agreements or covenants contained in this Agreement or the Merger Agreement, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, Grantee may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event; provided that the Option shall terminate and be of no further force and effect upon the earliest to occur of
(A) the Effective Time, (B) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Merger Agreement by Grantee pursuant to Section 10.1(b) (but only if such termination was a result of a willful breach by Issuer) or Section 10.1(c) thereof or by Grantee and Issuer pursuant to Section 10.1(a) thereof if Grantee shall at that time have been entitled to terminate the Merger Agreement pursuant to Section 10.1(b) (but only if such termination was a result of a willful breach by Issuer) or Section 10.1(c) thereof (each a "Default Termination"), (C) 12 months after the termination of the Merger Agreement by Grantee pursuant to a Default Termination, and (D) 12 months after termination of the Merger Agreement (other than pursuant to a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; and provided, further, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law, including, without limitation, the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and the Home Owners' Loan Act of 1933, as amended (the "HOLA"). The rights set forth in Section 8 shall terminate when the right to exercise the Option terminates (other than as a result of a complete exercise of the Option) as set forth herein.

     (b) As used herein, a "Purchase Event" means any of the following events subsequent to the date of this Agreement:

          (i) without Grantee's prior written consent, Issuer shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than Grantee or any subsidiary of Grantee) to effect an Acquisition Transaction (as defined below). As used herein, the term Acquisition Transaction shall mean (A) a merger, consolidation or similar transaction involving Issuer or any of its subsidiaries (other than transactions solely between Issuer's subsidiaries), (B) except as permitted pursuant to Section 7.1 of the Merger Agreement, the disposition, by sale, lease, exchange or otherwise, of assets of Issuer or any of its

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

     subsidiaries representing in either case 25% or more of the consolidated assets of Issuer and its subsidiaries, or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 25% or more of the voting power of Issuer or any of its subsidiaries (any of the foregoing an "Acquisition Transaction"); or

          (ii) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the then-outstanding shares of Issuer Common Stock.

     (c) As used herein, a "Preliminary Purchase Event" means any of the following events:

          (i) any person (other than Grantee or any subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange
     Act), or shall have filed a registration statement under the Securities Act with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 15% or more of the then- outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

          (ii) the holders of Issuer Common Stock shall not have approved the Merger Agreement at the meeting of such shareholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement, or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced that any person (other than Grantee or any subsidiary of Grantee) shall have (A) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer, or (C) filed an application (or given a notice), whether in draft or final form, under the BHC Act, the HOLA, the Bank Merger Act, or the Change in Bank Control Act of 1978, for approval to engage in an Acquisition Transaction.

As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

     (d) In the event Grantee wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 15 business days from the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"). If prior notification to or approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Office of Thrift Supervision (the "OTS") or any other regulatory authority is required in connection with such purchase, Issuer shall cooperate with Grantee in the filing of the required notice or application for approval and the obtaining of such approval and the Closing shall occur immediately following such regulatory approvals (and any mandatory waiting periods).

     (e) Notwithstanding any other provision of this Agreement to the contrary, in no event shall Grantee (together with any other holders of the Option) purchase under the terms of this Agreement that number of Option Shares which have a "Spread Value" in excess of $20,737,000. For purposes of this Agreement, "Spread Value" shall mean the difference between (i) the product of (1) the sum of the total number of Option Shares Grantee (x) intends to purchase at the Closing Date pursuant to the exercise of the Option and (y) previously purchased pursuant to the prior exercise of the Option, and (2) the closing price of Issuer Common Stock as quoted on the Nasdaq National Market on the last trading day immediately preceding the Closing Date, and (ii) the product of (1) the total number of Option Shares Grantee (x) intends to purchase at the Closing Date pursuant to the exercise of the Option and (y) previously purchased pursuant to the prior exercise of the Option and (2) the applicable Purchase Price of such Option Shares. In the event the Spread Value exceeds $20,737,000 the number of Option Shares which Grantee (together with any other holders of the Option) is entitled to purchase at the Closing Date shall be reduced to that number of shares necessary such that the Spread Value equals or is less than $20,737,000.

     4. Payment and Delivery of Certificates. (a) On each Closing Date, Grantee shall (i) pay to Issuer, in immediately available funds by wire transfer to a bank account designated by Issuer, an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased on such Closing Date, and (ii) present and surrender this Agreement to the Issuer at the address of the Issuer specified in Section 12(f) hereof.

     (b) At each Closing, simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in Section 4(a), (i) Issuer shall deliver to Grantee (A) a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever and subject to no pre-emptive rights, and (B) if the Option is exercised in part only, an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Issuer Common Stock purchasable hereunder, and (ii) Grantee shall deliver to Issuer a letter agreeing that Grantee shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable federal and state law or of the provisions of this Agreement.

     (c) In addition to any other legend that is required by applicable law, certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

          THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF MARCH 9, 1996. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Grantee shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act.

     5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

          (a) Issuer has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Issuer. This Agreement has been duly executed and delivered by Issuer. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by Issuer with any of the provisions hereof will not (i) conflict with or result in a breach of any provision of its Articles of Incorporation or By-laws or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, condition or provisions of any material note, bond, debenture, mortgage, indenture, license, material agreement or other material instrument or obligation to which Issuer is bound, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Issuer or any of its properties or assets. No consent or approval by any governmental authority, other than compliance with applicable federal and state securities and banking laws, and regulations of the Federal Reserve Board and the OTS, is required of Issuer in connection with the execution and delivery by Issuer of this Agreement or the consummation by Issuer of the transactions contemplated hereby.

          (b) Issuer has taken all necessary corporate and other action to authorize and reserve and to permit it to issue, and, at all times from the date hereof until the obligation to deliver Issuer Common Stock upon the exercise of the Option terminates, will have reserved for issuance, upon exercise of the Option, the number of shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 7 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable pursuant to Section 7, upon issuance pursuant hereto, shall be duly and validly issued, fully paid, and nonassessable, and shall be delivered free and clear of all liens, claims, charges, and encumbrances of any kind or nature whatsoever, including any preemptive rights of any stockholder of Issuer.

     6. Representations and Warrants of Grantee. Grantee hereby represents and warrants to Issuer that:

          (a) Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

          (b) This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Laws.

     7. Adjustment Upon Changes in Capitalization, Etc. (a) In the event of any change in Issuer Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Grantee shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 7(a)), the number of shares of Issuer Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Issuer Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

     (b) In the event that Issuer shall enter in an agreement: (i) to consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger; (ii) to permit any person, other than Grantee or one of its Subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property or the outstanding shares of Issuer Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer all or substantially all of its Assets to any person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Grantee, of either (x) the Acquiring Corporation (as defined below), (y) any person that controls the Acquiring Corporation, or
(z) in the case of a merger described in clause (ii), the Issuer (in each case, such person being referred to as the "Substitute Option Issuer").

     (c) The Substitute Option shall have the same terms as the Option, provided that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee. The Substitute Option Issuer shall also enter into an agreement with the then-holder or holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

     (d) The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock (as hereinafter defined) as is equal to the Assigned Value (as hereinafter defined) multiplied by the number of shares of the Issuer Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as hereinafter defined). The exercise price of the Substitute Option per share of the Substitute Common Stock (the "Substitute Purchase Price") shall then be equal to the Purchase Price multiplied by a fraction in which the numerator is the number of shares of the Issuer Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares for which the Substitute Option is exercisable.

     (e) The following terms have the meanings indicated:

          (i) "Acquiring Corporation" shall mean (x) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (y) Issuer in a merger in which Issuer is the continuing or surviving person, and (z) the transferee of all or any substantial part of the Issuer's assets (or the assets of its Subsidiaries).

          (ii) "Substitute Common Stock" shall mean the common stock issued by the Substitute Option Issuer upon exercise of the Substitute Option.

          (iii) "Assigned Value" shall mean the highest of (x) the price per share of the Issuer Common Stock at which a Tender Offer or Exchange Offer therefor has been made by any person (other than Grantee), (y) the price per share of the Issuer Common Stock to be paid by any person (other than the Grantee) pursuant to an agreement with Issuer, and (z) the highest closing sales price per share of Issuer Common Stock quoted on the Nasdaq National Market (or if Issuer Common Stock is not quoted on the Nasdaq National Market, the highest bid price per share on any day as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Grantee) within the six-month period immediately preceding the agreement; provided, that in the event of a sale of less than all of Issuer's assets, the Assigned Value shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by Grantee (or by a majority in interest of the Grantees if there shall be more than one Grantee (a "Grantee Majority")), divided by the number of shares of the Issuer Common Stock outstanding at the time of such sale. In the event that an exchange offer is made for the Issuer Common Stock or an agreement is entered into for a merger or consolidation involving consideration other than cash, the value of the securities or other property issuable or deliverable in exchange for the Issuer Common Stock shall be determined by a nationally recognized investment banking firm mutually selected by Grantee and Issuer (or if applicable, Acquiring Corporation), provided that if a mutual selection cannot be made as to such investment banking firm, it shall be selected by Grantee. (If there shall be more than one Grantee, any such selection shall be made by a Grantee Majority.)

          (iv) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by Issuer, the person merging into Issuer or by any company which controls or is controlled by such merger person, as Grantee may elect.

     (f) In no event pursuant to any of the foregoing paragraphs shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of the Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock but for this clause (f), the Substitute Option Issuer shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (f) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (f). This difference in value shall be determined by a nationally recognized investment banking firm selected by Grantee (or a Grantee Majority).

     (g) Issuer shall not enter into any transaction described in subsection (b) of this Section 7 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder and take all other actions that may be necessary so that the provisions of this Section 7 are given full force and effect (including, without limitation, any action that may be necessary so that the shares of Substitute Common Stock are in no way distinguishable from or have lesser economic value than other shares of common stock issued by the Substitute Option Issuer).

     (h) The provisions of Sections 8, 9, and 10 shall apply, with appropriate adjustments, to any securities for which the Option becomes exercisable pursuant to this Section 7 and, as applicable, references in such sections to "Issuer," "Option," "Purchase Price" and "Issuer Common Stock" shall be deemed to be references to "Substitute Option Issuer," "Substitute Option," "Substitute Purchase Price" and "Substitute Common Stock," respectively.

     8. Repurchase at the Option of Grantee. (a) Subject to the last sentence of Section 3(a), at the request of Grantee at any time commencing upon the first occurrence of a Repurchase Event (as defined in Section 8(d)) and ending 12 months immediately thereafter, Issuer shall repurchase from Grantee the Option and all shares of Issuer Common Stock purchased by Grantee pursuant hereto with respect to which Grantee then has beneficial ownership. The date on which Grantee exercises its rights under this Section 8 is referred to as the "Request Date." Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

          (i) the aggregate Purchase Price paid by Grantee for any shares of Issuer Common Stock acquired pursuant to the Option with respect to which Grantee then has beneficial ownership;

          (ii) the excess, if any, of (x) the Applicable Price (as defined below) for each share of Issuer Common Stock over (y) the Purchase Price (subject to adjustment pursuant to Section 7), multiplied by the number of shares of Issuer Common Stock with respect to which the Option has not been exercised; and

          (iii) the excess, if any, of the Applicable Price over the Purchase Price (subject to adjustment pursuant to Section 7) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Grantee for each share of Issuer Common Stock with respect to which the Option has been exercised and with respect to which Grantee then has beneficial ownership, multiplied by the number of such shares; provided, that the amount calculated pursuant to clause (ii) and (iii) of this Section 8(a) shall not exceed $20,737,000.

     (b) If Grantee exercises its rights under this Section 8, Issuer shall, within ten business days after the Request Date, pay the Section 8 Repurchase Consideration to Grantee in immediately available funds, and contemporaneously with such payment Grantee shall surrender to Issuer the Option and the certificates evidencing the shares of Issuer Common Stock purchased thereunder with respect to which Grantee then has beneficial ownership, and Grantee shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Notwithstanding the foregoing, to the extent that prior notification to or approval of the Federal Reserve Board, the OTS or other regulatory authority is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, Grantee shall have the ongoing option to revoke its request for repurchase pursuant to Section 8, in whole or in part, or to require that Issuer deliver from time to time that portion of the Section 8 Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such approval). If the Federal Reserve Board, the OTS or any other regulatory authority disapproves of any part of Issuer's proposed repurchase pursuant to this Section 8, Issuer shall promptly give notice of such fact to Grantee. If the Federal Reserve Board, the OTS or other agency prohibits the repurchase in part but not in whole, then Grantee shall have the right (i) to revoke the repurchase request or (ii) to the extent permitted by the Federal Reserve Board, the OTS or other agency, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and Grantee shall thereupon have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Request

Date less the sum of the number of shares covered by the Option in respect of which payment has been made pursuant to Section 8(a)(ii) and the number of shares covered by the portion of the Option (if any) that has been repurchased. Grantee shall notify Issuer of its determination under the preceding sentence within five business days of receipt of notice of disapproval of the repurchase.

     Notwithstanding anything herein to the contrary, all of Grantee's rights under this Section 8 shall terminate on the date of termination of this Option pursuant to Section 3(a).

     (c) For purposes of this Agreement, the "Applicable Price" means the highest of (i) the highest price per share of Issuer Common Stock paid for any such share by the person or groups described in Section 8(d)(i), (ii) the price per share of Issuer Common Stock received by holders of Issuer Common Stock in connection with any merger or other business combination transaction described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii), or (iii) the highest closing sales price per share of Issuer Common Stock quoted on the Nasdaq National Market (or if Issuer Common Stock is not quoted on the Nasdaq National Market, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Grantee) during the 60 business days preceding the Request Date; provided, however, that in the event of a sale of less than all of Issuer's assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by an independent nationally recognized investment banking firm selected by Grantee and reasonably acceptable to Issuer (which determination shall be conclusive for all purposes of this Agreement), divided by the number of shares of the Issuer Common Stock outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by Grantee and reasonably acceptable to Issuer, which determination shall be conclusive for all purposes of this Agreement.

     (d) As used herein, "Repurchase Event" shall occur if (i) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange
Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership, of 50% or more of the then-outstanding shares of Issuer Common Stock, or (ii) any of the transactions described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) shall be consummated.

     9. Registration Rights.

     (a) Issuer shall, subject to the conditions of subparagraph (c) below, if requested by Grantee (or if applicable, a Grantee Majority), as expeditiously as possible prepare and file a registration statement under the Securities Laws if necessary in order to permit the sale or other disposition of any or all shares of Issuer Common Stock or other securities that have been acquired by or are issuable to Grantee upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Grantee in such request, including, without limitation, a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision, and Issuer shall use its best efforts to qualify such shares or other securities for sale under any applicable state securities laws.

     (b) If Issuer at any time after the exercise of the Option proposes to register any shares of Issuer Common Stock under the Securities Laws in connection with an underwritten public offering of such Issuer Common Stock, Issuer will promptly give written notice to Grantee (and any permitted transferee) of its intention to do so and, upon the written request of Grantee (or any such permitted transferee of Grantee) given within 30 days after receipt of any such notice (which request shall specify the number of shares of Issuer Common Stock intended to be included in such underwritten public offering by Grantee (or such permitted transferee)), Issuer will cause all such shares, the holders of which shall have requested participation in such registration, to be so registered and included in such underwritten public offering; provided, that Issuer may elect to not cause any such shares to be so registered (i) if the underwriters in good faith object for valid business reasons, or (ii) in the case of a registration solely to implement a dividend reinvestment or similar plan, an employee benefit plan or a registration filed on Form S-4; provided, further, that such election pursuant to clause (i) may only be made one time. If some but not all the shares of Issuer

Common Stock, with respect to which Issuer shall have received requests for registration pursuant to this subparagraph (b), shall be excluded from such registration, Issuer shall make appropriate allocation of shares to be registered among Grantee (and any such permitted transferee desiring to register their shares) and any other person (other than Issuer) who or which is permitted to register their shares of Issuer Common Stock in connection with such registration pro rata in the proportion that the number of shares requested to be registered by each such holder bears to the total number of shares requested to be registered by all such holders then desiring to have Issuer Common Stock registered for sale.

     (c) Issuer shall use all reasonable efforts to cause each registration statement referred to in subparagraph (a) above to become effective and to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective, provided, that Issuer may delay any registration of Option Shares required pursuant to subparagraph (a) above for a period not exceeding 90 days provided Issuer shall in good faith determine that any such registration would adversely affect an offering or contemplated offering of other securities by Issuer, and Issuer shall not be required to register Option Shares under the Securities Laws pursuant to subparagraph (a) above:

          (i) prior to the earliest of (a) termination of the Merger Agreement pursuant to Section 10.1 thereof, (b) failure to obtain the requisite stockholder approval pursuant to Section 9.1(a) of the Merger Agreement, and (c) a Purchase Event or a Preliminary Purchase Event;

          (ii) on more than two occasions;

          (iii) more than once during any calendar year;

          (iv) within 90 days after the effective date of a registration referred to in subparagraph (b) above pursuant to which the holder or holders of the Option Shares concerned were afforded the opportunity to register such shares under the Securities Laws and such shares were registered as requested; and

          (v) unless a request therefor is made to Issuer by the holder or holders of at least 25% or more of the aggregate number of Option Shares then outstanding.

     In addition to the foregoing, Issuer shall not be required to maintain the effectiveness of any registration statement after the expiration of nine months from the effective date of such registration statement. Issuer shall use all reasonable efforts to make any filings, and take all steps, under all applicable state securities laws to the extent necessary to permit the sale or other disposition of the Option Shares so registered in accordance with the intended method of distribution for such shares, provided, that Issuer shall not be required to consent to general jurisdiction or qualify to do business in any state where it is not otherwise required to so consent to such jurisdiction or to so qualify to do business.

     (d) Except where applicable state law prohibits such payments, Issuer will pay all expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses (including the fees and expenses of counsel), accounting expenses, legal expenses including the reasonable fees and expenses of one counsel to the holders whose Option Shares are being registered, printing expenses, expenses of underwriters, excluding discounts and commissions but including liability insurance if Issuer so desires or the underwriters so require, and the reasonable fees and expenses of any necessary special experts) in connection with each registration pursuant to subparagraph (a) or (b) above (including the related offerings and sales by holders of Option Shares) and all other qualifications, notifications or exemptions pursuant to subparagraph (a) or (b) above. Underwriting discounts and commissions relating to Option Shares, fees and disbursements of counsel to the holders of Option Shares being registered and any other expenses incurred by such holders in connection with any such registration shall be borne by such holders.

     (e) In connection with any registration under subparagraph (a) or (b) above Issuer hereby indemnifies the holder of the Option Shares, and each underwriter thereof, including each person, if any, who controls such holder or underwriter within the meaning of Section 15 of the Securities Act, against all expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement of a material fact contained in any registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such expenses, losses, claims, damages or liabilities of such indemnified party are caused by any untrue statement or alleged untrue statement that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon and in conformity with, information furnished in writing to Issuer by such indemnified party expressly for use therein, and Issuer and each officer, director and controlling person of Issuer shall be indemnified by such holder of the Option Shares, or by such underwriter, as the case may be, for all such expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement, that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon, and in conformity with, information furnished in writing to Issuer by such holder or such underwriter, as the case may be, expressly for such use.

     Promptly upon receipt by a party indemnified under this subparagraph (e) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this subparagraph (e), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but the failure so to notify the indemnifying party shall not relieve it of any liability which it may otherwise have to any indemnified party under this subparagraph (e). In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless (i) the indemnifying party either agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel satisfactory to the indemnified party, or (iii) the indemnified party has been advised by counsel that one or more legal defenses may be available to the indemnifying party that may be contrary to the interest of the indemnified party, in which case the indemnifying party shall be entitled to assume the defense of such action notwithstanding its obligation to bear fees and expenses of such counsel. No indemnifying party shall be liable for any settlement entered into without its consent, which consent may not be unreasonably withheld.

     If the indemnification provided for in this subparagraph (e) is unavailable to a party otherwise entitled to be indemnified in respect of any expenses, losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such party otherwise entitled to be indemnified, shall contribute to the amount paid or payable by such party to be indemnified as a result of such expenses, losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative benefits received by Issuer, the selling shareholders and the underwriters from the offering of the securities and also the relative fault of Issuer, the selling shareholders and the underwriters in connection with the statements or omissions which resulted in such expenses, losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the expenses, losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; provided, that in no case shall the holders of the Option Shares be responsible, in the aggregate, for any amount in excess of the net offering proceeds attributable to its Option Shares included in the offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any obligation by any holder to indemnify shall be several and not joint with other holders.

     In connection with any registration pursuant to subparagraph (a) or (b) above, Issuer and each holder of any Option Shares (other than Grantee) shall enter into an agreement containing the indemnification provisions of this subparagraph (e).

     (f) Issuer shall comply with all reporting requirements and will do all such other things as may be necessary to permit the expeditious sale at any time of any Option Shares by the holder thereof in accordance with and to the extent permitted by any rule or regulation promulgated by the SEC from time to time, including, without limitation, Rules 144 and 144A. Issuer shall at its expense provide the holder of any Option Shares with any information necessary in connection with the completion and filing of any reports or forms required to be filed by them under the Securities Laws, or required pursuant to any state securities laws or the rules of any stock exchange.

     (g) Issuer will pay all stamp taxes in connection with the issuance and the sale of the Option Shares and in connection with the exercise of the Option, and will save Grantee harmless, without limitation as to time, against any and all liabilities, with respect to all such taxes.

     10. Quotation; Listing. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then authorized for quotation or trading or listing on the Nasdaq National Market or any securities exchange, Issuer, upon the request of Grantee, will promptly file an application, if required, to authorize for quotation or trading or listing the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the Nasdaq National Market or any securities exchange and will use its best efforts to obtain approval, if required, of such quotation or listing as soon as practicable.

     11. Division of Option. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

     12. Miscellaneous.

          (a) Expenses. Except as otherwise provided in Section 10, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

          (b) Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

          (c) Entire Agreement; No Third-Party Beneficiary; Severability. This Agreement, together with the Merger Agreement and the other documents and instruments referred to herein and therein, between Grantee and Issuer (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto (other than any transferees of the Option Shares or any permitted transferee of this Agreement pursuant to Section 13(h)) any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Grantee to acquire, or does not require Issuer to repurchase, the full number of shares of Issuer Common Stock as provided in Sections 3 and 8 (as adjusted pursuant to Section 7), it is the express intention of Issuer to allow Grantee to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible without any amendment or modification hereof.

          (d) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Tennessee without regard to any applicable conflicts of law rules.

          (e) Descriptive Headings. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

          (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        If to Issuer to:   Leader Financial Corporation
                           158 Madison Avenue
                           Memphis, Tennessee 38103
                           Telecopy Number (901) 578-2049
                           Attention:   Edgar H. Bailey
                                        Chairman and Chief Executive Officer

        with a copy to:    Leader Financial Corporation
                           158 Madison Avenue
                           Memphis, Tennessee 38103
                           Telecopy Number (901) 578-2049
                           Attention:  Catherine C. Stallings
                                       General Counsel
                           Housley, Kantarian & Bronstein
                           1220 19th Street, N.W.
                           Suite 700
                           Washington, D.C. 20036
                           Telecopy Number: (202) 822-0140
                           Attention:  Harry K. Kantarian

        If to Grantee to:  Union Planters Corporation
                           7130 Goodlett Farms Parkway
                           Memphis, Tennessee 38108
                           Telecopy Number: (901) 383-2877
                           Attention:  Jackson W. Moore
                                       President

        with a copy to:    Alston & Bird
                           601 Pennsylvania Avenue, N.W.
                           North Building, Suite 250
                           Washington, D.C. 20004-2601
                           Telecopy Number: (202) 508-3333
                           Attention:  Frank M. Conner III

     (g) Counterparts. This Agreement and any amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.

     (h) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Grantee may assign this Agreement to a wholly owned subsidiary of Grantee and Grantee may assign its rights hereunder in whole or in part after the occurrence of a Purchase Event. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     (i) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

     (j) Specific Performance. The parties hereto agree that this Agreement may be enforced by either party through specific performance, injunctive relief and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

     IN WITNESS WHEREOF, Issuer and Grantee have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.

ATTEST:                                          LEADER FINANCIAL CORPORATION

By:  /s/  CATHERINE C. STALLINGS                 By:       /s/  EDGAR H. BAILEY
    -----------------------------------------    -----------------------------------------
             Catherine C. Stallings                           Edgar H. Bailey
                  Secretary                               Chairman of the Board and
                                                           Chief Executive Officer
[CORPORATE SEAL]
ATTEST:                                          UNION PLANTERS CORPORATION

By:          /s/  E.J. HOUSE, Jr.                By:      /s/  JACKSON W. MOORE
    -----------------------------------------    -----------------------------------------
               E.J. House, Jr.                                Jackson W. Moore
                  Secretary                                       President

[CORPORATE SEAL]

                                                                     APPENDIX II

                                 PLAN OF MERGER
                                       OF
                          UPC MERGER SUBSIDIARY, INC.
                                 INTO AND WITH
                          LEADER FINANCIAL CORPORATION

     Pursuant to this Plan of Merger ("Plan of Merger"), UPC MERGER SUBSIDIARY, INC. ("Merger Sub"), a corporation organized and existing under the laws of the State of Tennessee and a wholly owned subsidiary of UNION PLANTERS CORPORATION, a corporation organized and existing under the laws of the State of Tennessee ("UPC"), shall be merged into and with LEADER FINANCIAL CORPORATION, a corporation organized and existing under the laws of the State of Tennessee ("Leader").

                                   ARTICLE 1

                                  DEFINITIONS

     Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

     1.1 "Articles of Merger" shall mean the Articles of Merger to be executed by Leader and Merger Sub and filed with the Secretary of State of the State of Tennessee relating to the merger of Merger Sub into and with Leader as contemplated by Section 2.1 of this Plan of Merger.

     1.2 "Effective Time" shall mean the date and time on which the Merger becomes effective pursuant to the Laws of the State of Tennessee as defined in
Section 2.2 of this Plan of Merger.

     1.3 "Exchange Agent" shall mean the exchange agent selected by UPC.

     1.4 "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

     1.5 "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a person or its assets, liabilities, or business, including those promulgated, interpreted, or enforced by any federal or state regulatory agencies having jurisdiction over a person or its Subsidiaries.

     1.6 "Leader Common Stock" shall mean the $1.00 par value common stock of Leader.

     1.7 "Leader Companies" shall mean, collectively, Leader and all Leader Subsidiaries.

     1.8 "Leader Stock Plans" shall have the meaning set forth in the Merger Agreement.

     1.9 "Merger" shall mean the merger of Merger Sub into and with Leader as provided in Section 2.1 of this Plan of Merger.

     1.10 "Merger Agreement" shall mean the Agreement and Plan of Merger, dated as of March 8, 1996, by and between UPC and Leader.

     1.11 "Merger Sub Common Stock" shall mean the $1.00 par value common stock of Merger Sub.

     1.12 "Subsidiaries" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

     1.13 "Surviving Corporation" shall refer to Leader as the surviving corporation resulting from the Merger.

     1.14 "TBCA" shall mean the Tennessee Business Corporation Act, as in effect at the Effective Time.

     1.15 "UPC Common Stock" shall mean the $5.00 par value common stock of UPC.

     1.16 "UPC Companies" shall mean, collectively, UPC and all UPC
Subsidiaries.

     1.17 "UPC Capital Stock" shall mean, collectively, the UPC Common Stock, the UPC Preferred Stock, and any other class or series of capital stock of UPC.

     1.18 "UPC Preferred Stock" shall mean the no par value preferred stock of UPC and shall include the (i) Series A Preferred Stock, (ii) Series B, $8.00 Nonredeemable, Cumulative, Convertible Preferred Stock, and (iii) Series E, 8% Cumulative, Convertible Preferred Stock, of UPC.

     1.19 "UPC Rights" shall mean the preferred stock purchase rights issued pursuant to the UPC Rights Agreement.

     1.20 "UPC Rights Agreement" shall mean that certain Rights Agreement, dated January 19, 1989, between UPC and UPNB, as Rights Agent.

                                   ARTICLE 2

                                TERMS OF MERGER

     2.1 Merger. Subject to the terms and conditions set forth in this Plan of Merger, at the Effective Time, Merger Sub shall be merged into and with Leader in accordance with the provisions of Section 48-21-102 of the TBCA and with the effect specified in Section 48-21-108 of the TBCA. Leader shall be the Surviving Corporation of the Merger and shall continue to be governed by the Laws of the State of Tennessee.

     2.2 Effective Time. The Merger shall become effective on the date and at the time specified in the Articles of Merger to be filed with the Secretary of State of the State of Tennessee as provided in Section 48-21-107 of the TBCA.

     2.3 Charter. The Charter of Leader, as in effect immediately prior to the Effective Time, shall remain in full force and effect following the Effective Time as the Charter of the Surviving Corporation until otherwise amended or repealed as provided by Law or by such Charter.

     2.4 Bylaws. The Bylaws of Leader, as in effect immediately prior to the Effective Time, shall continue in full force and effect as the Bylaws of the Surviving Corporation until otherwise amended or repealed as provided by Law or by such Bylaws.

                                   ARTICLE 3

                          MANNER OF CONVERTING SHARES

     3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of UPC, Merger Sub, Leader, or the shareholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of UPC Capital Stock, including any associated UPC Rights, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (b) Each share of Merger Sub Common Stock issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into one share of Leader Common Stock.

          (c) Each share of Leader Common Stock (excluding shares held by any Leader Company or any UPC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 1.525 of a share of UPC Common Stock (as subject to possible adjustment as set forth in Section 10.1(i) of the Merger Agreement, the "Exchange Ratio").

     Pursuant to the UPC Rights Agreement, each share of UPC Common Stock issued in connection with the Merger upon conversion of Leader Common Stock shall be accompanied by a UPC Right.

     3.2 Anti-Dilution Provisions. In the event UPC changes the number of shares of UPC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.3 Shares Held by Leader or UPC. Each of the shares of Leader Common Stock held by any Leader Company or by any UPC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.4 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Leader Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of UPC Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the market value of one share of UPC Common Stock at the Effective Time. The market value of one share of UPC Common Stock at the Effective Time shall be the closing price of such common stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by UPC) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

     3.5 Conversion of Stock Options; Restricted Stock. (a) At the Effective Time, each option to purchase or other right with respect to shares of Leader Common Stock pursuant to stock options, stock appreciation rights or other rights, including stock awards ("Leader Options") granted by Leader under the Leader Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to UPC Common Stock, and UPC shall assume each Leader Option, in accordance with the terms of the Leader Stock Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) UPC and its Salary and Benefits Committee shall be substituted for Leader and the Committee of Leader's Board of Directors (including, if applicable, the entire Board of Directors of Leader) administering such Leader Stock Plan, (ii) each Leader Option assumed by UPC may be exercised solely for shares of UPC Common Stock (or cash in the case of stock appreciation rights), (iii) the number of shares of UPC Common Stock subject to such Leader Option shall be equal to the number of shares of Leader Common Stock subject to such Leader Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iv) the per share exercise price under each such Leader Option shall be adjusted by dividing the per share exercise price under each such Leader Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the provisions of clause (iii) of the preceding sentence, UPC shall not be obligated to issue any fraction of a share of UPC Common Stock upon exercise of Leader Options and any fraction of a share of UPC Common Stock that otherwise would be subject to a converted Leader Option shall represent the right to receive a cash payment upon exercise of such converted Leader Option equal to the product of such fraction and the difference between the market value of one share of UPC Common Stock at the time of exercise of such Option and the per share exercise price of such Option. The market value of one share of UPC Common Stock at the time of exercise of an Option shall be the closing price of such common stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by UPC) on the last trading day preceding the date of exercise. In addition, notwithstanding the clauses (iii) and (iv) of the first sentence of this Section 3.5, each Leader Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the Internal Revenue Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code. UPC and Leader agree to take all necessary steps to effectuate the foregoing provisions of this Section 3.5.

     (b) As soon as practicable after the Effective Time, UPC shall deliver to the participants in each Leader Stock Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants subject to such Leader Stock Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.5(a) after giving effect to the Merger), and UPC shall comply with the terms of each Leader Stock Plan to ensure, to the extent required by, and subject to the provisions of, such Leader Stock Plan, that Leader Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. Within 30 days after the Effective Time, UPC shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of UPC Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

     (c) All contractual restrictions or limitations on transfer with respect to Leader Common Stock awarded under the Leader Stock Plans or any other plan, program, or Contract of any Leader Company, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program, or Contract, shall remain in full force and effect with respect to shares of UPC Common Stock into which such restricted stock is converted pursuant to Section 3.1 of this Plan of Merger.

     (d) In approving this Plan of Merger, Leader and the Stock Option Committee appointed by the Board of Directors of Leader in accordance with paragraph 5(a) of the Leader Financial Corporation 1993 Stock Option and Incentive Plan agree not to permit the holders of options outstanding under such plan to receive cash upon the "Change in Control" of Leader in an amount equal to the excess of the "Market Value" of the Leader Common Stock subject to such option over the "Exercise Price" of the shares subject to such option in accordance with Section 12 of the Leader Financial Corporation 1993 Stock Option and Incentive Plan.

                                   ARTICLE 4

                           DELIVERY OF CONSIDERATION

     4.1 Exchange Procedures. Promptly after the Effective Time, UPC and Leader shall cause the Exchange Agent to mail to the former shareholders of Leader appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Leader Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of Leader Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Plan of Merger) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Plan of Merger, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Plan of Merger. To the extent required by Section 3.4 of this Plan of Merger, each holder of shares of Leader Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of UPC Common Stock to which such holder may be otherwise entitled (without interest). UPC shall not be obligated to deliver the consideration to which any former holder of Leader Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of Leader Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of Leader Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Plan of Merger notwithstanding, neither the Surviving Corporation nor the Exchange Agent shall be liable to a holder of Leader Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

     4.2 Rights of Former Leader Shareholders. At the Effective Time, the stock transfer books of Leader shall be closed as to holders of Leader Common Stock immediately prior to the Effective Time and no transfer of Leader Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Plan of Merger, each certificate theretofore representing shares of Leader Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Plan of Merger) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Plan of Merger in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Leader in respect of such shares of Leader Common Stock in accordance with the terms of this Plan of Merger and which remain unpaid at the Effective Time. To the extent permitted by Law, former shareholders of record of Leader shall be entitled to vote after the Effective Time at any meeting of UPC shareholders the number of whole shares of UPC Common Stock into which their respective shares of Leader Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Leader Common Stock for certificates representing UPC Common Stock in accordance with the provisions of this Plan of Merger. Whenever a dividend or other distribution is declared by UPC on the UPC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Plan of Merger, but beginning 30 days after the Effective Time no dividend or other distribution payable to the holders of record of UPC Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Leader Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Plan of Merger. However, upon surrender of such Leader Common Stock certificate, both the UPC Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

                                   ARTICLE 5

                                 MISCELLANEOUS

     5.1 Conditions Precedent. Consummation of the Merger by Merger Sub shall be conditioned on the satisfaction of, or waiver by UPC of, of the conditions precedent to the Merger set forth in Sections 9.1 and 9.2 of the Merger Agreement. Consummation of the Merger by Leader shall be conditioned on the satisfaction of, or waiver by Leader of, of the conditions precedent to the Merger set forth in Sections 9.1 and 9.3 of the Merger Agreement.

     5.2 Termination. This Plan of Merger may be terminated at any time prior to the Effective Time by the parties hereto as provided in Article 10 of the Merger Agreement.

                                                                    APPENDIX III

                        FORM OF SANDLER O'NEILL OPINION

August   , 1996

Board of Directors
Leader Financial Corporation
158 Madison Avenue
Memphis, TN 38103

Ladies and Gentlemen:

     Leader Financial Corporation ("Leader") and Union Planters Corporation ("Union Planters") have entered into an Agreement and Plan of Merger dated as of March 8, 1996 (the "Agreement") pursuant to which a wholly-owned subsidiary of Union Planters will be merged with and into Leader (the "Merger") and, upon consummation of the Merger, each outstanding share of Leader common stock, par value $1.00 per share (the "Leader Shares"), will be converted into the right to receive 1.525 shares (the "Exchange Ratio") of common stock, par value $5.00 per share, of Union Planters (the "Union Planters Shares"), subject to possible adjustment as set forth in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Leader Shares.

     Sandler O'Neill Corporate Strategies, a division of Sandler O'Neill & Partners, L.P., as part of its investment banking business is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

     In connection with this opinion we have reviewed, among other things: (i) the Agreement and exhibits thereto; (ii) the Stock Option Agreement dated as of March 9, 1996 by and between Union Planters and Leader; (iii) Union Planters' audited consolidated financial statements and management's discussion and analysis of the financial condition and results of operations contained in its annual report to shareholders for the year ended December 31, 1995; (iv) Leader's audited consolidated financial statements and management's discussion and analysis of the financial condition and results of operations contained in its annual report to shareholders for the year ended December 31, 1995; (v) certain financial analyses and forecasts of Leader prepared by and reviewed with management of Leader and the views of senior management of Leader regarding Leader's past and current business operations, results thereof, financial condition and future prospects, including: (a) Leader's high level of borrowings/assets and potential future limitations on growth and (b) Leader's dependence on FHA/VA delinquent loan purchases and the adverse potential impact of changes in such program on the future operations and profitability of Leader;
(vi) certain financial analyses and forecasts of Union Planters prepared by and reviewed with management of Union Planters' and the views of senior management of Union Planters regarding Union Planters' past and current business operations, results thereof, financial condition and future prospects; (vii) the pro forma impact of the Merger on Union Planters; (viii) the historical reported price and trading activity for Union Planters' and Leader's common stock, including a comparison of certain financial and stock market information for Union Planters and Leader with similar information for certain other companies the securities of which are publicly traded; (ix) the financial terms of recent business combinations in the savings institution and banking industries; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We were not asked to, and did not, solicit indications of interest from other third parties.

     In performing our review, we have assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information reviewed by and discussed with us, and we did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities of Union Planters or Leader or any of their subsidiaries, or the collectibility of any such assets (relying, where relevant, on the analyses and estimates of Union Planters and Leader). With respect to the financial projections reviewed with management, we have assumed that they

                                      III-1
have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of Union Planters and Leader and that such performances will be achieved. We have also assumed that there has been no material change in Union Planters' or Leader's assets, financial condition, results of operations, business or prospects since the date of the last financial statements noted above. We have assumed that the Merger will qualify for pooling of interests accounting treatment and have further assumed that Union Planters will remain as a going concern for all periods relevant to our analyses and that the conditions precedent in the Agreement are not waived.

     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof.

     We have acted as Leader's financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion.

     In the ordinary course of our business, we may actively trade the equity securities of Union Planters and Leader for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion is directed to the Board of Directors of Leader and does not constitute a recommendation to any stockholder of Leader as to how such stockholder should vote at the special meeting of stockholders to consider and vote upon the Merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent.

     Based upon and subject to the foregoing, it is our opinion that the Exchange Ratio is fair, from a financial point of view, to the holders of Leader Shares.

                                          Very truly yours,

                                          Sandler O'Neill & Partners, L.P.

                                      III-2

                                                                     APPENDIX IV

            FORM OF STIFEL, NICOLAUS & COMPANY, INCORPORATED OPINION

                                                                 August   , 1996

Board of Directors
Union Planters Corporation
7130 Goodlett Farms Parkway
Memphis, TN 38018

Members of the Board:

     You have requested our opinion as to the fairness from a financial point of view to the shareholders of Union Planters Corporation ("Union Planters") of the consideration to be paid to the shareholders of Leader Financial Corporation ("Leader Financial") by Union Planters pursuant to the terms of the Agreement and Plan of Merger by and between Leader Financial and Union Planters dated as of March 8, 1996 (the "Agreement"). Pursuant to the Agreement, the holder of each share of common stock of Leader Financial would be entitled to receive
1.525 shares of common stock of Union Planters. For the purposes of our opinion, we have assumed that the transaction will constitute a tax-free reorganization as contemplated by the Agreement and the Merger will qualify as a pooling of interests for accounting purposes. We have also assumed that no securities will be issued under the option agreement being entered into between Union Planters and Leader Financial.

     Stifel, Nicolaus & Company, Incorporated ("Stifel"), as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In addition, Stifel has and expects to continue acting as a market maker in the securities of Leader Financial. We are familiar with Union Planters and Leader Financial and have completed our financial analysis of this transaction.

     In rendering our opinion, we have reviewed the Agreement as well as financial and other information that was publicly available or furnished to us by Union Planters and Leader Financial including information provided during Stifel's discussions with their respective management. We have conducted conversations with Union Planters' senior management regarding recent developments and management's financial projections for Union Planters and Leader Financial. In addition, we have spoken to members of Union Planters' management and Leader Financial's management regarding factors which affect each entity's business. We have also compared certain financial and securities data (as appropriate) of Union Planters and Leader Financial with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of Union Planters and Leader Financial, reviewed prices and premiums paid in other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to us or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Union Planters and Leader Financial as to the future operating and financial performance of Union Planters and Leader Financial and that they provided a reasonable basis upon which we could form our opinion. We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Union Planters or Leader Financial since the date of the last financial statements made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of Union Planters' or Leader Financial's assets or liabilities nor did we review loan files of Union Planters or Leader Financial. We relied on advice of counsel to Union Planters as to all legal matters with respect to Union Planters, the Agreement and the transactions and other matters contained or contemplated therein.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. Our opinion is directed to the Board of Directors of Union Planters and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction, nor have we expressed any opinion as to the prices at which any securities of Union Planters or Leader Financial might trade in the future. Except as required by applicable law, including without limitation federal securities laws, our opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior consent.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion, as of the date hereof, that the consideration to be paid to the shareholders of Leader Financial pursuant to the Agreement is fair to the shareholders of Union Planters from a financial point of view.

                                Very truly yours,

                                STIFEL, NICOLAUS & COMPANY, INCORPORATED

                                    PART II

             INFORMATION NOT REQUIRED IN PROXY STATEMENT-PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Restated Charter of the Registrant provides as follows:

  TWELFTH: INDEMNIFICATION OF CERTAIN PERSONS:

     To the fullest extent permitted by Tennessee law, the Corporation may indemnify or purchase and maintain insurance to indemnify any of its directors, officers, employees or agents and any persons who may serve at the request of the Corporation as directors, officers, employees, trustees or agents of any other corporation, firm, association, national banking association, state-chartered bank, trust company, business trust, organization or any other type of entity whether or not the Corporation shall have any ownership interest in such entity. Such indemnification(s) may be provided for in the Bylaws, or by resolution of the Board of Directors or by appropriate contract with the person involved.

     Article V, INDEMNIFICATION, of the Registrant's Amended and Restated Bylaws provides as follows:

          The Corporation does hereby indemnify its directors and officers to the fullest extent permitted by the laws of the State of Tennessee and by ARTICLE TWELFTH of its Charter. The Corporation may indemnify any other person to the extent permitted by the Charter and by applicable law.

     Indemnification of corporate directors and officers is governed by Sections 48-18-501 through 48-18-509 of the Tennessee Business Corporation Act (the "Act"). Under the Act, a person may be indemnified by a corporation against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) actually and necessarily incurred by him in connection with any threatened or pending suit or proceeding or any appeal thereof (other than an action by or in the right of the corporation), whether civil or criminal, by reason of the fact that he is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer, employee or agent of another corporation of any type or kind, domestic or foreign, if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interest of the corporation and, in criminal actions or proceedings only, in addition, had no reasonable cause to believe that his conduct was unlawful. A Tennessee corporation may indemnify a director or officer thereof in a suit by or in the right of the corporation against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred as a result of such suit unless such director or officer did not act in good faith or with the degree of diligence, care and skill which ordinarily prudent men exercise under similar circumstances and in like positions.

     A person who has been wholly successful, on the merits or otherwise, in the defense of any of the foregoing types of suits or proceedings is entitled to indemnification for the foregoing amounts. A person who has not been wholly successful in any such suit or proceeding may be indemnified only upon the order of a court or a finding that the director or officer met the required statutory standard of conduct by (i) a majority vote of a disinterested quorum of the board of Directors, (ii) the Board of Directors based upon the written opinion of independent legal counsel to such effect, or (iii) a vote of the shareholders.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT
NUMBER                                           DESCRIPTION
- ------       -----------------------------------------------------------------------------------
  2.1     -- Agreement and Plan of Merger dated as of March 8, 1996 by and between Union
             Planters Corporation and Leader Financial Corporation. (Included as Appendix I to
             the Joint Proxy Statement included as a part of this Registration Statement.)

EXHIBIT
NUMBER                                           DESCRIPTION
- ------       -----------------------------------------------------------------------------------
  2.2     -- Form of Plan of Merger of UPC Merger Subsidiary, Inc. with and into Leader
             Financial Corporation. (Included as Appendix II to the Joint Proxy Statement
             included as a part of this Registration Statement.)
  2.3     -- Supplemental Letter from Union Planters Corporation to Leader Financial
             Corporation, dated March 8, 1996. (Included as part of Appendix I to the Joint
             Proxy Statement included as a part of this Registration Statement.)
  2.4     -- Stock Option Agreement, dated as of March 9, 1996, by and between Union Planters
             Corporation and Leader Financial Corporation. (Included as part of Appendix I to the Joint Proxy Statement included as a part of this Registration Statement.)
  4.1     -- Restated Charter of Union Planters Corporation. (Incorporated by reference to exhibit 3(a) to the Annual Report on Form 10-K of UPC, dated December 31, 1995.)
  4.2     -- Amended and Restated Bylaws of Union Planters Corporation. [Incorporated by
             reference to exhibit 3 to UPC's Registration Statement on Form S-3D filed on April
             9, 1996 (Registration No. 333-02377)]
  5.      -- Opinion of E. James House, Jr., Esquire, Secretary and Manager of the Legal
             Department of Union Planters Corporation, regarding legality of the Union Planters
             Corporation Common Stock.
  8.      -- Opinion of Alston & Bird as to federal income tax consequences.
 23.1     -- Consent of E. James House, Jr., Esq. (included in Exhibit 5).
 23.2     -- Consent of Price Waterhouse LLP.
 23.3     -- Consent of KPMG Peat Marwick LLP.
 23.4     -- Consent of Alston & Bird (included in Exhibit 8).
 23.5     -- Consent of Sandler O'Neill & Partners, L.P.
 23.6     -- Consent of Stifel, Nicolaus & Company, Incorporated.
 24.      -- Power of Attorney (included in signature pages).
 99.1     -- Form of Proxy of Leader Financial Corporation.
 99.2     -- Form of Proxy of Union Planters Corporation.

ITEM 22.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

          (7) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (8) That every prospectus: (i) that is filed pursuant to Paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Memphis, State of Tennessee, on the 18th day of July, 1996.

DATE: July 18, 1996

                                          UNION PLANTERS CORPORATION

                                          By:   /s/  BENJAMIN W. RAWLINS, JR.
                                            ------------------------------------
                                                  Benjamin W. Rawlins, Jr.
                                                   Chairman of the Board
                                                and Chief Executive Officer

     We, the undersigned directors and officers of Union Planters Corporation do hereby constitute and appoint E. James House, Jr. and M. Kirk Walters, and each of them severally, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or their respective substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                 CAPACITY                    DATE
- ---------------------------------------------   --------------------------------   --------------
         /s/  BENJAMIN W. RAWLINS, JR.          Chairman of the Board, Chief        July 18, 1996
- ---------------------------------------------     Executive Officer, Director
          Benjamin W. Rawlins, Jr.                (Principal Executive Officer)

                 /s/  JOHN W. PARKER            Executive Vice President and        July 18, 1996
- ---------------------------------------------     Chief Financial Officer
               John W. Parker                     (Principal Financial Officer)

                /s/  M. KIRK WALTERS            Senior Vice President, Treasurer    July 18, 1996
- ---------------------------------------------     and Chief Accounting Officer
               M. Kirk Walters

                /s/  ALBERT M. AUSTIN           Director                            July 18, 1996
- ---------------------------------------------
              Albert M. Austin

                /s/  MARVIN E. BRUCE            Director                            July 18, 1996
- ---------------------------------------------
               Marvin E. Bruce

                /s/  GEORGE W. BRYAN            Director                            July 18, 1996
- ---------------------------------------------
               George W. Bryan

           /s/  ROBERT B. COLBERT, JR.          Director                            July 18, 1996
- ---------------------------------------------
           Robert B. Colbert, Jr.

                                                Director
- ---------------------------------------------
             C.J. Lowrance, III

                  SIGNATURE                                 CAPACITY                    DATE
- ---------------------------------------------   --------------------------------   --------------
               /s/  JACKSON W. MOORE            President and Director              July 18, 1996
- ---------------------------------------------
              Jackson W. Moore

              /s/  STANLEY D. OVERTON           Director                            July 18, 1996
- ---------------------------------------------
             Stanley D. Overton

                /s/  V. LANE RAWLINS            Director                            July 18, 1996
- ---------------------------------------------
               V. Lane Rawlins

              /s/  MIKE P. STURDIVANT           Director                            July 18, 1996
- ---------------------------------------------
             Mike P. Sturdivant

         /s/  RICHARD A. TRIPPEER, JR.          Director                            July 18, 1996
- ---------------------------------------------
          Richard A. Trippeer, Jr.

               /s/  MILTON J. WOMACK            Director                            July 18, 1996
- ---------------------------------------------
              Milton J. Womack

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                           DESCRIPTION
- ------       -----------------------------------------------------------------------------------
   2.1  --   Agreement and Plan of Merger dated as of March 8, 1996 by and between Union
             Planters Corporation and Leader Financial Corporation. (Included as Appendix I to
             the Joint Proxy Statement included as a part of this Registration Statement.)
   2.2  --   Form of Plan of Merger of UPC Merger Subsidiary, Inc. with and into Leader
             Financial Corporation. (Included as Appendix II to the Joint Proxy Statement
             included as a part of this Registration Statement.)
   2.3  --   Supplemental Letter from Union Planters Corporation to Leader Financial
             Corporation, dated March 8, 1996. (Included as part of Appendix I to the Joint
             Proxy Statement included as a part of this Registration Statement.)
   2.4  --   Stock Option Agreement, dated as of March 9, 1996, by and between Union Planters
             Corporation and Leader Financial Corporation. (Included as part of Appendix I to the Joint Proxy Statement included as a part of this Registration Statement.)
   4.1  --   Restated Charter of Union Planters Corporation. (Incorporated by reference to exhibit 3(a) to the Annual Report on Form 10-K of UPC, dated December 31, 1995.)
   4.2  --   Amended and Restated Bylaws of Union Planters Corporation. [Incorporated by
             reference to Exhibit 3 to UPC's Registration Statement on Form S-3D filed on April
             9, 1996 (Registration No. 333-02377)]
   5.   --   Opinion of E. James House, Jr., Esquire, Secretary and Manager of the Legal
             Department of Union Planters Corporation, regarding legality of the Union Planters
             Corporation Common Stock.
   8.   --   Opinion of Alston & Bird as to federal income tax consequences.
  23.1  --   Consent of E. James House, Jr., Esq. (included in Exhibit 5).
  23.2  --   Consent of Price Waterhouse LLP.
  23.3  --   Consent of KPMG Peat Marwick LLP.
  23.4  --   Consent of Alston & Bird (included in Exhibit 8).
  23.5  --   Consent of Sandler O'Neill & Partners, L.P.
  23.6  --   Consent of Stifel, Nicolaus & Company, Incorporated.
  24.   --   Power of Attorney (included in signature pages).
  99.1  --   Form of Proxy of Leader Financial Corporation.
  99.2  --   Form of Proxy of Union Planters Corporation.